FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Press Release regarding January - September 2016 results

2	Financial report for January - September 2016 results

3	Financial information for January - September 2016 results

4	Analyst presentation for January - September 2016 results

Item 1

PRESS RELEASE

RESULTS JANUARY-SEPTEMBER 2016

Santander earns €4.61 billion during the first nine months of 2016

Madrid, 26 October 2016

Banco Santander has delivered €4,606 million in attributable profits for the first nine months of 2016, down 22.5% from the same period in 2015 due to the impact of extraordinary items announced in Q2 of this year and Q2 of 2015. Excluding extraordinary items and exchange rate movements, profits grew by 8% year on year to €4,975 million.

In the third quarter alone, the bank delivered attributable profits of €1,695 million, up 1% when compared to the same period last year. Excluding the impact of currency depreciation against the euro, attributable profits in Q3 were 7% higher than the same period last year.

Banco Santander Group Executive Chairman, Ana Botín, said:

“We have delivered strong performance during the first nine months of 2016, earning the loyalty of a further one million customers, while maintaining our position as one of the most profitable banks in our peer group.

“While the low interest rate environment within developed economies remains a challenge for parts of our business, the resilience of our business model has allowed us to continue to deliver, with our Latin American and consumer finance franchises growing particularly well throughout the year.

“There continues to be real potential for further sustainable and profitable growth and we are confident that our strategy of earning the lasting loyalty of customers, strong balance sheet, and best-in-class efficiency leave us well positioned to continue delivering for our customers, colleagues, shareholders and communities.

“We continue to grow capital ahead of our goals while also funding growth in lending and increasing dividends. Dividend yield stands at around 5%. We expect to end 2016 exceeding last year’s profit, enabling us to increase our dividend per share and earnings per share.”

Comunicación Externa.	1
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

  INCOME STATEMENT. Key Highlights in million euros.

	9M’16	9M’15	Var. (%) 9M’16 vs 9M’15	Var. (%) (currency neutral)	Q3’16	Q3’15	Var. (%) Q3’16 vs Q3’15	Var. (%) (currency neutral)
Gross income	32,740	34,378	-4.8	2.7	11,080	11,316	-2.1	0.8
Operating expenses	-15,634	-16,149	-3.2	4.1	-5,250	-5,342	-1.7	1.9
Net operating income	17,106	18,229	-6.2	1.4	5,831	5,974	-2.4	-0.2
Loan-loss provisions	-7,112	-7,550	-5.8	0.5	-2,499	-2,479	0.8	0.7
Underlying PBT	8,625	8,766	-1.6	7.9	2,940	2,778	5.8	10.9
Tax on profit	-2,684	-2,649	1.3	9.5	-904	-787	14.9	18.3
Underlying profit	4,975	5,106	-2.6	8.4	1,695	1,680	0.9	7.2
Non-recurring items	-368	835	-	-	-	-	-	-
Attributable profit	4,606	5,941	-22.5	-15.1	1,695	1,680	0.9	7.2

Results Summary (9M’16 versus 9M’15 and currency neutral)

Customers: Banco Santander has continued to help its customers prosper, with lending increasing 3% year-on-year (y-o-y) and customer funds increasing by 5% y-o-y. Progress in the commercial and digital transformation has allowed the bank to increase the number of loyal customers (up 1.3 million, to 14.8 million) and digitally active customers (up 4.1 million, to 20.2 million) in the last twelve months.

Santander has continued to progress in commercial transformation, including: mobile phone payments; next generation branches; and smart ATMs. This investment has allowed for a better customer experience with seven countries ranking in the top three within their markets for customer satisfaction.

Net interest income: Net interest income grew by 2% y-o-y, with growth in seven out of ten markets. This was driven by higher volumes in both lending and deposits, with particularly strong growth in Latin America, Poland, Portugal and Consumer Finance.

Non interest income: Fee income increased by 8% y-o-y to €7,543 million, with the strategic focus on earning customer loyalty helping drive an increase in fee income across all markets. Gains on financial transactions (4% of total revenues) were down 18%, while other operating income increased 13% due to higher revenues from the leasing business of Santander Consumer USA.

Total income grew in a context in which most peers are registering declines.

Comunicación Externa.	2
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

Expenses: Operating expenses grew 4.1% y-o-y to €15,634 million driven in part by higher inflation in some markets and an increase in the perimeter businesses. On a like-for-like basis, costs were down 1%. The bank has maintained its best-in-class efficiency, with the cost/income ratio remaining flat at 47.8%, while continuing to invest in improving service for customers.

Loan loss provisions: Loan loss provisions were broadly flat y-o-y at €7,112 million. A strong risk culture helped drive improvements across all credit quality metrics, with the non-performing loan ratio falling by 35bps y-o-y to 4.15% and cost of credit falling by 7bps to 1.19%.

Profits: Attributable profits fell to €4,606 million as a result of a number of extraordinary items during Q2’16, including: restructuring costs (-€475 million), capital gains from the sale of VISA Europe (+€227 million), and a change in the scheduled date for contributions to the Single Resolution Fund (-€120 million). Q2’15 also benefited from a one-off gain of €835 million due to a reversal of tax liabilities in Brazil. Excluding the impact of extraordinary items and exchange rate movements, profits grew by 8% year on year to €4,975 million.

Capital: Fully loaded CET1 increased by 11bps in the third quarter and 0.42 points year-to-date, to 10.47%, on track to achieve target of 11% in 2018.

ROTE: Underlying ROTE was 11.2% and statutory ROTE was 10.6%, among the highest in the banking sector.

Diversification: Europe contributed 56% of Group profits (inc. UK 19%; Spain 14%; and Santander Consumer Finance 13%) and the Americas, 44% (inc. Brazil 20% and Mexico 7%).

Country summary (9M’16 versus 9M’15 and currency neutral)

In Spain the bank’s priority remains to increase customer loyalty and improve service quality. The low interest rate environment continued to affect net-interest income, however, this was partly offset by good growth in fee income, strong cost control, and significant improvements in credit quality. Key metrics: Gross Income (€4,429m, -8.5%); Operating Expenses (€2,495m, -3.1%); Loan loss provisions (€500m, -40.1%); Underlying attributable profit, excluding contribution to SRF in 2Q’16 (€885m, +0.2%); Attributable profit (€785m, -11.1%).

Santander UK made good progress against its strategic targets, with 123 customers continuing to grow, strong cost discipline and good credit quality, despite uncertainty in the operating environment. Attributable profits have been impacted by the introduction in 2016 of the 8% bank corporation tax surcharge, turning the 0.3% increase in profit before tax into a decline of 11% in attributable profit. Key metrics: Gross Income (€4,391m, +1.3%); Operating Expenses (€2,284m, +0.3%); Loan loss provisions (€119m, +51.7%); Attributable profit (€1,207m, -11.1%).

In Brazil the bank has continued to see strong performance with growth in profit and income driven by good client growth, greater transactions and customer loyalty, and an increase in fee income. The change in business mix carried out in the last few years has also allowed the bank to maintain credit quality ahead of our peers. Key metrics: Gross Income (€8,133m, +6.2%); Operating Expenses (€3,170m, +5.4%); Loan loss provisions (€2,424m, +10.9%); Attributable profit (€1,276m, +9.5%).

Comunicación Externa.	3
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

In the US Santander has continued to invest to improve the retail customer experience, grow our commercial bank, and meet our regulatory requirements. Revenues fell slightly and while our costs increased, the rate of increase has begun to reduce. Provisions increased during the period due to a greater level of retention of loans at Santander Consumer USA and provisions made for Oil and Gas (mainly in Q1). Key metrics: Gross Income (€5,723m, -1.4%); Operating Expenses (€2,335m, +6.5%); Loan loss provisions (€2,342m, +9.5%); Attributable profit (€381m, -42.1%).

Santander Consumer Finance continued to strengthen its leadership position within the European consumer finance market. Profits rose due to an increase in new lending across all countries and improvements in cost control and credit quality. Key metrics: Gross Income (€3,219m, +10%); Operating Expenses (€1,418m, +10%); Loan loss provisions (€300m, -30.9%); Attributable profit (€835m, +21.1%) excluding contribution to SRF in 2Q’16. Attributable profit including SRF contribution (824m, +19.5%).

Good performance in all segments helped boost profits in Mexico with strong growth in both lending and deposits. The number of loyal customers increased further during the quarter and credit quality continued to improve. Key metrics: Gross Income (€2,375m, +13.4%); Operating Expenses (€950m, +8.1%); Loan loss provisions (€629m, +11.9%); Attributable profit (€460m, +19%).

In Chile the bank continued to focus on improving the customer experience and increasing loyal customers. Attributable profits increased due to higher commercial revenues, a modest decrease in provisions and good cost control. Key metrics: Gross Income (€1,749m, +4%); Operating Expenses (€721m, +3.4%); Loan loss provisions (€382m, -0.7%); Attributable profit (€377m, +6.3%).

In Poland the bank delivered good growth in net interest income, with the business gaining market share in loans. The cost of credit improved with material reductions in non performing loans. Attributable profits were impacted by the tax on assets introduced in February 2016. Excluding this impact, profit would have grown 8%. Key metrics: Gross Income (€985m, +5%); Operating Expenses (€440m, +2.4%); Loan loss provisions (€110m, -6.9%); Attributable profit (€208m, -10.2%).

On a like-for-like basis, profits increased significantly in Portugal due to strong income growth, lower costs and a significant reduction in loan loss provisions. Income was bolstered by gains on financial transactions from the sale of portfolios and the integration of Banif. Key metrics: Gross Income (€917m, +31.5%); Operating Expenses (€455m, +20.6%); Loan loss provisions (€44m, -33.8%); Attributable profit excluding contribution to SRF in 2Q’16 (302m; +67%); Attributable profit (€293m, +62.3%).

Comunicación Externa.	4
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

The strategic focus in Argentina continues to be on expanding and modernising the branch network to take advantage of growth opportunities. Attributable profit increased significantly due to good performance in both net interest income and fee income. The market position will be further strengthened by the acquisition of Citibank’s retail portfolio. Key metrics: Gross Income (€999m, +40.4%); Operating Expenses (€549m, +39.5%); Loan loss provisions (€75m, +24.1%); Attributable profit (€250m, +48%).

Comunicación Externa.	5
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11
email:comunicacionbancosantander@gruposantander.com

KEY CONSOLIDATED DATA

Balance sheet (€ million)	Sep’16	Jun’16%		Sep’16	Sep’15%		2015

Total assets	1,329,538	1,342,906	(1.0)	1,329,538	1,320,427	0.7	1,340,260
Net customer loans	773,290	783,457	(1.3)	773,290	777,020	(0.5)	790,848
Customer deposits	667,439	671,903	(0.7)	667,439	669,255	(0.3)	683,142
Managed and marketed customer funds	1,075,162	1,077,369	(0.2)	1,075,162	1,045,507	2.8	1,075,563
Total equity	101,122	100,346	0.8	101,122	98,687	2.5	98,753
Total managed and marketed funds	1,508,587	1,517,386	(0.6)	1,508,587	1,479,841	1.9	1,506,520

Underlying income statement* (€ million)	3Q’16	2Q’16%		9M’16	9M’15%		2015

Net interest income	7,798	7,570	3.0	22,992	24,302	(5.4)	32,189
Gross income	11,080	10,929	1.4	32,740	34,378	(4.8)	45,272
Net operating income	5,831	5,703	2.2	17,106	18,229	(6.2)	23,702
Underlying profit before taxes	2,940	2,954	(0.5)	8,625	8,766	(1.6)	10,939
Underlying attributable profit to the Group	1,695	1,646	3.0	4,975	5,106	(2.6)	6,566

Changes on a currency-neutral basis:

Quarterly: Net interest income: +1.5%; Gross income: -0.1%; Net operating income: +0.2%; Attributable profit: +2.3%

Year-on-year: Net interest income: +2.2%; Gross income: +2.7%; Net operating income: +1.4%; Attributable profit: +8.4%

Underlying EPS, profitability and efficiency* (%)	3Q’16	2Q’16%		9M’16	9M’15%		2015

EPS (euro)	0.11	0.11	3.2	0.33	0.35	(5.9)	0.45
RoE	7.66	7.45		7.52	7.49		7.23
RoTE	11.36	11.09		11.19	11.42		10.99
RoA	0.61	0.60		0.59	0.61		0.58
RoRWA	1.40	1.37		1.37	1.35		1.30
Efficiency ratio (with amortisations)	47.4	47.8		47.8	47.0		47.6

Solvency and NPL ratios (%)	Sep’16	Jun’16%		Sep’16	Sep’15%		2015

CET1 fully-loaded	10.47	10.36		10.47	9.85		10.05
CET1 phase-in	12.44	12.32		12.44	12.39		12.55
NPL ratio	4.15	4.29		4.15	4.50		4.36
Coverage ratio	72.7	72.5		72.7	71.1		73.1

Market capitalisation and shares	Sep’16	Jun’16%		Sep’16	Sep’15%		2015

Shares (millions)	14,434	14,434	—	14,434	14,317	0.8	14,434
Share price (euros)	3.947	3.429	15.1	3.947	4.744	(16.8)	4.558
Market capitalisation (€ million)	56,973	49,496	15.1	56,973	67,918	(16.1)	65,792
Tangible book value (euro)	4.18	4.13		4.18	4.10		4.07
Price / Tangible book value (X)	0.94	0.83		0.94	1.16		1.12
P/E ratio (X)	9.02	7.93		9.02	10.19		10.23

Other data	Sep’16	Jun’16%		Sep’16	Sep’15%		2015

Number of shareholders	3,920,700	3,794,920	3.3	3,920,700	3,209,138	22.2	3,573,277
Number of employees	189,675	191,138	(0.8)	189,675	191,504	(1.0)	193,863
Number of branches	12,391	12,589	(1.6)	12,391	12,901	(4.0)	13,030

Information on total profit**	3Q’16	2Q’16%		9M’16	9M’15%		2015

Attributable profit to the Group	1,695	1,278	32.6	4,606	5,941	(22.5)	5,966
EPS (euro)	0.11	0.08	35.1	0.30	0.41	(25.9)	0.40
RoE	7.66	7.03		7.10	8.41		6.57
RoTE	11.36	10.47		10.57	12.82		9.99
RoA	0.61	0.57		0.57	0.68		0.54
RoRWA	1.40	1.32		1.31	1.51		1.20
P/E ratio (X)	9.78	8.99		9.78	8.71		11.30

(*).-	Excluding non-recurring net capital gains and provisions (2Q’16 and 9M’16: -€368 million; 9M’15: €835 million; 2015: -€600 million)

(**).-	Including non-recurring net capital gains and provisions (2Q’16 and 9M’16: -€368 million; 9M’15: €835 million; 2015: -€600 million)

Note:	The financial information in this report was approved by the Executive Committee of Board of Directors at its meeting on October 24, 2016, following a favourable report from the Audit Committee on October 20, 2016.

      6

Item 2

2016

Financial report

January - September

We want to help people and businesses prosper

Santander

Financial
Report

3	Key consolidated data

4	Santander aim

6	Highlights of the period

8	Other significant events in the quarter

10	Customers

11	General background

12	Income statement and balance sheet

18	Solvency ratios

19	Risk management

21	Business information

37	Corporate Governance

38	Corporate Social Responsibility

39	The Santander share

40	Financial information. Appendix

58	Glossary

At Banco Santander, we take advantage of new communication technologies and the social networks to improve dialogue with our stakeholders

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Key consolidated data

KEY CONSOLIDATED DATA

Balance sheet (€ million)	Sep’16	Jun’16%		Sep’16	Sep’15%		2015

Total assets	1,329,538	1,342,906	(1.0)	1,329,538	1,320,427	0.7	1,340,260
Net customer loans	773,290	783,457	(1.3)	773,290	777,020	(0.5)	790,848
Customer deposits	667,439	671,903	(0.7)	667,439	669,255	(0.3)	683,142
Managed and marketed customer funds	1,075,162	1,077,369	(0.2)	1,075,162	1,045,507	2.8	1,075,563
Total equity	101,122	100,346	0.8	101,122	98,687	2.5	98,753
Total managed and marketed funds	1,508,587	1,517,386	(0.6)	1,508,587	1,479,841	1.9	1,506,520

Underlying income statement* (€ million)	3Q’16	2Q’16%		9M’16	9M’15%		2015

Net interest income	7,798	7,570	3.0	22,992	24,302	(5.4)	32,189
Gross income	11,080	10,929	1.4	32,740	34,378	(4.8)	45,272
Net operating income	5,831	5,703	2.2	17,106	18,229	(6.2)	23,702
Underlying profit before taxes	2,940	2,954	(0.5)	8,625	8,766	(1.6)	10,939
Underlying attributable profit to the Group	1,695	1,646	3.0	4,975	5,106	(2.6)	6,566

Changes on a currency-neutral basis:

Quarterly: Net interest income: +1.5%; Gross income: -0.1%; Net operating income: +0.2%; Attributable profit: +2.3%

Year-on-year: Net interest income: +2.2%; Gross income: +2.7%; Net operating income: +1.4%; Attributable profit: +8.4%

Underlying EPS, profitability and efficiency* (%)	3Q’16	2Q’16%		9M’16	9M’15%		2015

EPS (euro)	0.11	0.11	3.2	0.33	0.35	(5.9)	0.45
RoE	7.66	7.45		7.52	7.49		7.23
RoTE	11.36	11.09		11.19	11.42		10.99
RoA	0.61	0.60		0.59	0.61		0.58
RoRWA	1.40	1.37		1.37	1.35		1.30
Efficiency ratio (with amortisations)	47.4	47.8		47.8	47.0		47.6

Solvency and NPL ratios (%)	Sep’16	Jun’16%		Sep’16	Sep’15%		2015

CET1 fully-loaded	10.47	10.36		10.47	9.85		10.05
CET1 phase-in	12.44	12.32		12.44	12.39		12.55
NPL ratio	4.15	4.29		4.15	4.50		4.36
Coverage ratio	72.7	72.5		72.7	71.1		73.1

Market capitalisation and shares	Sep’16	Jun’16%		Sep’16	Sep’15%		2015

Shares (millions)	14,434	14,434	—	14,434	14,317	0.8	14,434
Share price (euros)	3.947	3.429	15.1	3.947	4.744	(16.8)	4.558
Market capitalisation (€ million)	56,973	49,496	15.1	56,973	67,918	(16.1)	65,792
Tangible book value (euro)	4.18	4.13		4.18	4.10		4.07
Price / Tangible book value (X)	0.94	0.83		0.94	1.16		1.12
P/E ratio (X)	9.02	7.93		9.02	10.19		10.23

Other data	Sep’16	Jun’16%		Sep’16	Sep’15%		2015

Number of shareholders	3,920,700	3,794,920	3.3	3,920,700	3,209,138	22.2	3,573,277
Number of employees	189,675	191,138	(0.8)	189,675	191,504	(1.0)	193,863
Number of branches	12,391	12,589	(1.6)	12,391	12,901	(4.0)	13,030

Information on total profit**	3Q’16	2Q’16%		9M’16	9M’15%		2015

Attributable profit to the Group	1,695	1,278	32.6	4,606	5,941	(22.5)	5,966
EPS (euro)	0.11	0.08	35.1	0.30	0.41	(25.9)	0.40
RoE	7.66	7.03		7.10	8.41		6.57
RoTE	11.36	10.47		10.57	12.82		9.99
RoA	0.61	0.57		0.57	0.68		0.54
RoRWA	1.40	1.32		1.31	1.51		1.20
P/E ratio (X)	9.78	8.99		9.78	8.71		11.30

(*).-	Excluding non-recurring net capital gains and provisions (2Q’16 and 9M’16: -€368 million; 9M’15: €835 million; 2015: -€600 million)
(**).-	Including non-recurring net capital gains and provisions (2Q’16 and 9M’16: -€368 million; 9M’15: €835 million; 2015: -€600 million)

Note:	The financial information in this report was approved by the Executive Committee of Board of Directors at its meeting on October 24, 2016, following a favourable report from the Audit Committee on October 20, 2016.

3

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Santander aim

Helping people and businesses prosper

(*) 2015 data

(**) The last four dividends paid / 9M’16 average share price

4

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Santander aim

Simple | Personal | Fair

Employees

•  Human Resources continued to focus on people and in the third quarter reviewed the corporate segmentation of executives in order to adapt the structure to the new culture and adjust it to the organisation and the current challenges.

In order to improve the working environment, the following actions were launched:
• Globlal commitment survey conducted throughout the Group, for the third time.
• Be Healthy, a global health and wellbeing programme in various countries.
• Solaruco Pop Up, an initiative to extend the knowledge shared in the Corporate Centre of Knowledge and Development to all the Group’s professionals.
• Further progress in Flexiworking.

Customers

•  Of note among the measures for improving customer loyalty is the 1|2|3 strategy in Spain, Portugal and the UK, and consolidation of differentiated value offers in Brazil, Mexico, Chile and Argentina.

• More important changes were also made to the commercial NEO CRM tools and we continued to transform the distribution network by improving the technology platforms and increasing digital capacities.

•  The objective is to enhance the customer experience, strengthen the relationship and loyalty via technological advances that enable us to have a unique vision and offer different channels and products. In short, let the customer decide when, how and where they want to be tended to (anytime, anywhere, anyhow).

Shareholders

•  The Group held in London on September 30th its first Group Strategy Update, at which senior management explained to analysts and international investors the progress made by the Group since the last Investor Day.

•  EBA’s stress test: shareholders and investors were told the Group’s results.

•  Santander App Shareholders and Investors: updating and renewal of the app, incorporating the latest technological advances.

•  Becas Capacitas: scholarships for university studies for shareholders and families with disabilities.

Communities
• Spin 2016 was held in Santiago de Compostela, the largest entrepreneurial event for Latin American university students, attended by more than 2,300 entrepreneurs, students and investors.

•  Workshop organized by Madrid’s Complutense University and the Institute for Global Law and Policy at Harvard University, with the participation of 90 young doctors from 50 countries, which discussed issues to do with global policies and internationalization.

• Primus Inter Pares prize presented to Portugal’s three best university students in economics, engineering and management.

5

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Highlights of the period

HIGHLIGHTS OF THE PERIOD

Increase in loyal and digital customers within the transformation of the commercial model

• We continued to transform our commercial model and make it increasingly Simple, Personal and Fair.
• The number of loyal customers increased by 1.3 million in the last 12 months (+10%), with individuals up 9% and companies 16%.
• The number of digital customers rose by 4.1 million (+25% since September 2015), reflecting the strength of the multi-channel strategy.

Underlying profit growth with good performance of commercial revenues and provisions

•  Third quarter attributable profit of €1,695 million, up from €1,278 million in the second quarter, affected by non-recurring items and the contribution to the Single Resolution Fund. Excluding them, and on a currency-neutral basis, profit was 2% higher.

•  First nine months’ underlying profit of €4,975 million, 8% more than in the same period of 2015 (on a currency-neutral basis), due to:

–  Solid commercial revenues, driven by net interest income and fee income.

–  Costs stable in real terms and on a like-for-like basis.

–  Provisions remained practically stable.

•  Including the non-recurring impacts, attributable profit was 22% lower than in September 2015 at €4,606 million.

Solid capital ratios and appropriate for the business model, balance sheet structure and risk profile

•  Fully-loaded CET1 ratio of 10.47%, up 11 b.p. in the third quarter (+42 b.p. year-to-date), due to profit generation (16 b.p.) and management of risk-weighted assets together with some non-recurring impacts (overall, -5 b.p.)

• Total capital ratio of 13.70% and fully-loaded leverage of 5.0%.
• Tangible net asset value per share of €4.18 (+€0.05 in the quarter).
• European Banking Authority stress test: Santander is the bank that least destroys capital among its peers in the adverse scenario.

Return, earnings per share and dividend per share. Creating value for our shareholders

• Underlying RoTE of 11.2%, in line with 2015.
• Underlying RoRWA of 1.37%, higher than in 2015.
• EPS of €0.30 per share. Underlying EPS of €0.33 per share (€0.35 in the first nine months of 2015).

•  The first interim dividend charged to 2016’s earnings was paid in cash and the scrip dividend programme applied to the second dividend. We aim to increase the total dividend by 5% and by around 10% in cash.

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Highlights of the period

HIGHLIGHTS OF THE PERIOD

In a complex environment, we continued to expand our activity, mainly in emerging countries

• Negative impact of exchange rates on customers’ balances: -1 p.p in the third quarter and -3/-4 in 12 months.
• On a currency-neutral basis:
– Lending rose 3% year-on-year and increased in all the main segments and in eight of the 10 core units.
– Funds increased 5% year-on-year due to demand deposits and mutual funds. Growth in nine of the 10 core units.
• Solid funding structure and liquidity. Net loan-to-deposit ratio of 116% (117% in June).

Improvement in all credit quality ratios

•  Non-performing loans (NPL) entries, isolating the perimeter effect and on currency-neutral basis, were 21% lower than in the second quarter. Non-performing loans down 5% in the third quarter and 8% year-on-year.

• NPL ratio of 4.15% on a continued downward trend.
• Coverage remained at 73% (+2 p.p. since September 2015).
• Cost of credit of 1.19%, 7 b.p. lower than in September 2015. Excluding Santander Consumer USA, 0.85% (-10 b.p.).

Business areas: (more detail on pages 21-36 and in the appendix)

•  Continental Europe: first nine months’ underlying attributable profit, excluding the contribution to the Single Resolution Fund in order to have a more homogeneous comparison, of €2,104 million (+17% year-on-year), driven by stable revenues, control of costs and lower provisions. Profit was 4% lower than the second quarter, due to the higher collection of dividends that usually occurs in that period and the increase in provisions.

•  United Kingdom: first nine months’ attributable profit of £967 million (-11% year-on-year due to corporate tax surcharge). Excluding this, pre-tax profit was stable. Third quarter profit up 3% because of fee income, lower costs and provisions.

•  Latin America: very negative impact of exchange rates in the last 12 months (-16 p.p.). Excluding this, the first nine months’ attributable profit was 13% higher year-on-year at €2,424 million, due to higher revenues (net interest income: +6%; fee income: +14%). Gross income, net operating income and profit were at the highest levels of the last 11 quarters.

•  United States: first nine months’ attributable profit of $425 million, 42% lower than in the same period of 2015 because of higher costs and provisions, partly due to the temporary impact of ongoing measures (creation of the holding, investment in the franchise, priorities in consumer credit, etc) and provisions in the first quarter for Oil&Gas in line with the sector’s. Third quarter profit lower, as provisions are usually higher in that period.

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Other significant events in the quarter

Group Strategy Update

In order to strengthen our commitment to transparency and improve communication with the market, Santander held its first Group Strategy Update event on September 30.

The management team, both at the corporate level as well as the main retail units, explained the changes in the environment over the last 12 months, the progress made in achieving the goals set for 2016 and gave details on the strategy and next steps for achieving the 2018 objectives.

We are advancing toward meeting our targets for 2016

•	Double-digit year-on-year growth in loyal and digital customers, with growth in all countries where we operate.

•	Gain in market share in SMEs and companies.

•	Fee income, a key element in a world with low interest rates, is growing faster than in 2015.

•	The efficiency ratio has remained virtually stable, in line with our goal.

•	The cost of credit is improving, as reflected in our risk management, and is better than that of our peers in almost all the markets in which we operate.

•	The underlying RoTE remained at around 11%, among the best of our peers.

•	Our TNAV per share has been increasing in the last quarters. The EPS is very in line with 2015, with the goal of increasing it at the end of the year. We have also announced a plan to raise the cash dividend per share in the year by around 10%.

•	Lastly, our CET1 is increasing quarter after quarter in line with our target to exceed 11% by 2018.

Our main targets for 2018

In a more demanding economic and regulatory environment, where developed markets continue to be affected by interest rates at historic lows, combined with the uncertainty over the UK’s exit from the EU and greater tax pressure in some countries:

•	We are sticking to the goals set at the 2015 Investor Day for customers, employees and society.

•	We reaffirmed our main targets to our shareholders: increase in EPS in 2016/17, double-digit rise in 2018, and drive in dividend per share and TNAV per share.

•	The efficiency ratio goal is around 45-47% (less than 45% at the 2015 Investor Day) and the objective for RoTE above 11% (approximately 13% at the 2015 Investor Day).

Targets 2018

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FINANCIAL REPORT 2016
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Other significant events in the quarter

Stress Test

The European Banking Authority (EBA) published in July the results of the stress tests applied to the EU’s 51 main banks.

This time, a minimum capital level required to pass the test was not set. Instead, the final results were used as one more variable for the European Central Bank to determine the minimum capital requirements for each of the banks (under the Supervisory Review and Evaluation Process, SREP).

The test established two scenarios (base and adverse), taking as the starting point the banks’ balance sheets at the end of 2015 and with a three-year horizon until 2018. This exercise cannot be compared with that in 2014, as it is based on a more demanding scenario and with different assumptions.

The adverse scenario, with a very low probability of happening, sees a sharp macroeconomic downturn and in the financial markets, both in Europe as well in other countries where Santander operates. For example, the euro zone’s GDP was envisaged as falling 3%, the stock markets 30% and housing prices 11%, while public debt spreads widened.

Santander again obtained excellent results, as it did in the previous stress tests

•	In the adverse scenario, Santander is the bank which destroys the least capital among its peers. The fully loaded CET1 capital ratio decreased 199 basis points, (vs.an average of -335), from 10.2% in 2015 to 8.2% in 2018.

•	In the base scenario, Santander is the second ranked bank that generates the most capital among its peers. It not only does not decrease capital, but also generates more.

•	Santander shows greater resistance than its peers due to its high recurring generation of revenues and results, thanks to its commercial and retail banking model and unique geographic diversification.

•	The result of all this is that our stable and predictable business model requires less capital and entails a lower cost of capital.

Results of the EBA’s stress test

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Customers

Customers

Our competitive advantage is having sufficient critical mass in each of our 9+1 core markets (including Santander Consumer Finance in Europe), where we serve 124 million customers. This is what enables us to generate revenues consistently, quarter after quarter, and via the economic cycle.

We have gained the confidence of our clients during many years of efforts, taking care of their financial needs.

Our business continues to be based on personal relations. Our priority this year and beyond is to win the loyalty of our customers and foster greater use of our digital banking services.

Loyal customers: 14.8 million

•  We want to engage a larger number of customers and make transaction banking the key element. We analyse which products have opportunities to be improved within each market and work to develop projects to capture more customers.

• Developing value offers for each type of customer and having a long-term strategy are the base for increasing customers’ confidence and loyalty in the Group’s core countries.

•  The number of engaged customers increased to 14.8 million in the third quarter, thanks to new commercial tools (Poland and Argentina) and to tailored value offers (cards, 1|2|3 mini account, Santander Select Global Value proposal throughout the Group).

• Loyal individual customers increased 9% in the 12 months to September and 16% to companies.
• We continued to transform our offices in order to offer a more personalised service and simpler and more intuitive processes.

Digital customers: 20.2 million

• Digitalization is the key for adapting Santander to the new way of interacting with customers.

•  Santander is carrying out an intense digitalisation process that affects not only the services provided to its customers but also all its operations, both internal as well as external; how to use data to spur business growth; updating and modernising systems and streamlining processes and the organisation in general.

• The number of digital customers increased in 12 months by 4.1 million to 20.2 million at the end of September (+25%).
• The main units are Brazil (6 million digital clients) and the UK (over 4.5 million). Also of note is Mexico (+55% year on year).
• Online banking users surged 54% in the last 12 months, reflecting the success of our focus on developing strategies to foster greater use of our digital services and products.

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General background

General background

Grupo Santander conducted its business against a backdrop of an economic environment with major challenges and highly volatile capital markets. Banking activity, moreover, continued to be affected by historically low interest rates in most developed countries, tougher competition in some markets, mainly in lending, and a more demanding regulatory environment.

Developed economies in the first half of 2016 slowed a little, while emerging markets recovered slightly. The latest indicators point to some improvement in activity in the second half of the year, chiefly in the emerging economies of Europe and Latin America, particularly Brazil.

•	United States: the economy grew by just over 1% in the second quarter, lowering the forecast for the whole year (from 2.0% to 1.5%). The unemployment rate remained very low at 4.9%, despite which there are no inflationary pressures. Interest rates have been stable since the Federal Reserve began to raise them in December 2015, however there could be an interest rate hike before the end of the year.

•	United Kingdom: the economy was strong in the second quarter, growing 0.7% quarter-on-quarter (2.1% year-on-year), in line with its potential growth rate, and despite the uncertainty generated by the referendum about the European Union. Inflation was 0.6% in August and on an upward trend due to sterling’s depreciation and the more stable trend in oil and food prices. The jobless rate was 4.9% (its long-term equilibrium level).

•	The eurozone GDP grew 0.3% in the second quarter (1.6% year-on-year). The recent figures suggest the region is resisting the UK referendum and will grow moderately in the third quarter. Inflation is rising very gradually (0.2% in August). In this environment the European Central Bank believes further measures are not required.

–	Germany: the economy is growing strongly (0.7% in the first quarter and 0.4% in the second), fuelled, in the latter case, by the external sector, which is offsetting the contraction of domestic demand.

–	Spain: GDP was still growing at more than 3% year-on-year in the second quarter, spurred by household consumption and corporate investment. The unemployment rate fell further (to 20% in the second quarter), backed by solid job creation.

–	Portugal: GDP rose 0.3% quarter-on-quarter in the second quarter (0.9% year-on-year). Doubts on the financial system and budgetary challenges persist, limiting growth prospects.

•	Poland: the economy expanded 3.1% year-on-year in the second quarter after the slowdown in the first quarter, driven by private consumption and net exports. Official interest rates remained unchanged at 1.5%.

•	Brazil: the GDP downturn improved in the second quarter, with year-on-year growth at -3.8% (-5.4% in the first quarter), thanks to investment which grew after falling for 10 straight quarters. The central bank held the Selic rate at 14.25%, but indicated that it could begin to lower rates if inflation eases and there is less uncertainty over approving and implementing economic adjustment measures. Inflation was 9% in August and is expected to decline to 7% by the end of the year. The real, after appreciating in the second quarter, remained virtually stable against the dollar in the third quarter and depreciated 1% against the euro.

•	Mexico: the economy grew 2.5% year-on-year in the first half. Inflation remains below 3%, although it rose a little in the third quarter (from 2.5% in June to 2.7% in August). The central bank, following two increases in the first half, held its key rate at 4.25%. The peso fell 5% against the dollar and 11% so far this year (5% and 13%, respectively, against the euro).

•	Chile: year-on-year growth slowed in the first half to 1.9% from 2.1% in the second half of 2015. Inflation eased to 3.4% in August (4.2% in June) and expectations remain firm for around 3% at the end of the year. The central bank held its rate at 3.5%. The peso was virtually stable in the third quarter against the dollar and the euro.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M’16	9M’15	30.09.16	31.12.15	30.09.15

US$	1.116	1.113	1.116	1.089	1.120

Pound sterling	0.801	0.727	0.861	0.734	0.739

Brazilian real	3.935	3.487	3.621	4.312	4.481

New Mexican peso	20.403	17.321	21.739	18.915	18.977

Chilean peso	758.226	711.376	733.618	773.772	784.882

Argentine peso	16.204	9.980	17.004	14.140	10.558

Polish zloty	4.357	4.155	4.319	4.264	4.245

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Consolidated financial report

Grupo Santander results

First nine months highlights

▶	Continuing the good trend in results, with attributable profit of €1,695 million, higher than the previous two quarters.

▶	The first nine months’ underlying attributable profit of €4,975 million was 8% higher than the same period of 2015 (on a currency-neutral basis), due to:

•	Solid commercial revenues, backed by net interest income and fee income.

•	Costs under control in real terms and on a like-for-like basis, mainly due to the savings generated by the measures to streamline structures.

•	The cost of credit was reduced from 1.26% in September 2015 to 1.19% a year later, thanks to an improvement in the quality of portfolios.

▶	The efficiency ratio was 47.8%, among the best of our competitors.

▶	Underlying RoTE at 11.2%, in line with that at the end of 2015 (11.0%).

▶	Including the non-recurring events reported in the second quarter, the attributable profit year-to-date was €4,606 million

Income statement

€ million

			Variation				Variation
	3Q’16	2Q’16	% % w/o FX		9M’16	9M’15	% % w/o FX
Net interest income	7,798	7,570	3.0	1.5	22,992	24,302	(5.4)	2.2
Net fee income	2,597	2,549	1.9	0.0	7,543	7,584	(0.5)	8.0
Gains (losses) on financial transactions	440	366	20.3	19.5	1,311	1,702	(23.0)	(18.4)
Other operating income	245	445	(44.9)	(45.2)	894	790	13.2	12.8
Dividends	37	209	(82.5)	(82.7)	289	347	(16.8)	(14.7)
Income from equity-accounted method	119	112	6.0	3.7	314	293	7.1	18.1
Other operating income/expenses	90	124	(27.5)	(26.3)	291	149	94.8	55.2
Gross income	11,080	10,929	1.4	(0.1)	32,740	34,378	(4.8)	2.7
Operating expenses	(5,250)	(5,227)	0.4	(0.5)	(15,634)	(16,149)	(3.2)	4.1
General administrative expenses	(4,692)	(4,632)	1.3	0.4	(13,896)	(14,342)	(3.1)	4.4
Personnel	(2,726)	(2,712)	0.5	(0.5)	(8,121)	(8,308)	(2.3)	4.7
Other general administrative expenses	(1,966)	(1,920)	2.4	1.6	(5,775)	(6,034)	(4.3)	4.0
Depreciation and amortisation	(558)	(595)	(6.2)	(7.0)	(1,738)	(1,806)	(3.8)	1.7
Net operating income	5,831	5,703	2.2	0.2	17,106	18,229	(6.2)	1.4
Net loan-loss provisions	(2,499)	(2,205)	13.3	9.8	(7,112)	(7,550)	(5.8)	0.5
Impairment losses on other assets	(16)	(29)	(44.0)	(46.8)	(88)	(247)	(64.4)	(63.0)
Other income	(376)	(515)	(27.1)	(29.6)	(1,280)	(1,666)	(23.1)	(18.2)
Underlying profit before taxes	2,940	2,954	(0.5)	(1.3)	8,625	8,766	(1.6)	7.9
Tax on profit	(904)	(970)	(6.7)	(7.6)	(2,684)	(2,649)	1.3	9.5
Underlying profit from continuing operations	2,036	1,984	2.6	1.8	5,942	6,117	(2.9)	7.2
Net profit from discontinued operations	(0)	0	—	—	0	—	—	—
Underlying consolidated profit	2,036	1,984	2.6	1.7	5,942	6,117	(2.9)	7.2
Minority interests	341	338	0.7	(1.1)	967	1,011	(4.4)	1.7

Underlying attributable profit to the Group	1,695	1,646	3.0	2.3	4,975	5,106	(2.6)	8.4
Net capital gains and provisions*	—	(368)	(100.0)	(100.0)	(368)	835	—	—
Attributable profit to the Group	1,695	1,278	32.6	31.8	4,606	5,941	(22.5)	(15.1)

Underlying EPS (euros)	0.11	0.11	3.2		0.33	0.35	(5.9)
Underlying diluted EPS (euros)	0.11	0.11	4.1		0.33	0.35	(5.7)

EPS (euros)	0.11	0.08	35.1		0.30	0.41	(25.9)
Diluted EPS (euros)	0.11	0.08	36.1		0.30	0.41	(25.7)
Pro memoria:
Average total assets	1,338,607	1,331,940	0.5		1,335,554	1,340,924	(0.4)
Average stockholders’ equity	88,565	88,433	0.1		88,235	90,861	(2.9)

(*);-	In 2Q’16 and 9M’16, capital gains from the disposal of the stake in VISA Europe (€227 million), restructuring costs (-€475 million) and contribution to the Single Resolution Fund (-€120 million). In 9M’15, net result from the reversal of tax liabilities in Brazil (€835 million).

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Consolidated financial report

Preliminary note

The attributable profit quarterly variation and that for the first nine months were impacted by several factors in 2016 and 2015:

•	In the second quarter of 2016, one-off for restructuring (-€475 million) and capital gains from the sale of the stake in VISA Europe (+€227 million). Also, change in the scheduled contribution dates to the Single Resolution Fund (-€120 million).

•	Profit of €835 million in the second quarter of 2015 from the reversal of tax liabilities in Brazil.

These events are shown separately in order to facilitate analysis of the results.

Third quarter/second quarter performance

Third quarter attributable profit of €1,695 million. Eliminating the non-recurring effects mentioned in the second quarter, the underlying profit was 3% higher. On a currency neutral basis, increase of 2%, due to:

•	Gross income remained stable due to reduced collection of dividends, as both net interest income and fee income rose 1%. Net interest income continues to be affected by the environment of low interest rates in developed economies and better performance in emerging markets.

•	Costs fell 0.5% and were under control in all units.

•	Loan-loss provisions were higher than in the second quarter (+10%), mainly due to Brazil (a single name), SCF (after a second quarter lower than the average because of the sale of portfolios) and the US (Business seasonality in Santander Consumer USA, where the second quarter is usually the lowest of the year).

Evolution of first nine months’ results year-on-year

First nine months’ attributable profit of €4,606 million, 22% less year-on-year, very impacted by positive non-recurring revenues in 2015 and negative in 2016, and by exchange rates.

Excluding non-recurring effects, underlying profit was €4,975 million, up 8% on a currency-neutral basis, mainly driven by growth in commercial revenues and stability in loan-loss provisions. The performance by income statement lines on a currency-neutral basis was as follows:

Revenues

•	Our structure of revenues, where net interest income and fee income account for 93% of total revenues (well above the average of our competitors), gives us consistent and recurring growth. Gross income grew 3%, as follows:

–	Net interest income rose 2%, due to more lending and deposits, mainly in emerging countries.

All units’ gross income rose except for the UK’s which remained almost stable, the US, and Spain’s, which fell because of lower volumes and interest rate pressure on loans.

–	Fee income grew 8%, a faster pace over the previous year (+5% in the first nine months of 2015), reflecting greater activity and customer loyalty. Income from retail banking (86% of the total) as well as from Global Corporate Banking rose.

–	Gains on financial transactions (only 4% of total revenues) were down 18% and other operating income increased 13%, due to higher revenues from the leasing business of Santander Consumer USA.

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Consolidated financial report

Operating expenses

•	Operating expenses rose 4% because of higher inflation, investments in the commercial transformation and costs related to regulation. In real terms and on a like-for-like basis, costs were 1.0% lower, with Brazil’s down (-4%) and Spain’s and Portugal’s (-3% each).

We continued to focus on operational excellence in order to continue to be the reference bank in terms of the efficiency ratio, while we continued to improve the customer experience.

Various measures were taken this year to streamline structures, mainly in the network in Spain and at the Corporate Centre, which should enable us to continue to invest in the commercial transformation (commercial tools, simpler processes, new office models, etc), while we also meet the targets of our efficiency plans.

Loan-loss provisions

•	In risks, good evolution of all credit quality ratios, which were better than in 2015, and stable provisions with different evolution by countries:

-	In Europe, significant falls in all euro zone units and Poland, and a smaller rise in the UK (provisions were very low in 2015).

-	Rise in Latin America, against a backdrop of growth in lending, as all main units held or improved their cost of credit, except for Brazil, whose cost of credit rose, due to the environment, but it is below 5%.

-	Lastly, the US’ provisions were higher because of those for the Oil & Gas sector in the first quarter and in Santander Consumer USA due to increased retention and portfolio growth.

•	The total cost of credit declined from 1.26% in September 2015 to 1.19% a year later, in line with the target announced at the Investor Day.

Other income and provisions

•	Other income and provisions was €1,368 million negative (€1,913 million in the first nine months of 2015).

Profit and profitability

•	Pre-tax profit and the underlying attributable profit rose 8%. Underlying RoTE of 11.2% and underlying earnings per share (EPS) of €0.33 in the first nine months. The total EPS was €0.30.

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Consolidated financial report

Balance sheet
€ million

Assets	30.09.16	30.09.15	Variation amount	%	31.12.15
Cash, cash balances at central banks and other demand deposits	63,717	69,713	(5,996)	(8.6)	77,751
Financial assets held for trading	152,814	148,984	3,830	2.6	146,346
Debt securities	41,233	43,882	(2,649)	(6.0)	43,964
Equity instruments	14,764	15,257	(493)	(3.2)	18,225
Loans and advances to customers	9,390	8,235	1,155	14.0	6,081
Loans and advances to central banks and credit institutions	3,671	1,185	2,486	209.8	1,352
Derivatives	83,756	80,425	3,331	4.1	76,724
Financial assets designated at fair value	45,158	52,110	(6,952)	(13.3)	45,043
Loans and advances to customers	15,433	12,320	3,113	25.3	14,293
Loans and advances to central banks and credit institutions	25,645	35,306	(9,661)	(27.4)	26,403
Other (debt securities and equity instruments)	4,080	4,484	(404)	(9.0)	4,347
Available-for-sale financial assets	113,947	117,835	(3,888)	(3.3)	122,036
Debt securities	109,241	112,965	(3,724)	(3.3)	117,187
Equity instruments	4,706	4,870	(164)	(3.4)	4,849
Loans and receivables	828,539	818,712	9,827	1.2	836,156
Debt securities	13,396	9,788	3,608	36.9	10,907
Loans and advances to customers	748,467	756,465	(7,998)	(1.1)	770,474
Loans and advances to central banks and credit institutions	66,676	52,460	14,216	27.1	54,775
Held-to-maturity investments	12,276	4,405	7,871	178.7	4,355
Investments in subsidiaries, joint ventures and associates	3,481	3,278	203	6.2	3,251
Tangible assets	25,979	24,188	1,791	7.4	25,320
Intangible assets	28,748	29,854	(1,106)	(3.7)	29,430
o/w: goodwill	26,148	26,777	(629)	(2.4)	26,960
Other assets	54,879	51,349	3,530	6.9	50,572
Total assets	1,329,538	1,320,427	9,111	0.7	1,340,260

Liabilities and shareholders’ equity
Financial liabilities held for trading	116,249	112,461	3,788	3.4	105,218
Customer deposits	5,943	9,693	(3,750)	(38.7)	9,187
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	2,393	3,798	(1,405)	(37.0)	2,255
Derivatives	85,407	80,572	4,835	6.0	76,414
Other	22,506	18,397	4,109	22.3	17,362
Financial liabilities designated at fair value	47,149	58,601	(11,452)	(19.5)	54,768
Customer deposits	24,465	27,094	(2,629)	(9.7)	26,357
Debt securities issued	2,965	3,352	(387)	(11.5)	3,373
Deposits by central banks and credit institutions	19,718	28,154	(8,436)	(30.0)	25,037
Other	1	1	0	29.5	1
Financial liabilities measured at amortized cost	1,021,138	1,009,566	11,572	1.1	1,039,343
Customer deposits	637,031	632,467	4,564	0.7	647,598
Debt securities issued	225,709	213,486	12,223	5.7	222,787
Deposits by central banks and credit institutions	134,590	141,623	(7,033)	(5.0)	148,081
Other	23,808	21,990	1,818	8.3	20,877
Liabilities under insurance contracts	665	644	21	3.2	627
Provisions	14,883	13,775	1,108	8.0	14,494
Other liabilities	28,332	26,693	1,639	6.1	27,057
Total liabilities	1,228,416	1,221,740	6,676	0.5	1,241,507
Shareholders’ equity	105,221	103,307	1,914	1.9	102,402
Capital stock	7,217	7,158	59	0.8	7,217
Reserves	94,192	90,924	3,268	3.6	90,765
Attributable profit to the Group	4,606	5,941	(1,335)	(22.5)	5,966
Less: dividends	(794)	(716)	(78)	10.9	(1,546)
Accumulated other comprehensive income	(16,326)	(14,987)	(1,339)	8.9	(14,362)
Minority interests	12,227	10,367	1,860	17.9	10,713
Total equity	101,122	98,687	2,435	2.5	98,753
Total liabilities and equity	1,329,538	1,320,427	9,111	0.7	1,340,260

NOTE:	On November 19, 2015 Circular 5 of October 28 of the National Securities Market Commission was published. This modified Circular 1 of January 30, 2008, on the regular information of issuers with securities traded on regulated markets in their half-yearly financial reports, intermediate management declarations and, where appropriate, quarterly financial reports. This Circular modified the structure and presentation of certain items of financial statements, without such changes being significant. The information drawn up for 2015 has been restated under these criteria so that comparisons can be made.

15

FINANCIAL REPORT 2016
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Consolidated financial report

Group Balance Sheet

First nine months highlights

▶	Negative impact of exchange rates on customers’ balances: -1 p.p. in the quarter and -3/-4 p.p. year-on-year.

▶	In the third quarter and on a currency-neutral basis, lending was stable and deposits increased a little. The Group’s net loan-to-deposit ratio was 116% down from 117% in June.

▶	In relation to September 2015 and on a currency-neutral basis:

•	Lending rose 3% year-on-year, with rises in the main segments and in eight of the 10 core units.

•	Funds increased 5% year-on-year due to demand deposits and mutual funds. Growth in nine of the 10 core units.

The Group’s activity and balance sheet were affected by the evolution of exchange rates: negative impact of 1 p.p. in the third quarter and 3/4 p.p. over the last 12 months on customer loans and funds. The perimeter impact, due to the BPF agreement and Banif’s entry, was 2 p.p. year-on-year.

Gross customer loans (excluding repos)

•	Loans in the third quarter, on a currency-neutral basis, were stable, as follows:

–	Growth of 10% in Argentina, 4% in Mexico and 3% at Santander Consumer Finance.

–	Falls of 3% and 2% in Spain and Portugal, respectively, due to the summer seasonal impact and the envitronment of a fall in lending.

–	The changes in the other main markets varied between +1% and -1%. Of note was Brazil, which broke the trend of previous quarters with a rise of 1%.

•	In relation to September 2015, and on a currency-neutral basis, the Group’s total loans rose 3%:

–	Growth in eight of the 10 core countries, particularly in Mexico, Argentina, Chile, Poland, SCF and Portugal (SCF benefiting from agreement with BPF and Portugal from the entry of Banif), and more moderately in the UK and the US.

–	This growth is reflected in the segment of individuals as well as in SMEs and companies, as they benefited from the 1|2|3 strategies and Advance. The effort made to market products and services for SMEs was noted by the magazine Euromoney, which recognised Santander as the Best Bank in the World for SMEs.

–	Declines in Spain (-3%), mainly due to balances in institutions and mortgages, and Brazil (-5%) because of companies and large companies.

–	Lastly, net lending for real estate activity in Spain fell 35% year-on-year.

16

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Consolidated financial report

Customer funds

•	Total funds (deposits without repos and mutual funds) were stable in the third quarter. On a currency-neutral basis, the increase was 2%.

–	Growth in nine of the 10 core countries, notably Chile (+5%), Argentina (+4%) and Brazil and SCF (+3%).

•	In relation to September 2015, and on a currency-neutral basis, growth of 5%, as follows:

–	Increases of 50% in Argentina, 24% in Portugal (benefiting from Banif’s entry), 9% in Mexico, 8% in Poland, 7% in SCF and Chile and around 5% in the UK and Brazil.

–	Spain is the only country where funds are stable (0.1%), because of the strategy of reducing balances of time deposits. Rise of around €6 billion, however, in demand deposits.

•	The general strategy is to grow in demand deposits and mutual funds, with most countries doing so, and reduce time deposits.

•	As well as capturing customer deposits, Grupo Santander attaches strategic importance to maintaining a selective issuance policy in international fixed income markets, seeking to adapt the frequency and volume of market operations to each unit’s structural liquidity needs, as well as to the receptiveness of each market.

•	In the first nine months of 2016:

–	Medium and long-term senior debt issues of €21,885 million, €4,470 million of covered bonds and €1,544 of subordinated debt.

–	€8,388 million of securitizations were placed in the market.

–	€27,792 million of medium and long-term debt matured.

•	The net loan-to-deposit ratio at the end of September was 116%, down from 117% in June. The ratio of deposits plus medium and long-term funding to lending was 113%, underscoring a comfortable funding structure.

Other balance sheet items

•	Financial assets available for sale amounted to €113,947 million, €2,438 million lower than in the second quarter. Reduction of €3,888 million over the last 12 months due to lower positions in Spain and the US.

•	Loans held to maturity amounted to €12,276, and were significantly higher both in the third quarter and in the last twelve months, due to a sovereign bonds portfolio of £6.0 billion in the UK. Its objective is framed within the balance sheet management of the ALCO portfolio, aimed to maintain the unit’s financial margin in view of the low interest rates for a long period of time.

•	Goodwill was €26,148 million, €629 million lower than in September 2015 and almost all due to the depreciation of sterling and the Brazilian real.

•	Lastly, tangible assets amounted to €25,979 million, €1,791 million more than September 2015, due to rises in the US due to assets associated with leasing business.

17

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Consolidated financial report

Solvency ratios

First nine months highlights

▶	The fully loaded CET1 ratio rose 11 b.p. in the third quarter to 10.47% (+42 b.p. between January and September).

▶	The CET1 phase-in is 12.44%, 269 b.p. above the 9.75% required by the European Central Bank (SREP) for 2016 (including the systemic buffer of 0.25%).

▶	The fully loaded leverage ratio is 5.0%. (4.7% in September 2015)

•	The fully loaded common equity tier 1 (CET1) ratio increased 11 b.p. in the third quarter to 10.47%, with an ordinary generation of 16 b.p. from the profit and management of risk weighted assets, to which is added some non-recurring impacts that overall were 5 b.p. negative, mainly due to the perimeter.

•	The total fully loaded ratio is 13.70% (+16 p.b. in the quarter).

•	This continuous improvement in capital ratios reflects the various measures developed by the Group, including the effort made to improve and deepen a more active capital management culture at all levels. Several drivers were activated or strengthened to do this, including:

–	More teams for managing capital together with continued improvement of the coordination between the corporate centre and local teams.

–	Capital will have a greater relevance in the incentives for 2016.

–	Launch of a training programme with global scope.

–	All countries and business units developed their individual capital plans, focused on having a business that consumes less capital per unit of return in the future.

•	In regulatory terms, the CET1 phase-in is 12.44%, 269 b.p. above the 9.75% (SREP) minimum required by the European Central Bank for Grupo Santander on a consolidated basis for 2016 (including the 0.25% buffer for being a globally systemic bank).

Eligible capital. September 2016

€ million

	Phase-in	Fully loaded
CET1	72,240	60,830
Basic capital	72,240	66,463
Eligible capital	84,226	79,571
Risk-weighted assets	580,823	580,823

CET1 capital ratio	12.44	10.47
T1 capital ratio	12.44	11.44
Total capital ratio	14.50	13.70

18

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Risk management

Risk Management

First nine months highlights

▶	The Group’s NPL ratio continued to improve to 4.15% (-14 b.p. in the third quarter and -35 b.p. year-on-year), thanks to the good performance of portfolios in most countries.

▶	Coverage remained stable at 73% in the quarter and improved 2 percentage points y-o-y.

▶	The cost of credit improved and stands at 1.19%, 7 b.p. less than in September 2015.

▶	Loan-loss provisions were €7,112 million, in line with 2015 on a currency-neutral basis.

Credit risk management

•	Bad and doubtful loans amounted to €34,646 million at the end of September, 5% lower than in the second quarter and 8% than a year earlier. The Group’s NPL ratio was 4.15%, 14 b.p. lower than in the second quarter and 35 b.p. below September 2015.

•	Loan-loss allowances stood at €25,171 million, which provided coverage of 73%. It should be remembered that the UK and Spain NPL ratios are affected by the weight of mortgage balances, which require fewer provisions as they have guarantees.

•	The improvement in credit quality is reflected in the lower the cost of credit (1.19% in September; 1.26% a year earlier).

•	Net NPL entries in the third quarter, excluding the perimeter and exchange rate impacts, amounted to €1,763 million, 21% lower than in the second quarter. Entries for the first nine months were €5,652 million.

The NPL and coverage ratios of the main countries where the Group operates are set out below:

•	Spain’s NPL ratio was 5.82% at the end of September (-24 b.p. in the quarter). This improvement was due to the continued trend of lower entries in retail portfolios and individuals portfolio sales. Coverage was 48%.

The real estate unit in Spain ended September with a NPL ratio of 85% and coverage of 65%. The total coverage ratio, including the balance outstanding, was 61% and coverage of assets foreclosed 54%.

•	Santander Consumer Finance’s NPL ratio was 2.86%, (-9 b.p. in the quarter), mainly due to the good performance of Spain, Germany and the Nordic countries. Coverage was 111%.

•	Poland’s NPL ratio improved to 5.71% (-13 b.p. in the quarter), due to the good performance of the portfolio of individuals. Coverage rose to 69% (+3 b.p. over the second quarter).

•	Portugal’s NPL ratio was 9.40%, including Banif’s portfolios. The ratio was 106 b.p. lower than in the second quarter, due to the good performance of companies and SMEs, as well as the sale of individual and wholesale portfolios. Coverage was 58%.

•	In the UK, the NPL ratio was stable at 1.47%. The various portfolios continued to perform well, particularly SMEs. Coverage was 36% (77% of the balance are mortgages).

Credit risk management*

     € million

	30.09.16	30.09.15	Var, %	31.12.15

Non-performing loans	34,646	37,856	(8.5)	37,094

NPL ratio (%)	4.15	4.50		4.36

Loan-loss allowances	25,171	26,918	(6.5)	27,121

Specific	16,724	18,416	(9.2)	17,707

Collective	8,447	8,502	(0.6)	9,414

Coverage ratio (%)	72.7	71.1		73.1

Cost of credit (%) **	1.19	1.26		1.25

(*)	Excluding country-risk
(**)	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

19

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Risk management

Non-performing loans by quarter

     € million

	2015				2016
	1Q	2Q	3Q	4Q	1Q	2Q	3Q

Balance at beginning of period	41,709	41,919	40,273	37,856	37,094	36,148	36,291

Net entries	2,017	1,315	2,132	2,242	1,668	2,221	1,763

Increase in scope of consolidation	54	1	—	50	13	664	21

Exchange rates differences	853	(36)	(1,849)	968	72	869	(44)

Write-offs	(2,715)	(2,925)	(2,699)	(4,022)	(2,699)	(3,612)	(3,385)

Balance at period-end	41,919	40,273	37,856	37,094	36,148	36,291	34,646

•	Brazil’s NPL ratio was 6.12% and remained stable in the quarter. Coverage rose to 89% from 85% in the second quarter.

•	Mexico’s NPL ratio was 2.95% (6 b.p. less than the second quarter), largely because of the wholesale portfolio. Coverage ratio was 102%.

•	Chile’s NPL ratio was 5.12% (-16 b.p. in the quarter), due to the improvement in the portfolio of individuals. Coverage was 3 p.p. higher at 58%.

•	In the US, the NPL ratio remained stable at 2.24% and coverage was 216% (-5 p.p. in the quarter).

–	Santander Bank’s NPL ratio was 1.27% (-14 b.p. in the quarter). Positive evolution as a result of more exits in the companies’ segment. The coverage ratio was 109%.

–	Santander Consumer USA’s NPL ratio was 3.82%, 27 b.p. higher than the previous quarter. Coverage remained high at 323%.

Structural FX

•	As regards structural exchange rate risk, Santander maintains a coverage level of the fully-loaded CET1 capital ratio of around 100% in order to protect itself from currency fluctuations.

Market risk

•	The risk of trading activity in the third quarter of global corporate banking, measured in daily VaR terms at 99%, fluctuated between €11.9 million and €27.6 million. These figures are low compared to the size of the Group’s balance sheet and activity.

•	The average VaR increased a little as a result of the rise in exposure and volatility in the markets, mainly in the interest rate risk factor as well as exchange rates in Latin America.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of September was €22.4 million.

Trading portfolios*. VaR by region

     € million

	2016		2015
Third quarter	Average	Latest	Average

Total	18.4	20.7	13.9

Europe	7.9	8.4	11.6

USA and Asia	1.1	1.0	0.8

Latin America	14.2	15.9	8.4

Global activities	0.5	0.5	1.5

(*)	Activity performance in Global Corporate Banking financial markets

Trading portfolios*. VaR by market factor

     € million

Third quarter	Min	Avg	Max	Last

VaR total	11.9	18.4	27.6	20.7

Diversification effect	(6.8)	(9.8)	(17.9)	(8.9)

Interest rate VaR	12.4	15.7	21.0	17.2

Equity VaR	1.5	2.4	3.3	2.7

FX VaR	4.4	6.2	9.7	6.5

Credit spreads VaR	2.7	3.7	5.8	3.2

Commodities VaR	0.0	0.1	0.2	0.1

(*)	Activity performance in Global Corporate Banking financial markets

20

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Business information

Description of the businesses

Grupo Santander maintained the general criteria applied since the third quarter of 2015 when some changes were made to them and to the composition of some units, in order to make the Group more transparent, facilitate analysis of the business units and enhance the value of the activity developed by the corporation.

The only exception, as in prior years, is the annual adjustment of the perimeter of the Global Customer Relationship Model between Retail Banking and Santander Global Corporate Banking, whose figures from previous periods have been restated to include these adjustments.

The change has no impact on the geographic businesses or on the Group’s consolidated figures, which remained unchanged.

The financial statements of each business segment have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•	Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico and Chile are set out.

•	United States. Includes the Intermediate Holding Company (IHC) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities, and the Santander branch in New York.

Global businesses. The activity of the operating units is distributed by the type of business: retail banking, Santander Global Corporate Banking and Spain Real Estate unit.

•	Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the Global Customer Relationship Model. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Santander Global Corporate Banking (SGCB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with commercial banking customers), as well as equities business.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the Corporate Centre. This incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

21

FINANCIAL REPORT 2016
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Business information by geography

Net operating income		/ 2Q’16			/ 9M’15

€ million	3Q’16%		% w/o FX	9M’16%		% w/o FX

Continental Europe	1,542	(1.7)	(1.8)	4,717	(2.6)	(1.6)

o/w: Spain	574	(12.4)	(12.4)	1,935	(14.7)	(14.7)

Santander Consumer Finance	639	6.5	6.4	1,801	8.4	10.0

Poland	181	(9.1)	(9.8)	545	2.2	7.1

Portugal	145	0.5	0.5	472	43.7	43.7

United Kingdom	675	(5.4)	2.2	2,107	(7.2)	2.3

Latin America	2,952	10.4	4.6	8,028	(4.3)	10.0

o/w: Brazil	1,873	13.0	3.5	4,963	(5.5)	6.7

Mexico	486	3.6	6.0	1,425	(0.5)	17.2

Chile	368	8.3	4.7	1,028	(2.0)	4.5

USA	1,083	(2.8)	(4.0)	3,388	(6.5)	(6.3)

Operating areas	6,251	3.0	1.1	18,241	(4.6)	2.7

Corporate Centre	(421)	15.3	15.3	(1,135)	26.4	26.4

Total Group	5,831	2.2	0.2	17,106	(6.2)	1.4

Attributable profit to the Group		/2Q’16			/9M’15

€ million	3Q’16%		% w/o FX	9M’16%		% w/o FX

Continental Europe*	685	(3.8)	(3.9)	2,104	15.3	16.8

o/w: Spain*	270	(12.5)	(12.5)	885	0.2	0.2

Santander Consumer Finance*	291	(0.6)	(0.8)	835	18.9	21.1

Poland	69	(7.4)	(8.1)	208	(14.3)	(10.2)

Portugal*	92	4.0	4.0	302	67.0	67.0

United Kingdom	364	(6.8)	1.1	1,207	(19.3)	(11.1)

Latin America	917	14.2	9.2	2,424	(3.0)	13.1

o/w: Brazil	488	13.6	4.1	1,276	(3.0)	9.5

Mexico	172	17.7	20.1	460	1.1	19.0

Chile	129	2.3	(1.3)	377	(0.3)	6.3

USA	141	(11.1)	(11.6)	381	(42.3)	(42.1)

Operating areas*	2,107	2.1	1.6	6,115	(5.6)	2.6

Corporate Centre*	(412)	(1.4)	(1.4)	(1,140)	(17.0)	(17.0)

Total Group*	1,695	3.0	2.3	4,975	(2.6)	8.4

Net capital gains and provisions	—	(100.0)	(100.0)	(368)	—	—

Total Group	1,695	32.6	31.8	4,606	(22.5)	(15.1)

(*).- Not including net capital gains and provisions

Gross customer loans w/o repos		/2Q’16			/9M’15

€ million	3Q’16%		% w/o FX	9M’16%		% w/o FX

Continental Europe	301,781	(0.5)	(0.9)	301,781	4.0	3.9

o/w: Spain	152,944	(2.8)	(2.8)	152,944	(3.3)	(3.3)

Santander Consumer Finance	85,215	3.6	3.0	85,215	16.2	15.3

Poland	21,092	3.7	1.0	21,092	8.9	10.8

Portugal	29,260	(2.2)	(2.2)	29,260	20.4	20.4

United Kingdom	241,752	(4.1)	(0.0)	241,752	(12.7)	1.7

Latin America	148,690	0.6	2.0	148,690	10.4	2.4

o/w: Brazil	72,376	0.4	1.3	72,376	17.4	(5.1)

Mexico	28,490	(1.0)	4.3	28,490	(0.9)	13.5

Chile	36,945	1.7	1.2	36,945	12.6	5.3

USA	86,042	(1.6)	(1.1)	86,042	1.4	1.0

Operating areas	778,265	(1.6)	(0.1)	778,265	(1.1)	2.6

Total Group	782,398	(1.6)	(0.2)	782,398	(1.0)	2.6

Customer funds (deposits w/o repos + mutual funds)		/2Q’16			/9M’15

€ million	3Q’16%		% w/o FX	9M’16%		% w/o FX

Continental Europe	319,232	2.0	1.8	319,232	3.5	3.5

o/w: Spain	222,002	1.5	1.5	222,002	(0.1)	(0.1)

Santander Consumer Finance	34,340	4.1	3.5	34,340	8.0	7.3

Poland	25,246	4.4	1.6	25,246	6.0	7.9

Portugal	31,730	1.2	1.2	31,730	24.0	24.0

United Kingdom	206,256	(2.6)	1.5	206,256	(9.0)	6.1

Latin America	175,579	0.8	2.3	175,579	15.1	7.4

o/w: Brazil	93,350	2.0	2.9	93,350	28.6	3.9

Mexico	34,804	(5.8)	(0.7)	34,804	(4.7)	9.2

Chile	32,850	5.3	4.8	32,850	14.8	7.3

USA	66,824	1.1	1.6	66,824	1.4	1.0

Operating areas	767,891	0.4	1.8	767,891	1.9	4.8

Total Group	769,143	0.4	1.8	769,143	1.8	4.7

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FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Business information by geography

Main units of Continental Europe. Spain

First nine months highlights

▶	Ongoing 1I2I3 strategy to boost customer loyalty in the medium and long term and enhance the quality of service.

▶	Strong rise in new consumer credit and new loans to SMEs.

▶	Attributable profit affected by an environment of low interest rates in revenues, which was partially offset by the good evolution of fee income, costs and provisions.

▶	LaLiga Santander created, a strategic agreement of sponsorship to drive the commercial network.

Commercial activity

•	The strategy followed is boosting the number of loyal customers (individuals: +22% and companies: +38%). There are also now more than 100,000 customers with the 1I2I3 SMEs account.

•	The 1I2I3 account is behind the higher recommendation; currently one of every four 1I2I3 accounts is the result of a recommendation by a customer.

•	Digital customers rose 20% year-on-year (+36% mobile ones), both individuals and companies. We bolstered our global offer with the launch of the new mobile app Santander Money Plan and the pre-payment wristband.

•	In global corporate banking, we continued to maintain our leadership in structured financing and markets, and kept our first place in IPOs since 2015.

•	LaLiga and Banco Santander reached an agreement over sponsorship. For Santander, the accord is a big push for the commercial network and underscores the Bank’s constant support for sport.

Business evolution

•	New lending was higher, however this is still not reflected in the stock of loans. New lending to individuals rose 17%, with consumer credit surging 106% and mortgages 25%.

•	Double-digit growth in new lending to SMEs, with short-term loans weight rising to 75% over long-term ones. Also of note was the 20% growth in international business and in currency activity.

•	In funds, the strategy of growth in demand deposits (+5%) and in mutual funds (+11%) continued, while time deposits were down 19%. This lowered the cost of deposits.

Results

Third quarter attributable profit of €270 million, lower than the underlying attributable profit of the second quarter, mainly because of lower revenues from repricing of mortgages, the usual volumes fall in the third quarter and lower income from the ALCO portfolio.

The first nine months’ underlying attributable profit (excluding the impact of the Single Resolution Fund) was €885 million, in line with the previous year.

•	Gross income fell 9% in the current environment of negative or zero interest rates, due to lower net interest income and lower gains on financial transactions (-24%).

•	Continued focus on fee income from retail banking (+9%). This strategy absorbed the lower contribution from wholesale banking, which was affected by the situation in the markets.

•	Costs declined 3%, yielding the first fruits of the efficiency plan.

•	Loan-loss provisions declined 40%, continuing the process of normalising in a more favourable cycle and a substantial improvement in the cost of credit. The NPL ratio was 5.82%, 71 b.p. lower than at the end of 2015.

Spain. € million

		/ 2Q’16		/ 9M’15
	3Q’16%		9M’16%

Gross income	1,398	(6.1)	4,429	(8.5)

Net operating income	574	(12.4)	1,935	(14.7)

Underlying attributable profit to the Group	270	(12.5)	885	0.2

Attributable profit to the Group	270	29.7	785	(11.1)

Loans w/o repos	152,944	(2.8)	152,944	(3.3)

Funds	222,002	1.5	222,002	(0.1)

Efficiency ratio (with amortisations) (%)	59.0	2.9	56.3	3.2

NPL ratio (%)	5.82	(0.24)	5.82	(0.79)

NPL coverage (%)	47.6	—	47.6	(0.2)

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FINANCIAL REPORT 2016
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Business information by geography

Main units of Continental Europe. Santander Consumer Finance

(changes on a currency-neutral basis)

First nine months highlights

▶	Progress in integrating the agreement with Banque PSA Finance (BPF): incorporation of the joint venture of Germany and Austria in the quarter.

▶	Greater new lending year-on-year in all countries.

▶	First nine months’ attributable profit 21% higher year-on-year at €835 million.

Commercial activity

•	SCF’s units developed their activity in an environment of recovery in consumption and new car sales (+8% year-on-year).

•	SCF continued to gain market share, backed by a solid business model: highly diversified geographically with critical mass in key products, more efficient than our competitors and a common risk control and recovery system that keeps credit quality high.

•	Management focused on: progress in the BPF agreements, increasing auto finance, boosting consumer finance by extending agreements with the main dealers and strengthening digital channels.

Business evolution

•	New lending increased 20% over September 2015 (+9% excluding the joint venture under the agreement with BPF), fuelled by auto finance (+17% without the joint venture agreement). Growth in all countries.

•	Customer deposits increased to €34,339 million, setting us apart from our competitors. Wholesale funding in the first nine months amounted to €7,568 million, via senior issues and securitisations. Deposits and medium and long-term issues-securitisations placed in the market covered 72% of net lending at the end of September.
Results

The third quarter underlying attributable profit was €291 million, slightly less than the second quarter due to the seasonal impact of summer and higher provisions than in that period when they were much lower than the average, favoured by the sale of portfolios.

First nine months’ profit of €835 million, 21% more than the same period of 2015, benefiting from the joint venture with BPF:

•	Growth in gross income, mainly due to net interest income (+12% year-on-year).

•	Costs increased in line with business and the new incorporations of units under the BPF agreement. The efficiency ratio was 44.1%.

•	Loan-loss provisions declined and the cost of credit was significantly lower at 0.49% (0.87% in September 2015), thanks to the good performance of portfolios. The NPL ratio was 2.86% (129 b.p lower than a year earlier) and the coverage ratio was 111% (+4 p.p.).

•	Of note was the good evolution of attributable profit, mainly in Spain, the Nordic countries and Italy.

¢ Santander Consumer Finance. € million

		/ 2Q’16			/ 9M’15
	3Q’16%		% w/o FX	9M’16%		% w/o FX

Gross income	1,106	3.5	3.4	3,219	8.5	10.0

Net operating income	639	6.5	6.4	1,801	8.4	10.0

Underlying attributable profit to the Group	291	(0.6)	(0.8)	835	18.9	21.1

Attributable profit to the Group	291	3.3	3.2	824	17.3	19.5

Loans w/o repos	85,215	3.6	3.0	85,215	16.2	15.3

Funds	34,340	4.1	3.5	34,340	8.0	7.3

Efficiency ratio (with amortisations) (%)	42.2	(1.6)		44.1	0.0

NPL ratio (%)	2.86	(0.09)		2.86	(1.29)

NPL coverage (%)	110.7	0.1		110.7	3.5

24

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Business information by geography

Main units of continental Europe. Poland (changes on a currency-neutral basis)

First nine months highlights

▶	Strong focus on management of spreads, revenues and costs in an environment of low interest rates.

▶	Lending: focus on SMEs and mortgages. Deposits: on current accounts. Strong growth in the SMEs segment and retail loans.

▶	Santander ranks second in credit card issuance and continues to be the market leader in mobile and online banking.

▶	Regulatory changes with the tax on assets introduced in February 2016 impacting the first nine months profit. Excluding this, attributable profit would rise 8%.

Commercial activity

•	The Bank’s main goal is to become the bank of first choice. We continued to be the market leader in mobile and online banking. We rank second in active credit cards and fourth in number of bank accounts in Poland. Digital customers rose 7% in the last twelve months

•	The BZWBK24 mobile app, was awarded several times as one of the best international and local apps.

Business evolution

•	Total lending rose 11% year-on-year, well above the market. In the corporate segment increases in: SMEs (+12%), Corporate (+6%) and Global Corporate Banking (+28%). Loans to individuals increased 10% (mortgages: +11%, cash loans: +10% and credit cards: +14%).

•	Deposits increased 10% year-on-year, mainly driven by individuals (+9%) and corporate balances (+18%). This evolution maintained our solid funding structure (net loan-to-deposit ratio of 92%).

Results

The third quarter attributable profit of €69 million was 8% lower than the second quarter, mainly due to lower collection of dividends which is seasonally higher in the second quarter.

The first nine months profit was 10% lower year-on-year at €208 million, due to reduced revenues from financial transactions and the tax on assets (€7 million a month). Excluding the tax on assets, profit would have been 8% higher, due to:

•	Very good performance of net interest income (+11%), spurred by growth in volumes. Gross income was 5% higher because of lower gains on financial transactions.

•	Costs were 2% higher year-on-year, as the 2% drop in personnel costs was offset by higher general costs and amortisations.

•	Provisions fell 7%. Significant improvement in credit quality: the NPL ratio dropped to 5.71% from 7.14% in September 2015 and the cost of credit was 0.76% (0.96% in September 2015).

•	Net operating income after provisions rose 11%, which did not feed through to attributable profit due to the tax on assets.

Poland. € million

		/2Q’16			/9M’15
	3Q’16%		% w/o FX	9M’16%		% w/o FX

Gross income	330	(4.3)	(5.1)	985	0.1	5.0

Net operating income	181	(9.1)	(9.8)	545	2.2	7.1

Attributable profit to the Group	69	(7.4)	(8.1)	208	(14.3)	(10.2)

Loans w/o repos	21,092	3.7	1.0	21,092	8.9	10.8

Funds	25,246	4.4	1.6	25,246	6.0	7.9

Efficiency ratio (with amortisations) (%)	45.2	2.9		44.7	(1.1)

NPL ratio (%)	5.71	(0.13)		5.71	(1.43)

NPL coverage (%)	68.9	3.1		68.9	5.8

25

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Business information by geography

Main units of continental Europe. Portugal

First nine months highlights

▶	Continued process of technological and operational integration of Banif’s business.

▶	Commercial actions aimed at customer capturing and loyalty.

▶	Attributable profit for the first nine months was 62% higher year-on-year, fuelled by the good performance of the main income statement lines.

Commercial activity

•	Santander Totta acquired in December 2015 most of the assets and liabilities of Banco Internacional do Funchal (Banif), making it the country’s second-largest private sector bank (market shares of 14% in loans and deposits). The technological and operational integration process proceeds on schedule.

•	The bank continues to focus on making structural improvements to the commercial model in order to boost efficiency and the quality of customer service, via the CRM platform, alternative channels and streamlining processes. All of this is reflected in gains in market share in loans to individual customers and companies.

•	In the middle-income market segment, we continued to support the 1|2|3 World programme, with significant rises in the number of accounts, credit cards and protection insurance. The goal is to increase the number of customers by 100,000 by the end of the year. More than 27,500 global accounts, 22,500 credit cards and 20,300 insurance policies were achieved in the third quarter.

•	All these measures are having a positive impact on the number of loyal customers (+5%), as well as on digital customers (+18%).

Business evolution

•	Lending rose 20% year-on-year to €29,260 million. The incorporation of Banif’s balances produced a change in its structure, increasing the weight of the companies’ segment to 35%. On a like-for-like basis, excluding the impact of Banif’s incorporation, balances were 3% lower, in line with the sector’s deleveraging.

•	Funds increased 24% to €31,730 million, mainly due to the incorporation of Banif’s deposits. On a like-for-like basis, total funds rose 8%, with a very good evolution of deposits that underscored the bank’s good positioning in the Portuguese financial system.

Results

The third quarter attributable profit was €92 million, 4% higher than the underlying profit of the second quarter.

The first nine months’ profit was €302 million, 67% more year-on-year.

•	This growth was mainly due to the good evolution of the income statement at constant perimeter: double-digit rise in net interest income, lower costs and a big reduction in loan-loss provisions.

•	Gross income was bolstered by gains on financial transactions from the sale of portfolios and some impact from Banif’s entry.

•	Including the contribution to the Single Resolution Fund, the first nine months’ profit was 62% higher year-on-year at €293 million.

Portugal. € million

		/ 2Q’16		/ 9M’15
	3Q’16%		9M’16%

Gross income	287	(2.2)	917	31.5

Net operating income	145	0.5	472	43.7

Underlying attributable profit to the Group	92	4.0	302	67.0

Attributable profit to the Group	92	15.2	293	62.3

Loans w/o repos	29,260	(2.2)	29,260	20.4

Funds	31,730	1.2	31,730	24.0

Efficiency ratio (with amortisations) (%)	49.6	(1.4)	48.6	(4.4)

NPL ratio (%)	9.40	(1.06)	9.40	0.54

NPL coverage (%)	57.8	(4.1)	57.8	1.6

26

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Business information by geography

United Kingdom (changes in sterling)

First nine months highlights

▶	Solid business performance, delivering operational and digital excellence and good credit quality, despite uncertainty in the operating environment.

▶	Business flows in both retail and corporates remain solid, with growth in corporate lending despite the competitive market and some slowdown in SME activity.

▶	1|2|3 World customers continued to grow, transforming retail customer loyalty, activity levels and experience.

▶	Digitalisation and product simplification continued to support operational efficiency.

▶	Attributable profit impacted by the introduction of the 8% bank corporation tax surcharge.

Commercial activity

•	1|2|3 World customers increased by 440,000 to 5.1 million since the end of 2015. Retail current account balances were up by £11.3bn, and continue to show good growth.

•	Loyal corporate and SME customers increased by more than 27,000 since September 2015, driven by new platforms and full service offering in the corporate business.

•	Digital customers increased to 4.5 million, 18% up since year end, underpinned by continuous improvement to our digital proposition. In August 2016, Santander UK expanded its mobile payment capabilities to include Android Pay and launched an online mortgage application process, which can take as little as 30 minutes.

•	Santander UK is focused on maintaining a strong balance sheet. At the end of September 2016, the CRD IV end point Common Equity Tier 1 capital ratio was 11.1% and the leverage ratio at 4.0%, with steady capital generation, offset by recent rates volatility impact on the accounting position of the defined benefit pension schemes.

Business performance

•	Customer lending increased 2% compared to September 2015, largely due to lending to companies (+8%), mortgages (+1%) and consumer credit (+1%). New gross mortgage lending was £19,500 million and included £3,100 million to first time buyers.

•	Good growth in customer deposits excluding repos (+6% versus September 2015) was driven by 1|2|3 current account inflows, more than offsetting lower demand for savings products.

Results

Attributable profit in the third quarter was £311 million and £967 million in the first nine months of the year, down 11%, adversely impacted by the 8% bank corporation tax surcharge. Profit before tax was broadly flat in the period.

•	Net interest income was broadly flat year-on-year with a decline in banking NIM, partially offset by increased lending volumes and retail liability margin improvement. Banking NIM declined to 1.75%, from 1.80% in the third quarter of 2015, driven by continued SVR attrition, and asset margin and competitive pressures.

•	Net fees increased 3% compared to the same period of 2015 and 9% in the quarter, with higher 1|2|3 fees in Retail Banking and international and digital payment fees in Commercial Banking, partially offset by regulatory impacts on cards and investment income.

•	Operating expenses were broadly flat as efficiency improvements absorbed investments in business growth, Banking Reform costs, and the continued enhancements to our digital channels.

•	Credit quality remained strong in all loan portfolios, supported by conservative risk criteria and the low rate environment. The NPL ratio improved to 1.47% in the first nine months of the year, from 1.51% in the same period of 2015. Mortgage LTVs remained low and the book remains well diversified geographically.

United Kingdom. € million

		/2Q’16			/9M’15
	3Q’16%		% w/o FX	9M’16%		% w/o FX

Gross income	1,377	(8.2)	(0.7)	4,391	(8.2)	1.3

Net operating income	675	(5.4)	2.2	2,107	(7.2)	2.3

Attributable profit to the Group	364	(6.8)	1.1	1,207	(19.3)	(11.1)

Loans w/o repos	241,752	(4.1)	(0.0)	241,752	(12.7)	1.7

Funds	206,256	(2.6)	1.5	206,256	(9.0)	6.1

Efficiency ratio (with amortisations) (%)	51.1	(1.4)		52.0	(0.5)

NPL ratio (%)	1.47	—		1.47	(0.04)

NPL coverage (%)	36.0	(0.5)		36.0	(3.6)

27

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Business information by geography

Main units of Latin America. Brazil (changes on a currency-neutral basis)

First nine months highlights

▶	Continued innovative offers to strengthen the digital strategy.

▶	Profit performed well: third quarter attributable profit of €488 million (+4%) and €1,276 in the first nine months (+9%).

▶	Positive trend of gross income, mainly in fee income, driven by growth in customers and greater transactions and loyalty.

▶	Costs discipline reflected in improved effeciency ratio for the third straight quarter.

▶	Risk management resulted in a better trend of the NPL ratio than the sector’s.

Commercial activity

We continued to advance on various strategic fronts, including:

•	For the first time in the Bank’s history, Santander Brazil joined the group of companies seen as the best to work for, according to the Great Place to Work ranking, underscoring a very engaged team.

•	Conta Super for different segments, in order to improve the customer experience. The offer complements other products and aims to attract new customers.

•	The Santander Conecta Getnet account was launched for the self-employed, offering the advantages of a point-of-sale terminal with low cost and the benefits of a Santander account.

•	Santander Brazil had more than 4.4 million customers with the biometrics system at the end of September and in the last month more than 75% of transactions were conducted via digital channels. The number of loyal customers rose 13% year-on-year and digital ones 42%.

•	The new commercial model +negocios was launched for the consumer finance segment, which offers greater agility, simplifies processes, raises productivity and strengthens our digital positioning, transforming the customer experience.

Business evolution

•	The trend in lending improved in the third quarter (+1%). Funds rose 3%.

•	Lending fell 5% year-on-year (+6% to individuals; +8% mortgages). Loans to SMEs were 3% lower and to firms and big companies 16%, harder hit by the environment.

•	Funds grew 4%, with good performance of customer deposits.

Results

Third quarter attributable profit of €488 million, 4% more than the second quarter. Of note was the rise in net interest income and fee income. Costs remained under control, but increased in the quarter because of the new salary agreement (one month impact).

The first nine months’ attributable profit was €1,276 million, 9% more year-on-year:

•	Gross income rose 6%, with a good trend in fee income (+15%). Of note was that from cards, current accounts and insurance. Net interest income was up 2%, driven by higher spreads and markets.

•	Costs increased 5%, four percentage points below the inflation rate, reflecting the effort and discipline to control them.

•	Provisions rose 11% (same rate as in June) within a still weak macroeconomic environment.

•	Good performance of credit quality ratios: the cost of credit remained below 5% (4.87%, up 16 b.p. in the third quarter) and the NPL ratio was 6.12% (+1 b.p. in the third quarter).

¢ Brazil. € million

		/ 2Q’16			/ 9M’15
	3Q’16%		% w/o FX	9M’16%		% w/o FX

Gross income	3,050	12.8	3.4	8,133	(5.9)	6.2

Net operating income	1,873	13.0	3.5	4,963	(5.5)	6.7

Attributable profit to the Group	488	13.6	4.1	1,276	(3.0)	9.5

Loans w/o repos	72,376	0.4	1.3	72,376	17.4	(5.1)

Funds	93,350	2.0	2.9	93,350	28.6	3.9

Efficiency ratio (with amortisations) (%)	38.6	(0.1)		39.0	(0.3)

NPL ratio (%)	6.12	0.01		6.12	0.82

NPL coverage (%)	89.3	4.0		89.3	(6.7)

28

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Business information by geography

Main units of Latin America. Mexico (changes on a currency-neutral basis)

First nine months highlights

▶	The commercial strategy continued to be reflected in the growth in lending (+13%), with a positive trend in all segments.

▶	Commercial focus on Santander Plus, attracting customers, loyalty, transactions, portability and digital channels.

▶	Year-on-year growth in attributable profit (+19%) with excellent performance of net interest income (+15%).

Commercial activity

Several commercial initiatives were carried out in the second quarter, such as:

•	New benefits were incorporated to the Santander Plus programme, which was launched during the second quarter. More than 700,000 customers were registered, half of which are new.

•	We continued to foster the use of digital channels via the Santander Plus offer and through the improvements made in SuperMóvil. The Campaña Inversión Digital was launched, with exclusive contracting via SuperNet. At the end of September there were more than 1.1 million digital customers (+55% year-on-year).

•	We remained focused on the Santander Aeroméxico card offer, launched in February (over 300,000 cards at the end of September).

•	Focus on companies and institutions was transactional loyalty, particularly in attracting hotel clients and commercial chains. Continuous support is also provided for the agribusiness sector, with offers tailored to the production cycle and the streamlining of the product offer in SMEs.

•	Time deposit offer with monthly payment of interest and a very competitive interest rate.

•	These measures produced a 19% rise year-on-year in loyal customers.

Business evolution

•	All these measures are reflected in an 13% increase year-on-year in lending: SMEs (+11%), mortgages (+8%), companies and institutions (+21%), consumer credit (+11%) and credit cards (+11%).

•	Funds rose 9% and their composition continued to improve (+21% current accounts of individuals).

Results

The third quarter attributable profit was 20% higher than in the second quarter, due to net interest income, gains on financial transactions, costs and provisions.

The first nine months’ attributable profit was 19% higher year-on-year at €460 million.

•	Gross income increased 13% (+15% net interest income), spurred by growth in loans and demand deposits. Fee income rose 4%. Of note that from investment companies, transaction banking and insurance.

•	Costs grew 8% because of new commercial projects to increase customer attraction and loyalty. The efficiency ratio improved by 2.0 p.p. to 40.0%.

•	Loan-loss provisions increased 12%, as a result of greater lending. The cost of credit improved to 2.86% and the NPL ratio dropped 59 b.p. from September 2015 to 2.95%. Coverage was 102%.

¢ Mexico. € million

		/2Q’16			/9M’15
	3Q’16%		% w/o FX	9M’16%		% w/o FX

Gross income	796	1.3	3.7	2,375	(3.7)	13.4

Net operating income	486	3.6	6.0	1,425	(0.5)	17.2

Attributable profit to the Group	172	17.7	20.1	460	1.1	19.0

Loans w/o repos	28,490	(1.0)	4.3	28,490	(0.9)	13.5

Funds	34,804	(5.8)	(0.7)	34,804	(4.7)	9.2

Efficiency ratio (with amortisations) (%)	39.0	(1.4)		40.0	(2.0)

NPL ratio (%)	2.95	(0.06)		2.95	(0.59)

NPL coverage (%)	101.9	(0.4)		101.9	8.9

29

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Business information by geography

Main units of Latin America. Chile (changes on a currency-neutral basis)

First nine months highlights

▶	Continued focus on the quality of customer attention and on boosting the number of loyal customers.

▶	The commercial transformation is reflected in greater activity in the target segments of loans and funds.

▶	First nine months’ attributable profit 6% higher year-on-year at €377 million.

Commercial activity

Santander is the leading private sector bank in Chile in terms of assets and customers, with a clear retail focus (individuals and SMEs). The Group continues its strategy of offering long-term profitability in a scenario of lower spreads and higher regulation.

•	The bank aims to become the country’s most valued bank by improving the quality of customer attention, transforming the retail banking segment (with 32 branches in the new network model), especially in business with medium-high income customers.

•	The progress in improving customer satisfaction closed the gap in the quality of service with competitors (Santander is ranked third among competitors). This was achieved by simplifying internal processes, adjusting them to a digital and multi channel environment, and a more customer-focused strategy.

•	These measures are boosting the number of loyal customers (+4% year-on-year). Of note was the 13% rise in SMEs and 9% in high income. There are now 953,000 digital customers (+6% year-on-year).

Business evolution

•	Lending rose 5% over September 2015 (+19% to high income customers and +10% to SMEs). Mortgages increased 17%.

•	Deposits grew 3% (+4% demand deposits and -2% time deposits).

•	Santander is more dynamic than the market, gaining share in consumer credit, mortgages and demand deposits.

Results

The third quarter profit of €129 million was 1% lower than the second quarter, mainly due to higher loan-loss provisions and a higher tax charge, offset by revenue growth and cost control.

The first nine months’ profit was 6% higher year-on-year at €377 million, due to:

•	Gross income up 4%. Net interest income rose 6%, fuelled by greater lending to target segments and management of the cost of funds. Fee income remained flat, although that related to means of payment and transactions rose significantly.

•	Costs rose 3% because of the year-on-year inflation indexation of contracts, rentals and salaries. There were also more investments in technological developments. The efficiency ratio remained at 41%.

•	Loan-loss provisions fell 1% on the back of a sustained improvement in the portfolio of loans to individuals. All credit quality indicators improved: the cost of credit was 1.55%, the NPL ratio 5.12% and coverage 58%.

¢ Chile. € million

		/ 2Q’16			/ 9M’15
	3Q’16%		% w/o FX	9M’16%		% w/o FX

Gross income	616	6.9	3.2	1,749	(2.4)	4.0

Net operating income	368	8.3	4.7	1,028	(2.0)	4.5

Attributable profit to the Group	129	2.3	(1.3)	377	(0.3)	6.3

Loans w/o repos	36,945	1.7	1.2	36,945	12.6	5.3

Funds	32,850	5.3	4.8	32,850	14.8	7.3

Efficiency ratio (with amortisations) (%)	40.3	(0.8)		41.2	(0.3)

NPL ratio (%)	5.12	(0.16)		5.12	(0.48)

NPL coverage (%)	58.1	2.6		58.1	5.3

30

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Business information by geography

Other Latin American units. Argentina (changes on a currency-neutral basis)

First nine months highlights

▶	Expansion plan and improvements in internal processes continue, with focus on Santander Select and Pymes Advance.

▶	The bank’s position in Argentina was strengthened with the purchase of the retail portfolio and branch network of Citibank in October.

▶	Attributable profit 48% higher year-on-year thanks to good performance of net interest income and fee income.

Commercial activity and business evolution

Santander continued to focus on implementing the multi channel projects, Select and Pymes Advance, in order to increase market share in the main products, enhance the quality of service and strengthen its leadership position.

•	Improvements in internal processes with the installation of the +CHE commercial management system in the branch network, which enables more appropriate products and services to be offered, at the best moment and via the most adequate channel.

•	The Santander Río Mobile app now has over 503,000 customer users (22% of active customers). Digital customers increased 21% in the last twelve months.

•	Lending rose 41% in 12 months, notably in consumer products. A new line of UVI mortgages indexed to inflation was launched last quarter. A total of 132 operations were approved, underscoring the interest in this new proposal.

•	Deposits increased 44% year-on-year (demand: +62%, time: +21% and dollar deposits: +139%).

•	An agreement was reached with Citibank in October to buy its portfolio of retail customers and branch network in Argentina. The agreement is still subject to approval by the relevant authorities.

Results

Third quarter attributable profit of €99 million, 23% more than the second quarter, spurred by net interest income and fee income.

First nine months’ profit of €250 million, 48% higher year-on-year.

•	The commercial strategy is reflected in a 40% increase in gross income, due to a 20% rise in net interest income, 37% in fee income and also significant gains in financial operations.

•	Costs were up 39% because of the expansion of the branch network and the transformation and technology projects. Net operating income rose 42%.

•	Loan-loss provisions increased less than lending, lowering the cost of credit. Credit quality was high (NPL ratio of 1.40% and coverage of 156%).

Other Latin American units. Peru (changes on a currency-neutral basis)

First nine months highlights

▶	Activity remained strong, both deposits and loans.

▶	Attributable profit was 26% higher year-on-year at €27 million.

Commercial activity and business evolution

•	The strategy continued to focus on the corporate segment, the country’s largest companies and the Group’s global customers.

•	Santander’s lending grew (+17% year-on-year) at a faster pace than the market.

•	Deposits increased 9%, complemented by stable growth in medium-term funding.

Results

•	Third quarter attributable profit of €11 million and €27 million (+26%) for the first nine months.

•	Gross income rose 6%, fuelled by net interest income (+9%) and fee income (+36%) which offset the lower trading gains affected by exchange rate volatility. Costs rose less than gross income (+3%), which improved the efficiency ratio by 0.8 p.p. over September 2015 to 30.4%.

•	Loan-loss provisions increased 76%. Credit quality remained excellent (NPL ratio of 0.37% and very high coverage).

31

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Business information by geography

Other Latin American units. Uruguay (changes on a currency-neutral basis)

First nine months highlights

▶	Deposits rose 7% and loans remained at almost the same levels as a year ago.

▶	The first nine months’ attributable profit rose 25% year-on-year (+10% without the perimeter effect).

Commercial activity

The Group continued to be the country’s leading private sector bank, with a strategy of growth in retail banking, enhancing efficiency and the quality of service.

•	Santander remained focused on improving customer satisfaction and increasing customer loyalty. The implementation of Celestium, a new CRM for individual customers and SMEs was completed.

•	As part of the process of digitalisation and modernising channels, significant progress was made in the Santander App, with new functionalities such as touch ID, enabling the Bank to position itself as a leader in technology terms, not only in Uruguay but throughout the region. A new payments app was made available to customers, which deepens the strategy for greater transactions via digital channels.

•	Further advances in the growth strategy in digital channels, with around 118,000 customers at the end of September (+50% in the last twelve months).

Business evolution

•	Deposits rose 7%, maintaining the liability structure (90% are demand deposits).

•	Lending remained almost stable (-1%).

Results

Profit was 22% lower in the third quarter than in the second because of higher tax pressure due to the appreciation of the peso against the dollar, which also resulted in lower gains on financial transactions.

Attributable profit for the first nine months was €59 million. Excluding the perimeter effect, attributable profit was 10% higher year-on-year at €49 million, and pre-tax profit was 31% higher, driven by net interest income and fee income (+11% combined).

•	Credit quality remained excellent, with a NPL ratio of around 1.99%, albeit higher than in September 2015 because of the bad loan entry of a global corporate banking client. Coverage was 132%.

•	The efficiency ratio continued to improve to 51.6%, 4.2 p.p. better than in September 2015.

▶	Other Latin American units. Colombia

The operations in Colombia include Banco Santander de Negocios Colombia, Santander Banca de Inversión Colombia, Premier Credit and Universia Colombia. They focus on:

•	Growing the business with Latin American companies, multinationals, international desk, and large and medium-sized local companies, providing solutions in treasury, risk coverage, foreign trade, financing of working capital and confirming.

•	Developing investment banking and capital markets products, supporting the country’s infrastructure plan.

•	Premier Credit centred on increasing its volume of operations via signing commercial agreements with networks of dealerships. It also launched the project that will enable Banco Santander de Negocios Colombia to finance loans originated by Premier Credit.

•	Universia accelerated its growth strategy, designing a work plan together with the bank to generate synergies in costs, services and revenues.

The various companies of Banco Santander in Colombia generated net operating income of €4 million in the first nine months.

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Business information by geography

United States (changes in dollars)

First nine months highlights

▶	Continued investment to improve commercial activity and advance in complying with regulatory requirements.

▶	Santander Bank continues to focus on improving the customer experience and changing the business mix.

▶	Santander Consumer USA is maintaining its strategy of expanding the auto finance platform, improving funding sources and maintaining a solid capital position.

▶	First nine months attributable profit was 42% lower year-on-year, due to lower net interest income as a result of changing the business mix at Santander Consumer USA, higher costs associated with regulatory requirements, investments in technology and higher provisions.

Strategy

•	Santander in the United States includes the Intermediate Holding Company (IHC) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities, and the Santander branch in New York.

•	Santander US continued to focus on several strategic priorities aimed at improving its positioning and diversification, including:

–	Creation of the Intermediate Holding Company (IHC) to consolidate supervision of all operations in the US.

–	Setting up a local executive team, with wide experience in managing financial institutions in the US.

–	Improve the customer experience and brand recognition.

–	Improve the profitability of Santander Bank and maintain high levels in Santander Consumer USA.

–	Optimize the auto finance business of Santander Consumer USA.

–	Continue the multiannual project to comply with regulatory requirements.

Business evolution

•	Santander Bank continued to deepen its relationships with retail customers and companies. Demand deposits rose 4%, comparing well with the market.

•	Santander Consumer USA continued to focus on auto finance (+1% year-on-year in the stock).

Results

The third quarter attributable profit was $157 million and $425 million in the first nine months (-42% year-on-year).

•	Gross income fell 1%, mainly due to net interest income (portfolio shift to higher quality assets in Santander Consumer USA) and lower gains on financial transactions. Good performance in fees (+6%).

•	Costs rose 6% due to higher regulatory requirements, investments in technology and improving the servicing platform at Santander Consumer USA.

•	Loan-loss provisions were 9% higher year-on-year, due to a greater level of retention of loans at Santander Consumer USA and the provisions made by Santander Bank for Oil & Gas (in the first quarter).

¢ United States. € million

		/ 2Q’16			/ 9M’15
	3Q’16%		% w/o FX	9M’16%		% w/o FX

Gross income	1,867	(1.1)	(2.3)	5,723	(1.7)	(1.4)

Net operating income	1,083	(2.8)	(4.0)	3,388	(6.5)	(6.3)

Attributable profit to the Group	141	(11.1)	(11.6)	381	(42.3)	(42.1)

Loans w/o repos	86,042	(1.6)	(1.1)	86,042	1.4	1.0

Funds	66,824	1.1	1.6	66,824	1.4	1.0

Efficiency ratio (with amortisations) (%)	42.0	1.0		40.8	3.0

NPL ratio (%)	2.24	—		2.24	0.04

NPL coverage (%)	216.2	(4.4)		216.2	(2.1)

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Business information by geography

Corporate Centre

First nine months highlights

▶	Its objective is to improve efficiency and contribute value-added to the operating units. It also carries out functions related to financial management and capital.

▶	Reduction of the Corporate Centre’s weight in the Group.

▶	Costs fell 19% after streamlining measures in the second quarter.

Strategy and functions

The Corporate Centre contributes value to the Group in several ways:

•	It makes the Group’s governance more solid, through control frameworks and global supervision, and the taking of strategic decisions.

•	It makes the Group’s units more efficient, fostering the exchange of the best practices in management of costs and economies of scale. This enables us to be among the most efficient banks.

•	By sharing the best commercial practices, launching global commercial initiatives and spurring digitalization, the corporate centre contributes to the Group’s revenue growth.

It also develops functions related to financial management and capital, as follows:

•	Functions carried out by the Financial Management area:

–	Structural management of liquidity risk associated with funding the Group’s recurring activity, equity stakes of a financial nature and management of net liquidity related to the needs of some business units.

–	This activity is carried out by diversifying the funding sources (issues and others), maintaining an appropriate risk profile (volumes, maturities and costs). The price at which these operations are carried out with other Group units is the market rate (euribor or swap) plus the premium which, in the concept of liquidity, the Group bears for the immobilisation of funds during the life of the operation.

–	Active management of interest rate risk to soften the impact of interest rate changes on net interest income, conducted via derivatives of high credit quality, very liquid and low capital consumption.

–	Strategic management of the exposure to exchange rates on equity and dynamic in the countervalue of results in euros for the next 12 months of the units. Net investments in equity are currently covered by €21,005 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with various instruments (spot, fx or forwards).

• Total management of capital and reserves: assigning capital to each of the units.

–	Lastly, and marginally, the Corporate Centre reflects the stakes of a financial nature that the Group has under its policy of optimizing investments.

Results

Underlying loss of €1,140 million in the first nine months compared to one of €1,375 million in the same period of 2015, mainly due to lower costs and provisions:

•	Gross income declined mainly due to lower gains on financial transactions (cost of hedging).

•	Costs were 19% lower than in the first nine months of 2015, as a result of optimization and rationalization measures taken at the Corporate Centre in the second quarter.

•	Other income and provisions: lower provisions and taxes year-on-year.

¢ Corporate Centre. € million

	3Q’16	2Q’16	% Var.	9M’16	9M’15	% Var.

Gross income	(316)	(244)	29.4	(784)	(463)	69.3

Net operating income	(421)	(365)	15.3	(1,135)	(898)	26.4

Underlying attributable profit to the Group	(412)	(418)	(1.4)	(1,140)	(1,375)	(17.0)

Attributable profit to the Group	(412)	(666)	(38.2)	(1,389)	(540)	157.4

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Information by global business

Retail Banking (changes on a currency-neutral basis)

First nine months highlights

▶	We continued to transform our commercial banking model into one that is increasingly more Simple, Personal and Fair.

▶	Focused on three main priorities: customer loyalty and satisfaction, digital transformation and operational excellence.

▶	The Group had 14.8 million loyal customers at the end of September and 20.2 million digital customers.

▶	The magazine Euromoney chose Santander as the Best Bank in the World for SMEs.

▶	Underlying attributable profit of €4,830 million.

Commercial activity

Retail banking continued to advance at a good pace in the Group’s commercial transformation, which is focused on three main priorities:

•	Continuous improvement in customer loyalty and satisfaction. Developments in the third quarter included:

-	Consolidation of the value proposals for individual customers such as Santander Plus and the alliance with Aeroméxico which has already attained more than 300,000 cards in Mexico; or Superpuntos in Chile, which offers significant advantages for customers.

-	The 1|2|3 strategy in Spain, Portugal and the UK continued to produce a brisk opening of new accounts. In Spain, the 1|2|3 mini account was successfully consolidated, complementing the offer for families.

-	Plans for SMEs continued to be rolled out –Breakthrow in the UK, Firmowe Evoluce in Poland, Avançar in Brazil, Advance in Chile, Spain, Argentina and Portugal, among others – and earned recognition from Euromoney as the Best Bank in the World for SMEs.

•	Drive in digital transformation and multi channels to make a simple bank for customers.

-	Santander Mexico already has more than one million digital customers, thanks to SuperMóvil.

-	In Brazil more than four million customers already access our channels via biometric identification. Also noteworthy was the launch of the new commercial model +negócios for the consumer finance segment.

-	In Spain Santander Personal was launched as a specialised and personalised attention channel. We also launched the wristband for contactless payments and designed a new app for the food industry.

-	The magazine International Global Finance again chose Santander Río as the best digital bank in Argentina. It was also recognised as the best bank by SMS and having the best designed website of a bank in Latin America.

-	Lastly, further progress was made in transforming branches, installing new multi service ATMs and developing CRMs “NEOs”. Brazil inaugurated a new branch model and CRM Portal CERTO transactional; Portugal launched specialised spaces for companies; Poland has a new multi channel CRM in the contact centre and Santander Río completed the installing of its new CRM+CHE in all its branches.

•	We continued to improve customer satisfaction and experience, with new, simpler and efficient processes and omnichannel, developed with Agile methodology. These measures improved Santander’s position in customer satisfaction ranking. The Group is already among the top 3 in seven countries.

Results

Underlying Attributable profit was €1,636 million in the third quarter, in line with the second quarter. The first nine months’ underlying profit was €4,830 million, 3% lower year-on-year because the 4% combined growth in net interest income and fee income was eroded by a 62% fall in gains on financial transactions and higher costs (+6%).

¢ Retail Banking. € million

		/ 2Q’16			/ 9M’15
	3Q’16%		% w/o FX	9M’16%		% w/o FX

Gross income	9,870	2.0	0.6	29,095	(5.0)	2.3

Net operating income	5,267	2.8	1.1	15,447	(7.4)	(0.6)

Underlying attributable profit to the Group	1,636	(0.3)	(0.4)	4,830	(10.4)	(3.1)

Attributable profit to the Group	1,636	7.6	7.5	4,710	(12.6)	(5.5)

Loans w/o repos	678,414	(1.3)	0.3	678,414	(0.9)	3.5

Funds	707,065	0.4	1.8	707,065	2.5	5.7

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Information by global business

Santander Global Corporate Banking (SGCB) (changes on a currency-neutral basis)

First nine months highlights

▶	Reference positions in cash management, export finance, syndicated corporate loans, capital markets, and structured financing in Europe and Latin America.

▶	Gross income increased 16% and costs remained flat, following the efficiency measures taken in some countries.

▶	Pre-tax profit was 23% higher and attributable profit rose 20% year-on-year to €1,502 million.

Commercial activity and business evolution

Of note in the third quarter were the following:

•	Cash management: positive evolution in all business lines, mainly in capturing funds in Latin American markets, as well as an increase in transactions in our core markets. Various mandates materialised in the third quarter that confirmed our leadership in local markets and at the regional level in Europe and Latin America.

•	Export finance: growth trend remained unchanged, consolidating Santander in leadership positions in Latin America and Europe, and increasing its presence and importance in new markets.

•	Trade and working capital solutions: Santander is strengthening its capacities and product range in receivables business in order to be the reference bank in this type of operations.

•	Syndicated corporate loans: We continue to be the reference in Europe and Latin America, with first level participations in significant transactions. Of note in the third quarter was Santander’s participation in loans made to Henkel in the US ($3.6 bn), Acciona’s refinancing (€2.2 bn) and the syndicated loan for Danone ($13.1 bn).

•	In capital markets: Santander continued to participate in the main operations. Of note were those made in US dollars for Brazilian issuers (Petrobras, Marfrig, Cosan, General Shopping, Suzano and Vale), Argentinian ones (BCRA, YPF, Arcor, Córdoba province, Buenos Aires province and Clisa) and Chilean (Transelec). In Europe, Santander continued to support financial issuers as well as corporate ones (BP, Cellnex, EDP, Ferrovial and Iberdrola).

•	In structured financing: we are the clear leaders in Latin America and Spain. Of note was Santander’s participation leading the financing for the acquisition by Global Infrastructure Partners of 20% of Gas Natural (€3.8 bn), as well as the advice and financing of the consortium comprising Vinci, ADP and Astaldi for the construction of a new international terminal at Santiago de Chile airport ($850 million).

•	In markets: positive evolution of revenues from sales business, particularly in the corporate segment, with strong growth in Brazil, Chile, UK and US. Good year-on-year contribution from management of books, in a complex environment, notably Spain, UK, Poland, Brazil, Mexico and US.

Results

Results were spurred by the strength and diversification of customer revenues. Until September, the area generated 13% of the gross income of the Group’s operating areas and 24% of attributable profit.

•	Gross income grew 16% year-on-year. Revenue growth in markets was 30%, with a good performance in sales and management of books, 4% in global transaction banking within an environment of contained spreads and low interest rates, and 4% in financing solutions and advisory.

•	Costs were flat as a result of the efficiency plans put into place, particularly in Spain and the US, and loan-loss provisions increased, due to those made in the US because of the situation in the Oil & Gas sector in the first quarter, in Brazil and in the UK, where there was a release of provisions in 2015.

¢ Santander Global Corporate Banking. € million

		/ 2Q’16			/ 9M’15
	3Q’16%		% w/o FX	9M’16%		% w/o FX

Gross income	1,514	1.7	(0.3)	4,405	7.3	16.4

Net operating income	1,026	3.7	0.8	2,933	16.8	27.9

Attributable profit to the Group	544	7.9	6.0	1,502	9.7	19.8

Loans w/o repos	95,026	(3.2)	(2.2)	95,026	0.1	(1.2)

Funds	60,692	0.4	1.2	60,692	(4.1)	(4.3)

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Corporate Governance

Corporate Governance

Changes to the Board’s regulations

•	The board, at its meeting on June 28, agreed to make some changes to its regulations, in line with the changed by-laws approved at the AGM on March 18, 2016 in order, among other things, to adapt them to the European Banking Authority’s Guidelines on Remuneration Policies and adjust them to Spanish Corporation Law and the recommendations of the new code of good governance of listed companies.

•	The changes to the board’s regulations were registered by public deed granted on July 1, 2016 and inscribed in Cantabria’s Mercantile Registry on July 11, 2016. Subsequently, in accordance with article 529 of the Corporation Law, a new consolidated text of the board’s regulations was sent to the National Securities Market Commission (CNMV).

Both documents are on the corporate website (www.santander.com).

Changes to the composition of the board and its committees

•	Banco Santander’s board agreed on September 27, 2016, at the proposal of the appointments committee and after obtaining the corresponding regulatory authorizations, to appoint Ms. Homaira Akbari as an independent director in place of Mr. Ángel Jado Becerro de Bengoa, who resigned from the board and the committees of which he was a member.

•	The appointment of Ms. Akbari will be submitted for ratification to the next general meeting of shareholders.

•	Ms. Akbari has extensive business experience in France and the United States and wide expertise in Big Data and Internet of Things. She is a director of various companies linked to new technologies and will join Santander’s technology and innovation committee.

•	As a result of her incorporation, Banco Santander’s board is more diversified in terms of nationality, represented sectors and gender. The bank has six female directors, 40% of the total and one of the highest percentages of the international banking sector. The board has a total of 15 members, the majority of whom (8) are independent.

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Corporate Social Responsibility

Corporate social responsibility

Grupo Santander continued to develop new initiatives under its commitment to corporate social responsibility. The main ones in the third quarter were:

Presence in sustainable indices and investors

Banco Santander was again included in the latest Dow Jones Sustainability Index (DJSI), one of the world’s leading references in sustainability and very well regarded by investors and analysts. It measures the three main dimensions of companies in sustainability: economic, environmental and social.

With a score of 92 out of 100, eight more tan in 2015, Banco Santander is ranked sixth out of close to 200 banks in the world that can make up the DJSI (only 27 of which are in this year’s index). Moreover, it is the first global bank and the leader in Europe.

Some of Santander’s aspects most highlighted by the DJSI are its corporate social and environmental policies, the quality of service, attracting and retaining talent, programmes to support society, commitment to the environment, risk management and opportunities in the sphere of climate change.

Sustainability policies

Following the approval in December of the updating of the sustainability policies, the Bank continued to improve its internal processes for approving, analyzing and reporting sensitive operations, in line with the new requirements in the policies. Specific working groups have been created in each of the countries where the Group operates and advanced training will be given in the fourth quarter to risk and business teams.

Social investment

Support for higher education

Ana Botín, the chairman of Banco Santander, participated in the presentation of the 2015 report of the Fundación Conocimiento y Desarrollo (CyD) on the contribution of Spanish universities to the wellbeing of citizens and long-term economic growth.

She discussed the challenges facing universities, such as improving their funding, giving them greater autonomy and linking financing to the progress made in their plans, goals and results. She added that the digital transformation had to be tackled decisively, as new technologies are a great opportunity for innovating in education.

Under the strategy to foster new technologies in universities, Santander Brazil launched an app for students that offers them different contents such as publication of places for work experience, job vacancies, study scholarships and news about the academic world.

Investment in the community

In Spain and during the first half of 2016, 324 of the Group’s professionals gave more tan 400 courses in colleges, universities, public institutions and charities, using financial education programmes promoted by the bank together with social organisations. These volunteers promoted a culture of savings and responsible consumption, management of budgets, and helped to improve knowledge of credit, debits, investment, spending, current and savings accounts, etc.

In Chile, 240 employees took part in a volunteer programme that supported the rebuilding of several villages in poor areas in the north of the country, as well as installing pumps for drinking water in camps with families at risk of social exclusion.

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The share

The Santander share

Shareholder remuneration

•	Shareholders received in August the first dividend in cash charged to 2016’s earnings of €0.055 per share, 10% more than that paid in the same month of last year.

•	As regards the second dividend for 2016, which is scheduled to be paid in October-November, the Bank agreed to apply the Santander Dividendo Elección (scrip dividend) programme. In accordance with this programme, every shareholder has received a right of free assignment of new shares for each share they own. These rights give the shareholder three options: sell them to the Bank at a fixed price (€0.045 per right), sell them on the stock market between October 18 and November 1 at the quoted price, or receive new shares in the proportion of one new share for every 87 rights (in the last two cases without withholding tax*).

•	In order to tend to those shareholders who choose the third option, a capital increase for a maximum of €82,956,853.5 (representing 165,913,707 shares) will be carried out. The number of new shares to be finally issued and, thus, the amount of the capital increase will depend on the number of shareholders who opt to sell their rights to the Bank at a fixed price.

Performance of the Santander share

•	The stock markets reflected in the first part of the year the doubts over the evolution of the Chinese economy and its global impact, the evolution of raw materials, the uncertainty over the financial sector’s solvency, central banks’ interest rate policies and stimulus measures and, above all, the decision of the UK to leave the European Union as a result of the referendum on June 23. Its impact and possible consequences intensified the uncertainty and volatility during the third quarter.

•	The Santander share price ended September at €3.947, 15.1% higher than at the end of June and a better performance than the main indices: the Ibex-35, Spain’s benchmark index, rose 7.5% in that period, the DJ Stoxx Banks 11.7% and the MSCI World Banks 8.9%. As we went to press, the Santander share was €4.492, up 13.8% so far in October. In 2016 the variance was -1.4% (TSR: +3.5%).

Capitalisation and trading

•	At the end of September, Santander was the second largest bank in the euro zone by market capitalization and the 19th among the world’s financial institutions (with €56,973 million). The share’s weighting in the DJ Stoxx 50 was 1.7%, 7.3% in the DJ Stoxx Banks and 12.6% in the Ibex-35.

•	A total of 21,418 million Santander shares were traded in the first nine months of 2016 with an effective value of €84,256 million, the highest amount among the EuroStoxx stocks, and a liquidity ratio of 148%. The number of shares traded daily was 111.0 million (€437 million).

Shareholder base

•	The total number of shareholders at the end of September was 3,920,700, of which 3,713,650 were held by Europeans (81.25% of the capital stock) and 190,926 by those from the Americas (18.44%). Excluding the Group’s board, which holds 1.21% of the capital, retail shareholders own 45.57% and institutional ones 53.22%.

(*)	The options, periods and procedures indicated could present particular circumstances for shareholders with Santander shares in the foreign stock markets where the Bank is listed. Also, the tax system of the various options could depend on shareholders’ personal circumstances

¢ The Santander share. September 2016

Shareholders and trading data

Shareholders (number)	3,920,700

Shares (number)	14,434,492,579

Average daily turnover (no. of shares)	110,973,351

Share liquidity (%) (Number of shares traded during the year / number of shares)	148

Price movements during the year

Highest	4.685

Lowest	3.150

Last (30.09.16)	3.947

Market capitalisation (millions) (30.09.16)	56,973

Stock market indicators

Price / Tangible book value (X)	0.94

P/E ratio (X)	9.02

Yield* (%)	5.23

(*).-The last four dividends paid / 9M’16 average share price

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Appendix

¢ Quarterly income statement

    € million

	2015				2016
	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Net interest income	8,038	8,281	7,983	7,888	7,624	7,570	7,798
Net fee income	2,524	2,586	2,474	2,448	2,397	2,549	2,597
Gains (losses) on financial transactions	695	372	634	684	504	366	440
Other operating income	186	379	225	(126)	204	445	245
Dividends	33	239	75	107	44	209	37
Income from equity-accounted method	99	101	93	82	83	112	119
Other operating income/expenses	53	39	57	(315)	78	124	90
Gross income	11,444	11,618	11,316	10,894	10,730	10,929	11,080
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)	(5,227)	(5,250)
General administrative expenses	(4,785)	(4,826)	(4,731)	(4,810)	(4,572)	(4,632)	(4,692)
Personnel	(2,755)	(2,836)	(2,717)	(2,799)	(2,683)	(2,712)	(2,726)
Other general administrative expenses	(2,030)	(1,989)	(2,015)	(2,011)	(1,889)	(1,920)	(1,966)
Depreciation and amortisation	(592)	(603)	(611)	(612)	(586)	(595)	(558)
Net operating income	6,067	6,189	5,974	5,472	5,572	5,703	5,831
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)	(2,205)	(2,499)
Impairment losses on other assets	(60)	(78)	(110)	(215)	(44)	(29)	(16)
Other income	(454)	(605)	(606)	(526)	(389)	(515)	(376)
Underlying profit before taxes	2,990	2,998	2,778	2,173	2,732	2,954	2,940
Tax on profit	(922)	(939)	(787)	(471)	(810)	(970)	(904)
Underlying profit from continuing operations	2,067	2,059	1,991	1,702	1,922	1,984	2,036
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)
Underlying consolidated profit	2,067	2,059	1,991	1,702	1,922	1,984	2,036
Minority interests	350	350	311	242	288	338	341
Underlying attributable profit to the Group	1,717	1,709	1,680	1,460	1,633	1,646	1,695
Net capital gains and provisions*	—	835	—	(1,435)	—	(368)	—
Attributable profit to the Group	1,717	2,544	1,680	25	1,633	1,278	1,695
Underlying EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11	0.11
Underlying diluted EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11	0.11
EPS (euros)	0.12	0.18	0.11	(0.01)	0.11	0.08	0.11
Diluted EPS (euros)	0.12	0.17	0.11	(0.01)	0.11	0.08	0.11

(*).- Including

– In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and change in the schedule contribution dates to the Single Resolution Fund (-€120 million).

– In 4Q’15, Banif’s badwill in Portugal (€283 million), provisions related to cover possible claims of PPI in UK (-€600 million), impairment of intangible assets (-€683 million) and goodwill and other assets (-€435 million)

– In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

¢ Net fee income. Consolidated

    € million

	3Q’16	2Q’16	Var. %	9M’16	9M’15	Var. %
Fees from services	1,627	1,550	5.0	4,625	4,580	1.0
Mutual & pension funds	195	190	2.7	566	658	(14.0)
Securities and custody	214	226	(5.1)	664	688	(3.4)
Insurance	561	584	(3.9)	1,687	1,659	1.7
Net fee income	2,597	2,549	1.9	7,543	7,584	(0.5)

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Appendix

¢ Operating expenses. Consolidated

    € million

	3Q’16	2Q’16	Var. %	9M’16	9M’15	Var. %
Personnel expenses	2,726	2,712	0.5	8,121	8,308	(2.3)
General expenses	1,966	1,920	2.4	5,775	6,034	(4.3)
Information technology	282	261	8.2	832	823	1.1
Communications	123	125	(2.0)	377	380	(0.7)
Advertising	182	157	16.0	486	500	(2.7)
Buildings and premises	441	430	2.3	1,308	1,369	(4.5)
Printed and office material	35	34	0.6	103	120	(14.3)
Taxes (other than profit tax)	118	112	5.0	350	393	(11.0)
Other expenses	785	799	(1.8)	2,318	2,449	(5.3)
Personnel and general expenses	4,692	4,632	1.3	13,896	14,342	(3.1)
Depreciation and amortisation	558	595	(6.2)	1,738	1,806	(3.8)
Total operating expenses	5,250	5,227	0.4	15,634	16,149	(3.2)

¢ Operating means. Consolidated

	Employees			Branches
	30.09.16	30.09.15	Var.	30.09.16	30.09.15	Var.
Continental Europe	57,284	56,704	580	4,964	5,424	(460)
o/w: Spain	23,182	24,231	(1,049)	2,993	3,487	(494)
Santander Consumer Finance	14,828	14,138	690	573	592	(19)
Poland	11,781	11,626	155	658	752	(94)
Portugal	6,393	5,423	970	727	575	152
United Kingdom	25,840	26,154	(314)	844	882	(38)
Latin America	87,250	88,893	(1,643)	5,817	5,812	5
o/w: Brazil	47,516	48,955	(1,439)	3,408	3,436	(28)
Mexico	17,467	17,704	(237)	1,387	1,354	33
Chile	12,208	12,334	(126)	465	476	(11)
USA	17,569	17,592	(23)	766	783	(17)
Operating areas	187,943	189,343	(1,400)	12,391	12,901	(510)
Corporate Centre	1,732	2,161	(429)
Total Group	189,675	191,504	(1,829)	12,391	12,901	(510)

¢ Net loan-loss provisions. Consolidated

    € million

	3Q’16	2Q’16	Var. %	9M’16	9M’15	Var. %
Non-performing loans	2,812	2,598	8.3	8,181	8,680	(5.8)
Country-risk	3	0	—	0	21	(98.3)
Recovery of written-off assets	(317)	(393)	(19.4)	(1,069)	(1,151)	(7.1)
Total	2,499	2,205	13.3	7,112	7,550	(5.8)

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Appendix

¢ Customer loans. Consolidated

    € million

			Variation
	30.09.16	30.09.15	amount	%	31.12.15
Spanish Public sector	15,126	15,207	(81)	(0.5)	13,993
Other residents	148,108	152,196	(4,087)	(2.7)	153,863
Commercial bills	8,401	8,228	173	2.1	9,037
Secured loans	89,024	93,404	(4,380)	(4.7)	92,478
Other loans	50,684	50,564	120	0.2	52,348
Non-resident sector	634,657	635,840	(1,182)	(0.2)	649,509
Secured loans	382,243	398,110	(15,867)	(4.0)	409,136
Other loans	252,414	237,730	14,684	6.2	240,373
Gross customer loans	797,892	803,243	(5,351)	(0.7)	817,366
Loan-loss allowances	24,602	26,224	(1,622)	(6.2)	26,517
Net customer loans	773,290	777,020	(3,729)	(0.5)	790,848
Pro memoria: Doubtful loans	33,592	36,864	(3,272)	(8.9)	36,133
Public sector	119	190	(71)	(37.2)	145
Other residents	13,545	17,130	(3,585)	(20.9)	16,301
Non-resident sector	19,928	19,544	384	2.0	19,686

¢ Managed and marketed customer funds. Consolidated
€ million

			Variation
	30.09.16	30.09.15	amount	%	31.12.15
Resident public sector	9,169	8,886	283	3.2	11,737
Other residents	159,926	164,067	(4,141)	(2.5)	157,611
Demand deposits	114,298	105,730	8,567	8.1	108,410
Time deposits	44,052	56,134	(12,082)	(21.5)	47,297
Other	1,577	2,203	(626)	(28.4)	1,904
Non-resident sector	498,344	496,302	2,043	0.4	513,795
Demand deposits	311,098	302,251	8,846	2.9	313,175
Time deposits	133,058	139,295	(6,237)	(4.5)	146,317
Other	54,189	54,755	(566)	(1.0)	54,303
Customer deposits	667,439	669,255	(1,816)	(0.3)	683,142
Debt securities issued	228,674	216,838	11,836	5.5	226,160
On-balance-sheet customer funds	896,113	886,093	10,020	1.1	909,302
o/w: subordinated debt	19,726	19,600	126	0.6	21,151
Mutual funds	141,053	122,365	18,688	15.3	129,077
Pension funds	11,034	11,220	(187)	(1.7)	11,376
Managed portfolios	26,962	25,828	1,133	4.4	25,808
Other managed and marketed customer funds	179,049	159,414	19,635	12.3	166,260
Managed and marketed customer funds	1,075,162	1,045,507	29,655	2.8	1,075,563

¢ Eligible capital (fully loaded)
€ million

			Variation
	30.09.16	30.09.15	amount	%	31.12.15
Capital stock and reserves	101,623	98,328	3,296	3.4	98,193
Attributable profit	4,606	5,941	(1,335)	(22.5)	5,966
Dividends	(1,893)	(1,725)	(168)	9.8	(2,268)
Other retained earnings	(17,886)	(16,305)	(1,582)	9.7	(15,448)
Minority interests	7,106	5,375	1,731	32.2	6,148
Goodwill and intangible assets	(27,640)	(28,515)	876	(3.1)	(28,254)
Treasury stock and other deductions	(5,086)	(5,522)	435	(7.9)	(5,633)
Core CET1	60,830	57,577	3,253	5.6	58,705
Preferred shares and other eligible T1	5,633	5,619	14	0.2	5,504
Tier 1	66,463	63,196	3,267	5.2	64,209
Generic funds and eligible T2 instruments	13,108	11,322	1,786	15.8	11,996
Eligible capital	79,571	74,519	5,053	6.8	76,205
Risk-weighted assets	580,823	584,322	(3,499)	(0.6)	583,893
CET1 capital ratio	10.47	9.85	0.62		10.05
T1 capital ratio	11.44	10.82	0.62		11.00
Total capital ratio	13.70	12.75	0.95		13.05

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Appendix

Continental Europe

    € million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	2,038	0.9	0.8	6,104	0.9	2.0

Net fee income	895	1.4	1.3	2,655	3.1	3.8

Gains (losses) on financial transactions	166	53.7	53.4	581	(28.8)	(28.4)

Other operating income*	128	(52.3)	(52.1)	498	13.4	13.6

Gross income	3,227	(1.5)	(1.7)	9,838	(0.4)	0.5

Operating expenses	(1,685)	(1.5)	(1.6)	(5,121)	1.7	2.4

General administrative expenses	(1,578)	(1.6)	(1.8)	(4,797)	2.4	3.2

Personnel	(806)	(2.8)	(2.9)	(2,461)	2.1	2.9

Other general administrative expenses	(772)	(0.4)	(0.5)	(2,337)	2.8	3.5

Depreciation and amortisation	(107)	1.5	1.4	(324)	(8.5)	(7.9)

Net operating income	1,542	(1.7)	(1.8)	4,717	(2.6)	(1.6)

Net loan-loss provisions	(354)	26.5	26.4	(1,071)	(34.8)	(34.4)

Other income	(112)	(40.3)	(40.4)	(414)	(10.4)	(10.3)

Underlying profit before taxes	1,075	(2.2)	(2.3)	3,231	18.1	19.7

Tax on profit	(292)	(5.0)	(5.1)	(880)	23.9	25.3

Underlying profit from continuing operations	783	(1.2)	(1.3)	2,352	16.0	17.7

Net profit from discontinued operations	—	—	—	—	—	—

Underlying consolidated profit	783	(1.2)	(1.3)	2,352	16.0	17.7

Minority interests	98	22.3	21.9	248	22.9	26.0

Underlying attributable profit to the Group	685	(3.8)	(3.9)	2,104	15.3	16.8

Net capital gains and provisions**	—	(100.0)	(100.0)	(120)	—	—

Attributable profit to the Group	685	15.7	15.6	1,984	8.7	10.2

Balance sheet

Customer loans ***	294,084	0.1	(0.3)	294,084	5.5	5.4

Financial assets held for trading (w/o loans)	67,464	6.6	6.6	67,464	16.5	16.5

Available-for-sale financial assets	55,726	1.7	1.3	55,726	(5.8)	(5.7)

Central banks and credit institutions ***	72,756	4.2	4.2	72,756	(12.1)	(12.2)

Tangible and intangible assets	11,521	(2.3)	(2.4)	11,521	3.1	3.1

Other assets	43,711	5.4	5.2	43,711	9.7	9.7

Total assets/liabilities & shareholders’ equity	545,261	1.9	1.7	545,261	3.0	2.9

Customer deposits ***	268,800	1.7	1.4	268,800	2.2	2.3

Debt securities issued ***	53,038	1.9	1.6	53,038	11.8	11.3

Liabilities under insurance contracts	664	3.3	3.3	664	3.1	3.1

Central banks and credit institutions ***	120,284	3.6	3.4	120,284	(3.8)	(4.0)

Other liabilities	69,415	1.4	1.3	69,415	13.5	13.6

Stockholders’ equity ****	33,061	(0.9)	(1.2)	33,061	2.4	2.3

Other managed and marketed customer funds	71,681	2.1	2.0	71,681	5.4	5.5

Mutual and pension funds	63,812	2.2	2.1	63,812	7.3	7.4

Managed portfolios	7,869	1.4	1.5	7,869	(8.0)	(8.1)

Managed and marketed customer funds	393,518	1.8	1.5	393,518	4.0	4.0

Ratios (%) and operating means

Underlying RoTE	8.30	(0.47)		8.58	0.50

Efficiency ratio (with amortisations)	52.2	0.1		52.1	1.1

NPL ratio	6.43	(0.41)		6.43	(1.46)

NPL coverage	61.3	—		61.3	0.9

Number of employees	57,284	0.5		57,284	1.0

Number of branches	4,964	(2.9)		4,964	(8.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

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Appendix

Spain

    € million

Income statement	3Q’16	% / 2Q’16	9M’16	% / 9M’15

Net interest income	728	(7.0)	2,331	(12.1)

Net fee income	456	1.7	1,330	4.8

Gains (losses) on financial transactions	149	129.0	439	(24.3)

Other operating income*	64	(66.9)	330	(3.8)

Gross income	1,398	(6.1)	4,429	(8.5)

Operating expenses	(824)	(1.2)	(2,495)	(3.1)

General administrative expenses	(791)	(1.0)	(2,390)	(1.2)

Personnel	(401)	(2.2)	(1,225)	(2.4)

Other general administrative expenses	(390)	0.2	(1,166)	0.1

Depreciation and amortisation	(33)	(5.8)	(104)	(32.3)

Net operating income	574	(12.4)	1,935	(14.7)

Net loan-loss provisions	(140)	9.0	(500)	(40.1)

Other income	(51)	(38.0)	(170)	(2.1)

Underlying profit before taxes	382	(13.8)	1,264	0.5

Tax on profit	(108)	(17.1)	(364)	1.5

Underlying profit from continuing operations	274	(12.4)	900	0.0

Net profit from discontinued operations	—	—	—	—

Underlying consolidated profit	274	(12.4)	900	0.0

Minority interests	5	(9.4)	15	(9.4)

Underlying attributable profit to the Group	270	(12.5)	885	0.2

Net capital gains and provisions**	—	(100.0)	(100)	—

Attributable profit to the Group	270	29.7	785	(11.1)

Balance sheet

Customer loans ***	153,370	(2.0)	153,370	(1.8)

Financial assets held for trading (w/o loans)	64,890	7.6	64,890	18.1

Available-for-sale financial assets	39,143	0.2	39,143	(11.7)

Central banks and credit institutions ***	55,109	8.7	55,109	(13.4)

Tangible and intangible assets	2,623	(3.4)	2,623	(9.1)

Other assets	18,221	9.9	18,221	6.6

Total assets/liabilities & shareholders’ equity	333,355	2.3	333,355	(1.7)

Customer deposits ***	176,272	0.9	176,272	(3.0)

Debt securities issued ***	20,340	(3.1)	20,340	(15.0)

Liabilities under insurance contracts	541	(0.5)	541	1.6

Central banks and credit institutions ***	65,438	11.0	65,438	(6.7)

Other liabilities	57,352	0.9	57,352	14.4

Stockholders’ equity ****	13,412	(2.3)	13,412	6.1

Other managed and marketed customer funds	64,894	2.1	64,894	9.0

Mutual and pension funds	58,204	2.1	58,204	8.9

Managed portfolios	6,690	2.2	6,690	9.9

Managed and marketed customer funds	261,506	0.8	261,506	(1.4)

Ratios (%) and operating means

Underlying RoTE	7.84	(1.35)	8.83	(1.23)

Efficiency ratio (with amortisations)	59.0	2.9	56.3	3.2

NPL ratio	5.82	(0.24)	5.82	(0.79)

NPL coverage	47.6	—	47.6	(0.2)

Number of employees	23,182	(0.5)	23,182	(4.3)

Number of branches	2,993	(4.0)	2,993	(14.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

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Appendix

Santander Consumer Finance

    € million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	880	5.7	5.5	2,524	10.1	11.9

Net fee income	219	(4.2)	(4.2)	678	2.9	3.4

Gains (losses) on financial transactions	(6)	33.0	32.9	(12)	120.7	120.5

Other operating income*	13	13.5	14.0	30	29.5	28.8

Gross income	1,106	3.5	3.4	3,219	8.5	10.0

Operating expenses	(467)	(0.3)	(0.4)	(1,418)	8.6	10.0

General administrative expenses	(422)	(0.9)	(1.0)	(1,282)	8.7	10.1

Personnel	(201)	0.3	0.2	(604)	9.0	10.7

Other general administrative expenses	(220)	(2.0)	(2.1)	(678)	8.3	9.7

Depreciation and amortisation	(45)	5.9	6.0	(136)	7.6	8.3

Net operating income	639	6.5	6.4	1,801	8.4	10.0

Net loan-loss provisions	(116)	65.3	65.4	(300)	(31.8)	(30.9)

Other income	(36)	(14.0)	(14.1)	(115)	13.0	13.3

Underlying profit before taxes	487	(0.2)	(0.3)	1,385	23.8	25.8

Tax on profit	(142)	(6.9)	(7.0)	(411)	30.6	32.5

Underlying profit from continuing operations	346	2.8	2.7	974	21.1	23.1

Net profit from discontinued operations	—	—	`—	—	—	—

Underlying consolidated profit	346	2.8	2.7	974	21.1	23.1

Minority interests	55	26.3	26.2	139	36.0	37.0

Underlying attributable profit to the Group	291	(0.6)	(0.8)	835	18.9	21.1

Net capital gains and provisions**	—	(100.0)	(100.0)	(11)	—	—

Attributable profit to the Group	291	3.3	3.2	824	17.3	19.5

Balance sheet

Customer loans ***	82,525	3.7	3.1	82,525	17.8	16.9

Financial assets held for trading (w/o loans)	32	4.3	1.7	32	(64.0)	(65.1)

Available-for-sale financial assets	3,930	11.5	10.0	3,930	36.6	34.9

Central banks and credit institutions ***	2,221	8.6	7.4	2,221	30.9	28.2

Tangible and intangible assets	658	(2.5)	(2.8)	658	(12.1)	(12.4)

Other assets	7,265	2.1	1.7	7,265	15.4	14.7

Total assets/liabilities & shareholders’ equity	96,632	3.9	3.3	96,632	18.2	17.2

Customer deposits ***	34,339	4.1	3.5	34,339	8.0	7.3

Debt securities issued ***	27,275	7.4	6.8	27,275	33.3	32.0

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions ***	21,908	(1.8)	(2.4)	21,908	34.7	33.2

Other liabilities	5,569	10.1	9.8	5,569	12.9	12.5

Stockholders’ equity ****	7,542	4.3	3.4	7,542	(9.5)	(10.2)

Other managed and marketed customer funds	7	2.7	2.7	7	2.0	2.0

Mutual and pension funds	7	2.7	2.7	7	2.0	2.0

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	61,621	5.5	4.9	61,621	17.9	17.0

Ratios (%) and operating means

Underlying RoTE	16.43	(0.01)		15.19	2.46

Efficiency ratio (with amortisations)	42.2	(1.6)		44.1	0.0

NPL ratio	2.86	(0.09)		2.86	(1.29)

NPL coverage	110.7	0.1		110.7	3.5

Number of employees	14,828	0.5		14,828	4.9

Number of branches	573	(1.0)		573	(3.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contribution dates
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

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Appendix

Poland

    € million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	215	7.1	6.3	612	5.6	10.7

Net fee income	106	9.0	8.2	299	(4.6)	0.0

Gains (losses) on financial transactions	14	(51.7)	(52.3)	69	(23.2)	(19.5)

Other operating income*	(5)	—	—	6	162.7	175.4

Gross income	330	(4.3)	(5.1)	985	0.1	5.0

Operating expenses	(149)	2.2	1.4	(440)	(2.3)	2.4

General administrative expenses	(134)	1.6	0.8	(397)	(4.8)	(0.1)

Personnel	(77)	2.2	1.4	(227)	(6.6)	(2.0)

Other general administrative expenses	(57)	0.8	0.0	(170)	(2.3)	2.5

Depreciation and amortisation	(15)	7.4	6.6	(43)	27.7	33.9

Net operating income	181	(9.1)	(9.8)	545	2.2	7.1

Net loan-loss provisions	(43)	25.0	24.2	(110)	(11.2)	(6.9)

Other income	(6)	(79.6)	(80.0)	(57)	—	—

Profit before taxes	132	(2.7)	(3.4)	378	(7.6)	(3.2)

Tax on profit	(32)	14.4	13.6	(83)	7.9	13.1

Profit from continuing operations	100	(7.1)	(7.8)	296	(11.2)	(6.9)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	100	(7.1)	(7.8)	296	(11.2)	(6.9)

Minority interests	31	(6.4)	(7.1)	87	(2.7)	2.0

Attributable profit to the Group	69	(7.4)	(8.1)	208	(14.3)	(10.2)

Balance sheet

Customer loans **	20,226	3.6	0.9	20,226	9.5	11.4

Financial assets held for trading (w/o loans)	691	(32.7)	(34.5)	691	(33.0)	(31.9)

Available-for-sale financial assets	5,216	10.7	7.7	5,216	(5.2)	(3.5)

Central banks and credit institutions **	877	(25.6)	(27.5)	877	(19.2)	(17.8)

Tangible and intangible assets	246	2.9	0.2	246	7.2	9.1

Other assets	1,733	1.9	(0.8)	1,733	(6.5)	(4.9)

Total assets/liabilities & shareholders’ equity	28,987	2.1	(0.6)	28,987	2.9	4.7

Customer deposits **	22,000	4.1	1.3	22,000	7.8	9.7

Debt securities issued **	505	(4.3)	(6.8)	505	1.0	2.7

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	782	(26.1)	(28.1)	782	(44.0)	(43.0)

Other liabilities	3,271	(2.7)	(5.3)	3,271	(5.9)	(4.3)

Stockholders’ equity ***	2,428	5.7	2.9	2,428	1.7	3.5

Other managed and marketed customer funds	3,351	6.5	3.7	3,351	(7.1)	(5.5)

Mutual and pension funds	3,245	6.5	3.7	3,245	(7.3)	(5.7)

Managed portfolios	106	6.5	3.7	106	(0.9)	0.8

Managed and marketed customer funds	25,857	4.2	1.5	25,857	5.5	7.3

Ratios (%) and operating means

RoTE	11.96	(1.07)		11.90	(2.11)

Efficiency ratio (with amortisations)	45.2	2.9		44.7	(1.1)

NPL ratio	5.71	(0.13)		5.71	(1.43)

NPL coverage	68.9	3.1		68.9	5.8

Number of employees	11,781	3.9		11,781	1.3

Number of branches	658	(1.2)		658	(12.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

47

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Appendix

Portugal

    € million

Income statement	3Q’16	% / 2Q’16	9M’16	% / 9M’15

Net interest income	180	(4.0)	551	32.1

Net fee income	80	7.6	245	21.3

Gains (losses) on financial transactions	4	(74.8)	73	77.3

Other operating income*	23	43.1	49	28.5

Gross income	287	(2.2)	917	31.5

Operating expenses	(142)	(4.9)	(445)	20.6

General administrative expenses	(133)	(5.3)	(418)	22.0

Personnel	(80)	(8.7)	(256)	18.5

Other general administrative expenses	(52)	0.3	(162)	28.0

Depreciation and amortisation	(9)	1.1	(28)	3.1

Net operating income	145	0.5	472	43.7

Net loan-loss provisions	(16)	150.9	(44)	(33.8)

Other income	(5)	(74.7)	(29)	35.7

Underlying profit before taxes	124	6.2	399	65.9

Tax on profit	(31)	13.3	(95)	60.2

Underlying profit from continuing operations	93	4.1	304	67.8

Net profit from discontinued operations	—	—	—	—

Underlying consolidated profit	93	4.1	304	67.8

Minority interests	1	9.1	2	620.1

Underlying attributable profit to the Group	92	4.0	302	67.0

Net capital gains and provisions**	—	(100.0)	(9)	—

Attributable profit to the Group	92	15.2	293	62.3

Balance sheet

Customer loans ***	27,595	(1.1)	27,595	19.8

Financial assets held for trading (w/o loans)	1,718	(2.6)	1,718	(4.6)

Available-for-sale financial assets	5,868	(1.4)	5,868	2.3

Central banks and credit institutions ***	2,104	(7.2)	2,104	22.7

Tangible and intangible assets	696	(1.7)	696	(0.1)

Other assets	8,456	1.8	8,456	32.5

Total assets/liabilities & shareholders’ equity	46,436	(1.0)	46,436	18.0

Customer deposits ***	30,374	1.4	30,374	26.1

Debt securities issued ***	4,221	(6.0)	4,221	64.5

Liabilities under insurance contracts	39	(10.6)	39	78.1

Central banks and credit institutions ***	7,415	(9.2)	7,415	(21.0)

Other liabilities	1,054	(0.9)	1,054	14.5

Stockholders’ equity ****	3,333	5.5	3,333	40.3

Other managed and marketed customer funds	2,655	(1.2)	2,655	(5.2)

Mutual and pension funds	2,256	(1.2)	2,256	(5.8)

Managed portfolios	400	(1.0)	400	(1.6)

Managed and marketed customer funds	37,251	0.3	37,251	26.5

Ratios (%) and operating means

Underlying RoTE	11.32	(0.87)	13.46	3.31

Efficiency ratio (with amortisations)	49.6	(1.4)	48.6	(4.4)

NPL ratio	9.40	(1.06)	9.40	0.54

NPL coverage	57.8	(4.1)	57.8	1.6

Number of employees	6,393	(1.1)	6,393	17.9

Number of branches	727	(1.0)	727	26.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

48

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JANUARY - SEPTEMBER
Appendix

United Kingdom

    € million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	1,043	(8.1)	(0.6)	3,333	(9.7)	(0.4)

Net fee income	259	0.7	8.5	797	(6.4)	3.2

Gains (losses) on financial transactions	64	(32.5)	(26.0)	228	12.7	24.3

Other operating income*	11	(12.2)	(4.9)	34	(7.9)	1.5

Gross income	1,377	(8.2)	(0.7)	4,391	(8.2)	1.3

Operating expenses	(703)	(10.8)	(3.3)	(2,284)	(9.0)	0.3

General administrative expenses	(630)	(10.6)	(3.1)	(2,052)	(9.5)	(0.2)

Personnel	(346)	(3.5)	4.2	(1,075)	(10.8)	(1.6)

Other general administrative expenses	(284)	(18.0)	(10.6)	(977)	(8.0)	1.4

Depreciation and amortisation	(73)	(12.3)	(5.0)	(231)	(4.9)	4.8

Net operating income	675	(5.4)	2.2	2,107	(7.2)	2.3

Net loan-loss provisions	(44)	(34.7)	(29.6)	(119)	37.6	51.7

Other income	(85)	19.1	26.9	(215)	(8.7)	0.6

Profit before taxes	545	(5.0)	2.9	1,773	(9.0)	0.3

Tax on profit	(175)	1.3	9.2	(540)	26.9	39.9

Profit from continuing operations	370	(7.7)	0.2	1,233	(19.0)	(10.7)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	370	(7.7)	0.2	1,233	(19.0)	(10.7)

Minority interests	7	(39.6)	(33.0)	27	(1.9)	8.1

Attributable profit to the Group	364	(6.8)	1.1	1,207	(19.3)	(11.1)

Balance sheet

Customer loans **	250,294	(3.7)	0.3	250,294	(11.9)	2.8

Financial assets held for trading (w/o loans)	36,246	(10.9)	(7.1)	36,246	(10.3)	4.6

Available-for-sale financial assets	12,125	1.9	6.1	12,125	(6.3)	9.2

Central banks and credit institutions **	16,769	(2.2)	1.9	16,769	16.3	35.6

Tangible and intangible assets	2,536	(4.2)	(0.2)	2,536	(16.7)	(2.8)

Other assets	35,795	19.4	24.4	35,795	25.5	46.4

Total assets/liabilities & shareholders’ equity	353,764	(2.3)	1.8	353,764	(7.7)	7.6

Customer deposits **	203,785	(3.9)	0.1	203,785	(10.3)	4.6

Debt securities issued **	73,204	0.9	5.1	73,204	(3.9)	12.1

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	22,411	6.5	11.0	22,411	(9.9)	5.1

Other liabilities	39,048	(4.5)	(0.5)	39,048	1.4	18.3

Stockholders’ equity ***	15,315	(1.5)	2.6	15,315	(7.7)	7.6

Other managed and marketed customer funds	8,544	2.1	6.4	8,544	(8.9)	6.2

Mutual and pension funds	8,426	2.2	6.5	8,426	(8.8)	6.3

Managed portfolios	117	(1.5)	2.6	117	(15.1)	(1.1)

Managed and marketed customer funds	285,533	(2.6)	1.5	285,533	(8.7)	6.4

Ratios (%) and operating means

RoTE	10.01	0.43		9.95	(2.26)

Efficiency ratio (with amortisations)	51.1	(1.4)		52.0	(0.5)

NPL ratio	1.47	—		1.47	(0.04)

NPL coverage	36.0	(0.5)		36.0	(3.6)

Number of employees	25,840	(0.7)		25,840	(1.2)

Number of branches	844	(0.7)		844	(4.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

49

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Appendix

Latin America

    € million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	3,456	10.0	4.3	9,640	(8.1)	5.8

Net fee income	1,181	5.4	(0.1)	3,263	(3.1)	14.0

Gains (losses) on financial transactions	297	33.9	29.5	660	44.4	71.4

Other operating income*	(9)	—	—	9	(81.6)	(82.5)

Gross income	4,925	9.3	3.7	13,572	(5.5)	9.3

Operating expenses	(1,974)	7.6	2.3	(5,544)	(7.1)	8.4

General administrative expenses	(1,796)	7.8	2.6	(5,047)	(7.4)	8.2

Personnel	(991)	5.6	0.4	(2,797)	(6.1)	9.4

Other general administrative expenses	(805)	10.6	5.4	(2,249)	(9.0)	6.8

Depreciation and amortisation	(178)	5.5	(0.1)	(497)	(4.5)	10.6

Net operating income	2,952	10.4	4.6	8,028	(4.3)	10.0

Net loan-loss provisions	(1,329)	15.7	9.4	(3,582)	(2.6)	11.0

Other income	(133)	(38.7)	(46.7)	(538)	(27.2)	(17.6)

Profit before taxes	1,490	14.0	8.8	3,908	(1.7)	14.4

Tax on profit	(407)	15.6	9.5	(1,028)	3.0	21.4

Profit from continuing operations	1,083	13.4	8.5	2,879	(3.3)	12.1

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,083	13.4	8.5	2,879	(3.3)	12.1

Minority interests	166	8.7	4.9	456	(4.5)	7.2

Attributable profit to the Group	917	14.2	9.2	2,424	(3.0)	13.1

Balance sheet

Customer loans **	142,414	0.4	1.7	142,414	9.9	2.2

Financial assets held for trading (w/o loans)	32,081	(15.7)	(13.6)	32,081	(13.7)	(16.8)

Available-for-sale financial assets	29,696	3.1	4.7	29,696	25.2	12.3

Central banks and credit institutions **	49,542	(0.7)	0.7	49,542	34.7	17.7

Tangible and intangible assets	3,839	(0.8)	0.5	3,839	12.4	3.9

Other assets	36,665	(1.2)	(0.0)	36,665	8.9	(0.8)

Total assets/liabilities & shareholders’ equity	294,236	(1.8)	(0.3)	294,236	11.3	2.5

Customer deposits **	133,436	(1.1)	0.2	133,436	13.0	5.7

Debt securities issued **	44,278	(1.9)	(0.8)	44,278	16.4	1.1

Liabilities under insurance contracts	1	(17.6)	(16.9)	1	12.5	(9.1)

Central banks and credit institutions **	39,642	(6.4)	(4.7)	39,642	(6.8)	(15.4)

Other liabilities	52,985	(1.6)	0.5	52,985	15.5	8.4

Stockholders’ equity ***	23,892	2.1	3.6	23,892	20.1	11.8

Other managed and marketed customer funds	79,125	3.1	4.6	79,125	27.6	12.3

Mutual and pension funds	72,890	3.0	4.5	72,890	26.6	11.7

Managed portfolios	6,235	4.6	4.9	6,235	39.5	19.4

Managed and marketed customer funds	256,840	0.0	1.3	256,840	17.8	6.8

Ratios (%) and operating means

RoTE	16.14	1.03		15.29	(0.29)

Efficiency ratio (with amortisations)	40.1	(0.6)		40.8	(0.7)

NPL ratio	4.94	(0.04)		4.94	0.29

NPL coverage	84.5	3.1		84.5	(0.9)

Number of employees	87,250	(1.4)		87,250	(1.8)

Number of branches	5,817	(0.6)		5,817	0.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

50

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Appendix

Brazil

    € million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	2,123	13.0	3.5	5,794	(9.7)	1.9

Net fee income	776	10.2	0.8	2,053	2.1	15.2

Gains (losses) on financial transactions	153	58.2	46.7	252	163.3	197.1

Other operating income*	(2)	—	—	34	(71.5)	(67.8)

Gross income	3,050	12.8	3.4	8,133	(5.9)	6.2

Operating expenses	(1,177)	12.6	3.1	(3,170)	(6.6)	5.4

General administrative expenses	(1,061)	12.6	3.1	(2,860)	(6.6)	5.4

Personnel	(593)	13.4	3.9	(1,590)	(4.8)	7.4

Other general administrative expenses	(467)	11.6	2.2	(1,270)	(8.7)	3.0

Depreciation and amortisation	(117)	12.3	2.9	(310)	(6.1)	6.0

Net operating income	1,873	13.0	3.5	4,963	(5.5)	6.7

Net loan-loss provisions	(951)	26.4	16.9	(2,424)	(1.7)	10.9

Other income	(134)	(30.8)	(40.0)	(504)	(30.7)	(21.8)

Profit before taxes	788	10.7	1.3	2,036	(1.0)	11.7

Tax on profit	(244)	5.6	(3.8)	(612)	5.0	18.5

Profit from continuing operations	544	13.2	3.7	1,424	(3.4)	9.0

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	544	13.2	3.7	1,424	(3.4)	9.0

Minority interests	56	9.8	0.4	148	(7.1)	4.8

Attributable profit to the Group	488	13.6	4.1	1,276	(3.0)	9.5

Balance sheet

Customer loans **	68,140	0.2	1.0	68,140	17.0	(5.4)

Financial assets held for trading (w/o loans)	16,274	(16.4)	(15.7)	16,274	9.7	(11.4)

Available-for-sale financial assets	17,885	1.1	2.0	17,885	18.6	(4.2)

Central banks and credit institutions **	36,532	0.5	1.3	36,532	42.8	15.4

Tangible and intangible assets	2,587	(2.3)	(1.4)	2,587	21.5	(1.8)

Other assets	22,506	2.9	3.8	22,506	17.7	(4.9)

Total assets/liabilities & shareholders’ equity	163,925	(1.3)	(0.4)	163,925	21.4	(1.9)

Customer deposits **	68,970	0.4	1.3	68,970	25.8	1.6

Debt securities issued **	29,685	(4.9)	(4.0)	29,685	18.6	(4.2)

Liabilities under insurance contracts	1	(17.6)	(16.9)	1	12.5	(9.1)

Central banks and credit institutions **	20,658	(6.7)	(5.9)	20,658	(11.1)	(28.2)

Other liabilities	29,748	0.4	1.3	29,748	36.5	10.3

Stockholders’ equity ***	14,863	3.0	3.9	14,863	47.7	19.4

Other managed and marketed customer funds	56,698	1.4	2.3	56,698	35.8	9.7

Mutual and pension funds	52,955	1.1	2.0	52,955	35.3	9.4

Managed portfolios	3,743	6.3	7.2	3,743	42.6	15.3

Managed and marketed customer funds	155,353	(0.3)	0.6	155,353	27.7	3.2

Ratios (%) and operating means

RoTE	13.93	0.06		13.80	(0.74)

Efficiency ratio (with amortisations)	38.6	(0.1)		39.0	(0.3)

NPL ratio	6.12	0.01		6.12	0.82

NPL coverage	89.3	4.0		89.3	(6.7)

Number of employees	47,516	(1.8)		47,516	(2.9)

Number of branches	3,408	(1.0)		3,408	(0.8)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

51

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JANUARY - SEPTEMBER
Appendix

Mexico

    € million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	598	3.3	5.6	1,770	(2.6)	14.7

Net fee income	169	(10.8)	(8.5)	532	(11.5)	4.2

Gains (losses) on financial transactions	38	66.8	68.6	96	(6.3)	10.3

Other operating income*	(9)	63.2	64.7	(23)	(57.2)	(49.5)

Gross income	796	1.3	3.7	2,375	(3.7)	13.4

Operating expenses	(311)	(2.1)	0.3	(950)	(8.2)	8.1

General administrative expenses	(287)	(0.6)	1.8	(868)	(8.4)	7.9

Personnel	(139)	(12.9)	(10.5)	(450)	(10.6)	5.3

Other general administrative expenses	(148)	14.5	16.8	(418)	(5.8)	11.0

Depreciation and amortisation	(24)	(17.3)	(14.9)	(82)	(6.8)	9.7

Net operating income	486	3.6	6.0	1,425	(0.5)	17.2

Net loan-loss provisions	(194)	(9.3)	(6.9)	(629)	(5.0)	11.9

Other income	(5)	(59.8)	(57.7)	(22)	—	—

Profit before taxes	288	18.0	20.3	774	(0.2)	17.5

Tax on profit	(65)	24.7	27.0	(172)	1.9	20.0

Profit from continuing operations	223	16.1	18.5	602	(0.8)	16.8

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	223	16.1	18.5	602	(0.8)	16.8

Minority interests	51	11.2	13.5	142	(6.5)	10.1

Attributable profit to the Group	172	17.7	20.1	460	1.1	19.0

Balance sheet

Customer loans **	27,757	(1.6)	3.6	27,757	(1.6)	12.8

Financial assets held for trading (w/o loans)	12,749	(15.7)	(11.2)	12,749	(30.9)	(20.8)

Available-for-sale financial assets	6,595	(2.1)	3.1	6,595	33.5	53.0

Central banks and credit institutions **	8,485	4.7	10.3	8,485	25.5	43.8

Tangible and intangible assets	359	(1.6)	3.7	359	(1.2)	13.2

Other assets	5,708	(6.1)	(1.1)	5,708	(14.8)	(2.4)

Total assets/liabilities & shareholders’ equity	61,653	(4.6)	0.5	61,653	(5.7)	8.0

Customer deposits **	25,982	(5.5)	(0.5)	25,982	(2.1)	12.1

Debt securities issued **	5,229	(3.3)	1.8	5,229	0.0	14.6

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	9,820	(3.3)	1.8	9,820	(16.7)	(4.6)

Other liabilities	16,571	(4.5)	0.7	16,571	(1.4)	13.0

Stockholders’ equity ***	4,052	(3.9)	1.2	4,052	(19.7)	(8.0)

Other managed and marketed customer funds	10,937	(3.7)	1.4	10,937	(6.0)	7.7

Mutual and pension funds	10,937	(3.7)	1.4	10,937	(6.0)	7.7

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	42,147	(4.8)	0.3	42,147	(2.9)	11.3

Ratios (%) and operating means

RoTE	17.19	2.97		14.78	2.04

Efficiency ratio (with amortisations)	39.0	(1.4)		40.0	(2.0)

NPL ratio	2.95	(0.06)		2.95	(0.59)

NPL coverage	101.9	(0.4)		101.9	8.9

Number of employees	17,467	(1.3)		17,467	(1.3)

Number of branches	1,387	(0.1)		1,387	2.4

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

52

FINANCIAL REPORT 2016
JANUARY - SEPTEMBER
Appendix

Chile

    € million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	472	5.0	1.4	1,342	(1.0)	5.5

Net fee income	89	4.7	1.0	261	(5.2)	1.1

Gains (losses) on financial transactions	53	26.8	22.8	143	(5.1)	1.1

Other operating income*	2	288.6	281.6	3	(73.5)	(71.8)

Gross income	616	6.9	3.2	1,749	(2.4)	4.0

Operating expenses	(249)	4.8	1.1	(721)	(3.0)	3.4

General administrative expenses	(225)	4.5	0.8	(657)	(4.4)	1.8

Personnel	(142)	2.0	(1.6)	(409)	(1.4)	5.1

Other general administrative expenses	(83)	8.9	5.1	(247)	(9.0)	(3.0)

Depreciation and amortisation	(23)	8.2	4.5	(64)	14.5	22.0

Net operating income	368	8.3	4.7	1,028	(2.0)	4.5

Net loan-loss provisions	(146)	14.2	10.6	(382)	(6.8)	(0.7)

Other income	6	—	—	7	—	—

Profit before taxes	228	8.0	4.3	653	2.4	9.2

Tax on profit	(42)	35.7	31.6	(113)	17.0	24.7

Profit from continuing operations	187	3.3	(0.4)	540	(0.2)	6.4

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	187	3.3	(0.4)	540	(0.2)	6.4

Minority interests	58	5.5	1.8	164	0.1	6.7

Attributable profit to the Group	129	2.3	(1.3)	377	(0.3)	6.3

Balance sheet

Customer loans **	35,883	1.6	1.1	35,883	12.6	5.2

Financial assets held for trading (w/o loans)	2,876	(10.6)	(11.0)	2,876	(21.5)	(26.6)

Available-for-sale financial assets	3,901	19.2	18.7	3,901	59.3	48.9

Central banks and credit institutions **	3,382	(2.5)	(2.9)	3,382	(2.8)	(9.1)

Tangible and intangible assets	375	0.7	0.2	375	9.5	2.4

Other assets	3,522	(19.7)	(20.1)	3,522	(4.0)	(10.3)

Total assets/liabilities & shareholders’ equity	49,939	(0.2)	(0.6)	49,939	9.8	2.6

Customer deposits **	25,460	(0.7)	(1.1)	25,460	9.7	2.5

Debt securities issued **	9,165	8.9	8.4	9,165	19.3	11.5

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	6,783	(7.1)	(7.5)	6,783	15.4	7.8

Other liabilities	5,394	(5.3)	(5.7)	5,394	(7.7)	(13.7)

Stockholders’ equity ***	3,137	5.0	4.6	3,137	9.7	2.5

Other managed and marketed customer funds	9,941	23.6	23.0	9,941	36.0	27.1

Mutual and pension funds	7,449	32.9	32.4	7,449	36.4	27.5

Managed portfolios	2,492	2.1	1.6	2,492	35.1	26.2

Managed and marketed customer funds	44,565	5.9	5.4	44,565	16.7	9.0

Ratios (%) and operating means

RoTE	17.30	(0.45)		17.17	0.06

Efficiency ratio (with amortisations)	40.3	(0.8)		41.2	(0.3)

NPL ratio	5.12	(0.16)		5.12	(0.48)

NPL coverage	58.1	2.6		58.1	5.3

Number of employees	12,208	(0.8)		12,208	(1.0)

Number of branches	465	(0.9)		465	(2.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

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Appendix

United States

    € million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	1,456	(0.5)	(1.6)	4,466	(2.1)	(1.9)

Net fee income	268	(8.5)	(9.5)	844	5.6	5.9

Gains (losses) on financial transactions	10	32.6	28.5	38	(80.3)	(80.3)

Other operating income*	133	6.0	4.9	375	41.5	41.9

Gross income	1,867	(1.1)	(2.3)	5,723	(1.7)	(1.4)

Operating expenses	(784)	1.2	0.1	(2,335)	6.2	6.5

General administrative expenses	(706)	1.3	0.1	(2,105)	4.9	5.1

Personnel	(406)	1.7	0.5	(1,222)	8.1	8.4

Other general administrative expenses	(299)	0.8	(0.3)	(884)	0.8	1.0

Depreciation and amortisation	(78)	0.8	(0.3)	(229)	20.3	20.6

Net operating income	1,083	(2.8)	(4.0)	3,388	(6.5)	(6.3)

Net loan-loss provisions	(776)	10.3	8.7	(2,342)	9.2	9.5

Other income	(3)	(79.9)	(80.9)	(82)	(15.4)	(15.2)

Profit before taxes	304	(23.3)	(23.9)	965	(30.2)	(30.0)

Tax on profit	(91)	(36.6)	(37.0)	(338)	(23.9)	(23.7)

Profit from continuing operations	213	(15.8)	(16.4)	627	(33.1)	(33.0)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	213	(15.8)	(16.4)	627	(33.1)	(33.0)

Minority interests	72	(23.7)	(24.4)	246	(11.5)	(11.3)

Attributable profit to the Group	141	(11.1)	(11.6)	381	(42.3)	(42.1)

Balance sheet

Customer loans **	82,007	(1.4)	(0.8)	82,007	1.5	1.1

Financial assets held for trading (w/o loans)	2,630	0.5	1.0	2,630	110.7	109.9

Available-for-sale financial assets	14,415	(18.5)	(18.1)	14,415	(21.8)	(22.1)

Central banks and credit institutions **	1,652	6.0	6.5	1,652	35.1	34.6

Tangible and intangible assets	10,102	1.0	1.6	10,102	17.7	17.2

Other assets	18,960	(6.1)	(5.6)	18,960	25.2	24.7

Total assets/liabilities & shareholders’ equity	129,768	(4.0)	(3.5)	129,768	3.5	3.1

Customer deposits **	60,166	1.3	1.9	60,166	2.0	1.6

Debt securities issued **	24,588	(5.2)	(4.7)	24,588	9.6	9.1

Liabilities under insurance contracts	—	—	—	—	—	—

Central banks and credit institutions **	22,268	(16.7)	(16.3)	22,268	(11.4)	(11.8)

Other liabilities	8,974	(4.4)	(3.9)	8,974	18.5	18.1

Stockholders’ equity ***	13,772	0.0	0.6	13,772	21.7	21.3

Other managed and marketed customer funds	19,699	2.5	3.1	19,699	(1.4)	(1.8)

Mutual and pension funds	6,958	(0.3)	0.2	6,958	(4.9)	(5.3)

Managed portfolios	12,740	4.1	4.7	12,740	0.6	0.2

Managed and marketed customer funds****	85,435	1.5	2.0	85,435	2.4	2.0

Ratios (%) and operating means

RoTE	4.36	(0.65)		4.07	(4.41)

Efficiency ratio (with amortisations)	42.0	1.0		40.8	3.0

NPL ratio	2.24	—		2.24	0.04

NPL coverage	216.2	(4.4)		216.2	(2.1)

Number of employees	17,569	(1.7)		17,569	(0.1)

Number of branches	766	(1.0)		766	(2.2)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results
(****).-	Excluding debt securities issued of Santander Consumer USA

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Appendix

Corporate Centre

    € million

Income statement	3Q’16	2Q’16%		9M’16	9M’15%

Net interest income	(194)	(187)	3.8	(550)	(491)	12.1

Net fee income	(7)	(5)	35.1	(17)	(8)	124.6

Gains (losses) on financial transactions	(97)	(67)	45.8	(196)	34	—

Other operating income	(18)	15	—	(21)	1	—

Dividends	1	27	(94.9)	31	63	(51.7)

Income from equity-accounted method	(20)	(5)	297.7	(42)	(37)	13.7

Other operating income/expenses	1	(8)	—	(10)	(25)	(60.3)

Gross income	(316)	(244)	29.4	(784)	(463)	69.3

Operating expenses	(104)	(120)	(13.4)	(351)	(435)	(19.3)

Net operating income	(421)	(365)	15.3	(1,135)	(898)	26.4

Net loan-loss provisions	5	(5)	—	1	0	442.1

Other income	(59)	(55)	7.5	(118)	(378)	(68.7)

Underlying profit before taxes	(474)	(424)	11.9	(1,252)	(1,275)	(1.9)

Tax on profit	61	6	939.9	102	(72)	—

Underlying profit from continuing operations	(414)	(418)	(1.1)	(1,149)	(1,347)	(14.7)

Net profit from discontinued operations	(0)	0	—	0	—	—

Underlying consolidated profit	(414)	(418)	(0.9)	(1,149)	(1,347)	(14.7)

Minority interests	(2)	(0)	509.0	(9)	28	—

Underlying attributable profit to the Group	(412)	(418)	(1.4)	(1,140)	(1,375)	(17.0)

Net capital gains and provisions*	—	(248)	(100.0)	(248)	835	—

Attributable profit to the Group	(412)	(666)	(38.2)	(1,389)	(540)	157.4

Balance sheet

Financial assets held for trading (w/o loans)	1,332	1,992	(33.1)	1,332	2,810	(52.6)

Available-for-sale financial assets	1,986	3,163	(37.2)	1,986	3,585	(44.6)

Goodwill	26,143	26,536	(1.5)	26,143	26,777	(2.4)

Capital assigned to Group areas	79,945	82,167	(2.7)	79,945	77,606	3.0

Other assets	25,041	26,085	(4.0)	25,041	35,827	(30.1)

Total assets/liabilities & shareholders’ equity	134,447	139,944	(3.9)	134,447	146,605	(8.3)

Customer deposits**	1,252	1,061	18.0	1,252	2,015	(37.9)

Debt securities issued**	33,566	35,292	(4.9)	33,566	32,779	2.4

Other liabilities	16,830	18,880	(10.9)	16,830	25,977	(35.2)

Stockholders’ equity ***	82,800	84,710	(2.3)	82,800	85,833	(3.5)

Other managed and marketed customer funds	—	—	—	—	—	—

Mutual and pension funds	—	—	—	—	—	—

Managed portfolios	—	—	—	—	—	—

Managed and marketed customer funds	34,818	36,353	(4.2)	34,818	34,794	0.1

Operating means

Number of employees	1,732	1,757	(1.4)	1,732	2,161	(19.9)

(*).-	In 2Q’16 and 9M’16 restructuring costs and capital gains from the disposal of the stake in Visa Europe. In 9M’15 net result of the reversal of tax liabilities in Brazil
(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

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Appendix

Retail Banking

€ million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	7,284	1.7	0.3	21,598	(4.2)	3.1

Net fee income	2,252	3.8	1.9	6,466	0.1	8.9

Gains (losses) on financial transactions	128	66.7	76.3	384	(63.8)	(61.8)

Other operating income*	206	(23.0)	(23.5)	647	15.6	16.7

Gross income	9,870	2.0	0.6	29,095	(5.0)	2.3

Operating expenses	(4,604)	1.1	0.1	(13,648)	(2.1)	5.7

Net operating income	5,267	2.8	1.1	15,447	(7.4)	(0.6)

Net loan-loss provisions	(2,278)	16.5	13.2	(6,394)	(8.1)	(1.9)

Other income	(315)	(27.2)	(30.4)	(1,163)	(12.2)	(4.2)

Underlying profit before taxes	2,674	(2.2)	(2.5)	7,889	(6.1)	1.1

Tax on profit	(750)	(5.2)	(5.7)	(2,213)	4.5	12.0

Underlying profit from continuing operations	1,924	(0.9)	(1.2)	5,676	(9.7)	(2.7)

Net profit from discontinued operations	—	—	—	—	—	—

Underlying consolidated profit	1,924	(0.9)	(1.2)	5,676	(9.7)	(2.7)

Minority interests	289	(4.4)	(5.7)	846	(5.5)	0.1

Underlying attributable profit to the Group	1,636	(0.3)	(0.4)	4,830	(10.4)	(3.1)

Net capital gains and provisions**	—	(100.0)	(100.0)	(120)	—	—

Attributable profit to the Group	1,636	7.6	7.5	4,710	(12.6)	(5.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

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Appendix

Global Corporate Banking

€ million

		/ 2Q’16			/ 9M’15
Income statement	3Q’16%		% w/o FX	9M’16%		% w/o FX

Net interest income	722	18.8	16.5	1,980	(12.8)	(4.2)

Net fee income	351	(8.8)	(10.1)	1,093	(3.6)	3.7

Gains (losses) on financial transactions	410	14.9	11.8	1,122	131.9	151.9

Other operating income*	31	(77.7)	(77.9)	211	(2.6)	(3.9)

Gross income	1,514	1.7	(0.3)	4,405	7.3	16.4

Operating expenses	(488)	(2.5)	(2.5)	(1,473)	(7.6)	(1.2)

Net operating income	1,026	3.7	0.8	2,933	16.8	27.9

Net loan-loss provisions	(187)	(3.7)	(10.4)	(604)	44.4	57.7

Other income	(6)	(81.6)	(81.2)	(39)	(16.4)	(18.7)

Profit before taxes	833	9.3	7.2	2,289	11.9	22.9

Tax on profit	(243)	10.4	8.4	(662)	14.1	26.4

Profit from continuing operations	590	8.8	6.7	1,627	11.0	21.5

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	590	8.8	6.7	1,627	11.0	21.5

Minority interests	46	21.8	16.4	125	30.6	46.3

Attributable profit to the Group	544	7.9	6.0	1,502	9.7	19.8

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

(1)	Global Transaction Banking: includes the business of cash management, trade finance, basic financing and custody.
(2)	Financing Solutions & Advisory: includes the units of origination and distribution of corporate loans and structured financings, bond and securitisation origination teams, corporate finance units (mergers and acquisitions, primary markets of equities, investment solutions for corporate clients via derivatives), and asset & based finance.
(3)	Global Markets: includes the sale and distribution of fixed income and equity derivatives, interest rates and inflation; the trading and hedging of exchange rates, and short-term money markets for the Group»s wholesale and retail clients; management of books associated with distribution; and brokerage of equities, and derivatives for investment and hedging solutions.

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Glosary

Glossary - Definitions

PROFITABILITY AND EFFICIENCY

•	RoE: Return on Equity: Group’s attributable profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests)

•	Underlying RoE: Return on equity: Group’s underlying profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests)

•	RoTE: Return on tangible equity: Group’s attributable profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests) - goodwill - intangible assets

•	Underlying RoTE: Return on tangible equity: Group’s underlying profit / average of: capital + reserves + retained profit + valuation adjustments (excluding minority interests)—goodwill—intangible assets

•	RoA: Return on assets: consolidated profit / average total assets

•	Underlying RoA: Return on assets: underlying consolidated profit / average total assets

•	RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets

•	Underlying RoRWA: Return on risk-weighted assets: underlying consolidated profit / average risk-weighted assets

•	Efficiency (with amortisations): Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations

CREDIT RISK

•	NPL ratio: Loans to customers and non-performing contingent liabilities (excluding country-risk) / total lending. Lending defined as total loans to customers and contingent liabilities (excluding country-risk)

•	NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and contingent liabilities (excluding country-risk) / total loans to customers and non-performing contingent liabilities (excluding country-risk)

•	Cost of credit: 12 month loan-loss provisions / 12 month average lending

CAPITALISATION

•	Tangible net asset value per share (euro) – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + valuation adjustments (excluding minority interests)—goodwill—intangible assets

Notes:	1) The averages included in the RoE, RoTE RoA and RoRWA denominators are calculated on the basis of 10 months from the previous December to the following September in the case of the 9M, and 4 months from June to September in the case of the third quarter.

2) The risk-weighted assets included in the RoRWA denominator, are calculated according to the criteria defined in the CRR (Capital Requirements Regulation).

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Important information

Banco Santander, S.A. (“Santander”) cautions that this report contains forward-looking statements. Forward-looking statements contained in this report, specifically those on page 8, include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; (5) transaction, commercial and operating factors; and (6) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated and will indicate in our past and future filings and reports, including those with the Spanish Securities Commission (“CNMV”) and the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance and should be considered in evaluating any forward-looking statements contained herein. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. These statements are only predictions and are not guarantees of future performance, results, actions or events. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this report should be construed as a profit forecast.

59

Investor Relations
Ciudad Grupo Santander
Edificio Marisma, 0 floor
Avda de Cantabria, o/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Tel: 34 (942) 20 61 00

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, o/n 28660 Boadilla del Monte, Madrid (Spain)

Santander

www.santander.com

Item 3

Key consolidated data

			Variation
	9M ’16	9M ’15	Amount	%	2015
Balance sheet (€ million)
Total assets	1,329,538	1,320,427	9,111	0.7	1,340,260
Net customer loans	773,290	777,020	(3,729)	(0.5)	790,848
Customer deposits	667,439	669,255	(1,816)	(0.3)	683,142
Managed and marketed customer funds	1,075,162	1,045,507	29,655	2.8	1,075,563
Total equity	101,122	98,687	2,435	2.5	98,753
Total managed and marketed funds	1,508,587	1,479,841	28,746	1.9	1,506,520

Underlying income statement* (€ million)
Net interest income	22,992	24,302	(1,309)	(5.4)	32,189
Gross income	32,740	34,378	(1,638)	(4.8)	45,272
Net operating income	17,106	18,229	(1,124)	(6.2)	23,702
Underlying profit before taxes	8,625	8,766	(141)	(1.6)	10,939
Underlying attributable profit to the Group	4,975	5,106	(131)	(2.6)	6,566

(*).- Currency-neutral basis

Net interest income: +2.2%; Gross income: +2.7%; Net operating income: +1.4%; Attributable profit: +8.4%

Underlying EPS, profitability and efficiency (%)
EPS (euro)	0.33	0.35	(0.02)	(5.9)	0.45
RoE	7.52	7.49			7.23
RoTE	11.19	11.42			10.99
RoA	0.59	0.61			0.58
RoRWA	1.37	1.35			1.30
Efficiency ratio (with amortisations)	47.8	47.0			47.6

Solvency and NPL ratios (%)
CET1 fully-loaded	10.47	9.85			10.05
CET1 phase-in	12.44	12.39			12.55
NPL ratio	4.15	4.50			4.36
Coverage ratio	72.7	71.1			73.1

Market capitalisation and shares
Shares (millions)	14,434	14,317	118	0.8	14,434
Share price (euros)	3.947	4.744	(0.797)	(16.8)	4.558
Market capitalisation (€ million)	56,973	67,918	(10,945)	(16.1)	65,792
Tangible book value (euro)	4.18	4.10			4.07
Price / Tangible book value (X)	0.94	1.16			1.12
P/E ratio (X)	9.02	10.19			10.23

Other data
Number of shareholders	3,920,700	3,209,138	711,562	22.2	3,573,277
Number of employees	189,675	191,504	(1,829)	(1.0)	193,863
Number of branches	12,391	12,901	(510)	(4.0)	13,030

Information on total profit **
Attributable profit to the Group (€ million)	4,606	5,941	(1,335)	(22.5)	5,966
EPS (euro)	0.30	0.41	(0.11)	(25.9)	0.40
RoE	7.10	8.41			6.57
RoTE	10.57	12.82			9.99
RoA	0.57	0.68			0.54
RoRWA	1.31	1.51			1.20
P/E ratio (X)	9.78	8.71			11.30

(*).-	Excluding non-recurring net capital gains and provisions (9M’16: -€368 million; 9M’15: €835 million; 2015: -€600 million)
(**).-	Including non-recurring net capital gains and provisions (9M’16: -€368 million; 9M’15: €835 million; 2015: -€600 million)

Note: The financial information in this report was approved by the Executive Committee of Board of Directors at its meeting on October, 24 2016, following a favourable report from the Audit Committee on October, 20 2016.

Income statement

€ million

			Variation
	9M ’16	9M ’15	Amount	%

Net interest income	22,992	24,302	(1,309)	(5.4)
Net fee income	7,543	7,584	(42)	(0.5)
Gains (losses) on financial transactions	1,311	1,702	(391)	(23.0)
Other operating income	894	790	104	13.2
Dividends	289	347	(58)	(16.8)
Income from equity-accounted method	314	293	21	7.1
Other operating income/expenses	291	149	142	94.8
Gross income	32,740	34,378	(1,638)	(4.8)
Operating expenses	(15,634)	(16,149)	514	(3.2)
General administrative expenses	(13,896)	(14,342)	446	(3.1)
Personnel	(8,121)	(8,308)	187	(2.3)
Other general administrative expenses	(5,775)	(6,034)	259	(4.3)
Depreciation and amortisation	(1,738)	(1,806)	68	(3.8)
Net operating income	17,106	18,229	(1,124)	(6.2)
Net loan-loss provisions	(7,112)	(7,550)	438	(5.8)
Impairment losses on other assets	(88)	(247)	159	(64.4)
Other income	(1,280)	(1,666)	385	(23.1)
Underlying profit before taxes	8,625	8,766	(141)	(1.6)
Tax on profit	(2,684)	(2,649)	(35)	1.3
Underlying profit from continuing operations	5,942	6,117	(176)	(2.9)
Net profit from discontinued operations	0	—	0	—
Underlying consolidated profit	5,942	6,117	(176)	(2.9)
Minority interests	967	1,011	(44)	(4.4)
Underlying attributable profit to the Group	4,975	5,106	(131)	(2.6)
Net capital gains and provisions*	(368)	835	(1,203)	—
Attributable profit to the Group	4,606	5,941	(1,335)	(22.5)

Underlying EPS (euros)	0.33	0.35	(0.02)	(5.9)
Underlying diluted EPS (euros)	0.33	0.35	(0.02)	(5.7)

EPS (euros)	0.30	0.41	(0.11)	(25.9)
Diluted EPS (euros)	0.30	0.41	(0.10)	(25.7)

Pro memoria:
Average total assets	1,335,554	1,340,924	(5,370)	(0.4)
Average stockholders’ equity	88,235	90,861	(2,627)	(2.9)

(*).-	In 9M’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the SRF (- €120 million). In 9M’15, net result of the reversal of tax liabilities in Brazil (€835 million).

Quarterly income statement

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16

Net interest income	8,038	8,281	7,983	7,888	7,624	7,570	7,798
Net fee income	2,524	2,586	2,474	2,448	2,397	2,549	2,597
Gains (losses) on financial transactions	695	372	634	684	504	366	440
Other operating income	186	379	225	(126)	204	445	245
Dividends	33	239	75	107	44	209	37
Income from equity-accounted method	99	101	93	82	83	112	119
Other operating income/expenses	53	39	57	(315)	78	124	90
Gross income	11,444	11,618	11,316	10,894	10,730	10,929	11,080
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)	(5,227)	(5,250)
General administrative expenses	(4,785)	(4,826)	(4,731)	(4,810)	(4,572)	(4,632)	(4,692)
Personnel	(2,755)	(2,836)	(2,717)	(2,799)	(2,683)	(2,712)	(2,726)
Other general administrative expenses	(2,030)	(1,989)	(2,015)	(2,011)	(1,889)	(1,920)	(1,966)
Depreciation and amortisation	(592)	(603)	(611)	(612)	(586)	(595)	(558)
Net operating income	6,067	6,189	5,974	5,472	5,572	5,703	5,831
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)	(2,205)	(2,499)
Impairment losses on other assets	(60)	(78)	(110)	(215)	(44)	(29)	(16)
Other income	(454)	(605)	(606)	(526)	(389)	(515)	(376)
Underlying profit before taxes	2,990	2,998	2,778	2,173	2,732	2,954	2,940
Tax on profit	(922)	(939)	(787)	(471)	(810)	(970)	(904)
Underlying profit from continuing operations	2,067	2,059	1,991	1,702	1,922	1,984	2,036
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)
Underlying consolidated profit	2,067	2,059	1,991	1,702	1,922	1,984	2,036
Minority interests	350	350	311	242	288	338	341
Underlying attributable profit to the Group	1,717	1,709	1,680	1,460	1,633	1,646	1,695
Net capital gains and provisions*	—	835	—	(1,435)	—	(368)	—
Attributable profit to the Group	1,717	2,544	1,680	25	1,633	1,278	1,695

Underlying EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11	0.11
Underlying diluted EPS (euros)	0.12	0.12	0.11	0.10	0.11	0.11	0.11

EPS (euros)	0.12	0.18	0.11	(0.01)	0.11	0.08	0.11
Diluted EPS (euros)	0.12	0.17	0.11	(0.01)	0.11	0.08	0.11

(*).- Including

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the Single Resolution Fund (-€120 million).

–	In 4Q’15, Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (€683 million) and goodwill and other assets (-€435 million)

–	In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

Income statement

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%

Net interest income	22,992	22,508	485	2.2
Net fee income	7,543	6,982	561	8.0
Gains (losses) on financial transactions	1,311	1,606	(296)	(18.4)
Other operating income	894	793	102	12.8
Dividends	289	339	(50)	(14.7)
Income from equity-accounted method	314	266	48	18.1
Other operating income/expenses	291	187	103	55.2
Gross income	32,740	31,889	851	2.7
Operating expenses	(15,634)	(15,018)	(616)	4.1
General administrative expenses	(13,896)	(13,308)	(588)	4.4
Personnel	(8,121)	(7,754)	(367)	4.7
Other general administrative expenses	(5,775)	(5,554)	(221)	4.0
Depreciation and amortisation	(1,738)	(1,710)	(28)	1.7
Net operating income	17,106	16,871	235	1.4
Net loan-loss provisions	(7,112)	(7,077)	(35)	0.5
Impairment losses on other assets	(88)	(238)	150	(63.0)
Other income	(1,280)	(1,566)	286	(18.2)
Underlying profit before taxes	8,625	7,990	635	7.9
Tax on profit	(2,684)	(2,450)	(234)	9.5
Underlying profit from continuing operations	5,942	5,540	401	7.2
Net profit from discontinued operations	0	—	0	—
Underlying consolidated profit	5,942	5,540	402	7.2
Minority interests	967	951	16	1.7
Underlying attributable profit to the Group	4,975	4,589	386	8.4
Net capital gains and provisions*	(368)	835	(1,203)	—
Attributable profit to the Group	4,606	5,424	(818)	(15.1)

(*).-	In 9M’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the SRF (- €120 million). In 9M’15, net result of the reversal of tax liabilities in Brazil (€835 million).

Quarterly income statement

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16

Net interest income	7,297	7,555	7,656	7,707	7,718	7,580	7,694
Net fee income	2,277	2,350	2,356	2,381	2,431	2,555	2,556
Gains (losses) on financial transactions	660	333	614	662	501	369	441
Other operating income	189	376	229	(122)	204	446	245
Dividends	33	233	73	108	44	209	36
Income from equity-accounted method	85	88	93	76	85	113	117
Other operating income/expenses	70	54	63	(306)	76	124	91
Gross income	10,422	10,613	10,854	10,628	10,854	10,950	10,936
Operating expenses	(4,920)	(4,987)	(5,110)	(5,266)	(5,199)	(5,230)	(5,205)
General administrative expenses	(4,368)	(4,423)	(4,518)	(4,669)	(4,609)	(4,635)	(4,652)
Personnel	(2,533)	(2,617)	(2,605)	(2,727)	(2,704)	(2,715)	(2,702)
Other general administrative expenses	(1,835)	(1,806)	(1,913)	(1,943)	(1,905)	(1,920)	(1,950)
Depreciation and amortisation	(553)	(565)	(593)	(596)	(590)	(595)	(553)
Net operating income	5,501	5,626	5,744	5,363	5,655	5,720	5,731
Net loan-loss provisions	(2,347)	(2,313)	(2,417)	(2,537)	(2,461)	(2,218)	(2,434)
Impairment losses on other assets	(59)	(76)	(103)	(213)	(45)	(28)	(15)
Other income	(412)	(562)	(592)	(535)	(401)	(516)	(363)
Underlying profit before taxes	2,683	2,675	2,632	2,078	2,749	2,958	2,918
Tax on profit	(836)	(855)	(760)	(457)	(813)	(973)	(898)
Underlying profit from continuing operations	1,847	1,821	1,872	1,621	1,936	1,985	2,020
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)
Underlying consolidated profit	1,847	1,821	1,872	1,621	1,936	1,986	2,020
Minority interests	327	322	302	239	291	340	336
Underlying attributable profit to the Group	1,520	1,498	1,571	1,382	1,646	1,646	1,684
Net capital gains and provisions*	—	835	—	(1,435)	—	(368)	—
Attributable profit to the Group	1,520	2,333	1,571	(53)	1,646	1,277	1,684

(*).- Including

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million), restructuring costs (-€475 million) and contribution to the Single Resolution Fund (-€120 million).

–	In 4Q’15, Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (€683 million) and goodwill and other assets (-€435 million)

–	In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

Exchange rates: 1 euro / currency parity

	Average		Period-end
	9M ’16	9M ’15	30.09.16	31.12.15	30.09.15

US$	1.116	1.113	1.116	1.089	1.120
Pound sterling	0.801	0.727	0.861	0.734	0.739
Brazilian real	3.935	3.487	3.621	4.312	4.481
Mexican peso	20.403	17.321	21.739	18.915	18.977
Chilean peso	758.226	711.376	733.618	773.772	784.882
Argentine peso	16.204	9.980	17.004	14.140	10.558
Polish zloty	4.357	4.155	4.319	4.264	4.245

Net fee income

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Fees from services	4,625	4,580	45	1.0
Mutual & pension funds	566	658	(92)	(14.0)
Securities and custody	664	688	(24)	(3.4)
Insurance	1,687	1,659	29	1.7
Net fee income	7,543	7,584	(42)	(0.5)

Operating expenses

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Personnel expenses	8,121	8,308	(187)	(2.3)
General expenses	5,775	6,034	(259)	(4.3)
Information technology	832	823	9	1.1
Communications	377	380	(3)	(0.7)
Advertising	486	500	(13)	(2.7)
Buildings and premises	1,308	1,369	(61)	(4.5)
Printed and office material	103	120	(17)	(14.3)
Taxes (other than profit tax)	350	393	(43)	(11.0)
Other expenses	2,318	2,449	(131)	(5.3)
Personnel and general expenses	13,896	14,342	(446)	(3.1)
Depreciation and amortisation	1,738	1,806	(68)	(3.8)
Total operating expenses	15,634	16,149	(514)	(3.2)

Net loan-loss provisions

€ million

			Variation
	9M ’16	9M ’15	Amount	%

Non performing loans	8,181	8,680	(499)	(5.8)
Country-risk	0	21	(21)	(98.3)
Recovery of written-off assets	(1,069)	(1,151)	82	(7.1)
Total	7,112	7,550	(438)	(5.8)

Balance sheet

€ million

			Variation
	30.09.16	30.09.15	Amount	%	31.12.15
Assets
Cash, cash balances at central banks and other demand deposits	63,717	69,713	(5,996)	(8.6)	77,751
Financial assets held for trading	152,814	148,984	3,830	2.6	146,346
Debt securities	41,233	43,882	(2,649)	(6.0)	43,964
Equity instruments	14,764	15,257	(493)	(3.2)	18,225
Customer loans	9,390	8,235	1,155	14.0	6,081
Loans and advances to central banks and credit institutions	3,671	1,185	2,486	209.8	1,352
Derivatives	83,756	80,425	3,331	4.1	76,724
Financial assets designated at fair value	45,158	52,110	(6,952)	(13.3)	45,043
Customer loans	15,433	12,320	3,113	25.3	14,293
Loans and advances to central banks and credit institutions	25,645	35,306	(9,661)	(27.4)	26,403
Other (debt securities an equity instruments)	4,080	4,484	(404)	(9.0)	4,347
Financial assets available-for-sale	113,947	117,835	(3,888)	(3.3)	122,036
Debt securities	109,241	112,965	(3,724)	(3.3)	117,187
Equity instruments	4,706	4,870	(164)	(3.4)	4,849
Loans and receivables	828,539	818,712	9,827	1.2	836,156
Debt securities	13,396	9,788	3,608	36.9	10,907
Customer loans	748,467	756,465	(7,998)	(1.1)	770,474
Loans and advances to central banks and credit institutions	66,676	52,460	14,216	27.1	54,775
Investments held-to-maturity	12,276	4,405	7,871	178.7	4,355
Investments in subsidaries, joint ventures and associates	3,481	3,278	203	6.2	3,251
Tangible assets	25,979	24,188	1,791	7.4	25,320
Intangible assets	28,748	29,854	(1,106)	(3.7)	29,430
o/w: goodwill	26,148	26,777	(629)	(2.4)	26,960
Other assets	54,879	51,349	3,530	6.9	50,572
Total assets	1,329,538	1,320,427	9,111	0.7	1,340,260

Liabilities and shareholders’ equity
Financial liabilities held for trading	116,249	112,461	3,788	3.4	105,218
Customer deposits	5,943	9,693	(3,750)	(38.7)	9,187
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	2,393	3,798	(1,405)	(37.0)	2,255
Derivatives	85,407	80,572	4,835	6.0	76,414
Other	22,506	18,397	4,109	22.3	17,362
Financial liabilities designated at fair value	47,149	58,601	(11,452)	(19.5)	54,768
Customer deposits	24,465	27,094	(2,629)	(9.7)	26,357
Debt securities issued	2,965	3,352	(387)	(11.5)	3,373
Deposits by central banks and credit institutions	19,718	28,154	(8,436)	(30.0)	25,037
Other	1	1	0	29.5	1
Financial liabilities at amortised cost	1,021,138	1,009,566	11,572	1.1	1,039,343
Customer deposits	637,031	632,467	4,564	0.7	647,598
Debt securities issued	225,709	213,486	12,223	5.7	222,787
Deposits by central banks and credit institutions	134,590	141,623	(7,033)	(5.0)	148,081
Other	23,808	21,990	1,818	8.3	20,877
Liabilities under insurance contracts	665	644	21	3.2	627
Provisions	14,883	13,775	1,108	8.0	14,494
Other liabilities	28,332	26,693	1,639	6.1	27,057
Total liabilities	1,228,416	1,221,740	6,676	0.5	1,241,507
Shareholders’ equity	105,221	103,307	1,914	1.9	102,402
Capital stock	7,217	7,158	59	0.8	7,217
Reserves	94,192	90,924	3,268	3.6	90,765
Attributable profit to the Group	4,606	5,941	(1,335)	(22.5)	5,966
Less: dividends	(794)	(716)	(78)	10.9	(1,546)
Other accumulated results	(16,326)	(14,987)	(1,339)	8.9	(14,362)
Minority interests	12,227	10,367	1,860	17.9	10,713
Total equity	101,122	98,687	2,435	2.5	98,753
Total liabilities and equity	1,329,538	1,320,427	9,111	0.7	1,340,260

NOTE: On November 19, 2015 Circular 5 of October 28 of the National Securities Market Commission was published. This modified Circular 1 of January 30, 2008, on the regular information of issuers with securities traded on regulated markets in their half-yearly financial reports, intermediate management declarations and, where appropriate, quarterly financial reports. This Circular modified the structure and presentation of certain items of financial statements, without such changes being significant. The information drawn up for 2015 has been restated under these criteria so that comparisons can be made.

Balance sheet

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Assets
Cash, cash balances at central banks and other demand deposits	69,187	68,967	69,713	77,751	67,545	65,368	63,717
Financial assets held for trading	167,767	150,221	148,984	146,346	151,550	157,497	152,814
Debt securities	53,564	51,152	43,882	43,964	50,060	45,077	41,233
Equity instruments	15,412	18,272	15,257	18,225	14,584	14,237	14,764
Customer loans	5,726	5,789	8,235	6,081	6,866	8,747	9,390
Loans and advances to central banks and credit institutions	3,760	2,451	1,185	1,352	3,397	2,161	3,671
Derivatives	89,305	72,557	80,425	76,724	76,643	87,275	83,756
Financial assets designated at fair value	48,892	37,245	52,110	45,043	48,771	42,846	45,158
Customer loans	10,201	11,307	12,320	14,293	13,884	13,928	15,433
Loans and advances to central banks and credit institutions	33,496	21,086	35,306	26,403	30,714	24,810	25,645
Other (debt securities an equity instruments)	5,195	4,852	4,484	4,347	4,173	4,108	4,080
Financial assets available-for-sale	124,536	129,035	117,835	122,036	118,298	116,385	113,947
Debt securities	118,974	123,988	112,965	117,187	113,656	111,672	109,241
Equity instruments	5,562	5,047	4,870	4,849	4,642	4,713	4,706
Loans and receivables	847,383	844,907	818,712	836,156	824,174	842,878	828,539
Debt securities	7,250	6,846	9,788	10,907	12,487	13,672	13,396
Customer loans	778,038	782,137	756,465	770,474	752,702	760,781	748,467
Loans and advances to central banks and credit institutions	62,096	55,924	52,460	54,775	58,985	68,425	66,676
Investments held-to-maturity	—	—	4,405	4,355	4,566	4,820	12,276
Investments in subsidaries, joint ventures and associates	3,564	3,559	3,278	3,251	3,350	3,411	3,481
Tangible assets	24,199	24,054	24,188	25,320	25,465	26,314	25,979
Intangible assets	31,706	31,652	29,854	29,430	28,693	29,146	28,748
o/w: goodwill	28,667	28,594	26,777	26,960	26,209	26,541	26,148
Other assets	52,455	49,736	51,349	50,572	51,788	54,241	54,879
Total assets	1,369,689	1,339,376	1,320,427	1,340,260	1,324,200	1,342,906	1,329,538

Liabilities and shareholders’ equity
Financial liabilities held for trading	125,507	107,888	112,461	105,218	108,567	118,582	116,249
Customer deposits	6,794	7,635	9,693	9,187	9,570	8,755	5,943
Debt securities issued	—	—	—	—	—	—	—
Deposits by central banks and credit institutions	6,227	6,226	3,798	2,255	976	960	2,393
Derivatives	92,439	73,750	80,572	76,414	78,608	87,254	85,407
Other	20,046	20,277	18,397	17,362	19,413	21,613	22,506
Financial liabilities designated at fair value	64,078	55,364	58,601	54,768	63,404	48,548	47,149
Customer deposits	40,190	31,756	27,094	26,357	28,484	25,425	24,465
Debt securities issued	3,958	4,024	3,352	3,373	3,445	2,995	2,965
Deposits by central banks and credit institutions	19,929	19,583	28,154	25,037	31,474	20,127	19,718
Other	—	1	1	1	1	1	1
Financial liabilities at amortised cost	1,031,385	1,029,054	1,009,566	1,039,343	1,012,407	1,031,650	1,021,138
Customer deposits	640,424	648,526	632,467	647,598	632,573	637,723	637,031
Debt securities issued	223,779	216,244	213,486	222,787	218,143	227,991	225,709
Deposits by central banks and credit institutions	142,408	138,891	141,623	148,081	138,323	138,366	134,590
Other	24,775	25,393	21,990	20,877	23,368	27,570	23,808
Liabilities under insurance contracts	670	648	644	627	656	644	665
Provisions	15,452	15,470	13,775	14,494	14,292	15,174	14,883
Other liabilities	30,492	29,000	26,693	27,057	26,093	27,962	28,332
Total liabilities	1,267,584	1,237,424	1,221,740	1,241,507	1,225,419	1,242,560	1,228,416
Shareholders’ equity	99,987	101,904	103,307	102,402	103,264	103,637	105,221
Capital stock	7,030	7,158	7,158	7,217	7,217	7,217	7,217
Reserves	91,240	91,201	90,924	90,765	94,414	94,303	94,192
Attributable profit to the Group	1,717	4,261	5,941	5,966	1,633	2,911	4,606
Less: dividends	—	(716)	(716)	(1,546)	—	(794)	(794)
Other accumulated results	(8,072)	(10,407)	(14,987)	(14,362)	(15,949)	(15,027)	(16,326)
Minority interests	10,190	10,455	10,367	10,713	11,466	11,736	12,227
Total equity	102,105	101,952	98,687	98,753	98,781	100,346	101,122
Total liabilities and equity	1,369,689	1,339,376	1,320,427	1,340,260	1,324,200	1,342,906	1,329,538

NOTE: On November 19, 2015 Circular 5 of October 28 of the National Securities Market Commission was published. This modified Circular 1 of January 30, 2008, on the regular information of issuers with securities traded on regulated markets in their half-yearly financial reports, intermediate management declarations and, where appropriate, quarterly financial reports. This Circular modified the structure and presentation of certain items of financial statements, without such changes being significant. The information drawn up for 2015 has been restated under these criteria so that comparisons can be made.

Customer loans

€ million

			Variation
	30.09.16	30.09.15	Amount	%	31.12.15

Spanish Public sector	15,126	15,207	(81)	(0.5)	13,993
Other residents	148,108	152,196	(4,087)	(2.7)	153,863
Commercial bills	8,401	8,228	173	2.1	9,037
Secured loans	89,024	93,404	(4,380)	(4.7)	92,478
Other loans	50,684	50,564	120	0.2	52,348
Non-resident sector	634,657	635,840	(1,182)	(0.2)	649,509
Secured loans	382,243	398,110	(15,867)	(4.0)	409,136
Other loans	252,414	237,730	14,684	6.2	240,373
Gross customer loans	797,892	803,243	(5,351)	(0.7)	817,366
Loan-loss allowances	24,602	26,224	(1,622)	(6.2)	26,517
Net customer loans	773,290	777,020	(3,729)	(0.5)	790,848
Pro memoria: Doubtful loans	33,592	36,864	(3,272)	(8.9)	36,133
Public sector	119	190	(71)	(37.2)	145
Other residents	13,545	17,130	(3,585)	(20.9)	16,301
Non-resident sector	19,928	19,544	384	2.0	19,686

Customer loans

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16

Spanish Public sector	17,392	16,034	15,207	13,993	14,624	16,556	15,126
Other residents	155,846	155,774	152,196	153,863	151,697	150,854	148,108
Commercial bills	8,188	8,471	8,228	9,037	8,034	8,587	8,401
Secured loans	96,271	93,731	93,404	92,478	90,803	89,542	89,024
Other loans	51,387	53,571	50,564	52,348	52,859	52,725	50,684
Non-resident sector	648,820	654,899	635,840	649,509	633,286	641,759	634,657
Secured loans	403,085	410,797	398,110	409,136	391,505	379,530	382,243
Other loans	245,736	244,102	237,730	240,373	241,781	262,229	252,414
Gross customer loans	822,059	826,707	803,243	817,366	799,607	809,170	797,892
Loan-loss allowances	28,094	27,474	26,224	26,517	26,155	25,713	24,602
Net customer loans	793,965	799,233	777,020	790,848	773,452	783,457	773,290
Pro memoria: Doubtful loans	40,711	39,154	36,864	36,133	35,281	35,204	33,592
Public sector	169	173	190	145	107	109	119
Other residents	19,327	18,167	17,130	16,301	15,608	14,580	13,545
Non-resident sector	21,215	20,814	19,544	19,686	19,566	20,515	19,928

Credit risk management *

€ million

			Variation
	30.09.16	30.09.15	Amount	%	31.12.15

Non-performing loans	34,646	37,856	(3,211)	(8.5)	37,094
NPL ratio (%)	4.15	4.50	(0.35 p. )		4.36
Loan-loss allowances	25,171	26,918	(1,746)	(6.5)	27,121
Specific	16,724	18,416	(1,691)	(9.2)	17,707
Generic	8,447	8,502	(55)	(0.6)	9,414
Coverage ratio (%)	72.7	71.1	1.6 p.		73.1
Cost of credit (%) **	1.19	1.26	(0.07 p. )		1.25

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL	ratio: Non-performing loans / computable assets

Credit risk management *

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Non-performing loans	41,919	40,273	37,856	37,094	36,148	36,291	34,646
NPL ratio (%)	4.85	4.64	4.50	4.36	4.33	4.29	4.15
Loan-loss allowances	28,894	28,233	26,918	27,121	26,756	26,317	25,171
Specific	20,427	19,444	18,416	17,707	17,817	17,667	16,724
Generic	8,467	8,790	8,502	9,414	8,940	8,650	8,447
Coverage ratio (%)	68.9	70.1	71.1	73.1	74.0	72.5	72.7
Cost of credit (%) **	1.38	1.32	1.26	1.25	1.22	1.19	1.19

(*).-	Excluding country-risk
(**).-	12 months net loan-loss provisions / average lending

Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Balance at beginning of the period	41,709	41,919	40,273	37,856	37,094	36,148	36,291
Net entries	2,017	1,315	2,132	2,242	1,668	2,221	1,763
Increase in scope of consolidation	54	1	—	50	13	664	21
Exchange rate differences	853	(36)	(1,849)	968	72	869	(44)
Write-offs	(2,715)	(2,925)	(2,699)	(4,022)	(2,699)	(3,612)	(3,385)
Balance at period-end	41,919	40,273	37,856	37,094	36,148	36,291	34,646

Managed and marketed customer funds

€ million

			Variation
	30.09.16	30.09.15	Amount	%	31.12.15

Resident public sector	9,169	8,886	283	3.2	11,737
Other residents	159,926	164,067	(4,141)	(2.5)	157,611
Demand deposits	114,298	105,730	8,567	8.1	108,410
Time deposits	44,052	56,134	(12,082)	(21.5)	47,297
Other	1,577	2,203	(626)	(28.4)	1,904
Non-resident sector	498,344	496,302	2,043	0.4	513,795
Demand deposits	311,098	302,251	8,846	2.9	313,175
Time deposits	133,058	139,295	(6,237)	(4.5)	146,317
Other	54,189	54,755	(566)	(1.0)	54,303
Customer deposits	667,439	669,255	(1,816)	(0.3)	683,142
Debt securities issued	228,674	216,838	11,836	5.5	226,160
On-balance-sheet customer funds	896,113	886,093	10,020	1.1	909,302
o/w: subordinated debt	19,726	19,600	126	0.6	21,151
Mutual funds	141,053	122,365	18,688	15.3	129,077
Pension funds	11,034	11,220	(187)	(1.7)	11,376
Managed portfolios	26,962	25,828	1,133	4.4	25,808
Other managed and marketed customer funds	179,049	159,414	19,635	12.3	166,260
Managed and marketed customer funds	1,075,162	1,045,507	29,655	2.8	1,075,563

Managed and marketed customer funds

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Resident public sector	12,706	8,526	8,886	11,737	8,248	8,342	9,169
Other residents	163,702	164,045	164,067	157,611	156,886	158,608	159,926
Demand deposits	94,580	102,770	105,730	108,410	109,269	111,492	114,298
Time deposits	65,118	58,925	56,134	47,297	45,908	44,712	44,052
Other	4,005	2,350	2,203	1,904	1,709	2,403	1,577
Non-resident sector	511,000	515,346	496,302	513,795	505,492	504,953	498,344
Demand deposits	299,008	309,849	302,251	313,175	305,319	310,074	311,098
Time deposits	156,089	149,958	139,295	146,317	141,170	135,992	133,058
Other	55,902	55,539	54,755	54,303	59,002	58,887	54,189
Customer deposits	687,408	687,918	669,255	683,142	670,626	671,903	667,439
Debt securities issued	227,737	220,268	216,838	226,160	221,588	230,986	228,674
On-balance-sheet customer funds	915,145	908,186	886,093	909,302	892,214	902,889	896,113
o/w: subordinated debt	19,471	19,833	19,600	21,151	20,779	22,717	19,726
Mutual funds	135,254	135,582	122,365	129,077	129,899	137,428	141,053
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979	11,034
Managed portfolios	28,541	27,675	25,828	25,808	24,748	26,073	26,962
Other managed and marketed customer funds	175,755	174,760	159,414	166,260	165,750	174,480	179,049
Managed and marketed customer funds	1,090,900	1,082,946	1,045,507	1,075,563	1,057,964	1,077,369	1,075,162

Eligible capital (phase-in)

€ million

			Variation
	30.09.16	30.09.15	Amount	%	31.12.15

CET1	72,240	72,576	(336)	(0.5)	73,478
Basic capital	72,240	72,576	(336)	(0.5)	73,478
Eligible capital	84,226	82,842	1,384	1.7	84,346
Risk-weighted assets	580,823	585,816	(4,993)	(0.9)	585,609

CET1 capital ratio	12.44	12.39	0.05		12.55
T1 capital ratio	12.44	12.39	0.05		12.55
Total capital ratio	14.50	14.14	0.36		14.40

Eligible capital (fully loaded)

€ million

			Variation
	30.09.16	30.09.15	Amount	%	31.12.15

Capital stock and reserves	101,623	98,328	3,296	3.4	98,193
Attributable profit	4,606	5,941	(1,335)	(22.5)	5,966
Dividends	(1,893)	(1,725)	(168)	9.8	(2,268)
Other retained earnings	(17,886)	(16,305)	(1,582)	9.7	(15,448)
Minority interests	7,106	5,375	1,731	32.2	6,148
Goodwill and intangible assets	(27,640)	(28,515)	876	(3.1)	(28,254)
Treasury stock and other deductions	(5,086)	(5,522)	435	(7.9)	(5,633)
Core CET1	60,830	57,577	3,253	5.6	58,705
Preferred shares and other eligibles T1	5,633	5,619	14	0.2	5,504
Tier 1	66,463	63,196	3,267	5.2	64,209
Generic funds and eligible T2 instruments	13,108	11,322	1,786	15.8	11,996
Eligible capital	79,571	74,519	5,053	6.8	76,205
Risk-weighted assets	580,823	584,322	(3,499)	(0.6)	583,893

CET1 capital ratio	10.47	9.85	0.62		10.05
T1 capital ratio	11.44	10.82	0.62		11.00
Total capital ratio	13.70	12.75	0.95		13.05

Key data by principal segments

	Net operating income				Attributable profit to the Group
	9M ’16	9M ’15	Var (%)	Var (%) w/o FX	9M ’16	9M ’15	Var (%)	Var (%) w/o FX
Income statement (€ million)
Continental Europe*	4,717	4,843	(2.6)	(1.6)	2,104	1,825	15.3	16.8
o/w: Spain*	1,935	2,268	(14.7)	(14.7)	885	883	0.2	0.2
Santander Consumer Finance*	1,801	1,662	8.4	10.0	835	702	18.9	21.1
Poland	545	534	2.2	7.1	208	243	(14.3)	(10.2)
Portugal*	472	328	43.7	43.7	302	181	67.0	67.0
United Kingdom	2,107	2,271	(7.2)	2.3	1,207	1,496	(19.3)	(11.1)
Latin America	8,028	8,392	(4.3)	10.0	2,424	2,500	(3.0)	13.1
o/w: Brazil	4,963	5,251	(5.5)	6.7	1,276	1,315	(3.0)	9.5
Mexico	1,425	1,431	(0.5)	17.2	460	456	1.1	19.0
Chile	1,028	1,049	(2.0)	4.5	377	378	(0.3)	6.3
USA	3,388	3,622	(6.5)	(6.3)	381	660	(42.3)	(42.1)
Operating areas*	18,241	19,127	(4.6)	2.7	6,115	6,481	(5.6)	2.6
Corporate Centre*	(1,135)	(898)	26.4	26.4	(1,140)	(1,375)	(17.0)	(17.0)
Total Group*	17,106	18,229	(6.2)	1.4	4,975	5,106	(2.6)	8.4
Net capital gains and provisions					(368)	835	—	8.4
Total Group					4,606	5,941	(22.5)	8.4

(*).- Not including net capital gains and provisions

	Gross loans w/o repos				Customer deposits w/o repos + mutual funds
	30.09.16	30.09.15	Var (%)	Var (%) w/o FX	30.09.16	30.09.15	Var (%)	Var (%) w/o FX
Activity (€ million)
Continental Europe	301,781	290,151	4.0	3.9	319,232	308,581	3.5	3.5
o/w: Spain	152,944	158,181	(3.3)	(3.3)	222,002	222,193	(0.1)	(0.1)
Santander Consumer Finance	85,215	73,329	16.2	15.3	34,340	31,790	8.0	7.3
Poland	21,092	19,374	8.9	10.8	25,246	23,812	6.0	7.9
Portugal	29,260	24,292	20.4	20.4	31,730	25,580	24.0	24.0
United Kingdom	241,752	277,033	(12.7)	1.7	206,256	226,596	(9.0)	6.1
Latin America	148,690	134,723	10.4	2.4	175,579	152,515	15.1	7.4
o/w: Brazil	72,376	61,628	17.4	(5.1)	93,350	72,596	28.6	3.9
Mexico	28,490	28,757	(0.9)	13.5	34,804	36,520	(4.7)	9.2
Chile	36,945	32,800	12.6	5.3	32,850	28,614	14.8	7.3
USA	86,042	84,853	1.4	1.0	66,824	65,905	1.4	1.0
Operating areas	778,265	786,760	(1.1)	2.6	767,891	753,597	1.9	4.8
Total Group	782,398	790,570	(1.0)	2.6	769,143	755,611	1.8	4.7

Key data by principal segments

	RoTE *		Efficiency ratio
	9M ’16	9M ’15	9M ’16	9M ’15
Profitability and efficiency (%)
Continental Europe	8.58	8.08	52.1	51.0
o/w: Spain	8.83	10.06	56.3	53.2
Santander Consumer Finance	15.19	12.73	44.1	44.0
Poland	11.90	14.01	44.7	45.8
Portugal	13.46	10.15	48.6	52.9
United Kingdom	9.95	12.21	52.0	52.5
Latin America	15.29	15.57	40.8	41.6
o/w: Brazil	13.80	14.53	39.0	39.3
Mexico	14.78	12.73	40.0	42.0
Chile	17.17	17.11	41.2	41.5
USA	4.07	8.48	40.8	37.8
Operating areas	9.87	11.07	45.6	45.1
Total Group	11.19	11.42	47.8	47.0

(*).-	Not including net capital gains and provisions

	NPL ratio		Coverage ratio		Cost of credit
	30.09.16	30.09.15	30.09.16	30.09.15	30.09.16	30.09.15
Credit quality (%)
Continental Europe	6.43	7.89	61.3	60.4	0.46	0.77
o/w: Spain	5.82	6.61	47.6	47.8	0.41	0.71
Santander Consumer Finance	2.86	4.15	110.7	107.2	0.49	0.87
Poland	5.71	7.14	68.9	63.1	0.76	0.96
Portugal	9.40	8.86	57.8	56.2	0.17	0.35
United Kingdom	1.47	1.51	36.0	39.6	0.05	0.04
Latin America	4.94	4.65	84.5	85.4	3.42	3.33
o/w: Brazil	6.12	5.30	89.3	96.0	4.87	4.40
Mexico	2.95	3.54	101.9	93.0	2.86	2.87
Chile	5.12	5.60	58.1	52.8	1.55	1.68
USA	2.24	2.20	216.2	218.3	3.80	3.36
Operating areas	4.19	4.52	72.8	70.5	1.20	1.27
Total Group	4.15	4.50	72.7	71.1	1.19	1.26

	Employees		Branches
	30.09.16	30.09.15	30.09.16	30.09.15
Operating means
Continental Europe	57,284	56,704	4,964	5,424
o/w: Spain	23,182	24,231	2,993	3,487
Santander Consumer Finance	14,828	14,138	573	592
Poland	11,781	11,626	658	752
Portugal	6,393	5,423	727	575
United Kingdom	25,840	26,154	844	882
Latin America	87,250	88,893	5,817	5,812
o/w: Brazil	47,516	48,955	3,408	3,436
Mexico	17,467	17,704	1,387	1,354
Chile	12,208	12,334	465	476
USA	17,569	17,592	766	783
Operating areas	187,943	189,343	12,391	12,901
Corporate Centre	1,732	2,161
Total Group	189,675	191,504	12,391	12,901

Operating areas

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	23,542	24,792	(1,250)	(5.0)
Net fee income	7,560	7,592	(32)	(0.4)
Gains (losses) on financial transactions	1,506	1,668	(161)	(9.7)
Other operating income *	916	789	127	16.0
Gross income	33,524	34,841	(1,317)	(3.8)
Operating expenses	(15,283)	(15,714)	430	(2.7)
General administrative expenses	(14,002)	(14,405)	404	(2.8)
Personnel	(7,555)	(7,722)	168	(2.2)
Other general administrative expenses	(6,447)	(6,683)	236	(3.5)
Depreciation and amortisation	(1,282)	(1,308)	27	(2.0)
Net operating income	18,241	19,127	(887)	(4.6)
Net loan-loss provisions	(7,114)	(7,550)	437	(5.8)
Other income	(1,250)	(1,535)	285	(18.6)
Underlying profit before taxes	9,877	10,042	(165)	(1.6)
Tax on profit	(2,786)	(2,578)	(208)	8.1
Underlying profit from continuing operations	7,091	7,464	(373)	(5.0)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	7,091	7,464	(373)	(5.0)
Minority interests	976	983	(8)	(0.8)
Underlying attributable profit to the Group	6,115	6,481	(366)	(5.6)
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	5,995	6,481	(486)	(7.5)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses
(**).-	Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans ***	768,799	773,108	(4,310)	(0.6)
Financial assets held for trading (w/o loans)	138,421	136,755	1,666	1.2
Financial assets available-for-sale	111,961	114,250	(2,288)	(2.0)
Central banks and credit institutions ***	140,719	135,217	5,502	4.1
Tangible and intangible assets	27,998	26,216	1,783	6.8
Other assets	135,131	117,179	17,952	15.3
Total assets/liabilities & shareholders’ equity	1,323,029	1,302,725	20,305	1.6
Customer deposits ***	666,187	667,240	(1,053)	(0.2)
Debt securities issued ***	195,108	184,059	11,050	6.0
Liabilities under insurance contracts	665	644	20	3.1
Central banks and credit institutions ***	204,606	217,595	(12,989)	(6.0)
Other liabilities	170,423	153,095	17,328	11.3
Stockholders’ equity ****	86,041	80,093	5,948	7.4
Other managed and marketed customer funds	179,049	159,414	19,635	12.3
Mutual funds	141,053	122,365	18,688	15.3
Pension funds	11,034	11,220	(187)	(1.7)
Managed portfolios	26,962	25,828	1,133	4.4
Managed and marketed customer funds	1,040,344	1,010,712	29,632	2.9

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Ratios (%) and other data
Underlying RoTE	9.87	11.07	(1.20 p.	)
Efficiency ratio (with amortisations)	45.6	45.1	0.49 p.
NPL ratio	4.19	4.52	(0.33 p.	)
Coverage ratio	72.8	70.5	2.30 p.
Number of employees	187,943	189,343	(1,400)		(0.7)
Number of branches	12,391	12,901	(510)		(4.0)

Operating areas

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	8,259	8,413	8,121	8,025	7,792	7,757	7,993
Net fee income	2,526	2,592	2,474	2,454	2,402	2,554	2,604
Gains (losses) on financial transactions	684	440	544	568	537	432	537
Other operating income *	205	351	233	(120)	223	430	263
Gross income	11,674	11,795	11,372	10,926	10,953	11,174	11,397
Operating expenses	(5,235)	(5,279)	(5,200)	(5,310)	(5,032)	(5,106)	(5,145)
General administrative expenses	(4,809)	(4,825)	(4,772)	(4,869)	(4,620)	(4,672)	(4,710)
Personnel	(2,561)	(2,638)	(2,524)	(2,591)	(2,480)	(2,525)	(2,549)
Other general administrative expenses	(2,248)	(2,187)	(2,247)	(2,278)	(2,139)	(2,147)	(2,161)
Depreciation and amortisation	(426)	(454)	(428)	(441)	(412)	(434)	(435)
Net operating income	6,438	6,517	6,172	5,616	5,922	6,068	6,251
Net loan-loss provisions	(2,562)	(2,510)	(2,478)	(2,585)	(2,409)	(2,201)	(2,504)
Other income	(417)	(551)	(568)	(612)	(428)	(489)	(333)
Underlying profit before taxes	3,460	3,456	3,126	2,420	3,085	3,378	3,415
Tax on profit	(927)	(907)	(743)	(601)	(846)	(975)	(965)
Underlying profit from continuing operations	2,533	2,548	2,383	1,819	2,239	2,402	2,450
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)
Underlying consolidated profit	2,533	2,548	2,383	1,819	2,239	2,402	2,450
Minority interests	324	351	309	240	295	338	343
Underlying attributable profit to the Group	2,209	2,198	2,075	1,579	1,944	2,064	2,107
Net capital gains and provisions **	—	—	—	—	—	(120)	—
Attributable profit to the Group	2,209	2,198	2,075	1,579	1,944	1,944	2,107
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans ***	788,337	793,222	773,108	787,254	769,988	778,760	768,799
Financial assets held for trading (w/o loans)	153,975	138,480	136,755	136,258	139,670	144,597	138,421
Financial assets available-for-sale	121,160	125,314	114,250	118,263	114,643	113,221	111,961
Central banks and credit institutions ***	130,152	114,400	135,217	126,763	136,738	138,392	140,719
Tangible and intangible assets	26,426	26,288	26,216	27,501	27,370	28,313	27,998
Other assets	116,413	105,355	117,179	124,230	128,344	128,755	135,131
Total assets/liabilities & shareholders’ equity	1,336,462	1,303,060	1,302,725	1,320,269	1,316,754	1,332,039	1,323,029
Customer deposits ***	684,808	685,723	667,240	677,937	668,997	670,842	666,187
Debt securities issued ***	195,519	191,207	184,059	188,796	189,130	195,693	195,108
Liabilities under insurance contracts	670	648	644	627	656	644	665
Central banks and credit institutions ***	201,917	191,211	217,595	224,860	214,626	206,268	204,606
Other liabilities	174,028	153,987	153,095	147,359	156,599	172,523	170,423
Stockholders’ equity ****	79,520	80,284	80,093	80,690	86,745	86,069	86,041
Other managed and marketed customer funds	175,755	174,760	159,414	166,260	165,750	174,480	179,049
Mutual funds	135,254	135,582	122,365	129,077	129,899	137,428	141,053
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979	11,034
Managed portfolios	28,541	27,675	25,828	25,808	24,748	26,073	26,962
Managed and marketed customer funds	1,056,082	1,051,689	1,010,712	1,032,994	1,023,877	1,041,015	1,040,344
(***).- Including all on-balance sheet balances for this item (****).- Capital + reserves + profit + other accumulated results
Other information
NPL ratio	4.87	4.68	4.52	4.39	4.36	4.32	4.19
Coverage ratio	68.3	69.4	70.5	72.6	73.3	72.0	72.8
Cost of credit	1.38	1.33	1.27	1.26	1.24	1.20	1.20

Operating areas

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	23,542	22,998	544	2.4
Net fee income	7,560	6,990	570	8.2
Gains (losses) on financial transactions	1,506	1,572	(66)	(4.2)
Other operating income *	916	787	129	16.4
Gross income	33,524	32,347	1,177	3.6
Operating expenses	(15,283)	(14,583)	(700)	4.8
General administrative expenses	(14,002)	(13,371)	(631)	4.7
Personnel	(7,555)	(7,169)	(386)	5.4
Other general administrative expenses	(6,447)	(6,202)	(244)	3.9
Depreciation and amortisation	(1,282)	(1,212)	(70)	5.7
Net operating income	18,241	17,764	476	2.7
Net loan-loss provisions	(7,114)	(7,077)	(37)	0.5
Other income	(1,250)	(1,426)	176	(12.3)
Underlying profit before taxes	9,877	9,261	616	6.6
Tax on profit	(2,786)	(2,379)	(407)	17.1
Underlying profit from continuing operations	7,091	6,883	208	3.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	7,091	6,883	208	3.0
Minority interests	976	923	52	5.7
Underlying attributable profit to the Group	6,115	5,959	156	2.6
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	5,995	5,959	36	0.6

(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans ***	768,799	743,048	25,751	3.5
Financial assets held for trading (w/o loans)	138,421	132,378	6,043	4.6
Financial assets available-for-sale	111,961	115,136	(3,174)	(2.8)
Central banks and credit institutions ***	140,719	138,526	2,193	1.6
Tangible and intangible assets	27,998	26,095	1,904	7.3
Other assets	135,131	116,479	18,651	16.0
Total assets/liabilities & shareholders’ equity	1,323,029	1,271,661	51,368	4.0
Customer deposits ***	666,187	643,179	23,008	3.6
Debt securities issued ***	195,108	179,290	15,818	8.8
Liabilities under insurance contracts	665	645	20	3.1
Central banks and credit institutions ***	204,606	218,662	(14,056)	(6.4)
Other liabilities	170,423	150,602	19,821	13.2
Stockholders’ equity ****	86,041	79,283	6,757	8.5
Other managed and marketed customer funds	179,049	166,538	12,510	7.5
Mutual funds	141,053	128,706	12,347	9.6
Pension funds	11,034	11,220	(187)	(1.7)
Managed portfolios	26,962	26,612	350	1.3
Managed and marketed customer funds	1,040,344	989,008	51,336	5.2

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Operating areas

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	7,517	7,687	7,795	7,844	7,887	7,767	7,888
Net fee income	2,278	2,355	2,356	2,387	2,436	2,561	2,563
Gains (losses) on financial transactions	648	400	524	546	533	435	538
Other operating income *	208	347	232	(112)	222	431	262
Gross income	10,651	10,790	10,906	10,665	11,077	11,194	11,252
Operating expenses	(4,778)	(4,837)	(4,968)	(5,153)	(5,073)	(5,110)	(5,101)
General administrative expenses	(4,392)	(4,422)	(4,558)	(4,728)	(4,657)	(4,675)	(4,670)
Personnel	(2,339)	(2,418)	(2,412)	(2,519)	(2,502)	(2,528)	(2,525)
Other general administrative expenses	(2,053)	(2,004)	(2,146)	(2,209)	(2,155)	(2,147)	(2,145)
Depreciation and amortisation	(387)	(415)	(410)	(425)	(416)	(434)	(431)
Net operating income	5,873	5,953	5,938	5,511	6,005	6,085	6,151
Net loan-loss provisions	(2,346)	(2,315)	(2,416)	(2,563)	(2,462)	(2,213)	(2,439)
Other income	(373)	(506)	(547)	(618)	(441)	(490)	(320)
Underlying profit before taxes	3,153	3,133	2,975	2,330	3,102	3,382	3,393
Tax on profit	(841)	(823)	(715)	(587)	(849)	(978)	(959)
Underlying profit from continuing operations	2,313	2,310	2,260	1,742	2,254	2,404	2,434
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)
Underlying consolidated profit	2,313	2,310	2,260	1,742	2,254	2,404	2,434
Minority interests	301	323	299	237	297	340	339
Underlying attributable profit to the Group	2,011	1,987	1,961	1,505	1,957	2,063	2,095
Net capital gains and provisions **	—	—	—	—	—	(120)	—
Attributable profit to the Group	2,011	1,987	1,961	1,505	1,957	1,943	2,095
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans ***	724,751	730,262	743,048	752,159	757,332	766,970	768,799
Financial assets held for trading (w/o loans)	142,286	127,424	132,378	130,756	137,315	142,056	138,421
Financial assets available-for-sale	115,614	120,367	115,136	118,125	115,818	112,368	111,961
Central banks and credit institutions ***	124,032	108,963	138,526	129,167	138,800	137,023	140,719
Tangible and intangible assets	25,140	25,332	26,095	27,122	27,654	28,108	27,998
Other assets	106,200	97,620	116,479	122,107	128,976	127,075	135,131
Total assets/liabilities & shareholders’ equity	1,238,023	1,209,969	1,271,661	1,279,436	1,305,895	1,313,599	1,323,029
Customer deposits ***	631,080	632,610	643,179	649,397	659,449	661,014	666,187
Debt securities issued ***	178,543	175,018	179,290	182,126	186,954	192,286	195,108
Liabilities under insurance contracts	670	648	645	627	656	644	665
Central banks and credit institutions ***	192,599	183,438	218,662	223,366	216,416	204,681	204,606
Other liabilities	161,215	142,885	150,602	144,759	155,470	169,816	170,423
Stockholders’ equity ****	73,915	75,371	79,283	79,160	86,950	85,160	86,041
Other managed and marketed customer funds	167,006	167,566	166,538	171,691	171,159	173,067	179,049
Mutual funds	127,378	128,571	128,706	134,241	134,593	136,106	141,053
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979	11,034
Managed portfolios	27,667	27,492	26,612	26,074	25,463	25,983	26,962
Managed and marketed customer funds	976,629	975,193	989,008	1,003,214	1,017,562	1,026,367	1,040,344

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Continental Europe

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	6,104	6,050	54	0.9
Net fee income	2,655	2,576	80	3.1
Gains (losses) on financial transactions	581	815	(235)	(28.8)
Other operating income *	498	439	59	13.4
Gross income	9,838	9,880	(42)	(0.4)
Operating expenses	(5,121)	(5,037)	(84)	1.7
General administrative expenses	(4,797)	(4,683)	(114)	2.4
Personnel	(2,461)	(2,410)	(51)	2.1
Other general administrative expenses	(2,337)	(2,273)	(63)	2.8
Depreciation and amortisation	(324)	(354)	30	(8.5)
Net operating income	4,717	4,843	(126)	(2.6)
Net loan-loss provisions	(1,071)	(1,643)	572	(34.8)
Other income	(414)	(462)	48	(10.4)
Underlying profit before taxes	3,231	2,737	494	18.1
Tax on profit	(880)	(710)	(170)	23.9
Underlying profit from continuing operations	2,352	2,027	325	16.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,352	2,027	325	16.0
Minority interests	248	202	46	22.9
Underlying attributable profit to the Group	2,104	1,825	279	15.3
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	1,984	1,825	159	8.7
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans ***	294,084	278,723	15,361	5.5
Financial assets held for trading (w/o loans)	67,464	57,922	9,542	16.5
Financial assets available-for-sale	55,726	59,142	(3,417)	(5.8)
Central banks and credit institutions ***	72,756	82,787	(10,032)	(12.1)
Tangible and intangible assets	11,521	11,172	349	3.1
Other assets	43,711	39,847	3,864	9.7
Total assets/liabilities & shareholders’ equity	545,261	529,594	15,667	3.0
Customer deposits ***	268,800	263,013	5,786	2.2
Debt securities issued ***	53,038	47,440	5,598	11.8
Liabilities under insurance contracts	664	643	20	3.1
Central banks and credit institutions ***	120,284	125,068	(4,784)	(3.8)
Other liabilities	69,415	61,140	8,275	13.5
Stockholders’ equity ****	33,061	32,290	770	2.4
Other managed and marketed customer funds	71,681	68,027	3,654	5.4
Mutual funds	52,778	48,249	4,529	9.4
Pension funds	11,034	11,220	(187)	(1.7)
Managed portfolios	7,869	8,558	(688)	(8.0)
Managed and marketed customer funds	393,518	378,480	15,039	4.0
(***).- Including all on-balance sheet balances for this item (****).- Capital + reserves + profit + other accumulated results
Ratios (%) and other data
Underlying RoTE	8.58	8.08	0.50 p.
Efficiency ratio (with amortisations)	52.1	51.0	1.07 p.
NPL ratio	6.43	7.89	(1.46 p. )
Coverage ratio	61.3	60.4	0.90 p.
Number of employees	57,284	56,704	580	1.0
Number of branches	4,964	5,424	(460)	(8.5)

Continental Europe

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	2,057	2,006	1,987	1,957	2,046	2,019	2,038
Net fee income	842	878	855	841	878	883	895
Gains (losses) on financial transactions	404	90	321	371	307	108	166
Other operating income *	106	243	90	(219)	103	268	128
Gross income	3,409	3,218	3,253	2,950	3,333	3,278	3,227
Operating expenses	(1,670)	(1,679)	(1,689)	(1,699)	(1,726)	(1,710)	(1,685)
General administrative expenses	(1,560)	(1,557)	(1,565)	(1,591)	(1,615)	(1,605)	(1,578)
Personnel	(800)	(821)	(790)	(813)	(825)	(829)	(806)
Other general administrative expenses	(761)	(737)	(775)	(778)	(789)	(775)	(772)
Depreciation and amortisation	(109)	(121)	(124)	(109)	(111)	(106)	(107)
Net operating income	1,739	1,539	1,564	1,251	1,608	1,568	1,542
Net loan-loss provisions	(637)	(512)	(495)	(331)	(437)	(280)	(354)
Other income	(139)	(186)	(137)	(291)	(114)	(188)	(112)
Underlying profit before taxes	963	842	932	629	1,057	1,100	1,075
Tax on profit	(252)	(216)	(242)	(177)	(281)	(307)	(292)
Underlying profit from continuing operations	712	625	690	452	776	793	783
Net profit from discontinued operations	0	0	(0)	—	—	—	—
Underlying consolidated profit	712	625	690	452	776	793	783
Minority interests	72	65	65	59	69	80	98
Underlying attributable profit to the Group	640	560	625	393	706	712	685
Net capital gains and provisions **	—	—	—	—	—	(120)	—
Attributable profit to the Group	640	560	625	393	706	592	685
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans ***	279,925	280,580	278,723	287,253	289,694	293,891	294,084
Financial assets held for trading (w/o loans)	74,811	60,871	57,922	60,151	65,000	63,275	67,464
Financial assets available-for-sale	60,661	61,076	59,142	60,913	57,583	54,818	55,726
Central banks and credit institutions ***	74,853	60,460	82,787	76,111	78,925	69,798	72,756
Tangible and intangible assets	11,241	11,158	11,172	11,798	11,780	11,798	11,521
Other assets	33,742	33,725	39,847	42,420	40,526	41,475	43,711
Total assets/liabilities & shareholders’ equity	535,232	507,870	529,594	538,645	543,507	535,055	545,261
Customer deposits ***	268,190	263,955	263,013	263,462	266,841	264,410	268,800
Debt securities issued ***	49,703	47,923	47,440	51,104	50,784	52,056	53,038
Liabilities under insurance contracts	669	647	643	626	655	643	664
Central banks and credit institutions ***	113,470	101,541	125,068	132,688	125,499	116,157	120,284
Other liabilities	72,885	62,801	61,140	58,251	65,840	68,434	69,415
Stockholders’ equity ****	30,315	31,003	32,290	32,515	33,889	33,355	33,061
Other managed and marketed customer funds	72,601	71,426	68,027	71,389	70,481	70,180	71,681
Mutual funds	51,486	50,915	48,249	51,293	51,151	51,444	52,778
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979	11,034
Managed portfolios	9,155	9,008	8,558	8,720	8,227	7,757	7,869
Managed and marketed customer funds	390,494	383,304	378,480	385,954	388,106	386,647	393,518

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Other information
NPL ratio	8.52	8.15	7.89	7.27	7.08	6.84	6.43
Coverage ratio	58.6	58.9	60.4	64.2	65.4	61.3	61.3
Cost of credit	0.95	0.86	0.77	0.68	0.60	0.51	0.46

Continental Europe

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	6,104	5,985	118	2.0
Net fee income	2,655	2,557	98	3.8
Gains (losses) on financial transactions	581	811	(230)	(28.4)
Other operating income *	498	439	60	13.6
Gross income	9,838	9,792	46	0.5
Operating expenses	(5,121)	(4,999)	(122)	2.4
General administrative expenses	(4,797)	(4,648)	(150)	3.2
Personnel	(2,461)	(2,390)	(70)	2.9
Other general administrative expenses	(2,337)	(2,257)	(79)	3.5
Depreciation and amortisation	(324)	(352)	28	(7.9)
Net operating income	4,717	4,793	(76)	(1.6)
Net loan-loss provisions	(1,071)	(1,632)	561	(34.4)
Other income	(414)	(462)	48	(10.3)
Underlying profit before taxes	3,231	2,700	532	19.7
Tax on profit	(880)	(702)	(178)	25.3
Underlying profit from continuing operations	2,352	1,997	354	17.7
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	2,352	1,997	354	17.7
Minority interests	248	197	51	26.0
Underlying attributable profit to the Group	2,104	1,801	303	16.8
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	1,984	1,801	183	10.2
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans ***	294,084	278,974	15,110	5.4
Financial assets held for trading (w/o loans)	67,464	57,908	9,557	16.5
Financial assets available-for-sale	55,726	59,088	(3,362)	(5.7)
Central banks and credit institutions ***	72,756	82,823	(10,068)	(12.2)
Tangible and intangible assets	11,521	11,174	347	3.1
Other assets	43,711	39,854	3,857	9.7
Total assets/liabilities & shareholders’ equity	545,261	529,820	15,441	2.9
Customer deposits ***	268,800	262,870	5,929	2.3
Debt securities issued ***	53,038	47,632	5,406	11.3
Liabilities under insurance contracts	664	643	20	3.1
Central banks and credit institutions ***	120,284	125,250	(4,966)	(4.0)
Other liabilities	69,415	61,098	8,317	13.6
Stockholders’ equity ****	33,061	32,325	735	2.3
Other managed and marketed customer funds	71,681	67,970	3,710	5.5
Mutual funds	52,778	48,189	4,589	9.5
Pension funds	11,034	11,220	(187)	(1.7)
Managed portfolios	7,869	8,561	(692)	(8.1)
Managed and marketed customer funds	393,518	378,473	15,045	4.0

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Continental Europe

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	2,037	1,976	1,972	1,949	2,049	2,019	2,035
Net fee income	838	869	851	838	878	883	894
Gains (losses) on financial transactions	402	89	320	371	307	108	166
Other operating income *	106	243	90	(217)	102	268	128
Gross income	3,383	3,177	3,233	2,941	3,336	3,278	3,224
Operating expenses	(1,658)	(1,661)	(1,680)	(1,694)	(1,726)	(1,711)	(1,684)
General administrative expenses	(1,550)	(1,541)	(1,557)	(1,586)	(1,615)	(1,605)	(1,577)
Personnel	(794)	(812)	(785)	(811)	(826)	(830)	(805)
Other general administrative expenses	(756)	(729)	(772)	(776)	(790)	(776)	(771)
Depreciation and amortisation	(108)	(120)	(123)	(108)	(111)	(106)	(107)
Net operating income	1,724	1,516	1,553	1,247	1,609	1,568	1,540
Net loan-loss provisions	(633)	(506)	(492)	(330)	(437)	(280)	(354)
Other income	(139)	(185)	(138)	(290)	(114)	(188)	(112)
Underlying profit before taxes	952	824	923	627	1,058	1,100	1,074
Tax on profit	(249)	(213)	(240)	(177)	(282)	(307)	(291)
Underlying profit from continuing operations	703	611	683	450	776	793	783
Net profit from discontinued operations	0	0	(0)	—	—	—	—
Underlying consolidated profit	703	611	683	450	776	793	783
Minority interests	70	63	63	59	69	81	98
Underlying attributable profit to the Group	633	548	620	391	707	712	684
Net capital gains and provisions **	—	—	—	—	—	(120)	—
Attributable profit to the Group	633	548	620	391	707	592	684
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans ***	278,257	279,729	278,974	287,551	289,963	294,850	294,084
Financial assets held for trading (w/o loans)	74,739	60,837	57,908	60,141	64,992	63,303	67,464
Financial assets available-for-sale	60,301	60,886	59,088	60,880	57,571	54,987	55,726
Central banks and credit institutions ***	74,694	60,417	82,823	75,988	79,031	69,834	72,756
Tangible and intangible assets	11,197	11,151	11,174	11,762	11,805	11,799	11,521
Other assets	33,547	33,647	39,854	42,409	40,549	41,541	43,711
Total assets/liabilities & shareholders’ equity	532,736	506,667	529,820	538,732	543,910	536,315	545,261
Customer deposits ***	266,844	263,238	262,870	263,383	266,759	265,169	268,800
Debt securities issued ***	49,563	47,818	47,632	51,347	50,961	52,206	53,038
Liabilities under insurance contracts	669	647	643	626	655	643	664
Central banks and credit institutions ***	112,953	101,392	125,250	132,626	125,782	116,289	120,284
Other liabilities	72,658	62,683	61,098	58,225	65,809	68,538	69,415
Stockholders’ equity ****	30,049	30,890	32,325	32,526	33,944	33,471	33,061
Other managed and marketed customer funds	72,320	71,314	67,970	71,325	70,451	70,261	71,681
Mutual funds	51,277	50,803	48,189	51,251	51,108	51,526	52,778
Pension funds	11,960	11,503	11,220	11,376	11,103	10,979	11,034
Managed portfolios	9,083	9,008	8,561	8,698	8,240	7,756	7,869
Managed and marketed customer funds	388,727	382,370	378,473	386,056	388,171	387,636	393,518

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Spain

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	2,331	2,650	(320)	(12.1)
Net fee income	1,330	1,269	61	4.8
Gains (losses) on financial transactions	439	579	(141)	(24.3)
Other operating income *	330	343	(13)	(3.8)
Gross income	4,429	4,842	(412)	(8.5)
Operating expenses	(2,495)	(2,574)	79	(3.1)
General administrative expenses	(2,390)	(2,419)	29	(1.2)
Personnel	(1,225)	(1,255)	30	(2.4)
Other general administrative expenses	(1,166)	(1,165)	(1)	0.1
Depreciation and amortisation	(104)	(154)	50	(32.3)
Net operating income	1,935	2,268	(333)	(14.7)
Net loan-loss provisions	(500)	(835)	335	(40.1)
Other income	(170)	(174)	4	(2.1)
Underlying profit before taxes	1,264	1,259	6	0.5
Tax on profit	(364)	(359)	(5)	1.5
Underlying profit from continuing operations	900	900	0	0.0
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	900	900	0	0.0
Minority interests	15	16	(2)	(9.4)
Underlying attributable profit to the Group	885	883	2	0.2
Net capital gains and provisions **	(100)	—	(100)	—
Attributable profit to the Group	785	883	(98)	(11.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans ***	153,370	156,121	(2,751)	(1.8)
Financial assets held for trading (w/o loans)	64,890	54,935	9,955	18.1
Financial assets available-for-sale	39,143	44,340	(5,197)	(11.7)
Central banks and credit institutions ***	55,109	63,644	(8,536)	(13.4)
Tangible and intangible assets	2,623	2,886	(263)	(9.1)
Other assets	18,221	17,086	1,135	6.6
Total assets/liabilities & shareholders’ equity	333,355	339,011	(5,657)	(1.7)
Customer deposits ***	176,272	181,636	(5,364)	(3.0)
Debt securities issued ***	20,340	23,916	(3,576)	(15.0)
Liabilities under insurance contracts	541	533	8	1.6
Central banks and credit institutions ***	65,438	70,172	(4,734)	(6.7)
Other liabilities	57,352	50,117	7,235	14.4
Stockholders’ equity ****	13,412	12,637	775	6.1
Other managed and marketed customer funds	64,894	59,543	5,351	9.0
Mutual funds	48,076	43,145	4,931	11.4
Pension funds	10,128	10,308	(180)	(1.7)
Managed portfolios	6,690	6,090	600	9.9
Managed and marketed customer funds	261,506	265,095	(3,589)	(1.4)

(***).-  Including all on-balance sheet balances for this item

(****).-  Capital + reserves + profit + other accumulated results

Ratios (%) and other data
Underlying RoTE	8.83	10.06	(1.23 p.	)
Efficiency ratio (with amortisations)	56.3	53.2	3.16 p.
NPL ratio	5.82	6.61	(0.79 p.	)
Coverage ratio	47.6	47.8	(0.20 p.	)
Number of employees	23,182	24,231	(1,049)		(4.3)
Number of branches	2,993	3,487	(494)		(14.2)

Spain

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	957	856	837	780	819	783	728
Net fee income	414	440	415	419	424	449	456
Gains (losses) on financial transactions	302	35	242	205	224	65	149
Other operating income *	77	190	77	(165)	75	192	64
Gross income	1,749	1,522	1,571	1,238	1,543	1,489	1,398
Operating expenses	(855)	(856)	(863)	(860)	(837)	(834)	(824)
General administrative expenses	(810)	(803)	(806)	(824)	(801)	(799)	(791)
Personnel	(419)	(420)	(415)	(416)	(415)	(410)	(401)
Other general administrative expenses	(391)	(383)	(391)	(408)	(386)	(389)	(390)
Depreciation and amortisation	(45)	(53)	(57)	(36)	(36)	(35)	(33)
Net operating income	894	666	708	379	706	655	574
Net loan-loss provisions	(366)	(264)	(205)	(156)	(231)	(129)	(140)
Other income	(44)	(71)	(58)	(89)	(37)	(82)	(51)
Underlying profit before taxes	483	331	444	134	438	444	382
Tax on profit	(139)	(93)	(127)	(34)	(126)	(130)	(108)
Underlying profit from continuing operations	345	238	317	99	312	314	274
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	345	238	317	99	312	314	274
Minority interests	5	6	6	5	5	5	5
Underlying attributable profit to the Group	340	232	311	94	307	308	270
Net capital gains and provisions **	—	—	—	—	—	(100)	—
Attributable profit to the Group	340	232	311	94	307	208	270
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
(**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans ***	157,709	158,383	156,121	155,204	154,848	156,467	153,370
Financial assets held for trading (w/o loans)	71,286	57,553	54,935	57,401	62,233	60,310	64,890
Financial assets available-for-sale	46,297	46,643	44,340	44,057	40,743	39,074	39,143
Central banks and credit institutions ***	58,415	43,566	63,644	53,582	58,806	50,676	55,109
Tangible and intangible assets	2,866	2,904	2,886	2,874	2,635	2,714	2,623
Other assets	11,228	11,503	17,086	13,920	15,547	16,575	18,221
Total assets/liabilities & shareholders’ equity	347,801	320,551	339,011	327,039	334,813	325,816	333,355
Customer deposits ***	189,734	184,294	181,636	174,828	176,049	174,784	176,272
Debt securities issued ***	27,647	26,752	23,916	22,265	23,103	20,994	20,340
Liabilities under insurance contracts	566	551	533	536	542	544	541
Central banks and credit institutions ***	56,589	45,010	70,172	68,995	67,354	58,952	65,438
Other liabilities	62,091	52,112	50,117	47,502	54,500	56,814	57,352
Stockholders’ equity ****	11,174	11,832	12,637	12,913	13,264	13,728	13,412
Other managed and marketed customer funds	63,173	62,224	59,543	63,931	63,236	63,529	64,894
Mutual funds	45,936	45,471	43,145	46,563	46,447	46,907	48,076
Pension funds	10,992	10,587	10,308	10,455	10,194	10,079	10,128
Managed portfolios	6,244	6,167	6,090	6,914	6,594	6,543	6,690
Managed and marketed customer funds	280,554	273,270	265,095	261,024	262,388	259,308	261,506
(***).- Including all on-balance sheet balances for this item

(****).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	7.25	6.91	6.61	6.53	6.36	6.06	5.82
Coverage ratio	46.6	46.8	47.8	48.1	50.2	47.6	47.6
Cost of credit	0.97	0.84	0.71	0.62	0.54	0.45	0.41

Santander Consumer Finance

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	2,524	2,292	232	10.1
Net fee income	678	659	19	2.9
Gains (losses) on financial transactions	(12)	(5)	(7)	120.7
Other operating income *	30	23	7	29.5
Gross income	3,219	2,968	251	8.5
Operating expenses	(1,418)	(1,306)	(112)	8.6
General administrative expenses	(1,282)	(1,180)	(102)	8.7
Personnel	(604)	(554)	(50)	9.0
Other general administrative expenses	(678)	(626)	(52)	8.3
Depreciation and amortisation	(136)	(127)	(10)	7.6
Net operating income	1,801	1,662	139	8.4
Net loan-loss provisions	(300)	(440)	140	(31.8)
Other income	(115)	(102)	(13)	13.0
Underlying profit before taxes	1,385	1,119	266	23.8
Tax on profit	(411)	(314)	(96)	30.6
Underlying profit from continuing operations	974	805	170	21.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	974	805	170	21.1
Minority interests	139	102	37	36.0
Underlying attributable profit to the Group	835	702	133	18.9
Net capital gains and provisions **	(11)	—	(11)	—
Attributable profit to the Group	824	702	122	17.3
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans ***	82,525	70,067	12,458	17.8
Financial assets held for trading (w/o loans)	32	90	(57)	(64.0)
Financial assets available-for-sale	3,930	2,876	1,054	36.6
Central banks and credit institutions ***	2,221	1,697	525	30.9
Tangible and intangible assets	658	749	(91)	(12.1)
Other assets	7,265	6,295	970	15.4
Total assets/liabilities & shareholders’ equity	96,632	81,774	14,859	18.2
Customer deposits ***	34,339	31,789	2,550	8.0
Debt securities issued ***	27,275	20,457	6,818	33.3
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions ***	21,908	16,264	5,644	34.7
Other liabilities	5,569	4,934	635	12.9
Stockholders’ equity ****	7,542	8,329	(788)	(9.5)
Other managed and marketed customer funds	7	7	0	2.0
Mutual funds	2	2	(0)	(0.2)
Pension funds	6	5	0	2.7
Managed portfolios	—	—	—	—
Managed and marketed customer funds	61,621	52,253	9,368	17.9

(***).- Including all on-balance sheet balances for this item

(****).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
Underlying RoTE	15.19	12.73	2.46 p.
Efficiency ratio (with amortisations)	44.1	44.0	0.04 p.
NPL ratio	2.86	4.15	(1.29 p.	)
Coverage ratio	110.7	107.2	3.50 p.
Number of employees	14,828	14,138	690		4.9
Number of branches	573	592	(19)		(3.2)

Santander Consumer Finance

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	729	775	788	805	811	833	880
Net fee income	220	216	223	218	230	228	219
Gains (losses) on financial transactions	0	(8)	3	(6)	(1)	(5)	(6)
Other operating income *	10	9	4	(19)	6	11	13
Gross income	959	991	1,018	998	1,045	1,068	1,106
Operating expenses	(422)	(442)	(443)	(467)	(483)	(468)	(467)
General administrative expenses	(384)	(398)	(398)	(422)	(435)	(425)	(422)
Personnel	(179)	(200)	(174)	(193)	(201)	(201)	(201)
Other general administrative expenses	(205)	(198)	(224)	(229)	(234)	(225)	(220)
Depreciation and amortisation	(38)	(44)	(45)	(46)	(48)	(43)	(45)
Net operating income	537	549	575	530	562	600	639
Net loan-loss provisions	(168)	(131)	(142)	(97)	(114)	(70)	(116)
Other income	(22)	(36)	(44)	(50)	(39)	(41)	(36)
Underlying profit before taxes	348	382	389	383	410	488	487
Tax on profit	(96)	(110)	(108)	(112)	(117)	(152)	(142)
Underlying profit from continuing operations	251	272	281	271	293	336	346
Net profit from discontinued operations	0	0	(0)	—	—	—	—
Underlying consolidated profit	251	272	281	271	293	336	346
Minority interests	31	31	40	35	42	43	55
Underlying attributable profit to the Group	220	241	242	236	251	293	291
Net capital gains and provisions **	—	—	—	—	—	(11)	—
Attributable profit to the Group	220	241	242	236	251	282	291
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans ***	68,690	69,546	70,067	73,709	76,235	79,592	82,525
Financial assets held for trading (w/o loans)	31	59	90	94	34	31	32
Financial assets available-for-sale	1,122	1,841	2,876	3,654	3,624	3,524	3,930
Central banks and credit institutions ***	3,316	4,078	1,697	2,297	2,142	2,046	2,221
Tangible and intangible assets	779	767	749	692	672	675	658
Other assets	6,455	6,059	6,295	8,087	6,539	7,117	7,265
Total assets/liabilities & shareholders’ equity	80,392	82,350	81,774	88,534	89,247	92,985	96,632
Customer deposits ***	30,989	31,810	31,789	32,595	33,195	32,981	34,339
Debt securities issued ***	18,984	18,113	20,457	23,347	22,433	25,399	27,275
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions ***	18,285	20,573	16,264	20,314	20,707	22,312	21,908
Other liabilities	4,273	4,051	4,934	4,325	4,640	5,059	5,569
Stockholders’ equity ****	7,861	7,803	8,329	7,953	8,271	7,233	7,542
Other managed and marketed customer funds	7	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2	2
Pension funds	5	5	5	5	5	5	6
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	49,980	49,930	52,253	55,950	55,635	58,388	61,621

(***).- Including all on-balance sheet balances for this item

(****).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	4.52	4.25	4.15	3.42	3.28	2.95	2.86
Coverage ratio	103.6	104.9	107.2	109.1	111.9	110.6	110.7
Cost of credit	0.93	0.91	0.87	0.77	0.64	0.55	0.49

Santander Consumer Finance

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	2,524	2,255	269	11.9
Net fee income	678	655	22	3.4
Gains (losses) on financial transactions	(12)	(5)	(7)	120.5
Other operating income *	30	23	7	28.8
Gross income	3,219	2,927	292	10.0
Operating expenses	(1,418)	(1,290)	(128)	10.0
General administrative expenses	(1,282)	(1,164)	(118)	10.1
Personnel	(604)	(545)	(58)	10.7
Other general administrative expenses	(678)	(619)	(60)	9.7
Depreciation and amortisation	(136)	(126)	(10)	8.3
Net operating income	1,801	1,638	163	10.0
Net loan-loss provisions	(300)	(434)	134	(30.9)
Other income	(115)	(102)	(14)	13.3
Underlying profit before taxes	1,385	1,101	284	25.8
Tax on profit	(411)	(310)	(101)	32.5
Underlying profit from continuing operations	974	791	183	23.1
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	974	791	183	23.1
Minority interests	139	102	38	37.0
Underlying attributable profit to the Group	835	690	145	21.1
Net capital gains and provisions **	(11)	—	(11)	—
Attributable profit to the Group	824	690	134	19.5
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans ***	82,525	70,618	11,907	16.9
Financial assets held for trading (w/o loans)	32	93	(60)	(65.1)
Financial assets available-for-sale	3,930	2,914	1,016	34.9
Central banks and credit institutions ***	2,221	1,732	489	28.2
Tangible and intangible assets	658	751	(93)	(12.4)
Other assets	7,265	6,334	932	14.7
Total assets/liabilities & shareholders’ equity	96,632	82,442	14,190	17.2
Customer deposits ***	34,339	31,989	2,350	7.3
Debt securities issued ***	27,275	20,658	6,617	32.0
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions ***	21,908	16,442	5,466	33.2
Other liabilities	5,569	4,952	617	12.5
Stockholders’ equity ****	7,542	8,401	(860)	(10.2)
Other managed and marketed customer funds	7	7	0	2.0
Mutual funds	2	2	(0)	(0.2)
Pension funds	6	5	0	2.7
Managed portfolios	—	—	—	—
Managed and marketed customer funds	61,621	52,654	8,967	17.0

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Santander Consumer Finance

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	717	756	781	802	813	832	878
Net fee income	219	214	222	217	230	228	219
Gains (losses) on financial transactions	(0)	(8)	3	(6)	(1)	(5)	(6)
Other operating income *	10	9	4	(19)	6	11	13
Gross income	945	971	1,011	995	1,048	1,067	1,104
Operating expenses	(416)	(434)	(440)	(466)	(484)	(468)	(466)
General administrative expenses	(379)	(390)	(395)	(420)	(436)	(425)	(421)
Personnel	(176)	(197)	(172)	(192)	(202)	(201)	(201)
Other general administrative expenses	(202)	(194)	(223)	(228)	(234)	(224)	(220)
Depreciation and amortisation	(37)	(44)	(45)	(45)	(48)	(43)	(45)
Net operating income	529	537	571	529	564	599	638
Net loan-loss provisions	(165)	(128)	(141)	(97)	(115)	(70)	(116)
Other income	(22)	(36)	(44)	(50)	(39)	(41)	(36)
Underlying profit before taxes	342	373	386	383	411	488	486
Tax on profit	(95)	(108)	(107)	(112)	(117)	(152)	(141)
Underlying profit from continuing operations	247	265	279	271	294	336	345
Net profit from discontinued operations	0	0	(0)	—	—	—	—
Underlying consolidated profit	247	265	279	271	294	336	345
Minority interests	31	31	40	35	42	43	55
Underlying attributable profit to the Group	216	235	239	236	252	293	290
Net capital gains and provisions **	—	—	—	—	—	(11)	—
Attributable profit to the Group	216	235	239	236	252	281	290
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).-Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans ***	68,200	69,227	70,618	74,371	76,692	80,045	82,525
Financial assets held for trading (w/o loans)	30	59	93	98	36	32	32
Financial assets available-for-sale	1,082	1,816	2,914	3,713	3,662	3,572	3,930
Central banks and credit institutions ***	3,305	4,064	1,732	2,338	2,181	2,068	2,221
Tangible and intangible assets	777	765	751	694	674	677	658
Other assets	6,409	6,035	6,334	8,134	6,567	7,142	7,265
Total assets/liabilities & shareholders’ equity	79,802	81,967	82,442	89,348	89,811	93,535	96,632
Customer deposits ***	30,804	31,687	31,989	32,842	33,370	33,179	34,339
Debt securities issued ***	18,862	18,021	20,658	23,596	22,618	25,535	27,275
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions ***	18,086	20,461	16,442	20,519	20,839	22,452	21,908
Other liabilities	4,256	4,040	4,952	4,349	4,653	5,074	5,569
Stockholders’ equity ****	7,794	7,758	8,401	8,044	8,330	7,296	7,542
Other managed and marketed customer funds	7	7	7	7	7	7	7
Mutual funds	2	2	2	2	2	2	2
Pension funds	5	5	5	5	5	5	6
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	49,673	49,714	52,654	56,445	55,996	58,721	61,621

(***).-	Including all on-balance sheet balances for this item
(****).-	Capital + reserves + profit + other accumulated results

Poland

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	612	579	33	5.6
Net fee income	299	313	(14)	(4.6)
Gains (losses) on financial transactions	69	90	(21)	(23.2)
Other operating income *	6	2	4	162.7
Gross income	985	985	1	0.1
Operating expenses	(440)	(451)	11	(2.3)
General administrative expenses	(397)	(417)	20	(4.8)
Personnel	(227)	(243)	16	(6.6)
Other general administrative expenses	(170)	(174)	4	(2.3)
Depreciation and amortisation	(43)	(34)	(9)	27.7
Net operating income	545	534	11	2.2
Net loan-loss provisions	(110)	(124)	14	(11.2)
Other income	(57)	(0)	(57)	—
Profit before taxes	378	410	(31)	(7.6)
Tax on profit	(83)	(77)	(6)	7.9
Profit from continuing operations	296	333	(37)	(11.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	296	333	(37)	(11.2)
Minority interests	87	90	(2)	(2.7)
Attributable profit to the Group	208	243	(35)	(14.3)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	20,226	18,466	1,759	9.5
Financial assets held for trading (w/o loans)	691	1,032	(341)	(33.0)
Financial assets available-for-sale	5,216	5,500	(284)	(5.2)
Central banks and credit institutions **	877	1,085	(208)	(19.2)
Tangible and intangible assets	246	229	17	7.2
Other assets	1,733	1,854	(121)	(6.5)
Total assets/liabilities & shareholders’ equity	28,987	28,166	822	2.9
Customer deposits **	22,000	20,404	1,596	7.8
Debt securities issued **	505	501	5	1.0
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	782	1,396	(614)	(44.0)
Other liabilities	3,271	3,476	(206)	(5.9)
Stockholders’ equity ***	2,428	2,388	41	1.7
Other managed and marketed customer funds	3,351	3,607	(256)	(7.1)
Mutual funds	3,245	3,500	(255)	(7.3)
Pension funds	—	—	—	—
Managed portfolios	106	107	(1)	(0.9)
Managed and marketed customer funds	25,857	24,512	1,345	5.5

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	11.90	14.01	(2.11 p.	)
Efficiency ratio (with amortisations)	44.7	45.8	(1.11 p.	)
NPL ratio	5.71	7.14	(1.43 p.	)
Coverage ratio	68.9	63.1	5.80 p.
Number of employees	11,781	11,626	155		1.3
Number of branches	658	752	(94)		(12.5)

Poland

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	191	192	196	203	197	200	215
Net fee income	100	110	103	109	96	97	106
Gains (losses) on financial transactions	54	19	18	22	25	30	14
Other operating income *	(4)	16	(9)	(42)	(6)	17	(5)
Gross income	340	336	309	292	311	345	330
Operating expenses	(151)	(153)	(146)	(143)	(145)	(146)	(149)
General administrative expenses	(139)	(142)	(136)	(133)	(131)	(132)	(134)
Personnel	(81)	(82)	(79)	(81)	(74)	(75)	(77)
Other general administrative expenses	(58)	(60)	(57)	(51)	(57)	(56)	(57)
Depreciation and amortisation	(12)	(11)	(11)	(11)	(14)	(14)	(15)
Net operating income	190	182	162	149	166	199	181
Net loan-loss provisions	(39)	(46)	(39)	(44)	(33)	(34)	(43)
Other income	(1)	(2)	3	(4)	(22)	(29)	(6)
Profit before taxes	150	135	125	101	111	136	132
Tax on profit	(27)	(23)	(26)	(24)	(23)	(28)	(32)
Profit from continuing operations	122	112	99	77	88	108	100
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	122	112	99	77	88	108	100
Minority interests	33	30	26	20	24	33	31
Attributable profit to the Group	89	82	73	57	64	75	69
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	18,303	18,329	18,466	18,977	19,616	19,524	20,226
Financial assets held for trading (w/o loans)	1,258	1,132	1,032	894	858	1,026	691
Financial assets available-for-sale	5,355	5,647	5,500	5,305	5,515	4,713	5,216
Central banks and credit institutions **	1,186	1,206	1,085	1,153	719	1,179	877
Tangible and intangible assets	241	235	229	260	252	239	246
Other assets	2,206	1,698	1,854	2,523	1,589	1,701	1,733
Total assets/liabilities & shareholders’ equity	28,548	28,248	28,166	29,112	28,549	28,382	28,987
Customer deposits **	20,481	20,181	20,404	21,460	21,329	21,136	22,000
Debt securities issued **	340	450	501	498	547	528	505
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	1,540	1,659	1,396	1,152	670	1,059	782
Other liabilities	3,786	3,591	3,476	3,515	3,426	3,361	3,271
Stockholders’ equity ***	2,402	2,367	2,388	2,487	2,577	2,298	2,428
Other managed and marketed customer funds	3,960	3,928	3,607	3,209	3,249	3,146	3,351
Mutual funds	3,813	3,766	3,500	3,106	3,158	3,047	3,245
Pension funds	—	—	—	—	—	—	—
Managed portfolios	147	162	107	103	91	99	106
Managed and marketed customer funds	24,781	24,559	24,512	25,168	25,125	24,810	25,857
(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results
Other information
NPL ratio	7.33	7.07	7.14	6.30	5.93	5.84	5.71
Coverage ratio	61.6	63.5	63.1	64.0	67.0	65.8	68.9
Cost of credit	1.00	1.00	0.96	0.87	0.82	0.75	0.76

Poland

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	612	552	59	10.7
Net fee income	299	299	0	0.0
Gains (losses) on financial transactions	69	86	(17)	(19.5)
Other operating income *	6	2	4	175.4
Gross income	985	939	47	5.0
Operating expenses	(440)	(430)	(10)	2.4
General administrative expenses	(397)	(398)	1	(0.1)
Personnel	(227)	(231)	5	(2.0)
Other general administrative expenses	(170)	(166)	(4)	2.5
Depreciation and amortisation	(43)	(32)	(11)	33.9
Net operating income	545	509	36	7.1
Net loan-loss provisions	(110)	(118)	8	(6.9)
Other income	(57)	(0)	(57)	—
Profit before taxes	378	391	(12)	(3.2)
Tax on profit	(83)	(73)	(10)	13.1
Profit from continuing operations	296	318	(22)	(6.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	296	318	(22)	(6.9)
Minority interests	87	86	2	2.0
Attributable profit to the Group	208	232	(24)	(10.2)
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	20,226	18,148	2,077	11.4
Financial assets held for trading (w/o loans)	691	1,014	(323)	(31.9)
Financial assets available-for-sale	5,216	5,405	(189)	(3.5)
Central banks and credit institutions **	877	1,067	(190)	(17.8)
Tangible and intangible assets	246	225	21	9.1
Other assets	1,733	1,822	(89)	(4.9)
Total assets/liabilities & shareholders’ equity	28,987	27,680	1,307	4.7
Customer deposits **	22,000	20,053	1,948	9.7
Debt securities issued **	505	492	13	2.7
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	782	1,372	(590)	(43.0)
Other liabilities	3,271	3,416	(146)	(4.3)
Stockholders’ equity ***	2,428	2,347	82	3.5
Other managed and marketed customer funds	3,351	3,545	(194)	(5.5)
Mutual funds	3,245	3,440	(195)	(5.7)
Pension funds	—	—	—	—
Managed portfolios	106	105	1	0.8
Managed and marketed customer funds	25,857	24,090	1,767	7.3

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Poland

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	184	180	189	198	197	201	214
Net fee income	96	103	99	106	96	97	105
Gains (losses) on financial transactions	52	17	17	22	25	30	14
Other operating income *	(4)	15	(8)	(40)	(6)	17	(5)
Gross income	327	315	297	286	311	346	328
Operating expenses	(145)	(144)	(141)	(140)	(145)	(146)	(148)
General administrative expenses	(134)	(133)	(130)	(130)	(131)	(132)	(133)
Personnel	(78)	(77)	(76)	(80)	(74)	(76)	(77)
Other general administrative expenses	(56)	(56)	(54)	(50)	(57)	(57)	(57)
Depreciation and amortisation	(11)	(11)	(10)	(10)	(14)	(14)	(15)
Net operating income	182	171	156	146	166	199	180
Net loan-loss provisions	(38)	(43)	(38)	(43)	(33)	(34)	(43)
Other income	(1)	(2)	3	(4)	(22)	(29)	(6)
Profit before taxes	144	126	121	100	111	136	131
Tax on profit	(26)	(21)	(25)	(24)	(23)	(28)	(32)
Profit from continuing operations	118	105	96	76	88	108	100
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	118	105	96	76	88	108	100
Minority interests	32	28	25	20	24	33	31
Attributable profit to the Group	85	76	70	56	64	75	69
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	17,312	17,786	18,148	18,734	19,336	20,053	20,226
Financial assets held for trading (w/o loans)	1,190	1,099	1,014	882	846	1,054	691
Financial assets available-for-sale	5,065	5,480	5,405	5,237	5,436	4,841	5,216
Central banks and credit institutions **	1,122	1,171	1,067	1,138	709	1,210	877
Tangible and intangible assets	228	228	225	256	249	245	246
Other assets	2,086	1,648	1,822	2,491	1,566	1,747	1,733
Total assets/liabilities & shareholders’ equity	27,003	27,410	27,680	28,740	28,142	29,151	28,987
Customer deposits **	19,372	19,582	20,053	21,185	21,025	21,708	22,000
Debt securities issued **	322	437	492	492	539	542	505
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	1,457	1,610	1,372	1,137	660	1,088	782
Other liabilities	3,581	3,484	3,416	3,470	3,377	3,452	3,271
Stockholders’ equity ***	2,272	2,297	2,347	2,455	2,541	2,361	2,428
Other managed and marketed customer funds	3,746	3,812	3,545	3,168	3,203	3,231	3,351
Mutual funds	3,607	3,654	3,440	3,067	3,113	3,129	3,245
Pension funds	—	—	—	—	—	—	—
Managed portfolios	139	157	105	102	90	102	106
Managed and marketed customer funds	23,439	23,831	24,090	24,846	24,767	25,482	25,857

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Poland

PLN million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	2,665	2,407	259	10.7
Net fee income	1,301	1,301	1	0.0
Gains (losses) on financial transactions	301	374	(73)	(19.5)
Other operating income *	26	9	16	175.4
Gross income	4,293	4,091	203	5.0
Operating expenses	(1,917)	(1,872)	(45)	2.4
General administrative expenses	(1,730)	(1,732)	3	(0.1)
Personnel	(987)	(1,008)	21	(2.0)
Other general administrative expenses	(743)	(725)	(18)	2.5
Depreciation and amortisation	(188)	(140)	(47)	33.9
Net operating income	2,376	2,218	158	7.1
Net loan-loss provisions	(479)	(515)	36	(6.9)
Other income	(249)	(1)	(247)	—
Profit before taxes	1,648	1,702	(54)	(3.2)
Tax on profit	(360)	(318)	(42)	13.1
Profit from continuing operations	1,289	1,384	(96)	(6.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,289	1,384	(96)	(6.9)
Minority interests	381	373	7	2.0
Attributable profit to the Group	908	1,011	(103)	(10.2)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	87,359	78,386	8,973	11.4
Financial assets held for trading (w/o loans)	2,983	4,379	(1,396)	(31.9)
Financial assets available-for-sale	22,527	23,344	(817)	(3.5)
Central banks and credit institutions **	3,788	4,607	(819)	(17.8)
Tangible and intangible assets	1,061	973	89	9.1
Other assets	7,484	7,869	(385)	(4.9)
Total assets/liabilities & shareholders’ equity	125,202	119,557	5,645	4.7
Customer deposits **	95,025	86,613	8,412	9.7
Debt securities issued **	2,183	2,125	58	2.7
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	3,379	5,928	(2,548)	(43.0)
Other liabilities	14,126	14,756	(630)	(4.3)
Stockholders’ equity ***	10,489	10,136	353	3.5
Other managed and marketed customer funds	14,475	15,312	(837)	(5.5)
Mutual funds	14,018	14,859	(841)	(5.7)
Pension funds	—	—	—	—
Managed portfolios	457	454	4	0.8
Managed and marketed customer funds	111,683	104,050	7,632	7.3

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Poland

PLN million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	800	784	822	863	858	876	931
Net fee income	420	448	433	463	418	425	459
Gains (losses) on financial transactions	225	74	75	96	108	130	62
Other operating income *	(19)	65	(37)	(175)	(27)	76	(23)
Gross income	1,427	1,371	1,293	1,247	1,357	1,507	1,430
Operating expenses	(632)	(626)	(614)	(611)	(632)	(638)	(647)
General administrative expenses	(584)	(580)	(569)	(566)	(572)	(576)	(581)
Personnel	(341)	(335)	(332)	(347)	(324)	(330)	(334)
Other general administrative expenses	(243)	(245)	(237)	(219)	(249)	(247)	(247)
Depreciation and amortisation	(48)	(46)	(45)	(45)	(60)	(62)	(66)
Net operating income	794	745	679	636	724	869	783
Net loan-loss provisions	(164)	(187)	(164)	(186)	(144)	(149)	(186)
Other income	(3)	(9)	11	(16)	(97)	(126)	(25)
Profit before taxes	627	549	526	435	483	593	573
Tax on profit	(115)	(93)	(110)	(104)	(99)	(122)	(138)
Profit from continuing operations	512	456	416	331	384	471	434
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	512	456	416	331	384	471	434
Minority interests	140	123	110	86	103	144	134
Attributable profit to the Group	372	333	306	245	281	327	300
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	74,776	76,820	78,386	80,918	83,517	86,614	87,359
Financial assets held for trading (w/o loans)	5,141	4,746	4,379	3,810	3,653	4,553	2,983
Financial assets available-for-sale	21,876	23,668	23,344	22,622	23,479	20,908	22,527
Central banks and credit institutions **	4,845	5,056	4,607	4,916	3,063	5,228	3,788
Tangible and intangible assets	984	983	973	1,108	1,074	1,059	1,061
Other assets	9,011	7,117	7,869	10,759	6,765	7,546	7,484
Total assets/liabilities & shareholders’ equity	116,632	118,390	119,557	124,132	121,551	125,909	125,202
Customer deposits **	83,671	84,580	86,613	91,504	90,810	93,761	95,025
Debt securities issued **	1,390	1,887	2,125	2,125	2,329	2,343	2,183
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	6,293	6,953	5,928	4,910	2,851	4,699	3,379
Other liabilities	15,466	15,048	14,756	14,989	14,587	14,910	14,126
Stockholders’ equity ***	9,812	9,921	10,136	10,604	10,973	10,196	10,489
Other managed and marketed customer funds	16,179	16,464	15,312	13,684	13,833	13,957	14,475
Mutual funds	15,578	15,784	14,859	13,245	13,445	13,516	14,018
Pension funds	—	—	—	—	—	—	—
Managed portfolios	601	680	454	439	389	441	457
Managed and marketed customer funds	101,240	102,931	104,050	107,314	106,972	110,062	111,683

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Portugal

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	551	417	134	32.1
Net fee income	245	202	43	21.3
Gains (losses) on financial transactions	73	41	32	77.3
Other operating income *	49	38	11	28.5
Gross income	917	698	220	31.5
Operating expenses	(445)	(369)	(76)	20.6
General administrative expenses	(418)	(342)	(75)	22.0
Personnel	(256)	(216)	(40)	18.5
Other general administrative expenses	(162)	(127)	(35)	28.0
Depreciation and amortisation	(28)	(27)	(1)	3.1
Net operating income	472	328	143	43.7
Net loan-loss provisions	(44)	(67)	23	(33.8)
Other income	(29)	(21)	(8)	35.7
Underlying profit before taxes	399	240	158	65.9
Tax on profit	(95)	(59)	(36)	60.2
Underlying profit from continuing operations	304	181	123	67.8
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	304	181	123	67.8
Minority interests	2	0	2	620.1
Underlying attributable profit to the Group	302	181	121	67.0
Net capital gains and provisions **	(9)	—	(9)	—
Attributable profit to the Group	293	181	113	62.3
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans ***	27,595	23,029	4,565	19.8
Financial assets held for trading (w/o loans)	1,718	1,801	(84)	(4.6)
Financial assets available-for-sale	5,868	5,736	133	2.3
Central banks and credit institutions ***	2,104	1,715	390	22.7
Tangible and intangible assets	696	696	(1)	(0.1)
Other assets	8,456	6,381	2,074	32.5
Total assets/liabilities & shareholders’ equity	46,436	39,358	7,078	18.0
Customer deposits ***	30,374	24,091	6,283	26.1
Debt securities issued ***	4,221	2,566	1,656	64.5
Liabilities under insurance contracts	39	22	17	78.1
Central banks and credit institutions ***	7,415	9,384	(1,970)	(21.0)
Other liabilities	1,054	920	134	14.5
Stockholders’ equity ****	3,333	2,376	958	40.3
Other managed and marketed customer funds	2,655	2,801	(145)	(5.2)
Mutual funds	1,356	1,489	(133)	(8.9)
Pension funds	900	906	(6)	(0.6)
Managed portfolios	400	406	(6)	(1.6)
Managed and marketed customer funds	37,251	29,457	7,794	26.5
(***).- Including all on-balance sheet balances for this item (****).- Capital + reserves + profit + other accumulated results
Ratios (%) and other data
Underlying RoTE	13.46	10.15	3.31 p.
Efficiency ratio (with amortisations)	48.6	52.9	(4.37 p. )
NPL ratio	9.40	8.86	0.54 p.
Coverage ratio	57.8	56.2	1.60 p.
Number of employees	6,393	5,423	970	17.9
Number of branches	727	575	152	26.4

Portugal

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	142	141	134	138	183	188	180
Net fee income	68	67	66	62	90	74	80
Gains (losses) on financial transactions	15	10	16	123	54	15	4
Other operating income *	13	16	10	(5)	10	16	23
Gross income	238	234	226	318	337	293	287
Operating expenses	(123)	(122)	(124)	(125)	(154)	(149)	(142)
General administrative expenses	(114)	(113)	(115)	(116)	(145)	(140)	(133)
Personnel	(71)	(72)	(72)	(75)	(88)	(88)	(80)
Other general administrative expenses	(42)	(41)	(43)	(41)	(57)	(52)	(52)
Depreciation and amortisation	(10)	(9)	(9)	(9)	(9)	(9)	(9)
Net operating income	115	112	102	193	183	144	145
Net loan-loss provisions	(22)	(21)	(24)	(5)	(22)	(6)	(16)
Other income	(21)	(23)	23	(10)	(2)	(21)	(5)
Underlying profit before taxes	72	67	101	178	158	116	124
Tax on profit	(17)	(18)	(24)	(58)	(37)	(27)	(31)
Underlying profit from continuing operations	55	49	77	120	122	89	93
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	55	49	77	120	122	89	93
Minority interests	0	(0)	0	1	1	1	1
Underlying attributable profit to the Group	55	49	77	119	121	89	92
Net capital gains and provisions **	—	—	—	—	—	(9)	—
Attributable profit to the Group	55	49	77	119	121	80	92
(*).- Including dividends, income from equity-accounted method and other operating income/expenses (**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans ***	23,045	23,097	23,029	28,221	27,655	27,889	27,595
Financial assets held for trading (w/o loans)	2,160	2,076	1,801	1,678	1,761	1,763	1,718
Financial assets available-for-sale	6,877	5,711	5,736	6,799	6,158	5,951	5,868
Central banks and credit institutions ***	2,017	1,753	1,715	2,104	2,633	2,268	2,104
Tangible and intangible assets	700	693	696	720	702	708	696
Other assets	6,013	6,084	6,381	10,046	8,738	8,305	8,456
Total assets/liabilities & shareholders’ equity	40,813	39,415	39,358	49,568	47,647	46,883	46,436
Customer deposits ***	23,529	23,796	24,091	29,173	29,146	29,964	30,374
Debt securities issued ***	2,732	2,608	2,566	4,994	4,700	4,488	4,221
Liabilities under insurance contracts	30	24	22	20	45	44	39
Central banks and credit institutions ***	11,043	9,794	9,384	11,307	9,643	8,164	7,415
Other liabilities	888	971	920	1,351	1,183	1,063	1,054
Stockholders’ equity ****	2,591	2,221	2,376	2,724	2,929	3,160	3,333
Other managed and marketed customer funds	2,870	2,876	2,801	2,842	2,745	2,686	2,655
Mutual funds	1,530	1,555	1,489	1,512	1,444	1,389	1,356
Pension funds	962	910	906	915	902	894	900
Managed portfolios	379	411	406	416	399	403	400
Managed and marketed customer funds	29,131	29,281	29,457	37,009	36,591	37,138	37,251

(***).- Including all on-balance sheet balances for this item (****).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	8.96	8.80	8.86	7.46	8.55	10.46	9.40
Coverage ratio	52.4	54.2	56.2	99.0	87.7	61.9	57.8
Cost of credit	0.45	0.38	0.35	0.29	0.28	0.21	0.17

Spain’s real estate activity

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	(35)	(24)	(11)	44.1
Net fee income	1	0	0	295.4
Gains (losses) on financial transactions	(0)	121	(121)	—
Other operating income *	58	13	45	342.1
Gross income	23	110	(87)	(78.9)
Operating expenses	(162)	(181)	19	(10.4)
General administrative expenses	(154)	(173)	19	(10.8)
Personnel	(41)	(49)	8	(16.2)
Other general administrative expenses	(113)	(124)	11	(8.7)
Depreciation and amortisation	(8)	(8)	0	(1.6)
Net operating income	(139)	(71)	(68)	95.0
Net loan-loss provisions	(115)	(174)	59	(33.9)
Other income	(48)	(164)	116	(70.7)
Profit before taxes	(302)	(409)	107	(26.2)
Tax on profit	90	122	(32)	(26.4)
Profit from continuing operations	(212)	(287)	75	(26.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(212)	(287)	75	(26.1)
Minority interests	5	(7)	12	—
Attributable profit to the Group	(217)	(280)	63	(22.5)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	1,932	2,982	(1,050)	(35.2)
Financial assets held for trading (w/o loans)	5	4	1	16.8
Financial assets available-for-sale	466	169	297	175.7
Central banks and credit institutions **	867	755	112	14.8
Tangible and intangible assets	5,989	5,692	297	5.2
Other assets	6,354	6,561	(206)	(3.1)
Total assets/liabilities & shareholders’ equity	15,613	16,163	(550)	(3.4)
Customer deposits **	105	153	(48)	(31.6)
Debt securities issued **	696	0	696	—
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	8,473	10,304	(1,831)	(17.8)
Other liabilities	1,774	1,402	372	26.6
Stockholders’ equity ***	4,565	4,304	261	6.1
Other managed and marketed customer funds	30	40	(10)	(25.2)
Mutual funds	30	39	(9)	(24.3)
Pension funds	0	1	(1)	(89.2)
Managed portfolios	—	—	—	—
Managed and marketed customer funds	830	193	638	330.8

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Spain’s real estate activity

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	(13)	0	(11)	(17)	(12)	(10)	(13)
Net fee income	0	1	(1)	0	0	(0)	0
Gains (losses) on financial transactions	44	34	43	31	0	(1)	(0)
Other operating income *	8	11	(5)	14	10	22	26
Gross income	39	45	25	27	(1)	11	13
Operating expenses	(66)	(57)	(58)	(54)	(54)	(54)	(54)
General administrative expenses	(62)	(53)	(57)	(51)	(52)	(51)	(52)
Personnel	(18)	(13)	(17)	(16)	(14)	(14)	(13)
Other general administrative expenses	(44)	(40)	(40)	(35)	(38)	(37)	(38)
Depreciation and amortisation	(4)	(3)	(1)	(3)	(3)	(3)	(3)
Net operating income	(27)	(11)	(33)	(26)	(55)	(42)	(42)
Net loan-loss provisions	(42)	(49)	(83)	(34)	(25)	(51)	(38)
Other income	(49)	(54)	(61)	(140)	(11)	(25)	(12)
Profit before taxes	(119)	(114)	(176)	(199)	(92)	(118)	(92)
Tax on profit	36	34	53	58	27	35	28
Profit from continuing operations	(83)	(80)	(124)	(142)	(65)	(83)	(65)
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	(83)	(80)	(124)	(142)	(65)	(83)	(65)
Minority interests	1	(1)	(8)	(2)	(1)	(2)	8
Attributable profit to the Group	(85)	(79)	(116)	(140)	(63)	(81)	(72)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	3,942	3,323	2,982	2,794	2,551	2,302	1,932
Financial assets held for trading (w/o loans)	6	4	4	5	5	5	5
Financial assets available-for-sale	167	168	169	104	102	463	466
Central banks and credit institutions **	0	0	755	698	643	861	867
Tangible and intangible assets	5,865	5,804	5,692	5,827	6,131	6,016	5,989
Other assets	6,488	6,818	6,561	6,412	6,542	6,376	6,354
Total assets/liabilities & shareholders’ equity	16,467	16,117	16,163	15,840	15,974	16,024	15,613
Customer deposits **	149	245	153	125	110	114	105
Debt securities issued **	—	—	0	0	—	646	696
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	10,538	9,498	10,304	10,335	9,377	8,684	8,473
Other liabilities	1,624	1,841	1,402	1,289	1,791	1,799	1,774
Stockholders’ equity ***	4,156	4,533	4,304	4,092	4,696	4,780	4,565
Other managed and marketed customer funds	139	44	40	36	35	34	30
Mutual funds	138	43	39	35	35	33	30
Pension funds	1	1	1	1	1	1	0
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	288	288	193	160	145	794	830

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	3,333	3,691	(358)	(9.7)
Net fee income	797	851	(55)	(6.4)
Gains (losses) on financial transactions	228	202	26	12.7
Other operating income *	34	37	(3)	(7.9)
Gross income	4,391	4,781	(390)	(8.2)
Operating expenses	(2,284)	(2,511)	227	(9.0)
General administrative expenses	(2,052)	(2,267)	215	(9.5)
Personnel	(1,075)	(1,205)	130	(10.8)
Other general administrative expenses	(977)	(1,062)	85	(8.0)
Depreciation and amortisation	(231)	(243)	12	(4.9)
Net operating income	2,107	2,271	(163)	(7.2)
Net loan-loss provisions	(119)	(86)	(32)	37.6
Other income	(215)	(236)	21	(8.7)
Profit before taxes	1,773	1,948	(175)	(9.0)
Tax on profit	(540)	(426)	(114)	26.9
Profit from continuing operations	1,233	1,523	(290)	(19.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,233	1,523	(290)	(19.0)
Minority interests	27	27	(1)	(1.9)
Attributable profit to the Group	1,207	1,496	(289)	(19.3)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	250,294	284,003	(33,709)	(11.9)
Financial assets held for trading (w/o loans)	36,246	40,406	(4,161)	(10.3)
Financial assets available-for-sale	12,125	12,940	(815)	(6.3)
Central banks and credit institutions **	16,769	14,419	2,351	16.3
Tangible and intangible assets	2,536	3,043	(507)	(16.7)
Other assets	35,795	28,513	7,282	25.5
Total assets/liabilities & shareholders’ equity	353,764	383,323	(29,559)	(7.7)
Customer deposits **	203,785	227,212	(23,427)	(10.3)
Debt securities issued **	73,204	76,149	(2,945)	(3.9)
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	22,411	24,871	(2,459)	(9.9)
Other liabilities	39,048	38,500	548	1.4
Stockholders’ equity ***	15,315	16,591	(1,276)	(7.7)
Other managed and marketed customer funds	8,544	9,376	(833)	(8.9)
Mutual funds	8,426	9,238	(812)	(8.8)
Pension funds	—	—	—	—
Managed portfolios	117	138	(21)	(15.1)
Managed and marketed customer funds	285,533	312,737	(27,204)	(8.7)
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + other accumulated results
Ratios (%) and other data
RoTE	9.95	12.21	(2.26 p. )
Efficiency ratio (with amortisations)	52.0	52.5	(0.50 p. )
NPL ratio	1.47	1.51	(0.04 p. )
Coverage ratio	36.0	39.6	(3.60 p. )
Number of employees	25,840	26,154	(314)	(1.2)
Number of branches	844	882	(38)	(4.3)

United Kingdom

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	1,194	1,247	1,250	1,251	1,154	1,136	1,043
Net fee income	287	291	273	240	280	258	259
Gains (losses) on financial transactions	60	83	58	100	68	95	64
Other operating income *	10	4	23	10	11	12	11
Gross income	1,551	1,626	1,605	1,600	1,513	1,501	1,377
Operating expenses	(823)	(843)	(844)	(846)	(794)	(788)	(703)
General administrative expenses	(749)	(759)	(760)	(742)	(718)	(705)	(630)
Personnel	(396)	(418)	(391)	(387)	(371)	(358)	(346)
Other general administrative expenses	(352)	(341)	(369)	(355)	(346)	(346)	(284)
Depreciation and amortisation	(75)	(85)	(84)	(104)	(76)	(83)	(73)
Net operating income	727	783	761	755	719	713	675
Net loan-loss provisions	(76)	(18)	7	(21)	(7)	(68)	(44)
Other income	(56)	(51)	(130)	(118)	(59)	(71)	(85)
Profit before taxes	596	714	639	616	654	574	545
Tax on profit	(117)	(159)	(149)	(130)	(192)	(173)	(175)
Profit from continuing operations	479	555	489	485	462	401	370
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	479	555	489	485	462	401	370
Minority interests	8	9	10	10	9	11	7
Attributable profit to the Group	471	545	480	475	453	390	364
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	279,334	287,896	284,003	282,673	267,628	259,852	250,294
Financial assets held for trading (w/o loans)	42,850	41,349	40,406	40,138	36,151	40,661	36,246
Financial assets available-for-sale	12,937	12,785	12,940	12,279	11,801	11,901	12,125
Central banks and credit institutions **	19,259	16,848	14,419	14,083	17,223	17,147	16,769
Tangible and intangible assets	3,094	3,175	3,043	3,025	2,787	2,646	2,536
Other assets	35,375	27,578	28,513	30,957	28,959	29,976	35,795
Total assets/liabilities & shareholders’ equity	392,848	389,632	383,323	383,155	364,549	362,184	353,764
Customer deposits **	220,684	230,233	227,212	231,947	217,282	212,152	203,785
Debt securities issued **	84,356	77,895	76,149	74,260	76,614	72,556	73,204
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	26,264	26,331	24,871	23,610	15,210	21,040	22,411
Other liabilities	45,703	39,385	38,500	36,162	37,176	40,880	39,048
Stockholders’ equity ***	15,841	15,788	16,591	17,176	18,268	15,556	15,315
Other managed and marketed customer funds	10,469	10,807	9,376	9,703	8,784	8,365	8,544
Mutual funds	10,313	10,645	9,238	9,564	8,661	8,246	8,426
Pension funds	—	—	—	—	—	—	—
Managed portfolios	156	162	138	139	124	119	117
Managed and marketed customer funds	315,509	318,935	312,737	315,910	302,681	293,073	285,533
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	1.75	1.61	1.51	1.52	1.49	1.47	1.47
Coverage ratio	41.2	40.3	39.6	38.2	36.5	36.5	36.0
Cost of credit	0.11	0.08	0.04	0.03	0.01	0.03	0.05

United Kingdom

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	3,333	3,348	(15)	(0.4)
Net fee income	797	772	25	3.2
Gains (losses) on financial transactions	228	183	44	24.3
Other operating income *	34	33	1	1.5
Gross income	4,391	4,336	55	1.3
Operating expenses	(2,284)	(2,277)	(7)	0.3
General administrative expenses	(2,052)	(2,056)	4	(0.2)
Personnel	(1,075)	(1,093)	18	(1.6)
Other general administrative expenses	(977)	(963)	(14)	1.4
Depreciation and amortisation	(231)	(221)	(11)	4.8
Net operating income	2,107	2,059	48	2.3
Net loan-loss provisions	(119)	(78)	(40)	51.7
Other income	(215)	(214)	(1)	0.6
Profit before taxes	1,773	1,767	6	0.3
Tax on profit	(540)	(386)	(154)	39.9
Profit from continuing operations	1,233	1,381	(148)	(10.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,233	1,381	(148)	(10.7)
Minority interests	27	25	2	8.1
Attributable profit to the Group	1,207	1,356	(150)	(11.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	250,294	243,588	6,706	2.8
Financial assets held for trading (w/o loans)	36,246	34,656	1,589	4.6
Financial assets available-for-sale	12,125	11,098	1,026	9.2
Central banks and credit institutions **	16,769	12,367	4,402	35.6
Tangible and intangible assets	2,536	2,610	(74)	(2.8)
Other assets	35,795	24,455	11,340	46.4
Total assets/liabilities & shareholders’ equity	353,764	328,774	24,991	7.6
Customer deposits **	203,785	194,878	8,907	4.6
Debt securities issued **	73,204	65,313	7,892	12.1
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	22,411	21,331	1,080	5.1
Other liabilities	39,048	33,021	6,027	18.3
Stockholders’ equity ***	15,315	14,230	1,085	7.6
Other managed and marketed customer funds	8,544	8,042	502	6.2
Mutual funds	8,426	7,923	503	6.3
Pension funds	—	—	—	—
Managed portfolios	117	118	(1)	(1.1)
Managed and marketed customer funds	285,533	268,233	17,300	6.4

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	1,107	1,123	1,118	1,127	1,110	1,115	1,108
Net fee income	266	262	244	216	269	253	275
Gains (losses) on financial transactions	56	75	52	90	65	93	69
Other operating income *	9	3	21	9	11	12	11
Gross income	1,437	1,464	1,435	1,441	1,455	1,473	1,463
Operating expenses	(763)	(759)	(755)	(762)	(763)	(773)	(748)
General administrative expenses	(694)	(683)	(680)	(668)	(690)	(692)	(671)
Personnel	(367)	(377)	(349)	(348)	(357)	(352)	(367)
Other general administrative expenses	(326)	(306)	(330)	(319)	(333)	(340)	(304)
Depreciation and amortisation	(69)	(76)	(75)	(94)	(73)	(81)	(77)
Net operating income	674	705	680	680	692	700	716
Net loan-loss provisions	(70)	(15)	7	(19)	(6)	(66)	(47)
Other income	(52)	(46)	(117)	(106)	(57)	(70)	(89)
Profit before taxes	553	644	571	555	629	564	580
Tax on profit	(108)	(144)	(134)	(117)	(185)	(170)	(186)
Profit from continuing operations	444	500	437	437	444	394	395
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	444	500	437	437	444	394	395
Minority interests	7	9	9	9	9	11	7
Attributable profit to the Group	437	491	428	428	435	383	388
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	235,949	237,866	243,588	240,953	246,032	249,432	250,294
Financial assets held for trading (w/o loans)	36,194	34,163	34,656	34,214	33,234	39,030	36,246
Financial assets available-for-sale	10,928	10,564	11,098	10,466	10,848	11,423	12,125
Central banks and credit institutions **	16,268	13,920	12,367	12,005	15,834	16,460	16,769
Tangible and intangible assets	2,614	2,623	2,610	2,579	2,562	2,540	2,536
Other assets	29,881	22,785	24,455	26,388	26,622	28,774	35,795
Total assets/liabilities & shareholders’ equity	331,833	321,921	328,774	326,605	335,133	347,659	353,764
Customer deposits **	186,408	190,223	194,878	197,714	199,749	203,644	203,785
Debt securities issued **	71,255	64,359	65,313	63,300	70,432	69,646	73,204
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	22,185	21,755	21,331	20,125	13,982	20,196	22,411
Other liabilities	38,605	32,541	33,021	30,825	34,176	39,241	39,048
Stockholders’ equity ***	13,380	13,044	14,230	14,641	16,794	14,932	15,315
Other managed and marketed customer funds	8,843	8,929	8,042	8,271	8,076	8,029	8,544
Mutual funds	8,711	8,795	7,923	8,152	7,962	7,915	8,426
Pension funds	—	—	—	—	—	—	—
Managed portfolios	132	134	118	119	114	114	117
Managed and marketed customer funds	266,506	263,510	268,233	269,285	278,256	281,319	285,533

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

£ million

			Variation
	9M ’16	9M’15	Amount	%
Income statement
Net interest income	2,671	2,682	(12)	(0.4)
Net fee income	638	619	20	3.2
Gains (losses) on financial transactions	182	147	36	24.3
Other operating income *	27	27	0	1.5
Gross income	3,519	3,475	44	1.3
Operating expenses	(1,830)	(1,824)	(5)	0.3
General administrative expenses	(1,645)	(1,648)	3	(0.2)
Personnel	(862)	(876)	14	(1.6)
Other general administrative expenses	(783)	(772)	(11)	1.4
Depreciation and amortisation	(185)	(177)	(9)	4.8
Net operating income	1,689	1,650	38	2.3
Net loan-loss provisions	(95)	(63)	(32)	51.7
Other income	(173)	(171)	(1)	0.6
Profit before taxes	1,421	1,416	5	0.3
Tax on profit	(433)	(309)	(123)	39.9
Profit from continuing operations	988	1,107	(119)	(10.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	988	1,107	(119)	(10.7)
Minority interests	21	20	2	8.1
Attributable profit to the Group	967	1,087	(120)	(11.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	215,511	209,736	5,774	2.8
Financial assets held for trading (w/o loans)	31,208	29,840	1,368	4.6
Financial assets available-for-sale	10,440	9,556	884	9.2
Central banks and credit institutions **	14,439	10,648	3,791	35.6
Tangible and intangible assets	2,184	2,247	(63)	(2.8)
Other assets	30,821	21,057	9,764	46.4
Total assets/liabilities & shareholders’ equity	304,602	283,084	21,518	7.6
Customer deposits **	175,465	167,796	7,669	4.6
Debt securities issued **	63,031	56,236	6,795	12.1
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	19,297	18,367	930	5.1
Other liabilities	33,622	28,432	5,189	18.3
Stockholders’ equity ***	13,187	12,253	934	7.6
Other managed and marketed customer funds	7,356	6,924	432	6.2
Mutual funds	7,255	6,822	433	6.3
Pension funds	—	—	—	—
Managed portfolios	101	102	(1)	(1.1)
Managed and marketed customer funds	245,852	230,956	14,896	6.4

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

United Kingdom

£ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	887	900	896	903	889	893	888
Net fee income	213	210	196	173	216	203	220
Gains (losses) on financial transactions	45	60	42	72	52	75	55
Other operating income *	7	3	17	7	8	10	9
Gross income	1,152	1,173	1,150	1,155	1,166	1,180	1,172
Operating expenses	(612)	(608)	(605)	(610)	(611)	(619)	(599)
General administrative expenses	(556)	(547)	(545)	(535)	(553)	(554)	(537)
Personnel	(294)	(302)	(280)	(279)	(286)	(282)	(294)
Other general administrative expenses	(262)	(245)	(265)	(256)	(267)	(272)	(243)
Depreciation and amortisation	(56)	(61)	(60)	(75)	(59)	(65)	(62)
Net operating income	540	565	545	545	554	561	573
Net loan-loss provisions	(56)	(12)	6	(15)	(5)	(53)	(37)
Other income	(41)	(36)	(94)	(85)	(45)	(56)	(71)
Profit before taxes	443	516	457	444	504	452	465
Tax on profit	(87)	(115)	(107)	(94)	(148)	(136)	(149)
Profit from continuing operations	356	401	350	350	356	316	316
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	356	401	350	350	356	316	316
Minority interests	6	7	7	7	7	8	6
Attributable profit to the Group	350	394	343	343	349	307	311

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	203,159	204,809	209,736	207,468	211,841	214,768	215,511
Financial assets held for trading (w/o loans)	31,165	29,416	29,840	29,459	28,616	33,606	31,208
Financial assets available-for-sale	9,409	9,096	9,556	9,012	9,341	9,836	10,440
Central banks and credit institutions **	14,007	11,986	10,648	10,336	13,633	14,172	14,439
Tangible and intangible assets	2,250	2,259	2,247	2,220	2,206	2,187	2,184
Other assets	25,728	19,619	21,057	22,721	22,922	24,775	30,821
Total assets/liabilities & shareholders’ equity	285,718	277,184	283,084	281,217	288,559	299,345	304,602
Customer deposits **	160,503	163,788	167,796	170,238	171,990	175,343	175,465
Debt securities issued **	61,352	55,415	56,236	54,503	60,644	59,968	63,031
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	19,102	18,732	18,367	17,329	12,039	17,390	19,297
Other liabilities	33,240	28,019	28,432	26,541	29,426	33,788	33,622
Stockholders’ equity ***	11,521	11,231	12,253	12,606	14,460	12,857	13,187
Other managed and marketed customer funds	7,614	7,688	6,924	7,122	6,953	6,914	7,356
Mutual funds	7,501	7,573	6,822	7,019	6,855	6,815	7,255
Pension funds	—	—	—	—	—	—	—
Managed portfolios	113	116	102	102	98	98	101
Managed and marketed customer funds	229,470	226,890	230,956	231,862	239,587	242,224	245,852

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Latin America

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	9,640	10,489	(849)	(8.1)
Net fee income	3,263	3,366	(103)	(3.1)
Gains (losses) on financial transactions	660	457	203	44.4
Other operating income *	9	48	(39)	(81.6)
Gross income	13,572	14,360	(788)	(5.5)
Operating expenses	(5,544)	(5,969)	425	(7.1)
General administrative expenses	(5,047)	(5,448)	402	(7.4)
Personnel	(2,797)	(2,978)	180	(6.1)
Other general administrative expenses	(2,249)	(2,471)	221	(9.0)
Depreciation and amortisation	(497)	(521)	23	(4.5)
Net operating income	8,028	8,392	(364)	(4.3)
Net loan-loss provisions	(3,582)	(3,677)	95	(2.6)
Other income	(538)	(740)	202	(27.2)
Profit before taxes	3,908	3,975	(67)	(1.7)
Tax on profit	(1,028)	(998)	(30)	3.0
Profit from continuing operations	2,879	2,977	(98)	(3.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,879	2,977	(98)	(3.3)
Minority interests	456	477	(21)	(4.5)
Attributable profit to the Group	2,424	2,500	(76)	(3.0)

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount		%
Balance sheet
Customer loans **	142,414	129,593	12,820		9.9
Financial assets held for trading (w/o loans)	32,081	37,178	(5,097)		(13.7)
Financial assets available-for-sale	29,696	23,722	5,974		25.2
Central banks and credit institutions **	49,542	36,788	12,754		34.7
Tangible and intangible assets	3,839	3,416	423		12.4
Other assets	36,665	33,672	2,992		8.9
Total assets/liabilities & shareholders’ equity	294,236	264,369	29,866		11.3
Customer deposits **	133,436	118,044	15,392		13.0
Debt securities issued **	44,278	38,027	6,251		16.4
Liabilities under insurance contracts	1	1	0		12.5
Central banks and credit institutions **	39,642	42,517	(2,875)		(6.8)
Other liabilities	52,985	45,884	7,102		15.5
Stockholders’ equity ***	23,892	19,896	3,996		20.1
Other managed and marketed customer funds	79,125	62,030	17,095		27.6
Mutual funds	72,890	57,561	15,329		26.6
Pension funds	—	—	—		—
Managed portfolios	6,235	4,470	1,766		39.5
Managed and marketed customer funds	256,840	218,102	38,738		17.8

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	15.29	15.57	(0.29 p.	)
Efficiency ratio (with amortisations)	40.8	41.6	(0.72 p.	)
NPL ratio	4.94	4.65	0.29 p.
Coverage ratio	84.5	85.4	(0.90 p.	)
Number of employees	87,250	88,893	(1,643)		(1.8)
Number of branches	5,817	5,812	5		0.1

Latin America

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	3,545	3,610	3,334	3,263	3,044	3,140	3,456
Net fee income	1,135	1,151	1,079	1,086	961	1,121	1,181
Gains (losses) on financial transactions	168	163	126	60	141	222	297
Other operating income *	(2)	27	23	(13)	(7)	25	(9)
Gross income	4,846	4,952	4,562	4,396	4,139	4,507	4,925
Operating expenses	(2,047)	(2,027)	(1,895)	(1,937)	(1,736)	(1,834)	(1,974)
General administrative expenses	(1,865)	(1,845)	(1,738)	(1,782)	(1,584)	(1,666)	(1,796)
Personnel	(1,002)	(1,020)	(956)	(978)	(868)	(938)	(991)
Other general administrative expenses	(863)	(826)	(782)	(804)	(716)	(728)	(805)
Depreciation and amortisation	(182)	(182)	(157)	(155)	(151)	(168)	(178)
Net operating income	2,800	2,925	2,667	2,459	2,404	2,673	2,952
Net loan-loss provisions	(1,210)	(1,226)	(1,241)	(1,273)	(1,105)	(1,149)	(1,329)
Other income	(203)	(273)	(264)	(153)	(189)	(217)	(133)
Profit before taxes	1,386	1,426	1,163	1,034	1,110	1,308	1,490
Tax on profit	(401)	(374)	(223)	(221)	(269)	(352)	(407)
Profit from continuing operations	985	1,052	940	812	841	955	1,083
Net profit from discontinued operations	—	—	—	—	—	0	(0)
Consolidated profit	985	1,052	940	812	841	955	1,083
Minority interests	145	176	156	119	137	152	166
Attributable profit to the Group	840	876	783	693	703	803	917

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	146,660	145,094	129,593	133,138	131,830	141,873	142,414
Financial assets held for trading (w/o loans)	34,791	34,585	37,178	33,670	36,152	38,044	32,081
Financial assets available-for-sale	31,013	34,670	23,722	25,926	27,032	28,815	29,696
Central banks and credit institutions **	35,121	35,811	36,788	35,523	39,060	49,887	49,542
Tangible and intangible assets	4,116	4,056	3,416	3,522	3,549	3,869	3,839
Other assets	33,893	30,279	33,672	36,106	35,205	37,107	36,665
Total assets/liabilities & shareholders’ equity	285,594	284,495	264,369	267,885	272,829	299,596	294,236
Customer deposits **	135,772	133,402	118,044	122,413	125,348	134,898	133,436
Debt securities issued **	41,321	43,574	38,027	39,527	39,319	45,148	44,278
Liabilities under insurance contracts	1	1	1	1	1	1	1
Central banks and credit institutions **	38,413	41,756	42,517	42,393	41,879	42,333	39,642
Other liabilities	47,835	43,404	45,884	43,872	44,863	53,825	52,985
Stockholders’ equity ***	22,251	22,358	19,896	19,678	21,418	23,391	23,892
Other managed and marketed customer funds	70,073	71,585	62,030	65,690	68,191	76,722	79,125
Mutual funds	64,919	66,315	57,561	61,096	63,275	70,759	72,890
Pension funds	—	—	—	—	—	—	—
Managed portfolios	5,153	5,270	4,470	4,594	4,916	5,964	6,235
Managed and marketed customer funds	247,166	248,561	218,102	227,631	232,858	256,768	256,840

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	4.64	4.74	4.65	4.96	4.88	4.98	4.94
Coverage ratio	83.6	84.4	85.4	79.0	79.7	81.4	84.5
Cost of credit	3.53	3.39	3.33	3.36	3.39	3.41	3.42

Latin America

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	9,640	9,113	527	5.8
Net fee income	3,263	2,863	401	14.0
Gains (losses) on financial transactions	660	385	275	71.4
Other operating income *	9	51	(42)	(82.5)
Gross income	13,572	12,411	1,160	9.3
Operating expenses	(5,544)	(5,115)	(429)	8.4
General administrative expenses	(5,047)	(4,665)	(382)	8.2
Personnel	(2,797)	(2,558)	(239)	9.4
Other general administrative expenses	(2,249)	(2,107)	(143)	6.8
Depreciation and amortisation	(497)	(450)	(48)	10.6
Net operating income	8,028	7,297	731	10.0
Net loan-loss provisions	(3,582)	(3,228)	(354)	11.0
Other income	(538)	(653)	115	(17.6)
Profit before taxes	3,908	3,416	492	14.4
Tax on profit	(1,028)	(847)	(181)	21.4
Profit from continuing operations	2,879	2,568	311	12.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,879	2,568	311	12.1
Minority interests	456	425	31	7.2
Attributable profit to the Group	2,424	2,143	280	13.1

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	142,414	139,393	3,020	2.2
Financial assets held for trading (w/o loans)	32,081	38,561	(6,480)	(16.8)
Financial assets available-for-sale	29,696	26,435	3,261	12.3
Central banks and credit institutions **	49,542	42,108	7,434	17.7
Tangible and intangible assets	3,839	3,694	145	3.9
Other assets	36,665	36,967	(302)	(0.8)
Total assets/liabilities & shareholders’ equity	294,236	287,158	7,078	2.5
Customer deposits **	133,436	126,239	7,197	5.7
Debt securities issued **	44,278	43,818	460	1.1
Liabilities under insurance contracts	1	1	(0)	(9.1)
Central banks and credit institutions **	39,642	46,847	(7,204)	(15.4)
Other liabilities	52,985	48,883	4,102	8.4
Stockholders’ equity ***	23,892	21,370	2,522	11.8
Other managed and marketed customer funds	79,125	70,470	8,655	12.3
Mutual funds	72,890	65,248	7,642	11.7
Pension funds	—	—	—	—
Managed portfolios	6,235	5,222	1,013	19.4
Managed and marketed customer funds	256,840	240,527	16,313	6.8

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Latin America

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	2,898	3,055	3,161	3,244	3,199	3,152	3,288
Net fee income	911	955	996	1,051	1,009	1,128	1,126
Gains (losses) on financial transactions	138	134	113	49	141	226	293
Other operating income *	1	25	25	(4)	(6)	25	(10)
Gross income	3,949	4,169	4,294	4,340	4,344	4,531	4,697
Operating expenses	(1,656)	(1,695)	(1,764)	(1,885)	(1,816)	(1,842)	(1,885)
General administrative expenses	(1,507)	(1,541)	(1,616)	(1,733)	(1,657)	(1,673)	(1,716)
Personnel	(812)	(854)	(892)	(955)	(909)	(942)	(946)
Other general administrative expenses	(696)	(687)	(724)	(779)	(748)	(731)	(770)
Depreciation and amortisation	(148)	(153)	(148)	(151)	(159)	(169)	(169)
Net operating income	2,293	2,474	2,530	2,456	2,528	2,689	2,812
Net loan-loss provisions	(999)	(1,046)	(1,183)	(1,270)	(1,168)	(1,153)	(1,262)
Other income	(164)	(233)	(256)	(172)	(205)	(217)	(116)
Profit before taxes	1,130	1,196	1,090	1,014	1,155	1,318	1,434
Tax on profit	(324)	(310)	(213)	(224)	(280)	(357)	(391)
Profit from continuing operations	806	886	877	790	874	961	1,043
Net profit from discontinued operations	—	—	—	—	—	0	(0)
Consolidated profit	806	886	877	790	874	961	1,043
Minority interests	123	152	150	119	141	154	161
Attributable profit to the Group	683	733	727	671	733	808	882

(*).-	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	131,095	132,816	139,393	141,531	138,879	139,984	142,414
Financial assets held for trading (w/o loans)	29,883	30,744	38,561	34,158	36,675	37,120	32,081
Financial assets available-for-sale	28,433	32,093	26,435	28,103	28,806	28,363	29,696
Central banks and credit institutions **	32,183	33,342	42,108	40,154	42,374	49,178	49,542
Tangible and intangible assets	3,642	3,638	3,694	3,850	3,847	3,821	3,839
Other assets	29,851	27,380	36,967	38,925	37,676	36,670	36,665
Total assets/liabilities & shareholders’ equity	255,088	260,013	287,158	286,720	288,257	295,136	294,236
Customer deposits **	119,833	120,870	126,239	129,660	132,220	133,133	133,436
Debt securities issued **	38,312	40,973	43,818	44,162	42,698	44,637	44,278
Liabilities under insurance contracts	1	1	1	1	1	1	1
Central banks and credit institutions **	34,548	38,653	46,847	45,088	43,970	41,600	39,642
Other liabilities	42,622	39,242	48,883	46,858	46,590	52,702	52,985
Stockholders’ equity ***	19,773	20,273	21,370	20,950	22,777	23,063	23,892
Other managed and marketed customer funds	64,045	66,329	70,470	73,094	73,972	75,666	79,125
Mutual funds	59,161	61,246	65,248	67,889	68,574	69,722	72,890
Pension funds	—	—	—	—	—	—	—
Managed portfolios	4,883	5,082	5,222	5,205	5,397	5,944	6,235
Managed and marketed customer funds	222,189	228,171	240,527	246,916	248,890	253,436	256,840

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Latin America. Results

€ million

	Gross income			Net operating income			Attributable profit to the Group
	9M ’16	9M ’15	Var. (%)	9M ’16	9M ’15	Var. (%)	9M ’16	9M ’15	Var. (%)
Brazil	8,133	8,643	(5.9)	4,963	5,251	(5.5)	1,276	1,315	(3.0)
Mexico	2,375	2,467	(3.7)	1,425	1,431	(0.5)	460	456	1.1
Chile	1,749	1,792	(2.4)	1,028	1,049	(2.0)	377	378	(0.3)
Argentina	999	1,155	(13.5)	450	516	(12.8)	250	274	(8.9)
Uruguay	246	234	4.8	119	104	14.8	59	54	8.2
Peru	56	57	(1.6)	39	39	(0.5)	27	23	17.5
Colombia	12	12	7.9	4	4	(6.8)	(20)	2	—
Rest	2	1	257.7	0	(2)	—	(5)	(2)	214.4
Total	13,572	14,360	(5.5)	8,028	8,392	(4.3)	2,424	2,500	(3.0)

Latin America. Results

€ million (currency-neutral basis)

	Gross income			Net operating income			Attributable profit to the Group
	9M ’16	9M ’15	Var. (%)	9M ’16	9M ’15	Var. (%)	9M ’16	9M ’15	Var. (%)
Brazil	8,133	7,659	6.2	4,963	4,653	6.7	1,276	1,165	9.5
Mexico	2,375	2,094	13.4	1,425	1,215	17.2	460	387	19.0
Chile	1,749	1,682	4.0	1,028	984	4.5	377	354	6.3
Argentina	999	711	40.4	450	318	41.6	250	169	48.0
Uruguay	246	202	21.4	119	89	33.0	59	47	25.4
Peru	56	53	5.8	39	36	7.0	27	22	26.4
Colombia	12	10	26.1	4	3	8.8	(20)	2	—
Rest	2	1	262.8	0	(2)	—	(5)	(2)	216.3
Total	13,572	12,411	9.3	8,028	7,297	10.0	2,424	2,143	13.1

Brazil

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	5,794	6,416	(623)	(9.7)
Net fee income	2,053	2,012	41	2.1
Gains (losses) on financial transactions	252	96	156	163.3
Other operating income *	34	119	(85)	(71.5)
Gross income	8,133	8,643	(510)	(5.9)
Operating expenses	(3,170)	(3,393)	223	(6.6)
General administrative expenses	(2,860)	(3,062)	203	(6.6)
Personnel	(1,590)	(1,671)	81	(4.8)
Other general administrative expenses	(1,270)	(1,392)	122	(8.7)
Depreciation and amortisation	(310)	(330)	20	(6.1)
Net operating income	4,963	5,251	(287)	(5.5)
Net loan-loss provisions	(2,424)	(2,467)	43	(1.7)
Other income	(504)	(727)	223	(30.7)
Profit before taxes	2,036	2,057	(21)	(1.0)
Tax on profit	(612)	(582)	(29)	5.0
Profit from continuing operations	1,424	1,474	(50)	(3.4)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,424	1,474	(50)	(3.4)
Minority interests	148	160	(11)	(7.1)
Attributable profit to the Group	1,276	1,315	(39)	(3.0)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount		%
Balance sheet
Customer loans **	68,140	58,227	9,913		17.0
Financial assets held for trading (w/o loans)	16,274	14,836	1,438		9.7
Financial assets available-for-sale	17,885	15,086	2,799		18.6
Central banks and credit institutions **	36,532	25,576	10,956		42.8
Tangible and intangible assets	2,587	2,129	458		21.5
Other assets	22,506	19,127	3,379		17.7
Total assets/liabilities & shareholders’ equity	163,925	134,982	28,943		21.4
Customer deposits **	68,970	54,847	14,124		25.8
Debt securities issued **	29,685	25,031	4,654		18.6
Liabilities under insurance contracts	1	1	0		12.5
Central banks and credit institutions **	20,658	23,247	(2,589)		(11.1)
Other liabilities	29,748	21,795	7,953		36.5
Stockholders’ equity ***	14,863	10,061	4,802		47.7
Other managed and marketed customer funds	56,698	41,753	14,945		35.8
Mutual funds	52,955	39,129	13,826		35.3
Pension funds	—	—	—		—
Managed portfolios	3,743	2,625	1,119		42.6
Managed and marketed customer funds	155,353	121,631	33,723		27.7

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	13.80	14.53	(0.74 p.	)
Efficiency ratio (with amortisations)	39.0	39.3	(0.28 p.	)
NPL ratio	6.12	5.30	0.82 p.
Coverage ratio	89.3	96.0	(6.70 p.	)
Number of employees	47,516	48,955	(1,439)		(2.9)
Number of branches	3,408	3,436	(28)		(0.8)

Brazil

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	2,254	2,186	1,976	1,903	1,793	1,878	2,123
Net fee income	707	683	622	631	573	704	776
Gains (losses) on financial transactions	24	66	6	(54)	3	97	153
Other operating income *	21	46	53	16	13	23	(2)
Gross income	3,007	2,981	2,656	2,497	2,381	2,703	3,050
Operating expenses	(1,187)	(1,151)	(1,056)	(1,059)	(947)	(1,046)	(1,177)
General administrative expenses	(1,068)	(1,034)	(960)	(978)	(857)	(942)	(1,061)
Personnel	(574)	(571)	(525)	(535)	(473)	(523)	(593)
Other general administrative expenses	(494)	(463)	(435)	(444)	(384)	(418)	(467)
Depreciation and amortisation	(118)	(116)	(96)	(81)	(90)	(104)	(117)
Net operating income	1,820	1,830	1,600	1,438	1,434	1,657	1,873
Net loan-loss provisions	(826)	(828)	(813)	(830)	(720)	(753)	(951)
Other income	(209)	(263)	(255)	(151)	(177)	(193)	(134)
Profit before taxes	785	739	533	457	536	711	788
Tax on profit	(253)	(230)	(99)	(107)	(137)	(231)	(244)
Profit from continuing operations	532	509	434	350	399	481	544
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	532	509	434	350	399	481	544
Minority interests	55	56	49	33	41	51	56
Attributable profit to the Group	477	452	385	317	359	429	488

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	72,492	72,083	58,227	60,238	60,470	68,034	68,140
Financial assets held for trading (w/o loans)	14,720	15,822	14,836	13,360	15,620	19,478	16,274
Financial assets available-for-sale	23,071	26,054	15,086	15,814	16,072	17,685	17,885
Central banks and credit institutions **	23,937	26,322	25,576	26,692	27,182	36,362	36,532
Tangible and intangible assets	2,683	2,672	2,129	2,280	2,368	2,647	2,587
Other assets	17,036	15,551	19,127	20,150	20,402	21,869	22,506
Total assets/liabilities & shareholders’ equity	153,938	158,503	134,982	138,534	142,114	166,074	163,925
Customer deposits **	65,221	67,207	54,847	56,636	59,737	68,672	68,970
Debt securities issued **	27,068	29,143	25,031	26,171	26,468	31,200	29,685
Liabilities under insurance contracts	1	1	1	1	1	1	1
Central banks and credit institutions **	22,329	25,887	23,247	21,600	21,478	22,141	20,658
Other liabilities	27,084	23,590	21,795	24,085	22,363	29,631	29,748
Stockholders’ equity ***	12,236	12,674	10,061	10,040	12,066	14,428	14,863
Other managed and marketed customer funds	47,664	49,878	41,753	45,607	48,621	55,908	56,698
Mutual funds	44,589	46,614	39,129	42,961	45,689	52,385	52,955
Pension funds	—	—	—	—	—	—	—
Managed portfolios	3,075	3,264	2,625	2,646	2,932	3,522	3,743
Managed and marketed customer funds	139,953	146,228	121,631	128,414	134,826	155,780	155,353

(**).- Including all on-balance sheet balances for this item
(***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	4.90	5.13	5.30	5.98	5.93	6.11	6.12
Coverage ratio	95.2	95.9	96.0	83.7	83.7	85.3	89.3
Cost of credit	4.63	4.45	4.40	4.50	4.63	4.71	4.87

Brazil

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	5,794	5,686	108	1.9
Net fee income	2,053	1,783	270	15.2
Gains (losses) on financial transactions	252	85	167	197.1
Other operating income *	34	105	(72)	(67.8)
Gross income	8,133	7,659	474	6.2
Operating expenses	(3,170)	(3,006)	(164)	5.4
General administrative expenses	(2,860)	(2,714)	(146)	5.4
Personnel	(1,590)	(1,480)	(109)	7.4
Other general administrative expenses	(1,270)	(1,233)	(37)	3.0
Depreciation and amortisation	(310)	(293)	(18)	6.0
Net operating income	4,963	4,653	311	6.7
Net loan-loss provisions	(2,424)	(2,186)	(238)	10.9
Other income	(504)	(644)	140	(21.8)
Profit before taxes	2,036	1,822	213	11.7
Tax on profit	(612)	(516)	(96)	18.5
Profit from continuing operations	1,424	1,306	117	9.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,424	1,306	117	9.0
Minority interests	148	142	7	4.8
Attributable profit to the Group	1,276	1,165	111	9.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	68,140	72,053	(3,913)	(5.4)
Financial assets held for trading (w/o loans)	16,274	18,359	(2,085)	(11.4)
Financial assets available-for-sale	17,885	18,668	(783)	(4.2)
Central banks and credit institutions **	36,532	31,649	4,883	15.4
Tangible and intangible assets	2,587	2,634	(48)	(1.8)
Other assets	22,506	23,669	(1,163)	(4.9)
Total assets/liabilities & shareholders’ equity	163,925	167,033	(3,108)	(1.9)
Customer deposits **	68,970	67,870	1,100	1.6
Debt securities issued **	29,685	30,974	(1,289)	(4.2)
Liabilities under insurance contracts	1	1	(0)	(9.1)
Central banks and credit institutions **	20,658	28,767	(8,109)	(28.2)
Other liabilities	29,748	26,970	2,777	10.3
Stockholders’ equity ***	14,863	12,450	2,413	19.4
Other managed and marketed customer funds	56,698	51,668	5,030	9.7
Mutual funds	52,955	48,420	4,535	9.4
Pension funds	—	—	—	—
Managed portfolios	3,743	3,248	495	15.3
Managed and marketed customer funds	155,353	150,512	4,842	3.2

(**).- Including all on-balance sheet balances for this item

(***).-  Capital + reserves + profit + other accumulated results

Brazil

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	1,842	1,886	1,958	2,021	1,957	1,885	1,952
Net fee income	578	589	616	665	625	711	717
Gains (losses) on financial transactions	20	56	9	(46)	3	101	148
Other operating income *	17	39	50	20	14	24	(4)
Gross income	2,457	2,569	2,633	2,660	2,599	2,721	2,813
Operating expenses	(970)	(992)	(1,045)	(1,117)	(1,034)	(1,052)	(1,084)
General administrative expenses	(873)	(892)	(949)	(1,029)	(936)	(947)	(977)
Personnel	(469)	(492)	(519)	(562)	(516)	(527)	(547)
Other general administrative expenses	(403)	(400)	(430)	(467)	(420)	(421)	(430)
Depreciation and amortisation	(97)	(100)	(96)	(88)	(98)	(105)	(108)
Net operating income	1,487	1,577	1,589	1,543	1,565	1,670	1,728
Net loan-loss provisions	(675)	(714)	(797)	(868)	(786)	(755)	(883)
Other income	(171)	(226)	(248)	(169)	(194)	(194)	(116)
Profit before taxes	641	638	544	506	586	720	730
Tax on profit	(206)	(199)	(111)	(122)	(150)	(235)	(227)
Profit from continuing operations	435	439	433	384	436	485	503
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	435	439	433	384	436	485	503
Minority interests	45	48	48	37	45	52	52
Attributable profit to the Group	390	390	385	346	391	433	451

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	69,985	69,075	72,053	71,728	68,760	67,448	68,140
Financial assets held for trading (w/o loans)	14,211	15,161	18,359	15,908	17,761	19,310	16,274
Financial assets available-for-sale	22,273	24,967	18,668	18,830	18,275	17,532	17,885
Central banks and credit institutions **	23,109	25,223	31,649	31,784	30,909	36,048	36,532
Tangible and intangible assets	2,590	2,560	2,634	2,715	2,692	2,624	2,587
Other assets	16,447	14,902	23,669	23,993	23,198	21,680	22,506
Total assets/liabilities & shareholders’ equity	148,616	151,889	167,033	164,959	161,596	164,643	163,925
Customer deposits **	62,966	64,403	67,870	67,439	67,926	68,081	68,970
Debt securities issued **	26,132	27,927	30,974	31,164	30,097	30,931	29,685
Liabilities under insurance contracts	1	1	1	1	1	1	1
Central banks and credit institutions **	21,556	24,807	28,767	25,720	24,423	21,951	20,658
Other liabilities	26,148	22,606	26,970	28,679	25,429	29,376	29,748
Stockholders’ equity ***	11,813	12,145	12,450	11,955	13,720	14,303	14,863
Other managed and marketed customer funds	46,016	47,797	51,668	54,307	55,286	55,426	56,698
Mutual funds	43,048	44,669	48,420	51,156	51,952	51,934	52,955
Pension funds	—	—	—	—	—	—	—
Managed portfolios	2,969	3,128	3,248	3,151	3,334	3,492	3,743
Managed and marketed customer funds	135,114	140,126	150,512	152,909	153,309	154,438	155,353

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Brazil

R$ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	22,797	22,372	425	1.9
Net fee income	8,080	7,016	1,064	15.2
Gains (losses) on financial transactions	993	334	659	197.1
Other operating income *	134	415	(281)	(67.8)
Gross income	32,003	30,137	1,866	6.2
Operating expenses	(12,473)	(11,829)	(643)	5.4
General administrative expenses	(11,252)	(10,677)	(575)	5.4
Personnel	(6,255)	(5,825)	(430)	7.4
Other general administrative expenses	(4,997)	(4,852)	(145)	3.0
Depreciation and amortisation	(1,221)	(1,152)	(69)	6.0
Net operating income	19,530	18,307	1,222	6.7
Net loan-loss provisions	(9,539)	(8,602)	(936)	10.9
Other income	(1,982)	(2,534)	553	(21.8)
Profit before taxes	8,009	7,171	838	11.7
Tax on profit	(2,406)	(2,030)	(376)	18.5
Profit from continuing operations	5,603	5,141	462	9.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	5,603	5,141	462	9.0
Minority interests	584	557	27	4.8
Attributable profit to the Group	5,019	4,584	435	9.5

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	246,736	260,905	(14,169)	(5.4)
Financial assets held for trading (w/o loans)	58,929	66,478	(7,550)	(11.4)
Financial assets available-for-sale	64,762	67,598	(2,836)	(4.2)
Central banks and credit institutions **	132,283	114,600	17,683	15.4
Tangible and intangible assets	9,366	9,538	(172)	(1.8)
Other assets	81,496	85,705	(4,209)	(4.9)
Total assets/liabilities & shareholders’ equity	593,572	604,826	(11,254)	(1.9)
Customer deposits **	249,741	245,756	3,984	1.6
Debt securities issued **	107,490	112,158	(4,668)	(4.2)
Liabilities under insurance contracts	4	4	(0)	(9.1)
Central banks and credit institutions **	74,803	104,167	(29,364)	(28.2)
Other liabilities	107,716	97,659	10,057	10.3
Stockholders’ equity ***	53,819	45,081	8,738	19.4
Other managed and marketed customer funds	205,304	187,089	18,215	9.7
Mutual funds	191,749	175,328	16,421	9.4
Pension funds	—	—	—	—
Managed portfolios	13,555	11,761	1,794	15.3
Managed and marketed customer funds	562,534	545,003	17,531	3.2

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Brazil

R$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	7,248	7,419	7,705	7,952	7,701	7,417	7,679
Net fee income	2,275	2,317	2,424	2,619	2,460	2,799	2,821
Gains (losses) on financial transactions	77	220	37	(181)	11	398	584
Other operating income *	67	153	195	79	56	94	(16)
Gross income	9,666	10,109	10,362	10,468	10,227	10,708	11,067
Operating expenses	(3,815)	(3,904)	(4,110)	(4,396)	(4,068)	(4,138)	(4,266)
General administrative expenses	(3,434)	(3,511)	(3,732)	(4,050)	(3,682)	(3,727)	(3,843)
Personnel	(1,847)	(1,937)	(2,040)	(2,213)	(2,030)	(2,072)	(2,152)
Other general administrative expenses	(1,587)	(1,573)	(1,692)	(1,837)	(1,651)	(1,655)	(1,691)
Depreciation and amortisation	(381)	(394)	(378)	(347)	(387)	(411)	(423)
Net operating income	5,851	6,205	6,251	6,072	6,159	6,570	6,801
Net loan-loss provisions	(2,657)	(2,808)	(3,138)	(3,415)	(3,093)	(2,972)	(3,473)
Other income	(672)	(888)	(975)	(667)	(762)	(763)	(457)
Profit before taxes	2,523	2,509	2,139	1,990	2,304	2,835	2,870
Tax on profit	(812)	(783)	(435)	(481)	(589)	(926)	(891)
Profit from continuing operations	1,711	1,726	1,704	1,509	1,716	1,908	1,979
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	1,711	1,726	1,704	1,509	1,716	1,908	1,979
Minority interests	177	191	190	147	175	204	205
Attributable profit to the Group	1,534	1,536	1,514	1,362	1,540	1,704	1,774
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	253,417	250,119	260,905	259,729	248,979	244,229	246,736
Financial assets held for trading (w/o loans)	51,459	54,899	66,478	57,604	64,314	69,921	58,929
Financial assets available-for-sale	80,650	90,406	67,598	68,184	66,174	63,484	64,762
Central banks and credit institutions **	83,678	91,334	114,600	115,089	111,920	130,531	132,283
Tangible and intangible assets	9,380	9,271	9,538	9,831	9,749	9,503	9,366
Other assets	59,554	53,960	85,705	86,879	84,002	78,504	81,496
Total assets/liabilities & shareholders’ equity	538,138	549,990	604,826	597,316	585,139	596,171	593,572
Customer deposits **	227,998	233,203	245,756	244,196	245,962	246,520	249,741
Debt securities issued **	94,625	101,122	112,158	112,843	108,979	112,002	107,490
Liabilities under insurance contracts	3	4	4	5	4	4	4
Central banks and credit institutions **	78,056	89,827	104,167	93,134	88,435	79,483	74,803
Other liabilities	94,682	81,855	97,659	103,848	92,079	106,370	107,716
Stockholders’ equity ***	42,774	43,979	45,081	43,290	49,679	51,792	53,819
Other managed and marketed customer funds	166,625	173,071	187,089	196,645	200,192	200,697	205,304
Mutual funds	155,875	161,745	175,328	185,236	188,119	188,052	191,749
Pension funds	—	—	—	—	—	—	—
Managed portfolios	10,750	11,326	11,761	11,408	12,072	12,645	13,555
Managed and marketed customer funds	489,248	507,397	545,003	553,684	555,133	559,218	562,534

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	1,770	1,818	(47)	(2.6)
Net fee income	532	601	(69)	(11.5)
Gains (losses) on financial transactions	96	102	(6)	(6.3)
Other operating income *	(23)	(54)	31	(57.2)
Gross income	2,375	2,467	(92)	(3.7)
Operating expenses	(950)	(1,035)	85	(8.2)
General administrative expenses	(868)	(948)	79	(8.4)
Personnel	(450)	(504)	54	(10.6)
Other general administrative expenses	(418)	(444)	26	(5.8)
Depreciation and amortisation	(82)	(88)	6	(6.8)
Net operating income	1,425	1,431	(7)	(0.5)
Net loan-loss provisions	(629)	(662)	33	(5.0)
Other income	(22)	6	(29)	—
Profit before taxes	774	776	(2)	(0.2)
Tax on profit	(172)	(169)	(3)	1.9
Profit from continuing operations	602	607	(5)	(0.8)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	602	607	(5)	(0.8)
Minority interests	142	152	(10)	(6.5)
Attributable profit to the Group	460	456	5	1.1

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	27,757	28,198	(441)	(1.6)
Financial assets held for trading (w/o loans)	12,749	18,448	(5,699)	(30.9)
Financial assets available-for-sale	6,595	4,939	1,657	33.5
Central banks and credit institutions **	8,485	6,760	1,725	25.5
Tangible and intangible assets	359	363	(4)	(1.2)
Other assets	5,708	6,700	(992)	(14.8)
Total assets/liabilities & shareholders’ equity	61,653	65,408	(3,755)	(5.7)
Customer deposits **	25,982	26,540	(559)	(2.1)
Debt securities issued **	5,229	5,228	1	0.0
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	9,820	11,794	(1,974)	(16.7)
Other liabilities	16,571	16,801	(230)	(1.4)
Stockholders’ equity ***	4,052	5,045	(994)	(19.7)
Other managed and marketed customer funds	10,937	11,631	(694)	(6.0)
Mutual funds	10,937	11,631	(694)	(6.0)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	42,147	43,399	(1,252)	(2.9)

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	14.78	12.73	2.04 p.
Efficiency ratio (with amortisations)	40.0	42.0	(1.97 p.	)
NPL ratio	2.95	3.54	(0.59 p.	)
Coverage ratio	101.9	93.0	8.90 p.
Number of employees	17,467	17,704	(237)		(1.3)
Number of branches	1,387	1,354	33		2.4

Mexico

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	597	621	600	633	594	579	598
Net fee income	194	213	194	199	173	190	169
Gains (losses) on financial transactions	43	33	26	36	34	23	38
Other operating income *	(15)	(14)	(26)	(18)	(9)	(5)	(9)
Gross income	819	854	794	850	792	786	796
Operating expenses	(355)	(353)	(327)	(334)	(322)	(317)	(311)
General administrative expenses	(325)	(322)	(301)	(309)	(293)	(289)	(287)
Personnel	(168)	(173)	(163)	(158)	(152)	(159)	(139)
Other general administrative expenses	(157)	(148)	(138)	(151)	(140)	(130)	(148)
Depreciation and amortisation	(30)	(32)	(26)	(25)	(29)	(29)	(24)
Net operating income	463	501	467	516	470	469	486
Net loan-loss provisions	(211)	(224)	(227)	(215)	(221)	(214)	(194)
Other income	8	(2)	1	(10)	(6)	(11)	(5)
Profit before taxes	260	274	241	291	243	244	288
Tax on profit	(59)	(61)	(48)	(67)	(55)	(52)	(65)
Profit from continuing operations	201	213	193	224	187	192	223
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	201	213	193	224	187	192	223
Minority interests	48	53	50	51	45	46	51
Attributable profit to the Group	153	160	143	173	143	146	172

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	29,112	28,609	28,198	30,158	28,702	28,215	27,757
Financial assets held for trading (w/o loans)	16,677	15,391	18,448	16,949	17,505	15,128	12,749
Financial assets available-for-sale	4,065	3,986	4,939	5,972	5,632	6,739	6,595
Central banks and credit institutions **	6,099	5,338	6,760	4,717	6,193	8,102	8,485
Tangible and intangible assets	493	460	363	396	380	364	359
Other assets	8,671	7,529	6,700	6,535	7,223	6,080	5,708
Total assets/liabilities & shareholders’ equity	65,118	61,312	65,408	64,728	65,636	64,628	61,653
Customer deposits **	30,965	28,747	26,540	28,274	28,214	27,497	25,982
Debt securities issued **	5,694	5,901	5,228	5,783	5,452	5,410	5,229
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	9,988	8,473	11,794	12,884	11,516	10,159	9,820
Other liabilities	13,608	13,329	16,801	12,829	15,820	17,345	16,571
Stockholders’ equity ***	4,863	4,862	5,045	4,957	4,634	4,218	4,052
Other managed and marketed customer funds	13,222	12,557	11,631	11,477	11,628	11,359	10,937
Mutual funds	13,222	12,557	11,631	11,477	11,628	11,359	10,937
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	49,881	47,205	43,399	45,535	45,294	44,266	42,147

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Other information
NPL ratio	3.71	3.81	3.54	3.38	3.06	3.01	2.95
Coverage ratio	88.4	87.5	93.0	90.6	97.5	102.3	101.9
Cost of credit	2.92	2.89	2.87	2.91	2.95	2.96	2.86

Mexico

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	1,770	1,543	227	14.7
Net fee income	532	510	22	4.2
Gains (losses) on financial transactions	96	87	9	10.3
Other operating income *	(23)	(46)	23	(49.5)
Gross income	2,375	2,094	281	13.4
Operating expenses	(950)	(879)	(71)	8.1
General administrative expenses	(868)	(804)	(64)	7.9
Personnel	(450)	(427)	(22)	5.3
Other general administrative expenses	(418)	(377)	(41)	11.0
Depreciation and amortisation	(82)	(74)	(7)	9.7
Net operating income	1,425	1,215	210	17.2
Net loan-loss provisions	(629)	(562)	(67)	11.9
Other income	(22)	5	(28)	—
Profit before taxes	774	659	115	17.5
Tax on profit	(172)	(143)	(29)	20.0
Profit from continuing operations	602	515	87	16.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	602	515	87	16.8
Minority interests	142	129	13	10.1
Attributable profit to the Group	460	387	74	19.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	27,757	24,615	3,142	12.8
Financial assets held for trading (w/o loans)	12,749	16,104	(3,355)	(20.8)
Financial assets available-for-sale	6,595	4,311	2,284	53.0
Central banks and credit institutions **	8,485	5,901	2,584	43.8
Tangible and intangible assets	359	317	42	13.2
Other assets	5,708	5,849	(141)	(2.4)
Total assets/liabilities & shareholders’ equity	61,653	57,097	4,555	8.0
Customer deposits **	25,982	23,168	2,813	12.1
Debt securities issued **	5,229	4,563	665	14.6
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	9,820	10,295	(476)	(4.6)
Other liabilities	16,571	14,666	1,905	13.0
Stockholders’ equity ***	4,052	4,404	(353)	(8.0)
Other managed and marketed customer funds	10,937	10,153	784	7.7
Mutual funds	10,937	10,153	784	7.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	42,147	37,885	4,262	11.3

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	492	515	536	567	579	579	612
Net fee income	160	177	174	179	169	190	174
Gains (losses) on financial transactions	35	28	24	32	33	23	39
Other operating income *	(12)	(11)	(23)	(16)	(9)	(5)	(9)
Gross income	675	708	711	762	772	787	816
Operating expenses	(293)	(293)	(293)	(301)	(314)	(318)	(318)
General administrative expenses	(268)	(267)	(270)	(278)	(285)	(289)	(294)
Personnel	(138)	(144)	(146)	(142)	(148)	(159)	(142)
Other general administrative expenses	(130)	(123)	(124)	(135)	(137)	(130)	(152)
Depreciation and amortisation	(25)	(26)	(23)	(23)	(29)	(29)	(24)
Net operating income	382	415	418	462	458	469	498
Net loan-loss provisions	(174)	(186)	(202)	(193)	(216)	(214)	(199)
Other income	6	(2)	1	(9)	(6)	(11)	(5)
Profit before taxes	215	228	216	260	236	244	294
Tax on profit	(49)	(51)	(43)	(60)	(54)	(52)	(66)
Profit from continuing operations	166	177	173	200	183	192	228
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	166	177	173	200	183	192	228
Minority interests	40	44	45	45	43	46	52
Attributable profit to the Group	126	133	128	155	139	146	175

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	22,113	23,074	24,615	26,240	25,865	26,782	27,757
Financial assets held for trading (w/o loans)	12,668	12,413	16,104	14,747	15,775	14,359	12,749
Financial assets available-for-sale	3,088	3,215	4,311	5,196	5,076	6,397	6,595
Central banks and credit institutions **	4,633	4,305	5,901	4,104	5,581	7,690	8,485
Tangible and intangible assets	375	371	317	344	342	346	359
Other assets	6,586	6,072	5,849	5,686	6,509	5,771	5,708
Total assets/liabilities & shareholders’ equity	49,462	49,451	57,097	56,318	59,149	61,345	61,653
Customer deposits **	23,520	23,186	23,168	24,601	25,425	26,101	25,982
Debt securities issued **	4,325	4,759	4,563	5,032	4,913	5,135	5,229
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	7,587	6,834	10,295	11,210	10,378	9,643	9,820
Other liabilities	10,336	10,750	14,666	11,162	14,256	16,464	16,571
Stockholders’ equity ***	3,694	3,921	4,404	4,313	4,176	4,003	4,052
Other managed and marketed customer funds	10,043	10,128	10,153	9,986	10,479	10,782	10,937
Mutual funds	10,043	10,128	10,153	9,986	10,479	10,782	10,937
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	37,889	38,073	37,885	39,619	40,817	42,018	42,147

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico

Million pesos

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	36,120	31,483	4,636	14.7
Net fee income	10,851	10,413	439	4.2
Gains (losses) on financial transactions	1,953	1,770	183	10.3
Other operating income *	(476)	(944)	468	(49.5)
Gross income	48,447	42,722	5,725	13.4
Operating expenses	(19,378)	(17,929)	(1,449)	8.1
General administrative expenses	(17,714)	(16,413)	(1,301)	7.9
Personnel	(9,180)	(8,722)	(458)	5.3
Other general administrative expenses	(8,533)	(7,691)	(843)	11.0
Depreciation and amortisation	(1,664)	(1,516)	(148)	9.7
Net operating income	29,069	24,793	4,276	17.2
Net loan-loss provisions	(12,825)	(11,467)	(1,359)	11.9
Other income	(454)	110	(565)	—
Profit before taxes	15,790	13,437	2,353	17.5
Tax on profit	(3,504)	(2,920)	(584)	20.0
Profit from continuing operations	12,286	10,517	1,769	16.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	12,286	10,517	1,769	16.8
Minority interests	2,892	2,626	266	10.1
Attributable profit to the Group	9,394	7,891	1,503	19.0

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	603,403	535,103	68,301	12.8
Financial assets held for trading (w/o loans)	277,148	350,088	(72,940)	(20.8)
Financial assets available-for-sale	143,376	93,721	49,655	53.0
Central banks and credit institutions **	184,462	128,292	56,170	43.8
Tangible and intangible assets	7,795	6,886	909	13.2
Other assets	124,077	127,145	(3,069)	(2.4)
Total assets/liabilities & shareholders’ equity	1,340,261	1,241,236	99,026	8.0
Customer deposits **	564,813	503,652	61,161	12.1
Debt securities issued **	113,669	99,205	14,464	14.6
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	213,469	223,811	(10,342)	(4.6)
Other liabilities	360,227	318,821	41,406	13.0
Stockholders’ equity ***	88,084	95,747	(7,663)	(8.0)
Other managed and marketed customer funds	237,753	220,719	17,034	7.7
Mutual funds	237,753	220,719	17,034	7.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Managed and marketed customer funds	916,235	823,577	92,659	11.3

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Mexico

Million pesos

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	10,041	10,504	10,939	11,578	11,808	11,823	12,488
Net fee income	3,259	3,613	3,541	3,642	3,445	3,867	3,540
Gains (losses) on financial transactions	718	564	487	657	679	474	799
Other operating income *	(249)	(232)	(463)	(329)	(186)	(110)	(180)
Gross income	13,769	14,450	14,503	15,547	15,745	16,054	16,647
Operating expenses	(5,973)	(5,978)	(5,978)	(6,131)	(6,402)	(6,479)	(6,497)
General administrative expenses	(5,467)	(5,444)	(5,501)	(5,664)	(5,817)	(5,896)	(6,001)
Personnel	(2,819)	(2,934)	(2,969)	(2,907)	(3,030)	(3,246)	(2,905)
Other general administrative expenses	(2,648)	(2,510)	(2,533)	(2,757)	(2,787)	(2,650)	(3,096)
Depreciation and amortisation	(506)	(533)	(476)	(467)	(586)	(583)	(496)
Net operating income	7,795	8,472	8,526	9,416	9,343	9,576	10,151
Net loan-loss provisions	(3,545)	(3,791)	(4,131)	(3,939)	(4,399)	(4,364)	(4,062)
Other income	130	(36)	17	(174)	(123)	(233)	(98)
Profit before taxes	4,380	4,644	4,412	5,302	4,821	4,979	5,990
Tax on profit	(999)	(1,039)	(882)	(1,223)	(1,097)	(1,060)	(1,346)
Profit from continuing operations	3,381	3,606	3,530	4,080	3,724	3,919	4,643
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	3,381	3,606	3,530	4,080	3,724	3,919	4,643
Minority interests	807	902	917	925	886	939	1,067
Attributable profit to the Group	2,574	2,704	2,613	3,155	2,839	2,979	3,577
(*).- Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	480,702	501,609	535,103	570,433	562,286	582,206	603,403
Financial assets held for trading (w/o loans)	275,379	269,846	350,088	320,576	342,933	312,155	277,148
Financial assets available-for-sale	67,130	69,887	93,721	112,964	110,338	139,062	143,376
Central banks and credit institutions **	100,717	93,585	128,292	89,225	121,327	167,180	184,462
Tangible and intangible assets	8,147	8,071	6,886	7,488	7,442	7,518	7,795
Other assets	143,174	132,002	127,145	123,603	141,501	125,458	124,077
Total assets/liabilities & shareholders’ equity	1,075,250	1,075,000	1,241,236	1,224,289	1,285,828	1,333,578	1,340,261
Customer deposits **	511,307	504,032	503,652	534,796	552,715	567,398	564,813
Debt securities issued **	94,023	103,464	99,205	109,387	106,804	111,627	113,669
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	164,927	148,567	223,811	243,694	225,602	209,625	213,469
Other liabilities	224,700	233,697	318,821	242,651	309,920	357,899	360,227
Stockholders’ equity ***	80,293	85,240	95,747	93,761	90,787	87,029	88,084
Other managed and marketed customer funds	218,327	220,166	220,719	217,086	227,797	234,392	237,753
Mutual funds	218,327	220,166	220,719	217,086	227,797	234,392	237,753
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Managed and marketed customer funds	823,657	827,662	823,577	861,269	887,316	913,417	916,235

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	1,342	1,356	(14)	(1.0)
Net fee income	261	275	(14)	(5.2)
Gains (losses) on financial transactions	143	151	(8)	(5.1)
Other operating income *	3	10	(7)	(73.5)
Gross income	1,749	1,792	(43)	(2.4)
Operating expenses	(721)	(743)	22	(3.0)
General administrative expenses	(657)	(687)	31	(4.4)
Personnel	(409)	(415)	6	(1.4)
Other general administrative expenses	(247)	(272)	25	(9.0)
Depreciation and amortisation	(64)	(56)	(8)	14.5
Net operating income	1,028	1,049	(21)	(2.0)
Net loan-loss provisions	(382)	(410)	28	(6.8)
Other income	7	(1)	8	—
Profit before taxes	653	638	15	2.4
Tax on profit	(113)	(96)	(16)	17.0
Profit from continuing operations	540	541	(1)	(0.2)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	540	541	(1)	(0.2)
Minority interests	164	164	0	0.1
Attributable profit to the Group	377	378	(1)	(0.3)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	35,883	31,874	4,009	12.6
Financial assets held for trading (w/o loans)	2,876	3,665	(788)	(21.5)
Financial assets available-for-sale	3,901	2,449	1,452	59.3
Central banks and credit institutions **	3,382	3,479	(96)	(2.8)
Tangible and intangible assets	375	343	33	9.5
Other assets	3,522	3,669	(147)	(4.0)
Total assets/liabilities & shareholders’ equity	49,939	45,477	4,462	9.8
Customer deposits **	25,460	23,211	2,249	9.7
Debt securities issued **	9,165	7,685	1,480	19.3
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	6,783	5,878	904	15.4
Other liabilities	5,394	5,843	(448)	(7.7)
Stockholders’ equity ***	3,137	2,860	277	9.7
Other managed and marketed customer funds	9,941	7,307	2,633	36.0
Mutual funds	7,449	5,463	1,986	36.4
Pension funds	—	—	—	—
Managed portfolios	2,492	1,845	647	35.1
Managed and marketed customer funds	44,565	38,204	6,362	16.7

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Ratios (%) and other data
RoTE	17.17	17.11	0.06 p.
Efficiency ratio (with amortisations)	41.2	41.5	(0.26 p.	)
NPL ratio	5.12	5.60	(0.48 p.	)
Coverage ratio	58.1	52.8	5.30 p.
Number of employees	12,208	12,334	(126)		(1.0)
Number of branches	465	476	(11)		(2.3)

Chile

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	398	498	460	435	421	449	472
Net fee income	87	96	93	84	88	85	89
Gains (losses) on financial transactions	65	35	51	22	48	42	53
Other operating income *	4	4	2	2	(0)	1	2
Gross income	553	633	606	543	556	577	616
Operating expenses	(238)	(263)	(243)	(260)	(235)	(237)	(249)
General administrative expenses	(219)	(244)	(224)	(239)	(216)	(216)	(225)
Personnel	(128)	(149)	(138)	(153)	(128)	(139)	(142)
Other general administrative expenses	(91)	(95)	(86)	(86)	(88)	(76)	(83)
Depreciation and amortisation	(18)	(19)	(18)	(21)	(19)	(21)	(23)
Net operating income	316	370	364	283	321	339	368
Net loan-loss provisions	(132)	(126)	(153)	(157)	(109)	(127)	(146)
Other income	6	(3)	(4)	4	1	(1)	6
Profit before taxes	190	241	207	130	213	211	228
Tax on profit	(43)	(28)	(25)	(17)	(40)	(31)	(42)
Profit from continuing operations	147	212	182	113	173	181	187
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	147	212	182	113	173	181	187
Minority interests	41	65	57	36	52	55	58
Attributable profit to the Group	106	147	125	78	122	126	129

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	34,510	33,733	31,874	32,338	33,350	35,322	35,883
Financial assets held for trading (w/o loans)	2,940	2,918	3,665	3,144	2,793	3,217	2,876
Financial assets available-for-sale	2,290	2,831	2,449	2,668	3,548	3,273	3,901
Central banks and credit institutions **	3,622	2,711	3,479	3,294	3,502	3,469	3,382
Tangible and intangible assets	382	371	343	355	354	373	375
Other assets	4,541	3,930	3,669	4,161	3,341	4,387	3,522
Total assets/liabilities & shareholders’ equity	48,285	46,495	45,477	45,960	46,888	50,041	49,939
Customer deposits **	26,499	24,203	23,211	24,347	24,679	25,636	25,460
Debt securities issued **	8,474	8,464	7,685	7,467	7,282	8,419	9,165
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	4,407	5,801	5,878	5,886	6,287	7,305	6,783
Other liabilities	5,712	5,128	5,843	5,280	5,519	5,693	5,394
Stockholders’ equity ***	3,193	2,898	2,860	2,980	3,121	2,988	3,137
Other managed and marketed customer funds	7,871	7,792	7,307	7,370	7,063	8,044	9,941
Mutual funds	5,793	5,786	5,463	5,422	5,079	5,603	7,449
Pension funds	—	—	—	—	—	—	—
Managed portfolios	2,078	2,006	1,845	1,948	1,984	2,441	2,492
Managed and marketed customer funds	42,845	40,459	38,204	39,184	39,024	42,099	44,565

(**).-	Including all on-balance sheet balances for this item
(***).-	Capital + reserves + profit + other accumulated results

Other information
NPL ratio	5.88	5.73	5.60	5.62	5.45	5.28	5.12
Coverage ratio	52.0	51.6	52.8	53.9	54.6	55.5	58.1
Cost of credit	1.74	1.68	1.68	1.65	1.58	1.59	1.55

Chile

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	1,342	1,272	70	5.5
Net fee income	261	258	3	1.1
Gains (losses) on financial transactions	143	142	2	1.1
Other operating income *	3	9	(7)	(71.8)
Gross income	1,749	1,682	68	4.0
Operating expenses	(721)	(698)	(23)	3.4
General administrative expenses	(657)	(645)	(12)	1.8
Personnel	(409)	(390)	(20)	5.1
Other general administrative expenses	(247)	(255)	8	(3.0)
Depreciation and amortisation	(64)	(53)	(12)	22.0
Net operating income	1,028	984	44	4.5
Net loan-loss provisions	(382)	(385)	3	(0.7)
Other income	7	(1)	8	—
Profit before taxes	653	598	55	9.2
Tax on profit	(113)	(91)	(22)	24.7
Profit from continuing operations	540	508	32	6.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	540	508	32	6.4
Minority interests	164	153	10	6.7
Attributable profit to the Group	377	354	22	6.3

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	35,883	34,101	1,782	5.2
Financial assets held for trading (w/o loans)	2,876	3,921	(1,044)	(26.6)
Financial assets available-for-sale	3,901	2,620	1,281	48.9
Central banks and credit institutions **	3,382	3,722	(339)	(9.1)
Tangible and intangible assets	375	367	9	2.4
Other assets	3,522	3,925	(403)	(10.3)
Total assets/liabilities & shareholders’ equity	49,939	48,655	1,284	2.6
Customer deposits **	25,460	24,833	627	2.5
Debt securities issued **	9,165	8,222	943	11.5
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	6,783	6,289	494	7.8
Other liabilities	5,394	6,251	(857)	(13.7)
Stockholders’ equity ***	3,137	3,060	77	2.5
Other managed and marketed customer funds	9,941	7,818	2,123	27.1
Mutual funds	7,449	5,844	1,604	27.5
Pension funds	—	—	—	—
Managed portfolios	2,492	1,974	518	26.2
Managed and marketed customer funds	44,565	40,873	3,692	9.0

(**).- Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	369	449	455	438	429	453	460
Net fee income	80	86	92	85	89	86	86
Gains (losses) on financial transactions	60	31	50	24	49	42	52
Other operating income *	3	4	2	2	(0)	1	2
Gross income	513	570	599	549	567	582	601
Operating expenses	(220)	(237)	(240)	(261)	(239)	(239)	(242)
General administrative expenses	(203)	(220)	(222)	(240)	(220)	(218)	(219)
Personnel	(118)	(135)	(137)	(153)	(130)	(141)	(138)
Other general administrative expenses	(85)	(85)	(85)	(87)	(89)	(77)	(81)
Depreciation and amortisation	(17)	(17)	(18)	(21)	(20)	(22)	(23)
Net operating income	293	333	358	288	327	343	359
Net loan-loss provisions	(122)	(113)	(150)	(156)	(111)	(129)	(142)
Other income	6	(3)	(4)	4	1	(1)	6
Profit before taxes	176	217	205	135	217	213	222
Tax on profit	(40)	(25)	(25)	(18)	(41)	(31)	(41)
Profit from continuing operations	137	192	179	117	176	182	182
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	137	192	179	117	176	182	182
Minority interests	38	59	56	37	53	55	56
Attributable profit to the Group	98	133	123	81	124	127	126

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	31,794	32,868	34,101	34,108	34,683	35,475	35,883
Financial assets held for trading (w/o loans)	2,708	2,843	3,921	3,316	2,904	3,231	2,876
Financial assets available-for-sale	2,109	2,758	2,620	2,814	3,689	3,287	3,901
Central banks and credit institutions **	3,337	2,642	3,722	3,474	3,642	3,484	3,382
Tangible and intangible assets	352	362	367	375	368	374	375
Other assets	4,184	3,830	3,925	4,389	3,474	4,406	3,522
Total assets/liabilities & shareholders’ equity	44,485	45,302	48,655	48,476	48,762	50,257	49,939
Customer deposits **	24,414	23,582	24,833	25,680	25,665	25,747	25,460
Debt securities issued **	7,807	8,247	8,222	7,876	7,573	8,455	9,165
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	4,061	5,653	6,289	6,209	6,538	7,336	6,783
Other liabilities	5,262	4,997	6,251	5,569	5,740	5,718	5,394
Stockholders’ equity ***	2,941	2,824	3,060	3,143	3,246	3,001	3,137
Other managed and marketed customer funds	7,252	7,592	7,818	7,773	7,345	8,079	9,941
Mutual funds	5,337	5,638	5,844	5,719	5,282	5,627	7,449
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,914	1,954	1,974	2,055	2,063	2,452	2,492
Managed and marketed customer funds	39,473	39,421	40,873	41,329	40,584	42,281	44,565

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

Ch$ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	1,017,810	964,713	53,098	5.5
Net fee income	198,014	195,933	2,081	1.1
Gains (losses) on financial transactions	108,532	107,325	1,207	1.1
Other operating income *	2,017	7,151	(5,134)	(71.8)
Gross income	1,326,373	1,275,122	51,252	4.0
Operating expenses	(546,685)	(528,888)	(17,798)	3.4
General administrative expenses	(498,074)	(489,045)	(9,029)	1.8
Personnel	(310,420)	(295,494)	(14,926)	5.1
Other general administrative expenses	(187,654)	(193,551)	5,897	(3.0)
Depreciation and amortisation	(48,611)	(39,843)	(8,768)	22.0
Net operating income	779,688	746,234	33,454	4.5
Net loan-loss provisions	(289,903)	(291,899)	1,997	(0.7)
Other income	5,517	(606)	6,122	—
Profit before taxes	495,302	453,729	41,573	9.2
Tax on profit	(85,580)	(68,628)	(16,953)	24.7
Profit from continuing operations	409,722	385,101	24,621	6.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	409,722	385,101	24,621	6.4
Minority interests	124,139	116,374	7,765	6.7
Attributable profit to the Group	285,582	268,727	16,855	6.3

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	26,324,073	25,017,101	1,306,972	5.2
Financial assets held for trading (w/o loans)	2,110,180	2,876,402	(766,222)	(26.6)
Financial assets available-for-sale	2,861,736	1,922,237	939,499	48.9
Central banks and credit institutions **	2,481,252	2,730,252	(249,001)	(9.1)
Tangible and intangible assets	275,281	268,891	6,390	2.4
Other assets	2,583,653	2,879,568	(295,915)	(10.3)
Total assets/liabilities & shareholders’ equity	36,636,175	35,694,451	941,724	2.6
Customer deposits **	18,677,990	18,218,198	459,792	2.5
Debt securities issued **	6,723,315	6,031,618	691,697	11.5
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	4,975,999	4,613,855	362,144	7.8
Other liabilities	3,957,262	4,585,752	(628,490)	(13.7)
Stockholders’ equity ***	2,301,609	2,245,028	56,581	2.5
Other managed and marketed customer funds	7,292,631	5,735,494	1,557,137	27.1
Mutual funds	5,464,596	4,287,513	1,177,082	27.5
Pension funds	—	—	—	—
Managed portfolios	1,828,035	1,447,981	380,055	26.2
Managed and marketed customer funds	32,693,936	29,985,311	2,708,626	9.0

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Chile

Ch$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	279,722	340,367	344,624	332,114	325,329	343,821	348,660
Net fee income	60,830	65,361	69,741	64,409	67,614	64,888	65,511
Gains (losses) on financial transactions	45,671	23,778	37,877	18,089	37,034	32,085	39,412
Other operating income *	2,611	2,980	1,560	1,282	(294)	480	1,831
Gross income	388,834	432,486	453,802	415,894	429,684	441,275	455,415
Operating expenses	(166,957)	(179,795)	(182,136)	(197,668)	(181,590)	(181,527)	(183,568)
General administrative expenses	(154,015)	(166,696)	(168,334)	(181,632)	(166,585)	(165,096)	(166,393)
Personnel	(89,753)	(102,044)	(103,697)	(115,785)	(98,758)	(106,658)	(105,004)
Other general administrative expenses	(64,262)	(64,652)	(64,637)	(65,847)	(67,827)	(58,438)	(61,389)
Depreciation and amortisation	(12,942)	(13,099)	(13,802)	(16,037)	(15,005)	(16,431)	(17,175)
Net operating income	221,876	252,691	271,667	218,226	248,094	259,748	271,847
Net loan-loss provisions	(92,461)	(85,988)	(113,450)	(118,563)	(84,383)	(97,590)	(107,930)
Other income	4,340	(2,008)	(2,938)	2,841	1,122	(391)	4,785
Profit before taxes	133,755	164,694	155,280	102,503	164,833	161,767	168,702
Tax on profit	(30,251)	(19,172)	(19,205)	(13,616)	(31,008)	(23,567)	(31,005)
Profit from continuing operations	103,504	145,523	136,074	88,887	133,824	138,200	137,697
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	103,504	145,523	136,074	88,887	133,824	138,200	137,697
Minority interests	29,047	44,798	42,529	27,838	39,853	41,760	42,527
Attributable profit to the Group	74,457	100,724	93,545	61,049	93,971	96,441	95,170

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	23,324,691	24,112,256	25,017,101	25,022,327	25,444,315	26,025,341	26,324,073
Financial assets held for trading (w/o loans)	1,986,953	2,085,549	2,876,402	2,432,810	2,130,701	2,370,026	2,110,180
Financial assets available-for-sale	1,547,496	2,023,435	1,922,237	2,064,389	2,706,681	2,411,741	2,861,736
Central banks and credit institutions **	2,448,268	1,938,043	2,730,252	2,548,530	2,672,154	2,555,930	2,481,252
Tangible and intangible assets	258,454	265,481	268,891	274,935	270,191	274,662	275,281
Other assets	3,069,216	2,809,455	2,879,568	3,219,816	2,548,792	3,232,082	2,583,653
Total assets/liabilities & shareholders’ equity	32,635,077	33,234,218	35,694,451	35,562,808	35,772,836	36,869,784	36,636,175
Customer deposits **	17,910,204	17,299,950	18,218,198	18,839,110	18,828,541	18,888,392	18,677,990
Debt securities issued **	5,727,642	6,050,147	6,031,618	5,777,697	5,555,623	6,203,020	6,723,315
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	2,978,870	4,146,852	4,613,855	4,554,756	4,796,453	5,382,135	4,975,999
Other liabilities	3,860,523	3,665,635	4,585,752	4,085,568	4,210,734	4,194,932	3,957,262
Stockholders’ equity ***	2,157,838	2,071,635	2,245,028	2,305,677	2,381,484	2,201,304	2,301,609
Other managed and marketed customer funds	5,319,970	5,569,920	5,735,494	5,702,734	5,388,674	5,926,964	7,292,631
Mutual funds	3,915,566	4,136,125	4,287,513	4,195,375	3,874,931	4,128,341	5,464,596
Pension funds	—	—	—	—	—	—	—
Managed portfolios	1,404,403	1,433,795	1,447,981	1,507,358	1,513,743	1,798,623	1,828,035
Managed and marketed customer funds	28,957,816	28,920,017	29,985,311	30,319,540	29,772,839	31,018,376	32,693,936

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

USA

€ million

			Variation
	9M ’16	9M’ 15	Amount	%
Income statement
Net interest income	4,466	4,562	(96)	(2.1)
Net fee income	844	799	45	5.6
Gains (losses) on financial transactions	38	193	(155)	(80.3)
Other operating income *	375	265	110	41.5
Gross income	5,723	5,820	(97)	(1.7)
Operating expenses	(2,335)	(2,197)	(137)	6.2
General administrative expenses	(2,105)	(2,007)	(98)	4.9
Personnel	(1,222)	(1,130)	(92)	8.1
Other general administrative expenses	(884)	(877)	(7)	0.8
Depreciation and amortisation	(229)	(191)	(39)	20.3
Net operating income	3,388	3,622	(234)	(6.5)
Net loan-loss provisions	(2,342)	(2,144)	(198)	9.2
Other income	(82)	(97)	15	(15.4)
Profit before taxes	965	1,382	(417)	(30.2)
Tax on profit	(338)	(444)	106	(23.9)
Profit from continuing operations	627	938	(311)	(33.1)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	627	938	(311)	(33.1)
Minority interests	246	278	(32)	(11.5)
Attributable profit to the Group	381	660	(279)	(42.3)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	82,007	80,789	1,218	1.5
Financial assets held for trading (w/o loans)	2,630	1,248	1,382	110.7
Financial assets available-for-sale	14,415	18,446	(4,030)	(21.8)
Central banks and credit institutions **	1,652	1,223	430	35.1
Tangible and intangible assets	10,102	8,585	1,517	17.7
Other assets	18,960	15,147	3,813	25.2
Total assets/liabilities & shareholders’ equity	129,768	125,438	4,330	3.5
Customer deposits **	60,166	58,970	1,196	2.0
Debt securities issued **	24,588	22,443	2,145	9.6
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	22,268	25,138	(2,870)	(11.4)
Other liabilities	8,974	7,571	1,403	18.5
Stockholders’ equity ***	13,772	11,315	2,457	21.7
Other managed and marketed customer funds	19,699	19,980	(282)	(1.4)
Mutual funds	6,958	7,317	(359)	(4.9)
Pension funds	—	—	—	—
Managed portfolios	12,740	12,663	77	0.6
Managed and marketed customer funds ****	85,435	83,427	2,008	2.4

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

Ratios (%) and other data
RoTE	4.07	8.48	(4.41 p.	)
Efficiency ratio (with amortisations)	40.8	37.8	3.04 p.
NPL ratio	2.24	2.20	0.04 p.
Coverage ratio	216.2	218.3	(2.10 p.	)
Number of employees	17,569	17,592	(23)		(0.1)
Number of branches	766	783	(17)		(2.2)

USA

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	1,463	1,549	1,550	1,554	1,548	1,462	1,456
Net fee income	262	271	266	286	283	293	268
Gains (losses) on financial transactions	51	103	39	37	20	8	10
Other operating income *	92	77	96	102	116	126	133
Gross income	1,868	2,000	1,952	1,979	1,968	1,888	1,867
Operating expenses	(696)	(729)	(772)	(827)	(777)	(774)	(784)
General administrative expenses	(635)	(663)	(708)	(754)	(703)	(697)	(706)
Personnel	(363)	(379)	(388)	(413)	(416)	(400)	(406)
Other general administrative expenses	(272)	(284)	(320)	(342)	(287)	(297)	(299)
Depreciation and amortisation	(60)	(66)	(64)	(73)	(74)	(77)	(78)
Net operating income	1,172	1,271	1,180	1,152	1,191	1,114	1,083
Net loan-loss provisions	(639)	(754)	(750)	(959)	(861)	(704)	(776)
Other income	(18)	(42)	(37)	(51)	(66)	(13)	(3)
Profit before taxes	514	475	393	142	264	397	304
Tax on profit	(158)	(158)	(129)	(72)	(103)	(143)	(91)
Profit from continuing operations	356	317	264	69	160	253	213
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	356	317	264	69	160	253	213
Minority interests	100	100	78	51	79	95	72
Attributable profit to the Group	257	217	186	18	82	159	141

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	82,418	79,652	80,789	84,190	80,836	83,144	82,007
Financial assets held for trading (w/o loans)	1,524	1,676	1,248	2,299	2,366	2,617	2,630
Financial assets available-for-sale	16,549	16,783	18,446	19,145	18,227	17,688	14,415
Central banks and credit institutions **	919	1,281	1,223	1,046	1,530	1,559	1,652
Tangible and intangible assets	7,975	7,899	8,585	9,156	9,254	10,000	10,102
Other assets	13,404	13,774	15,147	14,747	23,654	20,196	18,960
Total assets/liabilities & shareholders’ equity	122,788	121,064	125,438	130,584	135,868	135,205	129,768
Customer deposits **	60,162	58,133	58,970	60,115	59,526	59,382	60,166
Debt securities issued **	20,139	21,814	22,443	23,905	22,413	25,933	24,588
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	23,770	21,584	25,138	26,169	32,039	26,738	22,268
Other liabilities	7,605	8,397	7,571	9,073	8,720	9,384	8,974
Stockholders’ equity ***	11,113	11,136	11,315	11,321	13,170	13,767	13,772
Other managed and marketed customer funds	22,613	20,942	19,980	19,478	18,293	19,212	19,699
Mutual funds	8,536	7,707	7,317	7,123	6,813	6,979	6,958
Pension funds	—	—	—	—	—	—	—
Managed portfolios	14,077	13,235	12,663	12,355	11,481	12,233	12,740
Managed and marketed customer funds ****	86,077	83,078	83,427	84,238	82,288	84,192	85,435

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

Other information
NPL ratio	2.20	2.20	2.20	2.13	2.19	2.24	2.24
Coverage ratio	211.5	224.2	218.3	225.0	221.1	220.6	216.2
Cost of credit	3.25	3.39	3.36	3.66	3.85	3.77	3.80

USA

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	4,466	4,552	(86)	(1.9)
Net fee income	844	798	47	5.9
Gains (losses) on financial transactions	38	193	(155)	(80.3)
Other operating income *	375	264	111	41.9
Gross income	5,723	5,807	(84)	(1.4)
Operating expenses	(2,335)	(2,193)	(142)	6.5
General administrative expenses	(2,105)	(2,002)	(103)	5.1
Personnel	(1,222)	(1,127)	(94)	8.4
Other general administrative expenses	(884)	(875)	(9)	1.0
Depreciation and amortisation	(229)	(190)	(39)	20.6
Net operating income	3,388	3,614	(226)	(6.3)
Net loan-loss provisions	(2,342)	(2,139)	(202)	9.5
Other income	(82)	(97)	15	(15.2)
Profit before taxes	965	1,379	(414)	(30.0)
Tax on profit	(338)	(443)	105	(23.7)
Profit from continuing operations	627	936	(309)	(33.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	627	936	(309)	(33.0)
Minority interests	246	277	(31)	(11.3)
Attributable profit to the Group	381	658	(277)	(42.1)
(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	82,007	81,093	914	1.1
Financial assets held for trading (w/o loans)	2,630	1,253	1,377	109.9
Financial assets available-for-sale	14,415	18,515	(4,100)	(22.1)
Central banks and credit institutions **	1,652	1,227	425	34.6
Tangible and intangible assets	10,102	8,617	1,485	17.2
Other assets	18,960	15,204	3,756	24.7
Total assets/liabilities & shareholders’ equity	129,768	125,910	3,858	3.1
Customer deposits **	60,166	59,192	974	1.6
Debt securities issued **	24,588	22,528	2,060	9.1
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	22,268	25,233	(2,965)	(11.8)
Other liabilities	8,974	7,600	1,374	18.1
Stockholders’ equity ***	13,772	11,358	2,414	21.3
Other managed and marketed customer funds	19,699	20,056	(357)	(1.8)
Mutual funds	6,958	7,345	(387)	(5.3)
Pension funds	—	—	—	—
Managed portfolios	12,740	12,711	30	0.2
Managed and marketed customer funds ****	85,435	83,741	1,694	2.0

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

USA

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	1,475	1,533	1,544	1,524	1,529	1,481	1,456
Net fee income	264	269	265	281	280	296	268
Gains (losses) on financial transactions	52	103	39	36	20	8	10
Other operating income *	92	76	96	100	115	127	133
Gross income	1,883	1,980	1,944	1,942	1,943	1,912	1,868
Operating expenses	(701)	(722)	(769)	(813)	(767)	(783)	(784)
General administrative expenses	(641)	(657)	(705)	(741)	(694)	(705)	(706)
Personnel	(366)	(375)	(386)	(405)	(410)	(405)	(407)
Other general administrative expenses	(275)	(281)	(319)	(336)	(284)	(300)	(300)
Depreciation and amortisation	(61)	(65)	(64)	(72)	(73)	(78)	(78)
Net operating income	1,181	1,258	1,175	1,129	1,176	1,129	1,084
Net loan-loss provisions	(644)	(748)	(747)	(944)	(850)	(714)	(777)
Other income	(19)	(41)	(37)	(50)	(65)	(14)	(3)
Profit before taxes	518	469	391	135	261	400	304
Tax on profit	(159)	(156)	(128)	(70)	(102)	(145)	(91)
Profit from continuing operations	359	313	263	65	158	255	213
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	359	313	263	65	158	255	213
Minority interests	100	99	77	50	78	96	72
Attributable profit to the Group	259	214	186	15	81	159	141

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	79,449	79,851	81,093	82,124	82,458	82,705	82,007
Financial assets held for trading (w/o loans)	1,469	1,680	1,253	2,243	2,414	2,603	2,630
Financial assets available-for-sale	15,953	16,825	18,515	18,675	18,593	17,594	14,415
Central banks and credit institutions **	886	1,284	1,227	1,021	1,561	1,551	1,652
Tangible and intangible assets	7,687	7,919	8,617	8,931	9,440	9,947	10,102
Other assets	12,921	13,808	15,204	14,385	24,129	20,090	18,960
Total assets/liabilities & shareholders’ equity	118,366	121,367	125,910	127,379	138,595	134,490	129,768
Customer deposits **	57,995	58,279	59,192	58,639	60,721	59,068	60,166
Debt securities issued **	19,414	21,869	22,528	23,318	22,863	25,796	24,588
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	22,913	21,638	25,233	25,527	32,682	26,597	22,268
Other liabilities	7,331	8,418	7,600	8,851	8,895	9,335	8,974
Stockholders’ equity ***	10,713	11,164	11,358	11,044	13,434	13,695	13,772
Other managed and marketed customer funds	21,798	20,994	20,056	19,000	18,660	19,111	19,699
Mutual funds	8,228	7,726	7,345	6,949	6,949	6,942	6,958
Pension funds	—	—	—	—	—	—	—
Managed portfolios	13,570	13,268	12,711	12,052	11,711	12,169	12,740
Managed and marketed customer funds ****	82,977	83,287	83,741	82,170	83,939	83,747	85,435

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

USA

US$ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	4,984	5,080	(96)	(1.9)
Net fee income	942	890	52	5.9
Gains (losses) on financial transactions	42	215	(173)	(80.3)
Other operating income *	418	295	123	41.9
Gross income	6,386	6,480	(94)	(1.4)
Operating expenses	(2,605)	(2,447)	(158)	6.5
General administrative expenses	(2,349)	(2,235)	(115)	5.1
Personnel	(1,363)	(1,258)	(105)	8.4
Other general administrative expenses	(986)	(976)	(10)	1.0
Depreciation and amortisation	(256)	(212)	(44)	20.6
Net operating income	3,781	4,033	(252)	(6.3)
Net loan-loss provisions	(2,613)	(2,387)	(226)	9.5
Other income	(91)	(108)	16	(15.2)
Profit before taxes	1,077	1,539	(462)	(30.0)
Tax on profit	(377)	(494)	117	(23.7)
Profit from continuing operations	700	1,044	(344)	(33.0)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	700	1,044	(344)	(33.0)
Minority interests	274	309	(35)	(11.3)
Attributable profit to the Group	425	735	(310)	(42.1)

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Customer loans **	91,528	90,508	1,020	1.1
Financial assets held for trading (w/o loans)	2,936	1,398	1,537	109.9
Financial assets available-for-sale	16,089	20,665	(4,576)	(22.1)
Central banks and credit institutions **	1,844	1,370	474	34.6
Tangible and intangible assets	11,275	9,618	1,657	17.2
Other assets	21,162	16,969	4,193	24.7
Total assets/liabilities & shareholders’ equity	144,834	140,528	4,306	3.1
Customer deposits **	67,151	66,064	1,087	1.6
Debt securities issued **	27,443	25,143	2,300	9.1
Liabilities under insurance contracts	—	—	—	—
Central banks and credit institutions **	24,853	28,163	(3,309)	(11.8)
Other liabilities	10,016	8,482	1,534	18.1
Stockholders’ equity ***	15,371	12,676	2,695	21.3
Other managed and marketed customer funds	21,986	22,384	(398)	(1.8)
Mutual funds	7,766	8,198	(431)	(5.3)
Pension funds	—	—	—	—
Managed portfolios	14,220	14,186	33	0.2
Managed and marketed customer funds ****	95,354	93,463	1,891	2.0

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

USA

US$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	1,646	1,711	1,723	1,701	1,706	1,652	1,625
Net fee income	294	300	296	314	312	331	299
Gains (losses) on financial transactions	58	114	43	40	23	9	11
Other operating income *	103	85	107	112	128	142	149
Gross income	2,101	2,210	2,169	2,167	2,168	2,133	2,085
Operating expenses	(783)	(806)	(858)	(907)	(856)	(874)	(875)
General administrative expenses	(715)	(733)	(787)	(827)	(775)	(787)	(788)
Personnel	(408)	(419)	(431)	(452)	(458)	(452)	(454)
Other general administrative expenses	(306)	(314)	(356)	(375)	(317)	(335)	(334)
Depreciation and amortisation	(68)	(73)	(71)	(80)	(82)	(87)	(87)
Net operating income	1,318	1,404	1,311	1,260	1,312	1,259	1,210
Net loan-loss provisions	(719)	(834)	(834)	(1,053)	(949)	(797)	(867)
Other income	(21)	(46)	(41)	(56)	(72)	(16)	(3)
Profit before taxes	579	524	436	150	291	446	340
Tax on profit	(178)	(174)	(143)	(78)	(114)	(161)	(102)
Profit from continuing operations	401	350	294	73	177	285	238
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	401	350	294	73	177	285	238
Minority interests	112	111	86	55	87	107	81
Attributable profit to the Group	289	239	207	17	90	178	157

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Customer loans **	88,673	89,122	90,508	91,658	92,031	92,307	91,528
Financial assets held for trading (w/o loans)	1,640	1,875	1,398	2,503	2,694	2,905	2,936
Financial assets available-for-sale	17,805	18,778	20,665	20,843	20,752	19,637	16,089
Central banks and credit institutions **	989	1,433	1,370	1,139	1,742	1,731	1,844
Tangible and intangible assets	8,580	8,838	9,618	9,968	10,536	11,102	11,275
Other assets	14,421	15,411	16,969	16,055	26,931	22,422	21,162
Total assets/liabilities & shareholders’ equity	132,108	135,458	140,528	142,167	154,686	150,105	144,834
Customer deposits **	64,728	65,045	66,064	65,447	67,771	65,926	67,151
Debt securities issued **	21,668	24,408	25,143	26,026	25,517	28,791	27,443
Liabilities under insurance contracts	—	—	—	—	—	—	—
Central banks and credit institutions **	25,574	24,150	28,163	28,490	36,476	29,685	24,853
Other liabilities	8,182	9,395	8,482	9,878	9,928	10,419	10,016
Stockholders’ equity ***	11,957	12,461	12,676	12,326	14,994	15,285	15,371
Other managed and marketed customer funds	24,329	23,432	22,384	21,206	20,827	21,330	21,986
Mutual funds	9,184	8,623	8,198	7,755	7,756	7,748	7,766
Pension funds	—	—	—	—	—	—	—
Managed portfolios	15,146	14,808	14,186	13,451	13,071	13,581	14,220
Managed and marketed customer funds ****	92,611	92,956	93,463	91,710	93,685	93,470	95,354

(**).-     Including all on-balance sheet balances for this item

(***).-   Capital + reserves + profit + other accumulated results

(****).- Excluding debt securities issued of Santander Consumer USA

Corporate Centre

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	(550)	(491)	(59)	12.1
Net fee income	(17)	(8)	(9)	124.6
Gains (losses) on financial transactions	(196)	34	(230)	—
Other operating income	(21)	1	(22)	—
Dividends	31	63	(33)	(51.7)
Income from equity-accounted method	(42)	(37)	(5)	13.7
Other operating income/expenses	(10)	(25)	15	(60.3)
Gross income	(784)	(463)	(321)	69.3
Operating expenses	(351)	(435)	84	(19.3)
Net operating income	(1,135)	(898)	(237)	26.4
Net loan-loss provisions	1	0	1	442.1
Other income	(118)	(378)	260	(68.7)
Underlying profit before taxes	(1,252)	(1,275)	24	(1.9)
Tax on profit	102	(72)	174	—
Underlying profit from continuing operations	(1,149)	(1,347)	198	(14.7)
Net profit from discontinued operations	0	—	0	—
Underlying consolidated profit	(1,149)	(1,347)	198	(14.7)
Minority interests	(9)	28	(37)	—
Underlying attributable profit to the Group	(1,140)	(1,375)	234	(17.0)
Net capital gains and provisions *	(248)	835	(1,083)	—
Attributable profit to the Group	(1,389)	(540)	(849)	157.4
(*).- Including

- In 9M’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million).
- In 9M’15, net result of the reversal of tax liabilities in Brazil (€835 million).

			Variation
	30.09.16	30.09.15	Amount	%
Balance sheet
Financial assets held for trading (w/o loans)	1,332	2,810	(1,477)	(52.6)
Financial assets available-for-sale	1,986	3,585	(1,599)	(44.6)
Goodwill	26,143	26,777	(634)	(2.4)
Capital assigned to Group areas	79,945	77,606	2,339	3.0
Other assets	25,041	35,827	(10,786)	(30.1)
Total assets/liabilities & shareholders’ equity	134,447	146,605	(12,157)	(8.3)
Customer deposits **	1,252	2,015	(763)	(37.9)
Debt securities issued **	33,566	32,779	786	2.4
Other liabilities	16,830	25,977	(9,148)	(35.2)
Stockholders’ equity ***	82,800	85,833	(3,033)	(3.5)
Other managed and marketed customer funds	0	—	0	—
Mutual funds	0	—	0	—
Pension funds	0	—	0	—
Managed portfolios	0	—	0	—
Managed and marketed customer funds	34,818	34,794	23	0.1
(**).- Including all on-balance sheet balances for this item (***).- Capital + reserves + profit + other accumulated results

Resources
Number of employees	1,732	2,161	(429)	(19.9)

Corporate Centre

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	(220)	(132)	(139)	(137)	(169)	(187)	(194)
Net fee income	(2)	(6)	(0)	(6)	(5)	(5)	(7)
Gains (losses) on financial transactions	12	(68)	90	116	(32)	(67)	(97)
Other operating income	(19)	28	(8)	(6)	(18)	15	(18)
Dividends	1	38	24	9	2	27	1
Income from equity-accounted method	(12)	(8)	(16)	(6)	(16)	(5)	(20)
Other operating income/expenses	(8)	(2)	(15)	(9)	(4)	(8)	1
Gross income	(230)	(177)	(56)	(32)	(223)	(244)	(316)
Operating expenses	(142)	(150)	(142)	(112)	(126)	(120)	(104)
Net operating income	(372)	(327)	(199)	(144)	(349)	(365)	(421)
Net loan-loss provisions	(1)	2	(1)	26	1	(5)	5
Other income	(98)	(132)	(148)	(130)	(5)	(55)	(59)
Underlying profit before taxes	(470)	(457)	(348)	(247)	(353)	(424)	(474)
Tax on profit	5	(32)	(44)	131	36	6	61
Underlying profit from continuing operations	(465)	(489)	(392)	(117)	(317)	(418)	(414)
Net profit from discontinued operations	0	—	(0)	—	—	0	(0)
Underlying consolidated profit	(465)	(489)	(392)	(117)	(317)	(418)	(414)
Minority interests	26	(1)	2	2	(6)	(0)	(2)
Underlying attributable profit to the Group	(491)	(489)	(395)	(119)	(311)	(418)	(412)
Net capital gains and provisions *	—	835	—	(1,435)	—	(248)	—
Attributable profit to the Group	(491)	346	(395)	(1,554)	(311)	(666)	(412)

(*).-	Including

–	In 2Q’16, capital gains from the disposal of the stake in Visa Europe (€227 million) and restructuring costs (-€475 million)

–	In 4Q’15, Banif’s badwill in Portugal (€283 million), PPI (-€600 million), impairment of intangible assets (€683 million) and goodwill and other assets (-€435 million)
–	In 2Q’15, net result of the reversal of tax liabilities in Brazil (€835 million).

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16
Balance sheet
Financial assets held for trading (w/o loans)	4,306	3,502	2,810	2,656	1,616	1,992	1,332
Financial assets available-for-sale	3,376	3,721	3,585	3,773	3,654	3,163	1,986
Goodwill	28,666	28,593	26,777	26,960	26,209	26,536	26,143
Capital assigned to Group areas	83,180	81,700	77,606	77,163	84,715	82,167	79,945
Other assets	36,002	35,926	35,827	37,583	20,060	26,085	25,041
Total assets/liabilities & shareholders’ equity	155,531	153,442	146,605	148,136	136,255	139,944	134,447
Customer deposits **	2,600	2,195	2,015	5,205	1,629	1,061	1,252
Debt securities issued **	32,218	29,061	32,779	37,364	32,459	35,292	33,566
Other liabilities	25,138	29,272	25,977	21,052	16,882	18,880	16,830
Stockholders’ equity ***	95,576	92,913	85,833	84,515	85,286	84,710	82,800
Other managed and marketed customer funds	—	—	—	—	0	0	0
Mutual funds	—	—	—	—	—	0	0
Pension funds	—	—	—	—	—	0	0
Managed portfolios	—	—	—	—	—	—	0
Managed and marketed customer funds	34,818	31,256	34,794	42,569	34,087	36,353	34,818

(**).-   Including all on-balance sheet balances for this item

(***).- Capital + reserves + profit + other accumulated results

Retail Banking

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	21,598	22,545	(948)	(4.2)
Net fee income	6,466	6,458	8	0.1
Gains (losses) on financial transactions	384	1,063	(679)	(63.8)
Other operating income *	647	559	88	15.6
Gross income	29,095	30,626	(1,531)	(5.0)
Operating expenses	(13,648)	(13,938)	290	(2.1)
General administrative expenses	(12,440)	(12,769)	330	(2.6)
Personnel	(6,705)	(6,838)	134	(2.0)
Other general administrative expenses	(5,735)	(5,931)	196	(3.3)
Depreciation and amortisation	(1,209)	(1,169)	(40)	3.4
Net operating income	15,447	16,688	(1,241)	(7.4)
Net loan-loss provisions	(6,394)	(6,958)	564	(8.1)
Other income	(1,163)	(1,325)	162	(12.2)
Underlying profit before taxes	7,889	8,405	(515)	(6.1)
Tax on profit	(2,213)	(2,119)	(94)	4.5
Underlying profit from continuing operations	5,676	6,286	(610)	(9.7)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	5,676	6,286	(610)	(9.7)
Minority interests	846	895	(49)	(5.5)
Underlying attributable profit to the Group	4,830	5,391	(561)	(10.4)
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	4,710	5,391	(681)	(12.6)

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

Retail Banking

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	7,496	7,653	7,396	7,312	7,154	7,160	7,284
Net fee income	2,159	2,177	2,122	2,104	2,044	2,170	2,252
Gains (losses) on financial transactions	347	347	369	297	180	76	128
Other operating income *	178	189	193	(185)	173	268	206
Gross income	10,180	10,366	10,080	9,528	9,552	9,673	9,870
Operating expenses	(4,640)	(4,689)	(4,609)	(4,737)	(4,492)	(4,553)	(4,604)
General administrative expenses	(4,262)	(4,283)	(4,225)	(4,331)	(4,104)	(4,144)	(4,192)
Personnel	(2,263)	(2,339)	(2,236)	(2,303)	(2,201)	(2,238)	(2,265)
Other general administrative expenses	(1,998)	(1,944)	(1,988)	(2,029)	(1,903)	(1,905)	(1,926)
Depreciation and amortisation	(378)	(406)	(385)	(406)	(388)	(409)	(412)
Net operating income	5,540	5,677	5,471	4,792	5,060	5,121	5,267
Net loan-loss provisions	(2,318)	(2,319)	(2,321)	(2,289)	(2,161)	(1,955)	(2,278)
Other income	(372)	(473)	(479)	(426)	(416)	(432)	(315)
Underlying profit before taxes	2,849	2,885	2,671	2,077	2,482	2,733	2,674
Tax on profit	(757)	(752)	(610)	(507)	(673)	(791)	(750)
Underlying profit from continuing operations	2,093	2,133	2,060	1,569	1,809	1,943	1,924
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)
Underlying consolidated profit	2,093	2,133	2,060	1,569	1,809	1,943	1,924
Minority interests	284	321	290	219	255	302	289
Underlying attributable profit to the Group	1,808	1,812	1,770	1,350	1,554	1,641	1,636
Net capital gains and provisions **	—	—	—	—	—	(120)	—
Attributable profit to the Group	1,808	1,812	1,770	1,350	1,554	1,521	1,636

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

Retail Banking

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	21,598	20,957	641	3.1
Net fee income	6,466	5,936	530	8.9
Gains (losses) on financial transactions	384	1,006	(622)	(61.8)
Other operating income *	647	554	93	16.7
Gross income	29,095	28,453	642	2.3
Operating expenses	(13,648)	(12,912)	(737)	5.7
General administrative expenses	(12,440)	(11,832)	(608)	5.1
Personnel	(6,705)	(6,344)	(361)	5.7
Other general administrative expenses	(5,735)	(5,488)	(247)	4.5
Depreciation and amortisation	(1,209)	(1,080)	(129)	11.9
Net operating income	15,447	15,542	(95)	(0.6)
Net loan-loss provisions	(6,394)	(6,520)	126	(1.9)
Other income	(1,163)	(1,214)	51	(4.2)
Underlying profit before taxes	7,889	7,807	82	1.1
Tax on profit	(2,213)	(1,976)	(237)	12.0
Underlying profit from continuing operations	5,676	5,831	(155)	(2.7)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	5,676	5,831	(155)	(2.7)
Minority interests	846	845	1	0.1
Underlying attributable profit to the Group	4,830	4,986	(156)	(3.1)
Net capital gains and provisions **	(120)	—	(120)	—
Attributable profit to the Group	4,710	4,986	(276)	(5.5)

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

Retail Banking

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	6,847	7,005	7,104	7,157	7,233	7,170	7,194
Net fee income	1,944	1,974	2,019	2,045	2,074	2,176	2,217
Gains (losses) on financial transactions	338	315	353	299	169	78	137
Other operating income *	179	185	191	(178)	172	269	206
Gross income	9,308	9,480	9,666	9,323	9,649	9,693	9,754
Operating expenses	(4,223)	(4,287)	(4,401)	(4,598)	(4,532)	(4,557)	(4,560)
General administrative expenses	(3,881)	(3,917)	(4,033)	(4,207)	(4,140)	(4,147)	(4,152)
Personnel	(2,065)	(2,143)	(2,136)	(2,240)	(2,221)	(2,242)	(2,242)
Other general administrative expenses	(1,816)	(1,774)	(1,897)	(1,968)	(1,919)	(1,906)	(1,910)
Depreciation and amortisation	(342)	(370)	(368)	(391)	(392)	(409)	(408)
Net operating income	5,085	5,192	5,265	4,725	5,117	5,136	5,194
Net loan-loss provisions	(2,128)	(2,141)	(2,251)	(2,270)	(2,208)	(1,963)	(2,223)
Other income	(325)	(428)	(460)	(434)	(429)	(433)	(301)
Underlying profit before taxes	2,631	2,623	2,553	2,021	2,479	2,740	2,670
Tax on profit	(698)	(685)	(594)	(505)	(670)	(795)	(749)
Underlying profit from continuing operations	1,933	1,938	1,959	1,516	1,810	1,945	1,921
Net profit from discontinued operations	0	0	(0)	—	—	0	(0)
Underlying consolidated profit	1,933	1,938	1,959	1,516	1,810	1,945	1,921
Minority interests	267	297	281	216	255	304	287
Underlying attributable profit to the Group	1,666	1,641	1,678	1,300	1,554	1,641	1,635
Net capital gains and provisions **	—	—	—	—	—	(120)	—
Attributable profit to the Group	1,666	1,641	1,678	1,300	1,554	1,521	1,635

(*).-   Including dividends, income from equity-accounted method and other operating income/expenses

(**).- Contribution to the Single Resolution Fund due to change in the scheduled contributiion dates

Global Corporate Banking

€ million

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	1,980	2,271	(291)	(12.8)
Net fee income	1,093	1,134	(41)	(3.6)
Gains (losses) on financial transactions	1,122	484	638	131.9
Other operating income *	211	217	(6)	(2.6)
Gross income	4,405	4,105	300	7.3
Operating expenses	(1,473)	(1,594)	122	(7.6)
General administrative expenses	(1,408)	(1,463)	55	(3.8)
Personnel	(809)	(835)	26	(3.1)
Other general administrative expenses	(599)	(628)	29	(4.7)
Depreciation and amortisation	(65)	(131)	66	(50.7)
Net operating income	2,933	2,511	422	16.8
Net loan-loss provisions	(604)	(418)	(186)	44.4
Other income	(39)	(46)	8	(16.4)
Profit before taxes	2,289	2,046	243	11.9
Tax on profit	(662)	(581)	(82)	14.1
Profit from continuing operations	1,627	1,465	162	11.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,627	1,465	162	11.0
Minority interests	125	96	29	30.6
Attributable profit to the Group	1,502	1,369	132	9.7

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	776	759	736	730	650	608	722
Net fee income	366	415	353	349	357	385	351
Gains (losses) on financial transactions	292	59	132	240	356	357	410
Other operating income *	20	151	46	51	40	140	31
Gross income	1,455	1,384	1,267	1,370	1,403	1,489	1,514
Operating expenses	(529)	(533)	(532)	(519)	(485)	(500)	(488)
General administrative expenses	(485)	(489)	(490)	(486)	(464)	(477)	(467)
Personnel	(279)	(285)	(271)	(273)	(266)	(273)	(271)
Other general administrative expenses	(206)	(203)	(219)	(214)	(198)	(204)	(196)
Depreciation and amortisation	(44)	(44)	(43)	(33)	(21)	(22)	(21)
Net operating income	926	851	734	851	917	989	1,026
Net loan-loss provisions	(201)	(143)	(75)	(262)	(223)	(194)	(187)
Other income	5	(24)	(28)	(46)	(0)	(33)	(6)
Profit before taxes	729	685	632	543	694	762	833
Tax on profit	(206)	(189)	(185)	(152)	(200)	(220)	(243)
Profit from continuing operations	523	496	447	391	494	542	590
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	523	496	447	391	494	542	590
Minority interests	38	31	27	23	41	38	46
Attributable profit to the Group	485	464	420	368	454	504	544

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million (currency-neutral basis)

			Variation
	9M ’16	9M ’15	Amount	%
Income statement
Net interest income	1,980	2,066	(86)	(4.2)
Net fee income	1,093	1,053	39	3.7
Gains (losses) on financial transactions	1,122	445	677	151.9
Other operating income *	211	219	(9)	(3.9)
Gross income	4,405	3,784	621	16.4
Operating expenses	(1,473)	(1,490)	18	(1.2)
General administrative expenses	(1,408)	(1,367)	(41)	3.0
Personnel	(809)	(776)	(33)	4.3
Other general administrative expenses	(599)	(591)	(8)	1.4
Depreciation and amortisation	(65)	(124)	59	(47.7)
Net operating income	2,933	2,294	639	27.9
Net loan-loss provisions	(604)	(383)	(221)	57.7
Other income	(39)	(48)	9	(18.7)
Profit before taxes	2,289	1,863	427	22.9
Tax on profit	(662)	(524)	(138)	26.4
Profit from continuing operations	1,627	1,339	288	21.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,627	1,339	288	21.5
Minority interests	125	86	40	46.3
Attributable profit to the Group	1,502	1,253	249	19.8

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

Global Corporate Banking

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16
Income statement
Net interest income	683	681	702	704	665	607	707
Net fee income	335	381	338	342	361	385	346
Gains (losses) on financial transactions	266	52	128	216	363	358	401
Other operating income *	21	151	47	52	40	140	31
Gross income	1,304	1,265	1,215	1,314	1,430	1,490	1,485
Operating expenses	(489)	(493)	(509)	(502)	(487)	(499)	(487)
General administrative expenses	(448)	(451)	(467)	(470)	(465)	(477)	(466)
Personnel	(256)	(261)	(259)	(263)	(267)	(273)	(270)
Other general administrative expenses	(192)	(190)	(208)	(206)	(198)	(204)	(196)
Depreciation and amortisation	(41)	(41)	(41)	(32)	(22)	(22)	(21)
Net operating income	815	772	706	812	943	991	999
Net loan-loss provisions	(176)	(125)	(82)	(260)	(229)	(198)	(178)
Other income	1	(23)	(26)	(44)	(0)	(33)	(6)
Profit before taxes	641	623	598	508	714	760	815
Tax on profit	(179)	(171)	(174)	(140)	(206)	(219)	(237)
Profit from continuing operations	462	452	424	368	509	541	577
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	462	452	424	368	509	541	577
Minority interests	32	27	26	23	43	38	44
Attributable profit to the Group	430	425	399	345	466	503	533

(*).- Including dividends, income from equity-accounted method and other operating income/expenses

NPL ratio

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16

Continental Europe	8.52	8.15	7.89	7.27	7.08	6.84	6.43
Spain	7.25	6.91	6.61	6.53	6.36	6.06	5.82
Santander Consumer Finance	4.52	4.25	4.15	3.42	3.28	2.95	2.86
Poland	7.33	7.07	7.14	6.30	5.93	5.84	5.71
Portugal	8.96	8.80	8.86	7.46	8.55	10.46	9.40
United Kingdom	1.75	1.61	1.51	1.52	1.49	1.47	1.47
Latin America	4.64	4.74	4.65	4.96	4.88	4.98	4.94
Brazil	4.90	5.13	5.30	5.98	5.93	6.11	6.12
Mexico	3.71	3.81	3.54	3.38	3.06	3.01	2.95
Chile	5.88	5.73	5.60	5.62	5.45	5.28	5.12
USA	2.20	2.20	2.20	2.13	2.19	2.24	2.24
Operating Areas	4.87	4.68	4.52	4.39	4.36	4.32	4.19
Total Group	4.85	4.64	4.50	4.36	4.33	4.29	4.15

Coverage ratio

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16

Continental Europe	58.6	58.9	60.4	64.2	65.4	61.3	61.3
Spain	46.6	46.8	47.8	48.1	50.2	47.6	47.6
Santander Consumer Finance	103.6	104.9	107.2	109.1	111.9	110.6	110.7
Poland	61.6	63.5	63.1	64.0	67.0	65.8	68.9
Portugal	52.4	54.2	56.2	99.0	87.7	61.9	57.8
United Kingdom	41.2	40.3	39.6	38.2	36.5	36.5	36.0
Latin America	83.6	84.4	85.4	79.0	79.7	81.4	84.5
Brazil	95.2	95.9	96.0	83.7	83.7	85.3	89.3
Mexico	88.4	87.5	93.0	90.6	97.5	102.3	101.9
Chile	52.0	51.6	52.8	53.9	54.6	55.5	58.1
USA	211.5	224.2	218.3	225.0	221.1	220.6	216.2
Operating Areas	68.3	69.4	70.5	72.6	73.3	72.0	72.8
Total Group	68.9	70.1	71.1	73.1	74.0	72.5	72.7

Cost of credit

%

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16

Continental Europe	0.95	0.86	0.77	0.68	0.60	0.51	0.46
Spain	0.97	0.84	0.71	0.62	0.54	0.45	0.41
Santander Consumer Finance	0.93	0.91	0.87	0.77	0.64	0.55	0.49
Poland	1.00	1.00	0.96	0.87	0.82	0.75	0.76
Portugal	0.45	0.38	0.35	0.29	0.28	0.21	0.17
United Kingdom	0.11	0.08	0.04	0.03	0.01	0.03	0.05
Latin America	3.53	3.39	3.33	3.36	3.39	3.41	3.42
Brazil	4.63	4.45	4.40	4.50	4.63	4.71	4.87
Mexico	2.92	2.89	2.87	2.91	2.95	2.96	2.86
Chile	1.74	1.68	1.68	1.65	1.58	1.59	1.55
USA	3.25	3.39	3.36	3.66	3.85	3.77	3.80
Operating Areas	1.38	1.33	1.27	1.26	1.24	1.20	1.20
Total Group	1.38	1.32	1.26	1.25	1.22	1.19	1.19

Risk-weighted assets

€ million

	31.03.15	30.06.15	30.09.15	31.12.15	31.03.16	30.06.16	30.09.16

Continental Europe	226,348	222,524	215,770	215,599	218,694	222,774	223,678
Spain	111,376	106,999	103,608	101,686	101,302	102,302	101,364
Santander Consumer Finance	55,711	54,895	54,890	54,543	57,186	60,068	62,094
Poland	17,329	16,800	16,876	17,164	17,653	17,617	17,810
Portugal	15,804	16,001	15,988	19,956	19,654	19,250	18,778
Spain’s real estate activity	14,892	16,558	16,576	14,770	15,328	15,865	15,693
United Kingdom	114,165	121,925	118,058	117,184	111,321	108,624	104,057
Latin America	174,954	169,250	152,805	153,286	144,179	155,925	154,706
Brazil	96,648	93,986	81,502	81,836	75,500	86,059	84,898
Mexico	29,254	28,727	26,834	27,519	26,717	25,780	25,007
Chile	32,252	30,258	28,236	28,412	28,805	30,397	30,671
USA	88,309	82,555	82,810	87,262	83,938	85,334	83,124
Operating Areas	603,776	596,254	569,443	573,331	558,132	572,657	565,565
Corporate Centre	14,175	13,230	16,373	12,278	13,827	13,363	15,258
Total Group	617,951	609,484	585,816	585,609	571,959	586,020	580,823

Item 4

26 October 2016

Earnings Presentation
January – September 2016

Simple | Personal | Fair
Santander

Important information

The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person's own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments my differ materially from those of such subsidiaries.

Santander 2

Agenda

- **Group performance 9M'16**
- Business areas 9M'16
- Conclusions
- Appendix
- Glossary

9M'16 Financial Highlights

- Attrib. profit hit by one-offs in 9M'15 and 9M'16. Underlying profit growth

Attributable profit	€4,606 mill.; -22.5%
Underlying profit*	€4,975 mill.; +8.4%

- Commercial revenues up y-o-y (currency-neutral)

NII	+2.2%
Fee income	+8.0%

- Enhanced balance sheet quality and lower cost of credit

NPL ratio	4.15%
Cost of credit	1.19%

- Capital increase consistent with high RoTE

FL CET1	10.47%
Underlying RoTE	11.2%

Santander 4

(*) Excluding one-off items and contribution to the Single Resolution Fund (SRF) due to change in the scheduled contribution dates. % change on a currency-neutral basis

9M'16 Business Highlights

Var. Sep'16 / Sep'15

- **Selective growth:**
  - Lending to individuals and companies (+4%)
  - Demand deposits (+10%)

Loans	+3%
Funds	+5%

- **Loyal customers: 14.8 million**
  - Individuals: 13.5 million
  - Companies: 1.3 million

Individuals	+1.1 mill.	+9%
Companies	+182 thousand	+16%

- **Digital customers: 20.2 million**
  - Mobile: 9.4 million

Digital	+4.1 mill.	+25%
Mobile	+3.3 mill.	+54%

Santander 5

Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change on a currency-neutral basis

ONE-OFF ITEMS AND PROFIT RECONCILIATION

9M'16 profit hit by several one-off items in the second quarter

Non-recurring items 2Q'16
(€ million net of tax)

One-off items		**-248**
–Restructuring charge	*-475*	
–Capital gain from VISA Europe sale	*+227*	
Contribution to the SRF[1]		**-120**
Total		**-368**

Profit - quarterly evolution (€ million)
1,633
1,646
1,278
1,695
1Q'16
2Q'16
3Q'16

9M'16 profit reconciliation (€ million)
4,606
248
120
4,975
9M'16 Attributable profit
One-offs
SRF1
9M'16 Underlying profit

Santander 6

(1) In 2015 contribution to the Single Resolution Fund (due to change in the scheduled contribution dates) and Deposit Guarantee Fund (DGF) recorded in December. In 2016: SRF in June and DGF in December

INCOME STATEMENT

Higher underlying profit underpinned by commercial revenues and lower cost of credit (currency-neutral basis)

€ Million	9M'16	9M'15	%9M'15	%9M'15 (currency-neutral)
Gross income	32,740	34,378	-4.8	2.7
Operating expenses	-15,634	-16,149	-3.2	4.1
Net op. Income	17,106	18,229	-6.2	1.4
Loan-loss provisions	-7,112	-7,550	-5.8	0.5
PBT	8,625	8,766	-1.6	7.9
Taxes	-2,684	-2,649	1.3	9.5
Underlying attrib. profit	**4,975**	**5,106**	**-2.6**	**8.4**
Non-recurring1	-368	835	—	—
Attributable profit	**4,606**	**5,941**	**-22.5**	**-15.1**

A: Gross income backed by commercial transformation

B: Operational excellence. Cost-saving measures underway

C: Improved credit quality and lower cost of credit

D: Profit growth, focusing on generating shareholder value

Attributable profit hit by non-recurring items

Santander 7

(1) One-off items and contribution to the SRF in 9M'16, due to change in the scheduled contribution dates. Net result of the reversal of provisions in Brazil in 9M'15

A GROSS INCOME

Gross income rose in 8 of 10 core units driven by net interest income and the good performance of fee income

Gross income evolution

€ million
Net interest income
7,003
7,656
7,694
Fee income
2,236
2,356
2,556
GoFT and Other
1,022
843
685
1Q'14
2Q
3Q
4Q
1Q'15
2Q
3Q
4Q
1Q'16
2Q
3Q

Gross income

€ million
31,889
485
561
-194
32,740
+2%
+8%
-8%
+3%
9M'15 Gross income
Net interest income
Fee income
Gains on financial transactions and Other*
9M'16 Gross income

Santander 8

(*) "Other" includes income from equity accounted method, dividends and other operating results
Note: On a currency-neutral basis

B OPERATING EXPENSES

Active cost management to maintain operational excellence and enhance customer experience

Total operating expenses

€ million

15,018
+4.1%
15,634
-1%
excl. inflation and perimeter
9M'15 Costs
9M'16 Costs

- Excluding inflation and perimeter:
  - **Of note Brazil** (-4%), **Portugal** (-3%) **and Spain** (-3%)
  - Costs up in countries investing more in growth and transformation

Operational excellence

%

Best-in class in cost to income

47.8
>60
9M'16
Peers

Countries included in the Top 3

Customer satistaction[1]

6
3
2
7
1H'15
1H'16

- Cost control plans in all countries and a more efficient Corporation
- Investing in commercial transformation and remaining best-in-class in efficiency

- Enhancing customer experience as a top priority
- Processes digitalisation and streamlining is key

Santander 9

Currency-neutral

(1) Source: Corporate Customer Satisfaction Benchmark. Data as of June

C LOAN-LOSS PROVISIONS

Stable loan-loss provisions with all credit quality ratios improving

Total loan-loss provisions[1]

€ million

7,077
+0.5%
7,112
LLPs
9M'15
LLPs
9M'16

Ratios evolution

	S'15	S'16
NPL ratio	4.50%	4.15%
Coverage ratio	71%	73%
Cost of credit	1.26%	1.19%
Cost of credit excluding SC USA	0.95%	0.85%

- **Lower provisions** in Spain, SCF, Portugal, Poland and Chile
- **Brazil's** up y-o-y due to environment however, cost of credit remained <5%
- Higher in the **US** due to SC USA's retained portfolio and provisions for Oil & Gas at Santander Bank in 1Q

- **NPLs down y-o-y,** with lower net NPL entries in the quarter (-21%)
- **Cost of credit targeted at the Investor Day.** Spain and SCF improved the most y-o-y

Santander 10

(1) Currency-neutral

D FULLY LOADED CAPITAL

Making progress to reach our target of fully-loaded CET1 >11% in 2018, with profitable business growth

Active capital management

Currency-neutral. Sep'16 vs. Sep'15

Loans growth > RWA growth
3% > 0%

Profit growth > RWA growth
8% > 0%

- **Capital selectively allocated** to businesses with **higher RoRWAs**

	Dec'15		Sep'16
RoRWA[1]	1.30%	vs.	1.37%

Fully-loaded CET1 (%)

+62 bps
9.85
10.36
10.47
+11 bps[2]
S'15
J'16
S'16

- **The fully-loaded total capital ratio rose** to **13.70%** (12.75% in September 2015)
- Fully-loaded **leverage ratio improvement: 5.0%** (4.7% in September 2015)

Santander 11

(1) Underlying consolidated profit / average risk-weighted assets
(2) Quarterly change: ordinary generation (+16 bp), perimeter (-4 bp), and AFS and others (-1 bp)

D CREATING SHAREHOLDER VALUE

Santander continues to be among the most profitable banks, while remaining committed to shareholders

RoRWA (%)

1.30
1.20
1.37
1.31
2015
9M'16
Underlying
Total

RoTE (%)

11.0
10.0
11.2
10.6
2015
9M'16

Underlying EPS[1] (euros)

0.113
0.109
0.112
3Q'15
2Q'16
3Q'16

Tangible net asset value per share (euros)

4.07
4.13
4.18
Dec'15
Jun'16
Sep'16

Santander 12

(1) EPS: 0.113 (3Q'15) ; 0.083 (2Q'16) ; 0.112 (3Q'16)

Agenda

- Group performance 9M'16
- **Business areas 9M'16**
- Conclusions
- Appendix
- Glossary

BUSINESS AREAS
Underlying profit 9M'16

Well-diversified results between Europe and the Americas

Argentina, 4%
Other America, 1%
Chile, 6%
UK, 19%
Brazil, 20%
South America
Europe
Spain, 14%
North America
Mexico, 7%
SCF, 13%
USA, 6%
Other Europe, 2%
Poland, 3%
Portugal, 5%

Santander 14

Excluding the Corporate Centre and Real Estate Activity in Spain

SPAIN

Strategy and highlights

	9M'15	9M'16
Digital customers (mill.)	2.2	2.7
Retail fee income (y-o-y % change)	-5%	+9%
Customer satisfaction (position)	5º	3º
Cost of credit	0.71%	0.41%

P&L

€ million

	3Q'16	%2Q'16	9M'16	%9M'15
NII + Fee income	1,185	-3.8	3,660	-6.6
Gross income	1,398	-6.1	4,429	-8.5
Operating expenses	-824	-1.2	-2,495	-3.1
Net op. Income	574	-12.4	1,935	-14.7
Loan-loss provisions	-140	9.0	-500	-40.1
Underlying PBT	382	-13.8	1,264	0.5
Underlying attrib. Profit	270	-12.5	885	0.2

Note: excluding contribution to the SRF in 2Q'16

- **Growth in loyal customers as a result of the 1I2I3 strategy** (individuals: +22% and companies: +38%). The 1I2I3 SMEs account now has more than 100,000 customers
- **Greater customer satisfaction** reflected the effort made in **service quality** improvement
- **Attributable profit** hit by low interest rates, partially offset by fee income growth, costs control and lower provisions
- **3Q net interest income** affected by lower volumes, mortgages repricing and impact of ALCO portfolio sales

Santander 15

SPAIN

Volumes[1] (S'16)
€ billion and % change / Sep'15
Total 153 -3%
Public Institutions 12 -12%
Households mortgages 45 -4%
Other loans to individuals 12 0%
SMEs and companies 50 -1%
GCB 34 -4%
Loans
Total 222 0%
Mutual funds 48 +11%
Time Deposits 46 -19%
Demand Deposits 128 +5%
Funds

Customer NIM
%
Yield on loans
2.32 2.27 2.26 2.14 2.06
Cost of deposits
0.57 0.58 0.50 0.48 0.49
3Q'15 4Q 1Q'16 2Q 3Q

NPL ratio and cost of credit
%
NPL ratio
6.61 6.53 6.36 6.06 5.82
Cost of credit
0.71 0.62 0.54 0.45 0.41
S'15 D'15 M'16 J'16 S'16

- **The 1I2I3 strategy is offering good results in terms of individuals and SMEs activity:**
  - Individuals: new lending up 17%, improved fee income and lower cost of deposits
  - SMEs: new lending up 12% and greater customer capturing
- **Loan stock declined mainly because of public institutions and mortgages**
- Funds strategy focused on growing **demand deposits and mutual funds**
- **Improved customer risk profile:** sharp fall in the cost of credit and the NPL ratio

Santander 16

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

UNITED KINGDOM

Strategy and highlights

	9M'15	9M'16
Digital customers (mill.)	3.8	4.5
Corporate lending growth vs. market	>5 pp	>5 pp
Share of corporates / total loans	13.2%	14.1%
NPL ratio	1.51%	1.47%
Retail customer satisfaction[1]	62.9%	62.7%

P&L

£ million

	3Q'16	%2Q'16	9M'16	%9M'15
NII + Fee income	1,108	1.1	3,309	0.2
Gross income	1,172	-0.7	3,519	1.3
Operating expenses	-599	-3.3	-1,830	0.3
Net op. Income	573	2.2	1,689	2.3
LLPs	-37	-29.6	-95	51.7
PBT	465	2.9	1,421	0.3
Attributable profit	311	1.1	967	-11.1

Costs excluding banking reform (-3% / 9M'15)

- **Stable revenues**: net fee growth offsetting certain NII pressure (SVR[2] and new asset margins)
- **Cost efficiency maintained**
- **Good credit quality in all loan books**, supported by prudent lending criteria
- **Attributable profit** impacted by the introduction of the 8% bank corporation surcharge in 2016 **(PBT:+0.3%)**

Santander 17

(1) Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK
(2) SVR: Standard variable rate

UNITED KINGDOM

Volumes[1]
Var. S'16 / S'15
0% / 2Q'16
+1% /2Q'16
+2%
+6%
Loans
Funds

Banking NIM[2]
%
1.80
1.80
1.78
1.78
1.75
3Q'15
4Q
1Q'16
2Q
3Q

1|2|3 World customers
Million
3.3
4.6
5.1
Sep'14
Sep'15
Sep'16

Corporate loans
£ billion
23.5
26.2
28.3
+12%
+8%
Sep'14
Sep'15
Sep'16

- **Net lending growth in all customer business segments**
- **1|2|3 customers continue to grow**; **+£11.3 bn** of retail **current account balances**
- **Strong corporate lending growth,** in an increasingly competitive environment
- **Mortgage book**: geographically aligned with where people live; low average loan size and LTV of 43%

Santander 18

(1) Volumes in local currency. Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds; (2) In local criteria

BRAZIL

Strategy and highlights

	9M'15	9M'16
Loyal customers (mill.)	3.1	3.5
Digital customers (mill.)	4.2	6.0
Biometrics (million customers)	0.04	4.4
Cost of credit	4.40%	4.87%
Customer satisfacton[1] (ranking among 5 largest banks)	2º	4º

P&L

€ million

	3Q'16	%2Q'16*	9M'16	%9M'15*
NII + Fee income	2,899	2.8	7,847	5.1
Gross income	3,050	3.4	8,133	6.2
Operating expenses	-1,177	3.1	-3,170	5.4
Net op. Income	1,873	3.5	4,963	6.7
LLPs	-951	16.9	-2,424	10.9
PBT	788	1.3	2,036	11.7
Attributable profit	488	4.1	1,276	9.5

(*) % change on a currency-neutral basis

- **Good commercial dynamics** and advances on digital strategy to **boost loyalty**
- **Attributable profit of €488 million** in 3Q'16, **growing in the quarter and in 9M'16 (PBT: +12%)**
- **Net interest income up 2% y-o-y and fee income 15%,** underscoring revenues recurrence
- **Costs** grew at **well below the inflation rate.** In 3Q'16, one month impact of collective agreement
- **Provisions under control** thanks to active risk management

Santander 19

(1) Source: Bacen. Complaints ranking: number of complaints filed by customers

BRAZIL

Volumes[1]

€ billion and % change (currency-neutral basis)

Total 72 -5%
Large companies 18 -20%
Companies 11 -9%
SMEs 11 -3%
Consumer finance 8 +4%
Consumer loans to individuals 17 +6%
Mortgage loans to individuals 8 +8%
Loans
Total 82 +2%
Demand deposits 15 -6%
Time deposits 26 0%
Letras financeiras and other 41 +6%
Deposits

Spread and cost of credit

Spread on loans
7.6% 7.7% 7.7% 8.0% 7.9%
4.4% 4.5% 4.6% 4.7% 4.9%
Cost of credit
3Q'15 4Q 1Q'16 2Q 3Q

NPLs – Over 90 days

Local criteria

National private sector banks
4.0% 3.7% 4.6% 5.0% (Aug'16)
Santander
3.7% 3.3% 3.2% 3.5%
D'13 D'14 D'15 S'16

- **Lending down y-o-y,** focusing on lower risk products. **Loans up 1% in 3Q'16**
- **Payroll loans** *(consignado[2])*, driving the increase in individuals consumer credit, both in the quarter and y-o-y
- **Higher spreads on loans by product / segment**
- **The NPL ratio performed better than national private sector banks and main competitors**

Santander 20

(1) Local criteria. Loans excluding repos (2) Loans for which the monthly instalments are debited directly from the customer's payroll or pension

SANTANDER CONSUMER FINANCE

Strategy and highlights

	9M'15	9M'16
Active customers[1] (mill.)	16.9	17.7
Countries incorporated (#) (Banque PSA Finance agreement)	3	10
Cost of credit	0.87%	0.49%
NPL ratio	4.15%	2.86%

P&L

€ million	3Q'16	%2Q'16*	9M'16	%9M'15*
NII + Fee income	1,099	3.4	3,201	10.1
Gross income	1,106	3.4	3,219	10.0
Operating expenses	-467	-0.4	-1,418	9.9
Net op. Income	639	6.4	1,801	10.0
LLPs	-116	65.4	-300	-30.9
Underlying PBT	**487**	**-0.3**	**1,385**	**25.8**
Underlying attrib. profit[1]	**291**	**-0.8**	**835**	**21.1**

Note: excl. contribution to the SRF in 2Q'16
(*) % change on a currency-neutral basis

Activity

Volumes[2]
Var. S'16 / S'15
+3% / 2Q'16
-4% / 2Q'16
+15%
+20%
Loans
New loans

Customer NIM
%
NIM
3.8
3.7
3.6
3.7
3.7
3.1
3.3
3.1
3.4
3.2
NIM net of provisions
3Q'15
4Q
1Q'16
2Q
3Q

- Further progress in the **agreement with Banque PSA Finance**, meeting targets
- **New lending growth** in all countries
- **Higher revenues, lower cost of credit and NPLs.** Provisions normalising in 3Q'16 compared to low provisions in 2Q due to sale of portfolios
- **Main countries underlying profit**:Germany (€266 mill.); Nordic countries (€210 mill.) and Spain (€152 mill)

Santander 21

Note: Excluding Santander Consumer UK profit, recorded in Santander UK results. Including it, 9M'16 underlying profit: €946 mill. (+19% /9M'15); 3Q'16: 323 mill. (-2% / 2Q'16) (1) Customers with active contract, excl. SC UK and PSA. (2) Loans excluding repos

UNITED STATES

Strategy and highlights

	9M'15	9M'16
Digital customers (thousand)	595	736
C&I loans ($Bn)	18	18
Core deposits ($Bn)	42	45
SC servicing portfolio ($Bn)	15	12
Total cost of credit	3.36%	3.80%

P&L

US$ million

	3Q'16	%2Q'16	9M'16	%9M'15
NII + Fee income	1,925	-2.9	5,926	-0.7
Gross income	2,085	-2.3	6,386	-1.4
Operating expenses	-875	0.1	-2,605	6.5
Net op. income	1,210	-4.0	3,781	-6.3
LLPs	-867	8.7	-2,613	9.5
PBT	340	-23.9	1,077	-30.0
Attributable profit	157	-11.6	425	-42.1

Activity[1]

Santander Bank

Var. S'16 / S'15

Santander Consumer USA

Var. S'16 / S'15

-2% / 2Q'16
+2% / 2Q'16
-1% / 2Q'16
-1% / 2Q'16
+1%
+4%
+1%
+4%
Loans
Funds
Loans
Managed Assets

- **Focus** on **commercial activity** spurred growth in customers (loyal +10%; digital +24%) and core deposits (+6%)
- **Revenues impacted by change of mix in SC USA.** In 3Q, lower originations
- **Costs growing at a slower pace,** but still high due to investments in IT, franchise and regulatory issues
- **LLPs increased** in SBNA (Oil & Gas in 1Q16) and SC USA (higher retained balances)

Santander 22

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

MEXICO

Strategy and highlights

	9M'15	9M'16
Digital customers (thousand)	761	1,179
Payrolls (thousand)	2,969	3,319
Demand deposits (y-o-y change)	+16%	+15%
SMEs loans (MXN mill.)	60,378	66,843
Cost of credit	2.87%	2.86%

P&L

€ million	3Q'16	%2Q'16*	9M'16	%9M'15*
NII + Fee income	767	2.2	2,302	12.1
Gross income	796	3.7	2,375	13.4
Operating expenses	-311	0.3	-950	8.1
Net op. Income	486	6.0	1,425	17.2
LLPs	-194	-6.9	-629	11.9
PBT	**288**	**20.3**	**774**	**17.5**
Attributable profit	**172**	**20.1**	**460**	**19.0**

(*) % change on a currency-neutral basis

Activity

Volumes[1]

Var. S'16 / S'15

+4% / 2Q'16
-1% / 2Q'16
+13%
+9%
Loans
Funds

Customer NIM

%

NIM
3.9
3.7
3.7
3.7
3.8
2.4
2.5
2.3
2.3
2.5
NIM net of provisions
3Q'15
4Q
1Q'16
2Q
3Q

- **55% rise in digital customers and 19% in loyal ones.** Efforts made to attract payrolls
- **Profit up spurred by commercial revenues (+12%)**
- **Net interest income up 15%,** fueled by growth in loans and demand deposits
- **Credit quality improvement continued**, with lower NPLs and stable cost of credit

Santander 23

(1)) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

CHILE

Strategy and highlights

	9M'15	9M'16
Loyal customers (thousand)	562	587
Digital customers (thousand)	903	953
Cost of credit	1.68%	1.55%
NPL ratio	5.60%	5.12%
Improved customer satisfaction (higher in SAN *vs.* peers)	+10 p.p.	+3 p.p.

P&L

€ million

	3Q'16	%2Q'16*	9M'16	%9M'15*
NII + Fee income	561	1.3	1,604	4.8
Gross income	616	3.2	1,749	4.0
Operating expenses	-249	1.1	-721	3.4
Net op. Income	368	4.7	1,028	4.5
LLPs	-146	10.6	-382	-0.7
PBT	228	4.3	653	9.2
Attributable profit	129	-1.3	377	6.3

(*) % change on a currency-neutral basis

Activity

Volumes[1]

Var. S'16 / S'15

+1% / 2Q'16   +5% / 2Q'16

+5%
+7%
Loans
Funds

Customer NIM

%   Inflation UF[2]

9M'15: 2.92   9M'16: 2.32

NIM
3.9
3.7
3.6
3.8
3.8
2.6
2.4
2.7
2.7
2.6
NIM net of provisions
3Q'15
4Q
1Q'16
2Q
3Q

- Improved **customer satisfaction** indices, **greater loyalty and close to 1 million digital customers**
- **Higher attributable profit** driven by net interest income, cost control and lower cost of credit
- **Lower provisions y-o-y.** Rise in 3Q'16 over a 1H'16 that was below average
- **Improvement in all credit quality indices**

Santander 24

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds
(2) Unidad de Fomento

POLAND

Strategy and highlights

	9M'15	9M'16
Digital customers (thousand)	1,837	1,960
Loyal companies (thousand)	77	87
Cost of credit	0.96%	0.76%
NPL ratio	7.14%	5.71%
Market share in loans	9.6%	10.1%(J'16)

P&L

€ million

	3Q'16	%2Q'16*	9M'16	%9M'15*
NII + Fee income	321	6.9	910	7.0
Gross income	330	-5.1	985	5.0
Operating expenses	-149	1.4	-440	2.4
Net op. Income	181	-9.8	545	7.1
LLPs	-43	24.2	-110	-6.9
PBT	132	-3.4	378	-3.2
Attributable profit	69	-8.1	208	-10.2

(*) % change on a currency-neutral basis

Activity

Volumes[1]

Var. S'16 / S'15

+1% / 2Q'16
+2% / 2Q'16
+11%
+8%
Loans
Funds

Customer NIM

%
Yield on loans
4.01
4.04
3.96
3.98
3.99
Cost of deposits
1.02
0.99
1.03
0.95
0.84
3Q'15
4Q
1Q'16
2Q
3Q

- Benchmark bank in **innovation and digital channels** (almost 2 million digital customers)
- **Market share gains in loans. Growth in loans:** particularly companies, mortgages, consumer credit and cards
- **Profit up 8% excluding the tax on assets**
- **Good management of net interest income** (+11% y-o-y backed by larger volumes) and **costs**
- **Significant drop in NPL ratio and cost of credit**

Santander 25

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

PORTUGAL

Strategy and highlights

	9M'15	9M'16
Loyal individuals (thousand)	498	523
Loyal companies (thousand)	21.9	25.9
Digital customers (thousand)	356	422
Cost of credit	0.35%	0.17%
Loans' market-share	11.5%	14.5% (Jul'16)

P&L

€ million

	3Q'16	%2Q'16	9M'16	%9M'15
NII + Fee income	260	-0.7	795	28.6
Gross income	287	-2.2	917	31.5
Operating expenses	-142	-4.9	-445	20.6
Net op. Income	145	0.5	472	43.7
LLPs	-16	150.9	-44	-33.8
Underlying PBT	**124**	**6.2**	**399**	**65.9**
Underl. attrib. profit[1]	**92**	**4.0**	**302**	**67.0**

Note: excluding contribution to the SRF in 2Q'16

Activity

Volumes[1]

Var. S'16 / S'15

-2% / 2Q'16
+1% / 2Q'16
+20%
+24%
Loans
Funds

Cost of time deposits – New deposits[2]

%

0.45
0.34
0.24
0.23
0.18
3T'15
4T
1T'16
2T
3T

- **Banif's integration** continues on schedule
- **Rise in 1|2|3 customers** (27,500 new accounts in 3Q'16)
- **Market-share gain in loans and deposits**
- **Funds up 8%** (excluding Banif), underscoring the banks good position in the financial sector
- Profit driven by **gross income** (NII and gains on financial transactions) and **sharp reduction of the cost of credit**

Santander 26

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds
(2) Banif not included

ARGENTINA

Strategy and highlights

	9M'15	9M'16
Loyal individuals (thousand)	959	1,035
Loyal companies (thousand)	90	100
Digital customers (thousand)	1,224	1,484
Cost of credit	1.99%	1.87%
NPL ratio	1.25%	1.40%

P&L

€ million	3Q'16	%2Q'16*	9M'16	%9M'15*
NII + Fee income	305	15.0	844	26.2
Gross income	355	8.9	999	40.4
Operating expenses	-185	4.3	-549	39.5
Net op. Income	170	14.4	450	41.6
LLPs	-27	10.3	-75	24.1
PBT	**139**	**22.5**	**357**	**41.8**
Attributable profit	**99**	**23.2**	**250**	**48.0**

(*) % change on a currency-neutral basis

Activity

Volumes[1]

Var. S'16 / S'15

+10% / 2Q'16

+4% / 2Q'16

+41%
+50%
Loans
Funds

Customer NIM

%

NIM
8.0
7.1
6.1
5.8
7.0
6.7
5.5
5.2
4.8
5.9
NIM net of provisions
3Q'15
4Q
1Q'16
2Q
3Q

- **Better environment** for banking business. **Acquisition of Citibank's retail portfolio** in October
- **Growth in loans and deposits** driven by the expansion plan and commercial strategy
- Profit fueled by the **increase of all revenue lines**
- Costs up due to the **branch network expansion** and **transformation projects**
- **NPL ratio of 1.4% and coverage of 156%**

Santander 27

(1) Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds

OTHER LATIN AMERICAN COUNTRIES

Attributable profit
€ million (currency-neutral)
Uruguay
+25%
47
59
9M'15
9M'16
Peru
+26%
22
27
9M'15
9M'16

- **Focusing on loyalty, transactions and target segments**
- **Double-digit** growth **in volumes**
- Profit driven by **revenues growth**

Santander 28

CORPORATE CENTRE

Progress made to reduce the Corporate Centre's weight in the Group. Costs down 19%

Underlying profit weight / Total Group (%)

27
23
15
9M'15
9M'16
ID 2018

P&L

€ million

	9M'16	9M'15
Revenues	-784	-463
Operating expenses	-351	-435
Provisions	-117	-378
Tax and minority interests	111	-99
Underlying attrib. profit[1]	-1,140	-1,375

- **Lower revenues** due to fall in gains on financial transactions (hedging)
- **Provisions back to normal levels,** above average in 2015

Santander 29

(1) Excluding one-off items

Agenda

- Group performance 9M’16
- Business areas 9M'16
- **Conclusions**
- Appendix
- Glossary

We are on plan to deliver our 2016/17 targets

	2015	9M'16	2016/17 targets
Loyal customers (MM)	13.8	14.8	15 / 17 ✓
Digital customers (MM)	16.6	20.2	20 / 25 ✓
Fee income[1]	4.3%	8.0%	Increase ✓
Cost of credit	1.25%	1.19%	Improve ✓
Cost to income	47.6%	47.8%	Stable ✓
EPS (€)	0.40 (FY2015)	0.30 (Jan-Sep'16)	Increase ✓
Cash dividend / share (€cents)	15.8	17.2[2]	Increase ✓
TNAV / share (€)	4.07	4.18	Increase ✓
FL CET1	10.05%	10.47%	+40bps per year ✓

Santander 31

(1) Currency neutral y-o-y change. (2) 2016(e), assuming an acceptance percentage of the script dividend equal to that in 2015

Agenda

- Group performance 9M'16
- Business areas 9M'16
- Conclusions
- **Appendix**
- Glossary

Appendix

Global segments results

Group balance sheet

NPL and coverage ratios, and cost of credit

Liquidity and funding

Quarterly income statements

Santander 33

RETAIL BANKING

Activity

€ billion (currency-neutral basis)

Net loans

+4%*
655
678
Sep'15
Sep'16

(*) -1% in euros

Funds

+6%*
669
707
Sep'15
Sep'16

(*) +2% in euros

P&L

€ million

	3Q'16	%2Q'16*	9M'16	%9M'15*
NII + Fee income	9,537	0.7	28,064	4.4
Gross income	9,870	0.6	29,095	2.3
Operating expenses	-4,604	0.1	-13,648	5.7
Net op. income	5,267	1.1	15,447	-0.6
LLPs	-2,278	13.2	-6,394	-1.9
Underlying PBT	2,674	-2.5	7,889	1.1
Underl. attrib. profit	1,636	-0.4	4,830	-3.1

(*) % change on a currency-neutral basis
Note: excluding contribution to the SRF in 2Q'16

- **The retail banking model continued to be transformed** into an increasingly **Simple, Personal and Fair model**
- **Focused** on three main priorities: **customer loyalty, digital transformation and operational excellence**
- **Further development of the multi-channel model,** centred on digital channels
- Progress in achieving our targets. 14.8 million loyal customers (+10% from September 2015) and 20.2 million digital customers (+25% from September 2015)

Santander 35

NOTE: Loans excluding repos . Funds: deposits excluding repos + marketed mutual funds

SANTANDER GLOBAL CORPORATE BANKING (SGCB)

Gross income

€ Million (currency-neutral basis)

+16%*
TOTAL
3,784
4,405
Capital & Other
458
667
+46%
Global Markets
1,076
1,395
+30%
Financing Solutions & Advisory
0,996
1,033
+4%
Global Transaction Banking
1,255
1,309
+4%
Customers +12%*
9M'15
9M'16

(*) In euros: total gross income, +7%; customer revenues, +5%

P&L

€ million

	3Q'16	%2Q'16*	9M'16	%9M'15*
NII + Fee income	1,073	6.2	3,073	-1.5
Gross income	1,514	-0.3	4,405	16.4
Operating expenses	-488	-2.5	-1,473	-1.2
Net op. income	1,026	0.8	2,933	27.9
LLPs	-187	-10.4	-604	57.7
PBT	833	7.2	2,289	22.9
Attributable profit	544	6.0	1,502	19.8

(*) % change on a currency-neutral basis

- **Customer-centred strategy,** underpinned by the **Division's global capacities and their interconnection** with **local units**
- **Reference positions** in export finance, corporate lending, project finance, among others, in Europe and Latin America
- **Attributable profit up 20% (currency-neutral),** driven by **strong and diversified customer revenues (+12%)**

Santander 36

REAL ESTATE ACTIVITY SPAIN

Activity

Total Balance
€ billion
16.2
15.6
4.7
3.8
2.7
5.0
4.0
3.8
1.8
6.0
Other
Net foreclosures
Net loans
Metrovacesa
Sep'15
Sep'16
Coverage ratio
Sep'16 and % change / Sep'15
+2 p.p.
0 p.p.
61%
54%
Loans
Foreclosures

P&L

€ million

	9M'16	9M'15	%9M'15
Gross income	23	110	-78,9
Operating expenses	-162	-181	-10,4
Provisions	-163	-338	-51,8
Tax recovery	90	122	-26,4
Attributable profit	**-217**	**-280**	**-22,5**

- **Reduction of non-core exposures continued at a pace higher than 15% (net loans: -35%)**
- **Stable coverage ratio**
- Lower losses due to **lower costs** and **reduced provision needs**

Santander 37

BALANCE SHEET

Retail balance sheet, appropriate for a low risk business model, liquid and well capitalised

Balance sheet (Sep'16)
€ billion
1,330
Cash and credit institutions
177
Derivatives
95
AFS portfolio
98
Trading portfolio
56
Other*
131
Net loans to customers
773
1
2
3
4
5
6
1,330
Credit institutions
157
Derivatives
117
Other
43
Customer deposits
667
Issues and subordinated liabilities
229
Shareholders' equity & fixed liabilities
117
Assets
Liabilities

1. Lending: 58% of balance sheet
2. Cash, central banks and credit institutions: 13%
3. Derivatives (with counterparty on the liabilities side): 7% of balance sheet
4. Available for sale portfolio (AFS): 8%
5. Trading portfolio: 4%
6. Other (goodwill, fixed assets, accruals): 10%

Santander 39

Other assets: tangible and intangible assets EUR 55 bn., held-to-maturity portfolio € 12 bn., other financial instruments at fair value: € 1 bn.; accruals and other accounts EUR 63 bn.

LIQUIDITY AND FUNDING

Well-funded balance sheet with high structural liquidity surplus

Liquidity balance sheet (Sep'16)
€ billion
Net loans to customers
773
Fixed assets & other
86
Financial assets
170
667
Deposits
57
151
Funding M/LP
128
Equity (101) and other (27)
26
Funding CP
Assets
Liabilities

Commercial Gap: € 105.9 bn.

Structural liquidity[1] surplus: € 143.3 bn. (14% net liabilities)

Santander 41

Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Provisional
(1) Financial assets – short term wholesale funding markets

LIQUIDITY AND FUNDING

Commercial activity evolution enabled a lower recourse to medium and long- term wholesale funding, without eroding the structural liquidity surplus

Issuances

€ billion

Total
47.7
36.3
M/L term issuance
36.3
27.9
Securitisations[1]
11.4
8.4
9M'15
9M'16

Diversified issuances – 9M'16

US$ area, 31%
Sterling area, 28%
Euro area, 41%

Santander 42

(1) Placed in the market and including structured finance

Non-performing loans and loan-loss allowances. September 2016

Non-performing loans

100%: €34,646 mil.

Rest, 13%
Spain, 29%
USA, 6%
Chile, 6%
Mexico, 3%
SCF*, 7%
Brazil, 14%
Poland, 4%
UK, 10%
Portugal, 8%

Loan-loss allowances

100%: €25.171 mill.

Resto, 12%
Spain, 19%
USA, 17%
SCF*, 11%
Chile, 5%
Poland, 3%
Mexico, 3%
Portugal, 7%
Brazil, 18%
UK, 5%

Santander 46

Percentage over Group's total
(*) Excluding SCF UK

Spain Real Estate Activity. Exposure and coverage ratios

Coverage by borrowers' situation (September 2016)

€ million

	Gross Risk	Coverage Fund	Net Risk
Non-performing	4,265	2,708	1,557
Subestándar[1]	131	33	98
Foresclosed real estate	8,240	4,480	3,760
Total problematic assets	12,636	7,221	5,415
Performing loans[2]	100	0	100
Real estate exposure	**12,736**	**7,221**	**5,515**

Total coverage (problematic assets + performing loans)

Provisions / exposure (%)

Total real estate exposure

57%
Sep'16

Non-performing	63%
Subestándar[1]	25%
Foreclosed real estate	54%
Total problemáticos	**57%**
Riesgo vivo[2]	0%

Santander 48

(1) 100% up-to-date with payments
(2) Performing loans: loans up-to-date with payments

Spain Real Estate Activity. Loans and foreclosures

LOANS

€ Million

	Sep'16	Dec'15	Var
Finished buildings	1,990	2,735	-745
Buildings under constr.	103	137	-34
Developed land	1,278	1,603	-325
Building and other land	442	699	-257
Non mortgage guarantee	683	785	-102
Total	**4,496**	**5,959**	**-1,463**

Foreclosed REAL ESTATE (Sep'16)

€ Million

	Gross amount	Coverage	Net amount
Finished buildings	2.208	48%	1.158
Buildings under constr.	972	46%	527
Developed land	2.610	58%	1.106
Building land	2.450	60%	969
Other land	0	--	0
Total	**8.240**	**54%**	**3.760**

Santander 49

Grupo Santander

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	10,563	10,867	10,457	10,336	10,021	10,119	10,395	31,886	30,535
Gross income	11,444	11,618	11,316	10,894	10,730	10,929	11,080	34,378	32,740
Operating expenses	(5,377)	(5,429)	(5,342)	(5,422)	(5,158)	(5,227)	(5,250)	(16,149)	(15,634)
Net operating income	6,067	6,189	5,974	5,472	5,572	5,703	5,831	18,229	17,106
Net loan-loss provisions	(2,563)	(2,508)	(2,479)	(2,558)	(2,408)	(2,205)	(2,499)	(7,550)	(7,112)
Other	(514)	(683)	(716)	(742)	(433)	(544)	(392)	(1,913)	(1,368)
Underlying profit before taxes *	2,990	2,998	2,778	2,173	2,732	2,954	2,940	8,766	8,625
Underlying consolidated profit *	2,067	2,059	1,991	1,702	1,922	1,984	2,036	6,117	5,942
Underlying attributable profit *	1,717	1,709	1,680	1,460	1,633	1,646	1,695	5,106	4,975
Attributable profit	1,717	2,544	1,680	25	1,633	1,278	1,695	5,941	4,606

(*) Excluding: in 2Q15 net result of the reversal of provisions in Brazil in 4Q15 Banif's badwill, PPI, impairment of intangible assets and other provisions (goodwill and other)
in 2Q16 capital gains from the disposal of the stake in Visa Europe, restructuring costs and contribution to the SRF

Santander 51

Grupo Santander

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	9,573	9,904	10,012	10,088	10,149	10,135	10,250	29,490	30,535
Gross income	10,422	10,613	10,854	10,628	10,854	10,950	10,936	31,889	32,740
Operating expenses	(4,920)	(4,987)	(5,110)	(5,266)	(5,199)	(5,230)	(5,205)	(15,018)	(15,634)
Net operating income	5,501	5,626	5,744	5,363	5,655	5,720	5,731	16,871	17,106
Net loan-loss provisions	(2,347)	(2,313)	(2,417)	(2,537)	(2,461)	(2,218)	(2,434)	(7,077)	(7,112)
Other	(471)	(638)	(695)	(748)	(446)	(544)	(378)	(1,804)	(1,368)
Underlying profit before taxes *	2,683	2,675	2,632	2,078	2,749	2,958	2,918	7,990	8,625
Underlying consolidated profit *	1,847	1,821	1,872	1,621	1,936	1,986	2,020	5,540	5,942
Underlying attributable profit *	1,520	1,498	1,571	1,382	1,646	1,646	1,684	4,589	4,975
Attributable profit	1,520	2,333	1,571	(53)	1,646	1,277	1,684	5,424	4,606

(*) Excluding: in 2Q15 net result of the reversal of provisions in Brazil in 4Q15 Banif's badwill, PPI, impairment of intangible assets and other provisions (goodwill and other)
in 2Q16 capital gains from the disposal of the stake in Visa Europe, restructuring costs and contribution to the SRF

Santander 52

Spain
€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	1,371	1,296	1,251	1,199	1,243	1,232	1,185	3,919	3,660
Gross income	1,749	1,522	1,571	1,238	1,543	1,489	1,398	4,842	4,429
Operating expenses	(855)	(856)	(863)	(860)	(837)	(834)	(824)	(2,574)	(2,495)
Net operating income	894	666	708	379	706	655	574	2,268	1,935
Net loan-loss provisions	(366)	(264)	(205)	(156)	(231)	(129)	(140)	(835)	(500)
Other	(44)	(71)	(58)	(89)	(37)	(82)	(51)	(174)	(170)
Underlying profit before taxes *	483	331	444	134	438	444	382	1,259	1,264
Underlying consolidated profit *	345	238	317	99	312	314	274	900	900
Underlying attributable profit *	340	232	311	94	307	308	270	883	885
Attributable profit	340	232	311	94	307	208	270	883	785

(*) Excluding contribution to the SRF in 2Q'16

Santander 53

Santander Consumer Finance

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	949	990	1,011	1,022	1,041	1,061	1,099	2,951	3,201
Gross income	959	991	1,018	998	1,045	1,068	1,106	2,968	3,219
Operating expenses	(422)	(442)	(443)	(467)	(483)	(468)	(467)	(1,306)	(1,418)
Net operating income	537	549	575	530	562	600	639	1,662	1,801
Net loan-loss provisions	(168)	(131)	(142)	(97)	(114)	(70)	(116)	(440)	(300)
Other	(22)	(36)	(44)	(50)	(39)	(41)	(36)	(102)	(115)
Underlying profit before taxes *	348	382	389	383	410	488	487	1,119	1,385
Underlying consolidated profit *	251	272	281	271	293	336	346	805	974
Underlying attributable profit *	220	241	242	236	251	293	291	702	835
Attributable profit	220	241	242	236	251	282	291	702	824

(*) Excluding contribution to the SRF in 2Q'16

Santander 54

Santander Consumer Finance

€ million (currency-neutral basis)

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	936	971	1,003	1,019	1,044	1,060	1,097	2,910	3,201
Gross income	945	971	1,011	995	1,048	1,067	1,104	2,927	3,219
Operating expenses	(416)	(434)	(440)	(466)	(484)	(468)	(466)	(1,290)	(1,418)
Net operating income	529	537	571	529	564	599	638	1,638	1,801
Net loan-loss provisions	(165)	(128)	(141)	(97)	(115)	(70)	(116)	(434)	(300)
Other	(22)	(36)	(44)	(50)	(39)	(41)	(36)	(102)	(115)
Underlying profit before taxes *	342	373	386	383	411	488	486	1,101	1,385
Underlying consolidated profit *	247	265	279	271	294	336	345	791	974
Underlying attributable profit *	216	235	239	236	252	293	290	690	835
Attributable profit	216	235	239	236	252	281	290	690	824

(*) Excluding contribution to the SRF in 2Q'16

Santander 55

Poland

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	291	301	300	311	292	298	321	892	910
Gross income	340	336	309	292	311	345	330	985	985
Operating expenses	(151)	(153)	(146)	(143)	(145)	(146)	(149)	(451)	(440)
Net operating income	190	182	162	149	166	199	181	534	545
Net loan-loss provisions	(39)	(46)	(39)	(44)	(33)	(34)	(43)	(124)	(110)
Other	(1)	(2)	3	(4)	(22)	(29)	(6)	(0)	(57)
Profit before taxes	150	135	125	101	111	136	132	410	378
Consolidated profit	122	112	99	77	88	108	100	333	296
Attributable profit	89	82	73	57	64	75	69	243	208

Santander 56

Poland
PLN million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	1,220	1,232	1,255	1,327	1,275	1,301	1,391	3,708	3,967
Gross income	1,427	1,371	1,293	1,247	1,357	1,507	1,430	4,091	4,293
Operating expenses	(632)	(626)	(614)	(611)	(632)	(638)	(647)	(1,872)	(1,917)
Net operating income	794	745	679	636	724	869	783	2,218	2,376
Net loan-loss provisions	(164)	(187)	(164)	(186)	(144)	(149)	(186)	(515)	(479)
Other	(3)	(9)	11	(16)	(97)	(126)	(25)	(1)	(249)
Profit before taxes	627	549	526	435	483	593	573	1,702	1,648
Consolidated profit	512	456	416	331	384	471	434	1,384	1,289
Attributable profit	372	333	306	245	281	327	300	1,011	908

Santander 57

Portugal
€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	211	208	200	200	273	262	260	619	795
Gross income	238	234	226	318	337	293	287	698	917
Operating expenses	(123)	(122)	(124)	(125)	(154)	(149)	(142)	(369)	(445)
Net operating income	115	112	102	193	183	144	145	328	472
Net loan-loss provisions	(22)	(21)	(24)	(5)	(22)	(6)	(16)	(67)	(44)
Other	(21)	(23)	23	(10)	(2)	(21)	(5)	(21)	(29)
Underlying profit before taxes *	72	67	101	178	158	116	124	240	399
Underlying consolidated profit *	55	49	77	120	122	89	93	181	304
Underlying attributable profit *	55	49	77	119	121	89	92	181	302
Attributable profit	55	49	77	119	121	80	92	181	293

(*) Excluding contribution to the SRF in 2Q'16

Santander 58

United Kingdom

£ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	1,100	1,110	1,092	1,076	1,105	1,096	1,108	3,301	3,309
Gross income	1,152	1,173	1,150	1,155	1,166	1,180	1,172	3,475	3,519
Operating expenses	(612)	(608)	(605)	(610)	(611)	(619)	(599)	(1,824)	(1,830)
Net operating income	540	565	545	545	554	561	573	1,650	1,689
Net loan-loss provisions	(56)	(12)	6	(15)	(5)	(53)	(37)	(63)	(95)
Other	(41)	(36)	(94)	(85)	(45)	(56)	(71)	(171)	(173)
Profit before taxes	443	516	457	444	504	452	465	1,416	1,421
Consolidated profit	356	401	350	350	356	316	316	1,107	988
Attributable profit	350	394	343	343	349	307	311	1,087	967

Santander 59

Brazil

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	2,962	2,869	2,598	2,534	2,365	2,583	2,899	8,428	7,847
Gross income	3,007	2,981	2,656	2,497	2,381	2,703	3,050	8,643	8,133
Operating expenses	(1,187)	(1,151)	(1,056)	(1,059)	(947)	(1,046)	(1,177)	(3,393)	(3,170)
Net operating income	1,820	1,830	1,600	1,438	1,434	1,657	1,873	5,251	4,963
Net loan-loss provisions	(826)	(828)	(813)	(830)	(720)	(753)	(951)	(2,467)	(2,424)
Other	(209)	(263)	(255)	(151)	(177)	(193)	(134)	(727)	(504)
Profit before taxes	785	739	533	457	536	711	788	2,057	2,036
Consolidated profit	532	509	434	350	399	481	544	1,474	1,424
Attributable profit	477	452	385	317	359	429	488	1,315	1,276

Santander 60

Brazil
R$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	9,522	9,736	10,129	10,570	10,161	10,216	10,500	29,388	30,876
Gross income	9,666	10,109	10,362	10,468	10,227	10,708	11,067	30,137	32,003
Operating expenses	(3,815)	(3,904)	(4,110)	(4,396)	(4,068)	(4,138)	(4,266)	(11,829)	(12,473)
Net operating income	5,851	6,205	6,251	6,072	6,159	6,570	6,801	18,307	19,530
Net loan-loss provisions	(2,657)	(2,808)	(3,138)	(3,415)	(3,093)	(2,972)	(3,473)	(8,602)	(9,539)
Other	(672)	(888)	(975)	(667)	(762)	(763)	(457)	(2,534)	(1,982)
Profit before taxes	2,523	2,509	2,139	1,990	2,304	2,835	2,870	7,171	8,009
Consolidated profit	1,711	1,726	1,704	1,509	1,716	1,908	1,979	5,141	5,603
Attributable profit	1,534	1,536	1,514	1,362	1,540	1,704	1,774	4,584	5,019

Santander 61

Mexico

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	791	834	794	832	767	768	767	2,419	2,302
Gross income	819	854	794	850	792	786	796	2,467	2,375
Operating expenses	(355)	(353)	(327)	(334)	(322)	(317)	(311)	(1,035)	(950)
Net operating income	463	501	467	516	470	469	486	1,431	1,425
Net loan-loss provisions	(211)	(224)	(227)	(215)	(221)	(214)	(194)	(662)	(629)
Other	8	(2)	1	(10)	(6)	(11)	(5)	6	(22)
Profit before taxes	260	274	241	291	243	244	288	776	774
Consolidated profit	201	213	193	224	187	192	223	607	602
Attributable profit	153	160	143	173	143	146	172	456	460

Santander 62

Mexico
Million pesos

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	13,300	14,117	14,479	15,219	15,253	15,690	16,028	41,896	46,971
Gross income	13,769	14,450	14,503	15,547	15,745	16,054	16,647	42,722	48,447
Operating expenses	(5,973)	(5,978)	(5,978)	(6,131)	(6,402)	(6,479)	(6,497)	(17,929)	(19,378)
Net operating income	7,795	8,472	8,526	9,416	9,343	9,576	10,151	24,793	29,069
Net loan-loss provisions	(3,545)	(3,791)	(4,131)	(3,939)	(4,399)	(4,364)	(4,062)	(11,467)	(12,825)
Other	130	(36)	17	(174)	(123)	(233)	(98)	110	(454)
Profit before taxes	4,380	4,644	4,412	5,302	4,821	4,979	5,990	13,437	15,790
Consolidated profit	3,381	3,606	3,530	4,080	3,724	3,919	4,643	10,517	12,286
Attributable profit	2,574	2,704	2,613	3,155	2,839	2,979	3,577	7,891	9,394

Santander 63

Chile

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	485	593	554	519	509	534	561	1,632	1,604
Gross income	553	633	606	543	556	577	616	1,792	1,749
Operating expenses	(238)	(263)	(243)	(260)	(235)	(237)	(249)	(743)	(721)
Net operating income	316	370	364	283	321	339	368	1,049	1,028
Net loan-loss provisions	(132)	(126)	(153)	(157)	(109)	(127)	(146)	(410)	(382)
Other	6	(3)	(4)	4	1	(1)	6	(1)	7
Profit before taxes	190	241	207	130	213	211	228	638	653
Consolidated profit	147	212	182	113	173	181	187	541	540
Attributable profit	106	147	125	78	122	126	129	378	377

Santander 64

Chile

Ch$ billion

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	341	406	414	397	393	409	414	1,161	1,216
Gross income	389	432	454	416	430	441	455	1,275	1,326
Operating expenses	(167)	(180)	(182)	(198)	(182)	(182)	(184)	(529)	(547)
Net operating income	222	253	272	218	248	260	272	746	780
Net loan-loss provisions	(92)	(86)	(113)	(119)	(84)	(98)	(108)	(292)	(290)
Other	4	(2)	(3)	3	1	(0)	5	(1)	6
Profit before taxes	134	165	155	103	165	162	169	454	495
Consolidated profit	104	146	136	89	134	138	138	385	410
Attributable profit	74	101	94	61	94	96	95	269	286

Santander 65

United States

$ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	1,940	2,011	2,019	2,014	2,018	1,983	1,925	5,970	5,926
Gross income	2,101	2,210	2,169	2,167	2,168	2,133	2,085	6,480	6,386
Operating expenses	(783)	(806)	(858)	(907)	(856)	(874)	(875)	(2,447)	(2,605)
Net operating income	1,318	1,404	1,311	1,260	1,312	1,259	1,210	4,033	3,781
Net loan-loss provisions	(719)	(834)	(834)	(1,053)	(949)	(797)	(867)	(2,387)	(2,613)
Other	(21)	(46)	(41)	(56)	(72)	(16)	(3)	(108)	(91)
Profit before taxes	579	524	436	150	291	446	340	1,539	1,077
Consolidated profit	401	350	294	73	177	285	238	1,044	700
Attributable profit	289	239	207	17	90	178	157	735	425

Santander 66

Corporate Centre

€ million

	1Q 15	2Q 15	3Q 15	4Q 15	1Q 16	2Q 16	3Q 16	9M '15	9M '16
NII + Fee income	(222)	(138)	(139)	(142)	(173)	(192)	(201)	(498)	(567)
Gross income	(230)	(177)	(56)	(32)	(223)	(244)	(316)	(463)	(784)
Operating expenses	(142)	(150)	(142)	(112)	(126)	(120)	(104)	(435)	(351)
Net operating income	(372)	(327)	(199)	(144)	(349)	(365)	(421)	(898)	(1,135)
Net loan-loss provisions	(1)	2	(1)	26	1	(5)	5	0	1
Other	(98)	(132)	(148)	(130)	(5)	(55)	(59)	(378)	(118)
Underlying profit before taxes *	(470)	(457)	(348)	(247)	(353)	(424)	(474)	(1,275)	(1,252)
Underlying consolidated profit *	(465)	(489)	(392)	(117)	(317)	(418)	(414)	(1,347)	(1,149)
Underlying attributable profit *	(491)	(489)	(395)	(119)	(311)	(418)	(412)	(1,375)	(1,140)
Attributable profit	(491)	346	(395)	(1,554)	(311)	(666)	(412)	(540)	(1,389)

(*) Excluding: in 2Q15 net result of the reversal of provisions in Brazil in 4Q15 Banif's badwill, PPI, impairment of intangible assets and other provisions (goodwill and other)
in 2Q16 capital gains from the disposal of the stake in Visa Europe, restructuring costs

Santander 67

Agenda

- Group performance 9M’16
- Business areas 9M'16
- Conclusions
- Appendix
- **Glossary**

Glossary - Acronyms

- **AFS:** Available for sale
- **Bn:** Billion
- **CET1:** Common equity tier 1
- **C&I:** Commercial and Industrial
- **DGF**: Deposit guarantee fund
- **FL:** Fully-loaded
- **EPS:** Earning per share
- **GoFT:** Gains on financial transactions
- **LTV:** Loan to Value
- **LLPs:** Loan-loss provisions
- **MXN:** Mexican Pesos
- **NII**: Net interest income
- **NIM:** Net interest margin
- **NPL:** Non-performing loans
- **n.m.:** Non meaningful
- **PBT:** Profit before tax
- **P&L:** Profit and loss
- **RoRWA:** Return on risk-weighted assets
- **RWA:** Risk-weighted assets
- **RoTE:** Return on tangible equity
- **SCF:** Santander Consumer Finance
- **SC USA:** Santander Consumer USA
- **SGCB:** Santander Global Corporate Banking
- **SMEs:** Small and Medium Enterprises
- **SRF:** Single Resolution Fund
- **ST:** Short term
- **SVR:** Standard variable rate
- **TNAV:** Tangible net asset value
- **UF:** Unidad de fomento (Chile)
- **y-o-y:** Year on Year
- **UK**: United Kingdom
- **US**: United States

Santander 69

Thank you

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be

Simple | Personal | Fair

Santander

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

FTSE4Good

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 28, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer